filed pursuant to rule 253(g)(2)

file no. 024-12334

As filed with the Securities and Exchange Commission on February 9, 2024

PART II – INFORMATION REQUIRED IN OFFERING CIRCULAR

OFFERING CIRCULAR

1st stREIT Office Inc.

Sponsored by Tryperion Holdings LLC

Up to $47,915,884 in Shares of Common Stock

1st stREIT Office Inc. is a Maryland corporation formed to acquire and manage a portfolio of commercial real estate properties. We expect to use substantially all of the net proceeds from this offering to acquire a diversified portfolio of office properties with a focus on markets where we feel that the risk-return characteristics are favorable. We may also invest, to a limited extent, in other real estate-related assets. Through September 30, 2023, our ongoing offering (of which this offering is a continuation) had raised an aggregate of approximately $21.0 million in capital pursuant to Regulation A of the Securities Act of 1933 (“Regulation A”).

Substantially all of our assets are held by, and substantially all of our operations are conducted through, our operating partnership, 1st stREIT Office Operating Partnership LP, a Delaware limited partnership (our “Operating Partnership”), either directly or through its subsidiaries, and we are the sole general partner of our Operating Partnership. Additionally, we have contributed, and will continue to contribute, the net proceeds from this offering (including the private placements to our Sponsor) to our Operating Partnership in exchange for units of limited partnership interest in our Operating Partnership (“OP Units”). We have elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2017. We believe that we have been organized and have operated in a manner that has allowed us to qualify as a REIT for U.S. federal income tax purposes commencing with such taxable year, and we intend to continue operating in such a manner.

We are externally managed and advised by SW Manager, LLC, a Delaware limited liability company (our “Manager”). On May 31, 2022, the Manager, underwent a change of control whereby 100% of the Manager’s interests previously held by Tryperion Partners, LLC (“Partners”), the Company’s original sponsor “Original Sponsor”), were assigned to Tryperion Holdings LLC (“Holdings”) (the “Reorganization”). Holdings is wholly-owned by Jeffrey Karsh (“Karsh”), one of the three principals of Partners. Karsh, together with Joseph Kessel (“Kessel”) and Eliot Bencuya (“Bencuya”) were the original principals of Partners who were also officers and directors of the Company. As a result of the Reorganization, Holdings replaced Partners as the Company’s sponsor (the “Sponsor”). See “Management and Management Compensation.”

Our Sponsor is a private real estate investment firm that provides investment management services to a range of foundation and high net worth clients. Since 2013, the principal of our Sponsor, together with Messrs. Kessel and Bencuya, has sponsored three value-add closed commercial real estate funds that successfully raised a total of over $161.0 million of equity capital, of which approximately 96.9% has been invested. As of the date of this offering circular, the principal of our Sponsor, together with Messrs. Kessel and Bencuya, have collectively underwritten and/or managed the acquisition, ownership and disposition of real estate investments valued in excess of $5.5 billion spanning all major asset classes.

As of the date of this offering circular, we own one office property consisting of three buildings located in the South County submarket of St. Louis, Missouri, and two office properties located in Carmel, Indiana, totaling 516,749 rentable square feet. We closed the acquisition of our second office property in Carmel, Indiana on September 28, 2023. See “Business and Properties.”

We are continuing to offer a maximum of up to $47,915,884 in shares of our common stock, including any shares that may be sold pursuant to our distribution reinvestment and direct stock purchase plan (the “Plan”) on a “best efforts maximum” basis and have previously raised $20,962,054 in our ongoing offering. Because this is a “best efforts maximum” offering, we are only required to use our best efforts to sell shares of our common stock. We are continuing to offer shares of common stock in our offering at a per share purchase price equal to our net asset value, or NAV, divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis (NAV per share). The per share purchase price for any shares that may be sold pursuant to the Plan will also be equal to the NAV per share. Our per share price is adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year. As of the date of this offering circular, the per share purchase price is $7.01. The minimum investment amount for initial purchases of shares of our common stock is 500 shares. We may terminate this offering at any time.

Our Original Sponsor holds 7,500 shares of our common stock, which were purchased from us at $10.00 per share in two private placements, for net proceeds to us of $75,000. Our common stock will not initially be listed for trading on a stock exchange or other trading market and we have no obligation to list our common stock for trading at any time; however, we may in the future apply to have our common stock approved for trading on the OTCQX marketplace or another secondary market. We have adopted a stockholder redemption plan designed to provide our stockholders with some limited liquidity on a quarterly basis for their investment in shares of our common stock. See “Stockholder Redemption Plan.”

We have engaged Securitize, Inc. to provide certain technology, anti-money laundering (AML), and know your customer (KYC) services in connection with this offering. We have also engaged Securitize, Inc. to provide transfer agent and administrator services. We may engage other third parties in the future to perform similar services. Securitize, Inc. is not participating as an underwriter of this offering and they will not solicit any investment in 1st stREIT Office Inc., recommend 1st stREIT Office Inc.’s securities or provide investment advice to any prospective investor, or distribute this offering circular or other offering materials to investors. All inquiries regarding this offering should be made directly to 1st stREIT Office Inc. See “Plan of Distribution—Administrative and Processing Agent” for more information.

Shares of our common stock are subject to the ownership and transfer limitations in our charter which are intended to assist us in qualifying and maintaining our qualification as a REIT, including, subject to certain exceptions, a 9.0% ownership limit. See “Description of Capital Stock and Certain Provisions of Maryland Law, our Charter and Bylaws—Restrictions on Ownership of Shares.”

This offering is intended to qualify as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act of 1933, as amended (the “Securities Act”). In preparing this offering circular, we have elected to comply with the applicable disclosure requirements of a registration statement on Form S-11 under the Securities Act.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Investing in shares of our common stock is speculative and involves substantial risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 23 to read about the more significant risks you should consider before buying shares of our common stock. These risks include the following:

•	We depend on our Manager to select our investments and conduct our operations. We pay fees and expenses to our Manager and its affiliates that were not determined through the benefit of arm’s length negotiations of the type normally conducted between unrelated parties. These fees increase your risk of loss.

•	We have limited operating history, and as of the date of this offering circular, our total assets consist of three office properties totaling 516,749 rentable square feet located in St. Louis, Missouri and Carmel, Indiana. Our prior performance, and the prior performance of the funds and entities affiliated with both our Original Sponsor and Sponsor may not predict our future results. Therefore, there is no assurance that we will achieve our investment objectives.

•	Although we have acquired two properties and begun operations and have identified a third property for acquisition, we have not identified any other investments to acquire with the net proceeds of this offering. You will not be able to evaluate our future investments prior to purchasing shares.

•	Our Sponsor’s executive officers and key real estate professionals are also officers, directors, managers and/or key professionals of our Sponsor and its affiliates. As a result, they will face conflicts of interest, including time constraints, allocation of investment opportunities and significant conflicts created by our Manager’s compensation arrangements with us and other affiliates of our Sponsor.

•	Our Sponsor may sponsor other companies that compete with us, and our Sponsor does not have an exclusive management arrangement with us; however, our Sponsor has adopted a policy for allocating investments between different companies that it sponsors with similar investment strategies.

•	This offering is being made pursuant to rules and regulations under Regulation A of the Securities Act, as recently amended by the SEC. The legal and compliance requirements of these rules and regulations, including ongoing reporting requirements related thereto, are relatively untested.

•	Global health emergencies, such as COVID-19, may cause material uncertainty and risk with respect to our prospects, performance and financial results.

•	If we raise substantially less than the maximum offering amount, we may not be able to acquire a diverse portfolio of investments and the value of your shares may vary more widely with the performance of specific assets.

•	If we internalize our management functions, your interest in us could be diluted and we could incur other significant costs associated with being self-managed.

•	We may change our investment guidelines without stockholder consent, which could result in investments that are different from those described in this offering circular.

•	While our goal is to pay dividends from our cash flow from operations, we may use other sources to fund dividends, including offering proceeds, borrowings and sales of assets. We have not established a limit on the amount of proceeds we may use to fund dividends. If we pay dividends from sources other than our cash flow from operations, we will have less funds available for investments and your overall return may be reduced. In any event, we intend to make quarterly dividends as required to comply with the REIT distribution requirements and avoid U.S. federal income and excise taxes on retained income.

•	Our Manager calculates our NAV on a quarterly basis using valuation methodologies that involve subjective judgments and estimates. As a result, our NAV may not accurately reflect the actual prices at which our commercial real estate assets and investments, including related liabilities, could be liquidated on any given day.

•	No public market currently exists for our shares, and while we may attempt to effectuate a liquidity event within approximately ten years from the completion of this offering as may be extended from time to time, we are not required to effectuate a liquidity event by any specific date. If you are able to sell your shares through our stockholder redemption plan, through secondary market sales or otherwise, you may have to sell them at a discount to their fair value.

•	If we fail to qualify as a REIT for U.S. federal income tax purposes and no relief provisions apply, we would be subject to entity-level U.S. federal income tax and, as a result, our cash available for distribution to our stockholders and the value of our shares could materially decrease.

•	Real estate investments are subject to general downturns in the industry as well as downturns in specific geographic areas. We cannot predict what the occupancy level will be in a particular building or that any tenant will remain solvent. We also cannot predict the future value of our properties. Accordingly, we cannot guarantee that you will receive cash dividends or appreciation of your investment.

The United States Securities and Exchange Commission does not pass upon the merits of, or give its approval to, any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

	Per Share	Total Maximum
Public Offering Price(1)	$7.01	$47,915,884
Selling Commissions(2)	$—	$—
Proceeds to Us from this Offering to the Public (Before Expenses)(3) (4)	$7.01	$47,915,884

(1)	Our price per share is adjusted every fiscal quarter and will equal our NAV per share.

(2)	This is a “best efforts” offering. See “Plan of Distribution”. Investors do not pay upfront selling commissions in connection with the purchase of shares of our common stock. The shares of our common stock may be purchased directly from us through our website at www.streitwise.com or through an existing investor account subject to certain limitations. We may sell shares of our common stock through registered broker-dealers; however, any required commissions to the broker-dealers will be paid by our Sponsor and not by us or our stockholders and such commissions will not be reimbursable by us to our Sponsor. The Company and its officers, employees and associated persons have intended to, and intend to continue to, conduct the offering in accordance with Rule 3a4-1 and, therefore, none of them are required to register as a broker-dealer.

(3)	Our Manager is entitled to be reimbursed for organization and offering expenses in an amount not to exceed 3% of the gross proceeds that we raise in this offering (and up to 3% of the gross proceeds of any future offerings that are a continuation of this offering, which, with respect to the first $50,000,000 of capital we raise, will equal $1,500,000). 1st stREIT Office Inc. and its stockholders, and not the OP Unitholders, will bear all such organization and offering expenses in connection with this offering and up to 3% of the gross proceeds of any future offerings of our common stock that are a continuation of this offering, and the number of OP Units held by the limited partners will be adjusted upward to reflect the allocation of these expenses to 1st stREIT Office Inc. To the extent these organization and offering expenses exceed 3% of the gross proceeds that we raise in this offering, the Manager will bear such expenses through a reduction in future Management Fees payable by the Operating Partnership or otherwise. As of September 30, 2023, our Sponsor and its predecessor have incurred in excess of $1,500,000 in organization and offering expenses subject to reimbursement, of which $1,078,385 have been waived. $421,615 of such expenses have been allocated to the Company since inception and recorded in the consolidated statement of stockholders’ equity. No additional organizational and offering costs are subject to reimbursement until the offering has raised more than $50,000,000. See “Estimated Use of Proceeds” and “Management Compensation—Organization and Offering Expenses” for more information.

(4)	Does not include $75,000 of proceeds related to the private placement of 7,500 shares of common stock held by our Original Sponsor.

The date of this offering circular is February 8, 2024

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this offering circular and any accompanying offering circular supplements, which we refer to collectively as this offering circular. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with different information. This offering circular may only be used where it is legal to sell these securities. You should not assume that the information contained in this offering circular is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This offering circular is part of an offering statement that we filed with the United States Securities and Exchange Commission (“SEC”). Periodically, as we make material investments, update our quarterly NAV per share amount, or have other material developments, we will provide an offering circular supplement that may add to, update or change the information contained in this offering circular. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports, current event reports and other reports and information statements that we will file periodically with the SEC.

The offering statement and all supplements and reports that we have filed or will file in the future can be read on the SEC’s website at www.sec.gov and on our website at www.streitwise.com.

Our board of directors and officers and those selling shares on our behalf in this offering are permitted to make a determination that the purchasers of shares in this offering are “qualified purchasers” in reliance on the information and representations provided by the stockholder regarding the stockholder’s financial situation. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)C of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

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INVESTMENT CRITERIA

The shares of our common stock are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering is exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that the shares of our common stock offered hereby are offered and sold only to “qualified purchasers” or at a time when our common stock is listed on a national securities exchange. In order to be a “qualified purchaser,” a purchaser of shares must satisfy one of the following:

(1)	Accredited Investors: You are an accredited investor. An “accredited investor” is:

(a)	If a natural person, a person that:

i.	has an individual net worth, or joint net worth with his or her spouse, that exceeds $1,000,000, excluding the value of the primary residence of such natural person (as described below);

ii.	has individual income in excess of $200,000, or joint income with his or her spouse in excess of $300,000, in each of the two most recent years and has a reasonable expectation of reaching the same income level in the current year;

iii.	is a director, executive officer, general partner, or “knowledgeable employee” of the company selling securities; or

iv.	who holds in good standing any of the following licenses administered by FINRA: Series 7, Series 65, or Series 82.

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

(b)	If not a natural person, one of the following:

i.	a corporation, an organization described in Code Section 501(c)(3), a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring shares, with total assets in excess of $5,000,000;

ii.	a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered and whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of an investment in a share;

iii.	a broker-dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

iv.	an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”);

v.	a business development company (as defined in Section 2(a)(48) of the Investment Company Act);

vi.	a Small Business Investment Company licensed by the United States Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

vii.	an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if the investment decision is made by a plan fiduciary (as defined in Section 3(21) of ERISA), which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons who are accredited investors;

viii.	a private business development company (as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”));

ix.	a bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity; or

x.	an entity in which all the equity owners are accredited investors

The list above is non-exhaustive; prospective investors should review Rule 501 of Regulation D for more details on whether they are an “accredited investor.” See Rule 501 of Regulation D for more details.

(c)	In addition, the SEC has issued certain no-action letters and interpretations in which it deemed certain trusts to be accredited investors, such as trusts where the trustee is a bank as defined in Section 3(a)(2) of the Securities Act and revocable grantor trusts established by individuals who meet the requirements of clause (1)(a)(i) or (1)(a)(ii) of this section. However, these no-action letters and interpretations are very fact specific and should not be relied upon without close consideration of your unique facts; or

(2)	Non-Accredited Investors: If you are not an accredited investor, your investment in shares of our common stock may not be more than 10% of the greater of:

(a)	If you are a natural person:

i.	your individual net worth, or joint net worth with your spouse, excluding the value of your primary residence (as described below); or

ii.	your individual income, or joint income with your spouse, received in each of the two most recent years and you have a reasonable expectation that an investment in the shares will not exceed 10% of your individual or joint income in the current year.

(b)	If you are not a natural person,

i.	your revenue, as of your most recently completed fiscal year end; or

ii.	your net assets, as of your most recently completed fiscal year end.

For purposes of this definition, “net worth” means the excess of total assets at fair market value over total liabilities, except that the value of the principal residence owned by a natural person will be excluded for purposes of determining such natural person’s net worth. In addition, for purposes of this definition, the related amount of indebtedness secured by the primary residence up to the primary residence’s fair market value may also be excluded, except in the event such indebtedness increased in the 60 days preceding the purchase of our common stock and was unrelated to the acquisition of the primary residence, then the amount of the increase must be included as a liability in the net worth calculation. Moreover, indebtedness secured by the primary residence in excess of the fair market value of such residence should be considered a liability and deducted from the natural person’s net worth.

We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

The following questions and answers about this offering highlight material information regarding us and this offering that is not otherwise addressed in the “Offering Summary” section of this offering circular. You should read this entire offering circular, including the section entitled “Risk Factors,” before deciding to purchase shares of our common stock.

Q:	What is 1st stREIT Office Inc.?

A:	We were formed as a Maryland corporation to invest in and manage a portfolio of commercial real estate properties. We expect to use substantially all of the net proceeds from this offering to acquire a diversified portfolio of primarily office properties with a focus on markets where we feel that the risk-return characteristics are favorable. We may also invest, to a limited extent, in other real estate-related assets. The use of the terms “1st stREIT Office”, the “company”, “we”, “us” or “our” in this offering circular refer to 1st stREIT Office Inc. and our subsidiaries, including our Operating Partnership, unless the context indicates otherwise.

Q:	What is a real estate investment trust, or REIT?

A:	In general, a REIT is an entity that:

•	combines the capital of many investors to acquire or provide financing for a diversified portfolio of real estate investments under professional management;

•	is able to qualify as a “real estate investment trust” for U.S. federal income tax purposes and is therefore generally not subject to U.S. federal corporate income taxes on its net income that is distributed, which substantially eliminates the “double taxation” treatment (i.e., taxation at both the corporate and stockholder levels) that generally results from investments in a corporation; and

•	pays dividends to investors of at least 90% of its annual ordinary taxable income.

In this offering circular, we refer to an entity that qualifies to be taxed as a real estate investment trust for U.S. federal income tax purposes as a REIT. We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2017. We believe that we have been organized and have operated in a manner that has allowed us to qualify as a REIT for U.S. federal income tax purposes commencing with such taxable year, and we intend to continue operating in such a manner.

Q:	Who will choose which investments you make?

A:	We are externally managed by SW Manager, LLC (our “Manager”), a wholly-owned subsidiary of our Sponsor, under a management agreement between us and our Manager. Our Manager executed separate support agreements with our Sponsor and Interamar Manager, LLC (“Interamar”), a wholly-owned subsidiary of Joseph Kessel, a principal of our Original Sponsor. Pursuant to these support agreements our Sponsor and Interamar provide our Manager with the personnel, services and resources necessary for our Manager to perform its obligations and responsibilities under the management agreement in exchange for certain fees payable by our Sponsor and not the Company. Our Manager makes all of our investment decisions pursuant to the terms of our management agreement.

Q:	Who is Tryperion Holdings LLC?

A:	Tryperion Holdings LLC (our “Sponsor”) is our Sponsor and the parent company of our Manager. Our Sponsor is a private real estate investment firm that provides investment management services to a range of foundation and high net worth clients. Our Sponsor utilizes its extensive real estate expertise and industry relationships to create value through prudent acquisitions and active asset management.

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Q:	What experience does your Sponsor and Interamar have?

A:	Our Sponsor and Interamar are experienced in managing complex real estate investments through multiple business cycles and through the life cycle of each investment, from acquisition and business plan execution, to realization. Our Manager, acting through the support agreements with our Sponsor and Interamar utilizing the personnel and resources of these entities, selects our investments and manages our day-to-day operations. Our Sponsor and Interamar’s valuable real estate and investment expertise includes the following:

•	Real Estate Investment Experience – To date, Jeffrey Karsh, the principal of our Sponsor, together with Eliot Bencuya and Joseph Kessel, have collectively underwritten and/or managed the acquisition, ownership and disposition of real estate investments valued in excess of $5.5 billion spanning all major asset classes. Since 2013, the principal of our Sponsor, together with Messrs. Bencuya and Kessel, has sponsored three value-add closed commercial real estate funds that successfully raised a total of over $161.0 million of equity capital, of which approximately 96.9% has been invested.

•	Proven Ability to Source Attractive Opportunities – The principal of our Sponsor, together with Messrs. Bencuya and Kessel, has sponsored three value-add closed-end funds targeting all commercial property types. Through these vehicles, as of September 30, 2023, more than $460.0 million of real estate in various U.S. markets and property types has been successfully acquired.

•	Asset Management Experience – Our Sponsor and Interamar each have a strong track record of adding value to investments made, both in direct deals and in joint venture deals, through aggressive management and leasing, strategic capital improvements, and prudent financing programs. We believe that our Sponsor and Interamar have the experience necessary to help guide investments through various market conditions.

Q:	Why should I invest in commercial real estate investments?

A:	Our goal is to provide a professionally managed, diversified portfolio consisting primarily of high-quality office properties, and, to a limited extent, other real estate-related assets, to investors who may have had limited access to such investments in the past. We believe that allocating some portion of your investment portfolio to a direct investment in high-quality office assets may provide you with:

•	diversification of your portfolio, by investing in an asset class that historically has not been correlated with the stock market generally; and

•	the opportunity for current income and capital appreciation.

Q:	Why should I invest specifically in a company that is focused on office investments requiring less than $20 million of equity?

A:	We believe there is an abundance of investors targeting deals that require more than $20 million of equity, but there are far fewer investors targeting deals requiring less than $20 million of equity. This mismatch in the marketplace provides us the opportunity to acquire smaller deals – deals that fall below the radar of the large institutional real estate investors but are too expensive for most high net worth investors to capitalize – at prices that we believe represent a discount to intrinsic value.

Q:	What kind of offering is this?

A:	We are offering, principally through our website, www.streitwise.com or through an existing investor account subject to certain limitations, a maximum of $47,915,884 in shares of our common stock to the public, including shares issued pursuant to the Plan, on a “best efforts maximum” basis at our net asset value, or NAV, divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis (NAV per share). The per share purchase price for any shares that may be sold pursuant to the Plan will also be equal to the NAV per share. As of the date of this offering circular, the per share purchase price is $7.01. Our Original Sponsor owns 7,500 shares of our common stock that were purchased from us at our initial $10.00 per share in two private placements, for net proceeds to us of $75,000.

This offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering.

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Q:	How is an investment in shares of your common stock different from investing in shares of a listed REIT?

A:	The fundamental difference between our common stock and the common stock of a listed REIT is the daily liquidity available with a listed REIT. Although we may eventually list our common stock on the OTCQX marketplace or another secondary market upon the completion of this offering, our common stock will not initially be listed for trading on a stock exchange or other trading market and we have no obligation to list our common stock for trading at any time. Further, although we have adopted a limited stockholder redemption plan that generally allows investors to redeem shares on a quarterly basis, the stockholder redemption plan is subject to certain restrictions and limitations. For investors with a short-term investment horizon, a listed REIT will provide more liquidity and therefore may be a more suitable investment for you than an investment in shares of our common stock.

However, because of the daily liquidity and real-time stock price quotes, listed REITs are subject to daily stock price volatility as well as general stock market volatility. We believe that our common stock will be less volatile and less exposed to stock market fluctuations, while still providing investors the opportunity to invest in a pool of real estate assets.

Additionally, listed REITs are subject to more demanding public disclosure and corporate governance requirements than we are subject to. While we are subject to the scaled reporting requirements of Regulation A, such periodic and current reports are substantially less than what would be required for a listed REIT.

Q:	How is an investment in shares of your common stock different from investing in shares of a traditional public non-traded REIT?

A:	Traditional public non-traded REITs typically charge investors high upfront broker-dealer commissions and expenses. Investors in this offering will not be charged any broker-dealer commissions, saving investors approximately 70% to 80% in upfront expenses as compared to a traditional public non-traded REIT. We may sell shares of our common stock through registered broker-dealers; however, any required commissions to the broker-dealers will be paid by our Sponsor and not by us or our stockholders and such commissions will not be reimbursable by us to our Sponsor.

Q:	How is an investment in your common stock different from investing in other online real estate investment opportunities?

A:

We are one of the few public non-traded REITs offered directly to investors over the internet, available to both accredited and non-accredited investors. Currently, most online investment platforms offer investment opportunities requiring a higher minimum investment through private placements to accredited investors only. Additionally, most online investment platforms offer investments in individual properties and/or debt investments. We intend to own a diversified portfolio of equity investments focused on a particular strategy, with certain tax advantages unique to REITs, that is available to both accredited and non-accredited investors at a low investment minimum.

In addition, unlike other public non-traded REITs (both traditional and online) that initially are completely “blind pools”, we have acquired two properties, and expect to acquire a third property, that you can assess before you invest. However, you will not be able to review, in advance, any other assets that may comprise our portfolio in the future.

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Q:	What is the purchase price for shares of your common stock?

A:	We set our initial offering price at $10.00 per share, which was the purchase price of our shares until September 30, 2018. Thereafter, the per share purchase price is and has been adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year, will be equal to our NAV divided by the number of shares outstanding as of the close of business on the last business day of the prior fiscal quarter (NAV per share). The per share purchase price for any shares that may be sold pursuant to the Plan will also be equal to the NAV per share. The per share price as of the date of this offering circular is $7.01. If a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on our website. See “Plan of Operation—Quarterly NAV Per Share Adjustments” for more details.

Q:	How will your NAV per share be calculated?

A:	Our NAV per share has been calculated by our Manager at the end of each fiscal quarter on a fully diluted basis since October 1, 2018 using a process that reflects several components, including (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances, individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic dividends and (4) estimated accruals of our operating revenues and expenses. In instances where we determine that an independent appraisal of the real estate asset is necessary, including, but not limited to, instances where our Manager is unsure of its ability on its own to accurately determine the estimated values of our commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we may engage an appraiser that has expertise in appraising commercial real estate assets, to act as our independent valuation expert. The independent valuation expert will not be responsible for, or prepare, our NAV per share. However, we may hire a third party to calculate, or assist with calculating, the NAV per share. The use of different judgments or assumptions would likely result in different estimates of the value of our real estate assets. Moreover, although we evaluate and provide our NAV per share on a quarterly basis, our NAV per share may fluctuate in the interim, so that the NAV per share in effect for any fiscal quarter may not reflect the precise amount that might be paid for your shares in a market transaction. Further, our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any resulting potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. Note, in addition, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under generally accepted accounting principles (“GAAP”) and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

Q:	How exact will the calculation of the quarterly NAV per share be?

A:	Our goal is to provide a reasonable estimate of the market value of shares of our common stock as of the end of each fiscal quarter. Our assets will consist principally of commercial real estate equity investments. Our Manager’s valuation of our real estate assets is subject to a number of judgments and assumptions that may not prove to be accurate. The use of different judgments or assumptions would likely result in different estimates of the value of our real estate assets. Moreover, although we evaluate and provide our NAV per share on a quarterly basis, our NAV per share may fluctuate daily, so that the NAV per share in effect for any fiscal quarter may not reflect the precise amount that might be paid for your shares in a market transaction. Further, our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any resulting potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. See “Plan of Operation —Valuation Policies.”

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Q:	Will I have the opportunity to redeem my shares of common stock?

A:	Yes. Our stockholder redemption plan may provide an opportunity for our stockholders to have their shares of our common stock redeemed by us, subject to certain restrictions and limitations. Shares may not be redeemed under our stockholder redemption plan until the first anniversary of the date such shares were purchased.

The purchase price for shares redeemed under our stockholder redemption plan will be as follows:

Holding Period from Date of Purchase	Redemption Price
Less than 1 year	No redemption allowed
1 year until 2 years	90.0% of NAV
2 years until 3 years	92.5% of NAV
3 years until 4 years	95.0% of NAV
4 years until 5 years	97.5% of NAV
5 years of more	100% of NAV
In the event of a stockholder’s death or complete disability	100% of NAV

For purposes of the stockholder redemption plan, the per share redemption price is calculated as a percentage of the NAV per share in effect at the time of the redemption. The redemption price per share for shares redeemed pursuant to the stockholder redemption plan will be further reduced by the aggregate amount of net proceeds per share, if any, distributed to our stockholders following the date that the NAV per share in effect at the time of the redemption was established but prior to the redemption date as a result of the sale of one or more of our assets that constitutes a return of capital distribution as a result of such sales.

In addition, the redemption price will be reduced by the aggregate sum of dividends, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the redemption date. Furthermore, a stockholder requesting redemption will be responsible for any third-party costs incurred by us in effecting such redemption, including but not limited to, bank transaction charges, custody fees, taxes, assessments and/or transfer agent charges. The redemption plan may be suspended at any time. See “Stockholder Redemption Plan” for more details.

Q:	Will there be any limits on my ability to redeem my shares?

A:	Yes. While we designed our redemption plan to allow stockholders to request redemptions on a quarterly basis of all or any portion of their shares (subject to the one year holding period and applicable redemption discount described above), we need to impose limitations on the total amount of net redemptions per quarter in order to maintain sufficient sources of liquidity to satisfy redemption requests without impacting our ability to invest in commercial real estate assets and maximize investor returns. We limit the number of shares to be redeemed during any calendar year to 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year and we limit redemptions to 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year. As a result of this limit, as of December 31, 2022, the Company is redeeming shares on a pro-rata basis. Therefore, it is taking several quarters to redeem shares in full. In the event that we do not have sufficient funds available to redeem all of the shares of our common stock for which redemption requests have been submitted in any quarter, such pending requests will be honored on a pro rata basis. For investors who hold shares of our common stock with more than one record date, redemption requests will be applied to such shares in the order in which they were purchased, on a first in first out basis. Further, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed stockholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. Our limits on ownership of our shares also may require us to decline redemption requests that would cause other stockholders to exceed such ownership limits, that would cause us to have less than 100 stockholders or to the extent we determine is necessary to preserve our status as a REIT. In addition, in order to comply with certain of the distribution requirements applicable to REITs we will decline to honor any redemption request that we believe is a “dividend equivalent” redemption as discussed in “U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders—Redemptions of Common Stock.” See “Stockholder Redemption Plan” for more details.

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Q:	What is the number and percentage of common shares that have been submitted for redemption and redeemed, respectively?

A:	As of September 30, 2023, approximately 352,904 shares of common stock, which represents 16.9% of total shares issued to date, have been submitted for redemption and 201,106 shares of such redemption requests have been honored, which represents 9.6% of total shares issued. We are honoring all such redemption requests but, as noted above, as a result of the limitation in the amount of shares that may be redeemed under the redemption plan, the Company is redeeming shares on a pro-rata basis and, therefore, it is taking several quarters to redeem shares in full.

Q:	Will I be charged upfront selling commissions?

A:	No. Investors do not and will not pay upfront selling commissions as part of the price per share of common stock purchased in this offering.

Q:	Who will pay your organization and offering costs?

A:	Our Manager is entitled to be reimbursed for organization and offering expenses in an amount not to exceed 3% of the gross proceeds that we raise in this offering (and up to 3% of the gross proceeds of any future offerings that are a continuation of this offering, which, with respect to the first $50,000,000 of capital we raise, will equal $1,500,000). 1st stREIT Office Inc. and its stockholders, and not the OP Unitholders, will bear all such organization and offering expenses in connection with this offering and up to 3% of the gross proceeds of any future offerings of our common stock that are a continuation of this offering, and the number of OP Units held by the limited partners will be adjusted upward to reflect the allocation of these expenses to 1st stREIT Office Inc. To the extent these organization and offering expenses exceed 3% of the gross proceeds that we raise in this offering, the Manager will bear such expenses through a reduction in future Management Fees payable by the Operating Partnership or otherwise. As of September 30, 2023, the Sponsor and its predecessor have incurred more than $1,500,000 in organization and offering expenses, of which $1,078,385 have been waived by our Manager and $421,615 in organization and offering expenses have been allocated to the Company since inception and recorded in the consolidated statement of stockholders’ equity. See “Estimated Use of Proceeds” and “Management Compensation—Organization and Offering Expenses” for more information.

Q:	What fees and expenses will you pay to the Manager or its affiliates?

A:	We pay our Manager a quarterly asset management fee at an annualized rate of 2.00%, which is based on our NAV at the end of each fiscal quarter. Our Manager will not charge any other fees, such as acquisition fees, disposition fees, financing fees, etc.

In addition, we will reimburse our Manager for the organization and offering expenses that the Manager has paid or will pay on our behalf in an amount not to exceed 3% of the gross proceeds that we raise in this offering (and up to 3% of the gross proceeds of any future offerings that are a continuation of this offering) See “Who will pay your organization and offering costs?’ above for more details. We will also reimburse our Manager for out-of-pocket expenses in connection with the acquisition or disposition of our investments, whether successful or not. Additionally, we will reimburse our Manager for out-of-pocket expenses paid to third parties in connection with providing services to us. We will not be responsible to reimburse our Manager for our Manager’s overhead expenses, employee costs, utilities or technology costs. The expense reimbursements that we will pay to our Manager include expenses incurred by our Sponsor in the performance of services under the support agreement between our Manager and our Sponsor, including any increases in insurance attributable to the management or operation of our company. Interamar is not entitled to any reimbursements by the Company. See “Our Manager and the Management Agreement—Support Agreements.”

The payment by us of fees and expenses will reduce the cash available for investment and distribution and will directly impact our quarterly NAV. See “Management Compensation” for more details regarding the fees that will be paid to our Manager and its affiliates.

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Q:	Will you use leverage?

A:	Yes, we intend to use leverage. Our targeted portfolio-wide leverage, after we have acquired a substantial portfolio, is between 40-60% (through senior secured loans) of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (which will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of assets. We may at times use unsecured related party loans in order to provide us with working capital. Our Manager may from time to time modify our leverage policy in its discretion. As of September 30, 2023, our portfolio is leveraged at 45% loan to value. Please see “Investment Objectives and Strategy” for more details.

Q:	How often will I receive dividends?

A:

We expect that we will continue to declare and pay dividends on a quarterly basis, or more or less frequently as determined by us following advice from our Manager, in arrears. Any dividends we make will be following consultation with our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow. We expect that we will set the rate of dividends at a level that will be reasonably consistent and sustainable over time. The record date for such dividends is currently expected to be approximately the 25th day of the last month of the applicable quarter for which a dividend has been declared.

See “Offering Summary – Recent Developments – Distributions Declared” for information about the dividends we have paid as of the date of this offering circular.

The payment of dividends will be affected by the REIT distribution requirements, which generally require that we make aggregate annual dividends to our stockholders of at least 90% of our REIT taxable income, computed without regard to the dividends paid deduction and excluding net capital gain. Moreover, even if we make the required minimum dividends under the REIT rules, we are subject to U.S. federal income and excise taxes on our undistributed taxable income and gains. As a result, we may make such additional dividends, beyond the minimum REIT distribution, to avoid such taxes. See “Description of Capital Stock and Certain Provisions of Maryland Law, Our Charter and Bylaws — Dividends” and “U.S. Federal Income Tax Considerations.”

Any dividends that we make will directly impact our NAV, by reducing the amount of our assets. Over the course of your investment, your dividends plus the change in NAV per share (either positive or negative) will produce your total return.

Q:	What will be the source of your dividends?

A:

Our goal is to pay dividends from our cash flow from operations. However, to the extent necessary or advisable, we may use other sources to fund dividends, including the net proceeds of this offering, cash advances by our Manager, cash resulting from a waiver or accrual of fees or reimbursements due to our Manager, borrowings and the issuance of additional securities.

During our offering stage, when we may raise capital in the offering more quickly than we acquire income-producing assets, and for some period after our offering stage, we may not be able to pay dividends solely from our cash flows from operations. Further, because we may receive property income or other revenue at various times during our fiscal year and because we may need cash flows from operations during a particular period to fund capital expenditures and other expenses, we expect that, at least during the early stages of our development and from time to time during our operational stage, we will declare dividends in anticipation of cash flows that we expect to receive during a later period and we will pay these dividends in advance of our actual receipt of these funds. In these instances, we expect to look to third party borrowings or lines of credit to fund our dividends. We may also fund such dividends from the sale of assets or other investments.

Use of some or all of these sources may reduce the amount of capital we invest in assets and negatively impact the return on your investment and the value of your investment. We have not established a limit on the amount of proceeds we may use to fund dividends. We can provide no assurances that future cash flow will support payment of dividends or maintaining dividends at any particular level or at all.

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Q:	Will the dividends I receive be taxable as ordinary income?

A:	Unless your investment is held in a qualified tax-exempt account or we designate certain dividends as capital gain dividends, dividends that we pay you, including distributions that are reinvested pursuant to the distribution reinvestment component of the Plan, generally will be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. However, noncorporate taxpayers are entitled to a deduction of up to 20% of a noncorporate taxpayer’s ordinary REIT dividends with such deduction scheduled to expire for taxable years beginning after December 31, 2025. The portion of your distribution in excess of current and accumulated earnings and profits is considered a return of capital for U.S. federal income tax purposes and will reduce the tax basis of your common stock, rather than result in current tax, until your basis is reduced to zero. Return of capital dividends made to you with respect to a share of our common stock in excess of your tax basis in such share of our common stock will be treated as sales proceeds from the sale of such share of our common stock for U.S. federal income tax purposes. Dividends we designate as capital gain dividends will generally be taxable at long-term capital gains rates for U.S. federal income tax purposes. However, because each investor’s tax considerations are different, we recommend that you consult with your tax advisor. You also should review the section of this offering circular entitled “U.S. Federal Income Tax Considerations” for a discussion of the special rules applicable to dividends in redemption of shares and liquidating dividends.

Q:	May I reinvest my cash dividends in additional shares?

A:	Yes. If you elect to participate in the distribution reinvestment component of the Plan, all dividends we pay to you with respect to your shares of our common stock participating in the Plan will be automatically reinvested in shares of our common stock. See “Plan of Operation – Summary of Distribution Reinvestment and Direct Stock Purchase Plan – Distribution Reinvestment Component of the Plan.”

Q:	Who might benefit from an investment in shares of your common stock?

A:	An investment in shares of our common stock may be beneficial for you if you seek to diversify your personal portfolio with a commercial real estate investment vehicle focused primarily on office property equity investments and other select real estate-related assets, seek to receive current income, seek to preserve capital and are able to hold your investment for a time period consistent with our liquidity strategy. On the other hand, we caution persons who require immediate liquidity or guaranteed income, or who seek a short-term investment, that an investment in shares of our common stock will not meet those needs.

Q:	Are there any risks involved in buying shares of your common stock?

A:	Yes. Investing in shares of our common stock involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objectives, and therefore, you should purchase shares of our common stock only if you can afford a complete loss of your investment. See “Risk Factors” for a description of the risks relating to this offering and an investment in shares of our common stock.

Q:	How does a “best efforts maximum” offering work?

A:	A “best efforts maximum” offering means that we are only required to use our best efforts to sell shares of our common stock to the public. Neither our Sponsor, our Manager nor any other party has a firm commitment or obligation to purchase any shares of our common stock. Accordingly, we may sell less than the maximum amount of shares of common stock being offered hereby.

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Q:	Who can buy shares of your common stock?

A:	Generally, you may purchase shares of our common stock if you are a “qualified purchaser” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include:

•	“accredited investors” under Rule 501(a) of Regulation D; and

•	all other investors so long as their investment in shares of our common stock does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

Net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A. Please refer to the section above entitled “Investment Criteria” for more information.

Q:	How do I buy shares of your common stock?

A:	You may purchase shares of our common stock on our website, www.streitwise.com or through an existing investor account subject to certain limitations. Through the website you will be asked to electronically fill out a subscription agreement like the one attached to this offering circular as Appendix B for a certain investment amount and pay for the shares at the time you subscribe. In the future, we may also offer shares of our common stock on other websites or through registered broker-dealers. The Company and its officers, employees and associated persons intend to conduct the offering in accordance with Rule 3a4-1 and, therefore, none of them are required to register as a broker-dealer. Please refer to the section below entitled “How to Subscribe” for more information.

Q:	Is there any minimum investment required?

A:	Yes. You must initially purchase at least 500 shares of our common stock in this offering, or $3,505 based on the per share price as of the date of this offering circular. The minimum investment requirement on additional purchases after you have purchased a minimum of 500 shares is $100. There is no minimum for investments made through the distribution reinvestment component of the Plan.

Q:	May I make an investment through my IRA or other tax-deferred retirement account?

A:	Generally, yes. You may make an investment through your IRA or other tax-deferred retirement account, subject to our discretion to decide to not accept IRA and other retirement account investments if we would be deemed to be a fiduciary to you with respect to your investment. In making these investment decisions, you should consider, at a minimum, (1) whether the investment is in accordance with the documents and instruments governing your IRA, plan or other retirement account, (2) whether the investment would constitute a prohibited transaction under applicable law, (3) whether the investment satisfies the fiduciary requirements associated with your IRA, plan or other retirement account, (4) whether the investment will generate unrelated business taxable income to your IRA, plan or other retirement account, and (5) whether there is sufficient liquidity for such investment under your IRA, plan or other retirement account. You should note that an investment in shares of our common stock will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”). You should note that we are not undertaking to provide impartial advice or give you advice in a fiduciary capacity in connection with an investment by your IRA or retirement account, and that we have financial interests associated with your investment including fees we may receive as a result of your investment.

Our charter provides that, in the event we determine in our discretion that there is a material likelihood that we would be a fiduciary under applicable law with respect to an investor that is subject to ERISA and/or Section 4975 of the Code (e.g., an IRA), we have the authority to redeem such investor’s interests at a price equal to the then current NAV per share.

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Q:	Was there any minimum initial offering amount required to be sold?

A:	No. We began operations once our formation transactions were consummated, which occurred at the launch of this offering, without regard to the amount of proceeds raised at that time.

Q:	What will you do with the proceeds from your offering?

A:	We expect to use substantially all of the net proceeds from this offering (after paying or reimbursing organization and offering expenses) to invest in and manage a diverse portfolio of office properties. We may also invest, to a limited extent, in other real estate-related assets. We expect that any expenses or fees payable to our Manager for its services in connection with managing our daily affairs, including, but not limited to, the selection and acquisition of our investments, will be paid from cash flow from operations. If such fees and expenses are not paid from cash flow (accrued or waived) they will reduce the cash available for investment and distribution and will directly impact our quarterly NAV. See “Management Compensation” for more details regarding the fees that will be paid to our Manager and its affiliates.

We may not be able to promptly invest the net proceeds of this offering in commercial real estate and other select real estate-related assets. In the interim, we may invest in short-term, highly liquid or other authorized investments. Such short-term investments will not earn as high of a return as we expect to earn on our real estate-related investments.

Q:	How long will this offering last?

A:	We currently expect that this offering will remain open for investors until we raise the maximum amount being offered, subject to applicable law, unless terminated by us at an earlier time. We reserve the right to terminate this offering for any reason at any time. See “Plan of Distribution—Length of Offering.”

Q:	Will I be notified of how my investment is doing?

A:	Yes, we will provide you with periodic updates on the performance of your investment in us, including:

•	an annual report;

•	a semi-annual report;

•	current event reports for specified material events within four business days of their occurrence;

•	supplements to this offering circular, if we have material information to disclose to you; and

•	other reports that we may file or furnish to the SEC from time to time.

We will provide this information to you by posting such information on the SEC’s website at www.sec.gov,

Q:	When will I get my detailed tax information?

A:	Your Form 1099-DIV tax information, if required, will be sent by January 31 of the year following each taxable year.

Q:	Who can help answer my questions about the offering?

A:	If you have more questions about the offering, or if you would like additional copies of this offering circular, you should contact us by email at invest@streitwise.com or by mail at:

1st stREIT Office Inc.
9595 Wilshire Blvd #800

Beverly Hills, CA 90212

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OFFERING SUMMARY

This offering summary highlights material information regarding our business and this offering that is not otherwise addressed in the “Questions and Answers About this Offering” section of this offering circular. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read the entire offering circular carefully, including the “Risk Factors” section before making a decision to invest in shares of our common stock.

1st stREIT Office Inc.

We were formed as a Maryland corporation to invest in and manage a portfolio of commercial real estate properties. We have used, and expect to continue to use, substantially all of the net proceeds from this offering to acquire a diversified portfolio of primarily office properties with a focus on markets where we feel that the risk-return characteristics are favorable. We may also invest, to a limited extent, in other real estate-related assets. We plan to diversify our portfolio’s investment risk with the goal of attaining a portfolio of real estate assets that provides attractive cash yields to our stockholders with the potential for capital appreciation. Substantially all of our assets are held by, and substantially all of our operations are conducted through, our Operating Partnership, 1st stREIT Office Operating Partnership LP, a Delaware limited partnership, either directly or through its subsidiaries, and we are the sole general partner of our Operating Partnership.

We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2017. We believe that we have been organized and have operated in a manner that has allowed us to qualify as a REIT for U.S. federal income tax purposes commencing with such taxable year, and we intend to continue operating in such a manner. Among other requirements, REITs are required to distribute to stockholders at least 90% of their annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain).

Our corporate office is located at 9595 Wilshire Blvd #800, Beverly Hills, CA 90212. Our telephone number is (310) 907-5527. Information regarding our company is also available on our website at www.streitwise.com. Information contained on, or accessible through, our website is not incorporated by reference into, and does not constitute a part of, this offering circular or any other report or documents we file with or furnish to the SEC.

Recent Developments

Capital Raised.

As of September 30, 2023, we had settled subscriptions for approximately $20,962,054 in our offering (including the $75,000 received in private placements to our Original Sponsor).

Distributions Declared.

Prior to September 30, 2023, we have declared an aggregate of twenty six distributions (one of which took place prior to the commencement of this offering), with a weighted average annualized yield of 8.37% based on our initial purchase price of $10.00 per share. While we are under no obligation to do so, we expect that we will continue to declare distributions in amounts similar to those previously declared. However, there can be no assurance as to whether distributions will be declared or the amount of such distribution.

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During our offering stage, when we may raise capital in the offering more quickly than we acquire income-producing assets, and for some period after our offering stage, we may not be able to pay dividends solely from our cash flows from operations. Further, because we may receive property income or other revenue at various times during our fiscal year and because we may need cash flows from operations during a particular period to fund capital expenditures and other expenses, we expect that, at least during the early stages of our development and from time to time during our operational stage, we will declare dividends in anticipation of cash flows that we expect to receive during a later period and we will pay these dividends in advance of our actual receipt of these funds. In these instances, we expect to look to third party borrowings or lines of credit to fund our dividends. We may also fund such dividends from the sale of assets or other investments. Our charter permits us to pay dividends from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such dividends. If we pay dividends from sources other than our cash flows from operations, we will have less funds available for investment in properties and other assets.

The source of funds for the distributions made through September 30, 2023, has been 100% from operating cash flow.

Effect of Non-Renewal of Panera Lease

Pursuant to our disclosure in June 2022, Panera Bread (“Panera”) notified us that it would not be renewing its lease upon its expiration in April 2024. Panera is the sole tenant of one of three buildings in our Laumeier Property in St. Louis, MO and accounts for approximately 23% of the total rentable square footage of our portfolio and, as of September 30, 2023, approximately 24% of our annualized rent. Although Panera is continuing to pay its contractual rent obligations through its lease termination, the uncertainty of how the next few years will unfold results in a non-stabilized asset. This, together with the potential effect of rising interest rates and the increased competition to attract credit-worthy tenants due to higher vacancies in the St. Louis metro area, led us to reduce the NAV, effective June 16, 2023 to $7.01 per share. Our calculation of the revised NAV was based on a number of judgments, estimates, considerations, assumptions, and opinions about future events and market performance/conditions, all of which may or may not prove to be correct. The uncertainties created by the Panera non-renewal, together with the other factors noted above, may continue to impact the net asset value of the Company and its shares in future periods. See the Company’s Report on Form 253(g) dated June 16, 2023 here.

Midtown III Acquisition

On July 27, 2023, management formed 1SO Midtown III LLC, a special purpose entity wholly owned by the Operating Partnership (“Midtown III”) to facilitate the purchase on September 28, 2023 of a 77,248 square foot office building along with an obligation to fund 60% of expenses for an adjacent garage located in Carmel, Indiana, that is available for use by the tenants of Midtown III as well as a multifamily complex nearby, for a purchase price of $17.8 million, excluding closing costs. Midtown III is located near our Allied Property.

Laumeier I Purchase and Sale Agreement

On November 27, 2023, the Company’s wholly-owned subsidiary, 1SO Laumeier I LLC, which owns the Laumeier I property, executed a purchase and sale agreement (the “PSA”) with BJC Health System (“BJC”) whereby BJC agreed to purchase Laumeier I for a purchase price of $9.9 million, representing all of the space to be vacated by Panera. The PSA allows for a 75-day due diligence period at which time the $100,000 deposit paid by BJC upon execution of the PSA becomes non-refundable. The sale is expected to close in the first quarter of 2024, but there can be no assurance that the sale will occur and if so, what the final price may be.

Net Asset Value Per Share

As of October 1, 2023, our NAV per common share is $7.01. Effective January 1, 2024, our NAV per common share will be $7.03. See “Plan of Operation – Valuation Policies”.

Stockholder Redemption Plan Status

As of September 30, 2023, approximately 352,904 shares of common stock, which represents 16.9% of total shares issued to date, have been submitted for redemption and 201,106 shares of such redemption requests have been honored, which represents 9.6% of total shares issued. We are honoring all such redemption requests but, as noted in the section entitled “Questions And Answers About This Offering” above, as a result of the limitation in the amount of shares that may be redeemed under the redemption plan, the Company is redeeming shares on a pro-rata basis and, therefore, it is taking several quarters to redeem shares in full.

Investment Objectives

Our investment objectives are:

•	to achieve attractive cash yields with the potential for capital appreciation;

•	to grow net cash from operations so more cash is available for dividends to investors; and

•	to preserve and to protect your capital contribution.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments, the management of our portfolio and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our stockholders.

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Investment Strategy

We intend to use substantially all of the proceeds of this offering to acquire, manage, operate, selectively leverage and opportunistically sell office properties. We intend to acquire and operate real estate and real estate-related assets on an opportunistic basis. Our Sponsor’s management team has extensive experience investing in numerous types of properties, but our primary focus will be on office acquisitions. These properties will be located throughout the United States and will be primarily existing, income-producing properties with the potential for long term capital appreciation.

In executing on our business strategy, we believe that we will benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as a fund manager. These competitive advantages include:

•	Our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	Our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire;

•	Our Sponsor’s acquisition experience, which includes seeking, underwriting and evaluating real estate deals in every major asset class and various locations within the United States, and in a variety of market conditions; and

•	Our Sponsor’s asset management experience, which includes actively monitoring each investment through critical property management, leasing, renovation and disposition activities.

Opportunity and Market Overview

Investing with us offers investors the opportunity to gain real estate exposure with lower fees and higher returns relative to other public non-traded REITs. Compared to other public non-traded REITs, we offer lower upfront fees and lower ongoing fees.

We believe the market for near term acquisition and long-term hold of cash-flowing office properties – through direct equity investments and joint ventures – as well as other real estate-related assets is compelling on a risk-adjusted basis. Given the recent concentration of investment capital into increasingly larger investment vehicles, and the corresponding desire for increasingly bigger deal sizes, we feel well-positioned to benefit from investing in deals falling below the radar of these larger investors. Further, our focus on markets with favorable risk-return characteristics should provide the opportunity to take advantage of relatively inexpensive financing to achieve higher cash yields than would be achievable on deals of a similar profile in more efficiently-priced markets.

It is important to note that real estate markets are fickle, and subject to change over time. Although the current opportunity appears to be in smaller deals, conditions could change quickly which may contribute to a shift in our strategy in search of superior risk-adjusted returns.

Impact of COVID-19

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus included restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. On May 11, 2023, the COVID-19 pandemic was declared over. See “Risk Factors - Risks Related to Potential Pandemics”.

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Our Original Sponsor – Tryperion Partners and our Sponsor – Tryperion Holdings

Tryperion Partners, LLC is the Original Sponsor and the original parent company of our Manager founded by three principals – Jeffrey Karsh, Eliot Bencuya, and Joseph Kessel. Tryperion Holdings is solely owned by Jeffrey Karsh and as of May 31, 2022, became our current Sponsor and current parent company of our Manager. See “Management and Management Compensation” Both our Original Sponsor and Sponsor are private real estate investment firms that provide investment management services to a range of foundation and high net worth clients. Our Original Sponsor and Sponsor utilize their extensive real estate expertise and industry relationships to create value through prudent acquisitions and aggressive asset management.

Our Sponsor’s team is experienced in managing complex real estate investments through multiple business cycles and through the life cycle of each investment, from acquisition and business plan execution, to realization. Our Manager, acting through the support agreements with our Sponsor and Interamar Manager LLC (“Interamar”), wholly-owned by Joseph Kessel, a principal of our Original Sponsor, selects our investments and manages our day-to-day operations. Our Sponsor and Interamar’s valuable real estate and investment expertise includes the following:

•	Real Estate Investment Experience – To date, Jeffrey Karsh, the principal of our Sponsor, together with Messrs. Bencuya and Kessel, have collectively underwritten and/or managed the acquisition, ownership and disposition of real estate investments valued in excess of $5.5 billion spanning all major asset classes. Since 2013, the principal of our Sponsor, together with Messrs. Bencuya and Kessel, has sponsored three value-add closed commercial real estate funds that successfully raised a total of over $161.0 million of equity capital, of which approximately 96.9% has been invested.

•	Proven Ability to Source Attractive Opportunities – The principal of our Sponsor, together with Messrs. Bencuya and Kessel, has sponsored three value-add closed-end funds targeting all commercial property types. Through these vehicles, as of September 30, 2023, more than $460.0 million of real estate in various U.S. markets and property types has been successfully acquired.

•	Asset Management Experience – The owners of our Sponsor and Interamar have a strong track record of adding value to investments made, both in direct deals and in joint venture deals, through aggressive management and leasing, strategic capital improvements, and prudent financing programs. Our Sponsor and Interamar have the experience necessary to help guide investments through various market conditions.

Our Company and the Formation Transactions

We were incorporated in Maryland as a corporation on November 9, 2016. Our charter authorizes us to issue: (i) 900,000,000 shares of common stock, $0.01 par value per share, and (ii) 100,000,000 shares of preferred stock. Under our charter, our board may increase the number of shares of common or preferred stock without stockholder consent. At this time, we have not issued any preferred stock. From inception through September 30, 2023, we have issued 7,500 shares of common stock to our Original Sponsor and 2,084,116 shares of common stock through our Regulation A offering, of which 1,890,510 are outstanding.

Substantially all of our assets are held by, and substantially all of our operations are conducted through, our Operating Partnership, either directly or through its subsidiaries, and we are the sole general partner of our Operating Partnership. Additionally, we will continue to contribute the net proceeds from this offering and any future private placements to our Sponsor to our Operating Partnership in exchange for OP Units. Prior to the commencement of this offering, we engaged in a series of transactions through which we acquired our initial property from investment funds managed by our Original Sponsor (the “Original Sponsor Funds”) in exchange for an aggregate of 2,070,000 OP Units issued to certain investors in the Original Sponsor Funds.

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Private Placements to our Original Sponsor

Our Original Sponsor owns 7,500 shares of our common stock, which were purchased from us at our initial price of $10.00 per share in two private placements, for net proceeds to us of $75,000.

Our Management Agreement

We are externally managed and advised by our Manager, an affiliate of our Sponsor. We expect to benefit from the personnel, relationships and experience of our Sponsor’s management team and other personnel of our Sponsor. Pursuant to the terms of a management agreement between our Manager, us and our Operating Partnership, our Manager provides us with our management team and appropriate support personnel. Pursuant to support agreements between our Manager and our Sponsor and Interamar, our Sponsor and Interamar provide our Manager with the personnel, services and resources necessary for our Manager to perform its obligations and responsibilities under the management agreement in exchange for certain fees payable by our Manager. However, all fees payable to Interamar are paid by the Sponsor and not the Company. Under the terms of the management agreement, our Manager receives an asset management fee and is entitled to reimbursements of certain expenses.

We entered into the management agreement with our Operating Partnership and our Manager effective as of June 22, 2017. Pursuant to the management agreement, our Manager implements our business strategy and perform certain services for us, subject to oversight by our board of directors. Our Manager is responsible for, among other duties, (i) performing all of our day-to-day functions, (ii) determining our investment strategy and guidelines in conjunction with our board of directors, (iii) sourcing, analyzing and executing investments, asset sales and financing, (iv) performing portfolio management duties, and (v) performing financial and accounting functions.

The initial term of the management agreement was for three years commencing on June 22, 2017, with automatic one-year renewal terms starting on June 22, 2020. The management agreement has been renewed each year since that date. For a detailed description of the management agreement’s termination provisions, see “Our Manager and the Management Agreement—Management Agreement.”

Our Board of Directors

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. Our board of directors has retained our Manager to direct the management of our business and affairs, manage our day-to-day affairs, and implement our investment strategy, subject to the board of directors’ supervision. The current board members are Gregory Rollman, who replaced Eliot Bencuya on the Board in September 2023, (initial term expires at 2024 annual meeting), Jeffrey Karsh (term expires at 2025 annual meeting) and Justin Fromm (term expires at 2023 annual meeting). Our Chief Executive Officer and Chief Investment Officer is Jeffrey Karsh, our Chief Financial Officer is Janet Pudelko, and our Chief Operating Officer is Andrew Kowell.

Our board of directors is classified into three classes. Gregory Rollman is a Class I director, Jeffrey Karsh is a Class II director and Justin Fromm is a Class III director. Each class of directors will be elected for successive terms ending at the annual meeting of the stockholders the third year after election and until his or her successor is elected and qualified. With respect to the election of directors, each candidate nominated for election to the board of directors must receive a plurality of the votes cast, in person or by proxy, in order to be elected.

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Our Structure

The chart below shows the relationship among various Tryperion affiliates and our company as of the date of this offering circular.

(1) As of September 30, 2023, if we sell $50,000,000 of our common stock we expect to own approximately 62.91% of the Operating Partnership with the OP Unitholders owning the remaining 37.09%.

(2) If we sell $50,000,000 of our common stock, the REIT investors in this offering will own approximately 99.9% of the REIT with our Original Sponsor owning approximately 0.1% of the REIT.

* Pursuant to the management agreement, our Manager receives an asset management fee and is entitled to reimbursements of certain expenses. See “Management Compensation.”

** Pursuant to support agreements between our Manager our Sponsor and Interamar, our Manager utilizes our Sponsor and Interamar’s personnel and resources to select our investments and manage our day-to-day operations in exchange for certain fees payable by our Sponsor and not the Company.

*** Jeffrey Karsh, CEO of the Company and the principal of our Sponsor, has invested $22.8 million. See “Principal Stockholders”.

Management Compensation

Our Manager and its affiliates will receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets. The items of compensation are summarized in the following table. Neither our Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of shares of our common stock. Our Manager, in its sole discretion, may defer or waive any fee payable to it under the management agreement. All or any portion of any deferred fees will be deferred without interest and paid when our Manager determines. See “Management Compensation” for a more detailed explanation of the fees and expenses payable to our Manager and its affiliates.

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Form of Compensation	Determination of Amount	Estimated Amount

Organization and Offering Stage

Organization and Offering Expenses	Our Manager is entitled to receive reimbursement for organization and offering expenses in an amount not to exceed 3% of the gross proceeds that we raise in this offering, which, amount has been reduced as noted in the adjacent column “Estimated Amount”.	We will continue to pay or reimburse our Manager for organization and offering expenses in an amount not to exceed 3% of the gross proceeds that we raise in this offering (and up to 3% of the gross proceeds of any future offerings that are a continuation of this offering, which, with respect to the first $50,000,000 of capital we raise, will equal $1,500,000). 1st stREIT Office Inc. and its stockholders, and not the OP Unitholders, will bear all such organization and offering expenses in connection with this offering and up to 3% of the gross proceeds of any future offerings of our common stock that are a continuation of this offering, and the number of OP Units held by the limited partners will be adjusted upward to reflect the allocation of these expenses to 1st stREIT Office Inc. To the extent these organization and offering expenses exceed 3% of the gross proceeds that we raise in this offering, the Manager will bear such expenses through a reduction in future Management Fees payable by the Operating Partnership or otherwise. As of September 30, 2023, $1,078,385 of organization and offering costs have been waived by our Manager and $421,615 in organization and offering expenses have been allocated to the Company since inception and recorded in the consolidated statement of stockholders’ equity. No additional organization and offering costs are subject to reimbursement to our Manager until the offering has raised more than $50,000,000. See “Estimated Use of Proceeds” and “Management Compensation—Organization and Offering Expenses” for more information.

Acquisition and Development Stage

Reimbursement of Acquisition Expenses	We will reimburse our Manager for actual expenses incurred in connection with the selection or acquisition of an investment, whether or not we ultimately acquire the investment.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Acquisition Fees	None.	—

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Operational Stage

Asset Management Fee	Quarterly asset management fee based on an annualized rate of 2.00%, which is based on our NAV at the end of each fiscal quarter.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations; we cannot determine these amounts at the present time. As of September 30, 2023, we have paid approximately $3,860,175 in asset management fees.

Other Operating Expenses	We will reimburse our Manager for out-of-pocket expenses paid to third parties in connection with providing services to us. We will not be responsible to reimburse our Manager for our Manager’s overhead expenses, employee costs, utilities or technology costs.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

The expense reimbursements that we will pay to our Manager also include expenses incurred by our Sponsor in the performance of services, including any increases in insurance attributable to the management or operation of our company.

Servicing Fees	None.	—

Special Servicing Fees	None.	—

Financing Fees	None.	—

Liquidation/Listing Stage

Disposition Fees	None.	—

Summary of Risk Factors

Investing in shares of our common stock involves a high degree of risk. You should carefully review the “Risk Factors” section of this offering circular, beginning on page 28, which contains a detailed discussion of the material risks that you should consider before you invest in shares of our common stock.

Conflicts of Interest

Our Manager and its affiliates will experience conflicts of interest in connection with the management of our business. Some of the material conflicts that our Manager and its affiliates may face include the following:

•	Our Sponsor’s real estate professionals acting on behalf of our Manager must determine which investment opportunities to recommend to us and other entities affiliated with our Sponsor. Our Sponsor, together with its predecessor, has previously sponsored, as of the date of this offering circular, three “value-add” closed-end real estate funds that may have similar investment criteria to ours. As of September 30, 2023, the principal of our Sponsor, together with Eliot Bencuya and Joseph Kessel, has sponsored three value-add closed commercial real estate funds that successfully raised a total of over $161.0 million of equity capital, of which approximately 96.9% has been invested.

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•	Our Sponsor’s real estate professionals acting on behalf of our Manager allocate their time among us, our Sponsor’s business and other programs and activities in which they are involved.

•	The terms of our management agreement (including our Manager’s rights and obligations and the compensation payable to our Manager and its affiliates) were not negotiated through the benefit of arm’s length negotiations of the type normally conducted between unrelated parties.

•	On May 31, 2017, we acquired our initial property (Laumeier) from the Original Sponsor Funds managed by our Original Sponsor for approximately $44.4 million, or $153 per square foot, which equates to an 8.9% capitalization rate on 2017 net operating income. We financed the acquisition with a $24.6 million senior loan for a 10-year term at a 4.40% fixed interest rate, representing approximately 55% loan-to-value at the time of sale. We did not conduct arm’s-length negotiations with the parties involved regarding the terms of the formation transactions. In the course of structuring the formation transactions, our Original Sponsor’s management team and certain investors in the Original Sponsor Funds had the ability to influence the terms of the formation transactions.

•	On January 18, 2019, the Company borrowed $15,150,000 from the Original Sponsor to partly fund the acquisition of the Allied Property. The Affiliate Note Payable II is unsecured, has an interest rate of one-month LIBOR plus 0.60% per annum, calculated on a 365-day year, compounded monthly, and was due January 18, 2023. The Affiliate Note Payable II was fully paid off in February 2022.

•	At some future date after we have acquired a substantial investment portfolio that our Manager determines would be most effectively managed by our own personnel, we may seek stockholder approval to internalize our management by acquiring assets and employing the key real estate professionals performing services to us on behalf of our Manager for consideration that would be negotiated at that time. The payment of such consideration could result in dilution of your interest in us and could reduce the net income per share and funds from operations per share attributable to your investment. Additionally, in an internalization transaction, our Sponsor’s real estate professionals that become our employees may receive more compensation than they previously received from our Sponsor or its affiliates. These possibilities may provide incentives to these individuals to pursue an internalization transaction, even if an alternative strategy might otherwise be in our stockholder’s best interests.

Dividends

We expect that we will continue to declare and pay dividends on a quarterly basis, or more or less frequently as advised by our Manager, in arrears, based on record dates to be established by the board which are currently expected to be the 25th day of the last month of the applicable quarter for which dividends are declared. Any dividends we make will be following consultation with our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow. We expect that we will continue to set the rate of dividends at a level that will be reasonably consistent and sustainable over time. Neither we nor our Manager has pre-established a percentage range of return for dividends to stockholders. We have not established a minimum distribution level, and our charter does not require that we pay dividends to our stockholders.

If you elect to participate in the distribution reinvestment component of the Plan, all dividends we pay to you with respect to your shares of our common stock participating in the Plan will be automatically reinvested in shares of our common stock.

Borrowing Policy

We intend to employ leverage in order to provide more funds available for investment. We believe that careful use of conservatively structured leverage will help us to achieve our diversification goals and potentially enhance the returns on our investments. Our targeted portfolio-wide leverage, after we have acquired a substantial portfolio, is between 40-60% (through senior secured loans) of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of assets. We may at times use unsecured related party loans in order to provide us with working capital. Our Manager may from time to time modify our leverage policy in its discretion. As of September  30, 2023, our portfolio is leveraged at 45% loan to value. See “Investment Objectives and Strategy” for more details regarding our leverage policies.

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Valuation Policies

Our NAV per share is calculated by our Manager at the end of each fiscal quarter on a fully diluted basis using a process that reflects several components, including (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic dividends and (4) estimated accruals of our operating revenues and expenses. In instances where we determine that an independent appraisal of the real estate asset is necessary, including, but not limited to, instances where our Manager is unsure of its ability on its own to accurately determine the estimated values of our commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we may engage an appraiser that has expertise in appraising commercial real estate assets, to act as our independent valuation expert. The independent valuation expert will not be responsible for, or prepare, our NAV per share. However, we may hire a third party to calculate, or assist with calculating, the NAV per share. The use of different judgments or assumptions would likely result in different estimates of the value of our real estate assets. Moreover, although we evaluate and provide our NAV per share on a quarterly basis, our NAV per share may fluctuate in the interim, so that the NAV per share in effect for any fiscal quarter may not reflect the precise amount that might be paid for your shares in a market transaction. Further, our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any resulting potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. Note, in addition, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

Our goal is to provide a reasonable estimate of the NAV per share on a quarterly basis. However, the majority of our assets will consist of commercial office investments and, as with any commercial real estate valuation protocol, the conclusions we reach or, solely in the case that there is a conflict, the conclusion reached by our independent valuation expert, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated NAV per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable.

Quarterly NAV Per Share Adjustments

We set our initial offering price at $10.00 per share, which was the purchase price of our shares until September 30, 2018. The per share purchase price is adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year, to be equal the sum of our NAV divided by the number of shares outstanding as of the close of business on the last business day of the prior fiscal quarter (NAV per share). The per share purchase price for any shares that may be sold pursuant to the Plan will also be equal to the NAV per share. The per share price as of the date of this offering circular is $7.01.

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We file with the SEC on a quarterly basis an offering circular supplement disclosing the quarterly determination of our NAV per share that will be applicable for such fiscal quarter, which we refer to as the pricing supplement. Except as otherwise set forth in this offering circular, we will disclose, on a quarterly basis in an offering circular supplement filed with the SEC, the principal valuation components of our NAV. See “Plan of Operation—Quarterly NAV Per Share Adjustments” for more details.

Date	NAV Per Share
June 30, 2018 to December 31, 2019	$9.95 - $10.21

March 31, 2021	$10.16

June 30, 2021	$10.13

September 30, 2021	$10.19

December 31, 2021	$10.15

March 31, 2022	$10.11

June 30, 2022	$9.67

September 30, 2022	$9.23

December 31, 2022	$8.80

March 31, 2023	$7.01

June 30, 2023	$7.01

September 30, 2023	$7.03

Quarterly Redemption Plan

While you should view your investment as long-term, we have adopted a stockholder redemption plan which may provide an opportunity for our stockholders to have their shares of our common stock redeemed by us, subject to certain restrictions and limitations. Shares may not be redeemed under our stockholder redemption plan until the first anniversary of the date such shares were purchased.

The purchase price for shares redeemed under our stockholder redemption plan will be as follows:

Holding Period from Date of Purchase	Redemption Price(1) (2)
Less than 1 year	No redemption allowed
1 year until 2 years	90.0% of NAV
2 years until 3 years	92.5% of NAV
3 years until 4 years	95.0% of NAV
4 years until 5 years	97.5% of NAV
5 years or more	100% of NAV
In the event of a stockholder’s death or complete disability	100% of NAV

(1)	For purposes of the stockholder redemption plan, the per share redemption price is calculated as a percentage of the NAV per share in effect at the time of the redemption. The redemption price per share for shares redeemed pursuant to the stockholder redemption plan will be further reduced by the aggregate amount of net proceeds per share, if any, distributed to our stockholders following the date that the NAV per share in effect at the time of the redemption was established but prior to the redemption date as a result of the sale of one or more of our assets that constitutes a return of capital distribution as a result of such sales. In addition, the redemption price will be reduced by the aggregate sum of dividends, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the redemption date. For more details on how our Manager determines the net asset value, see “Plan of Operation—Valuation Policies” and “Plan of Operation—Quarterly NAV Share Price Adjustments.”

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(2)	A stockholder requesting redemption will be responsible for paying or reimbursing us for any third-party costs incurred by us as a result of the redemption request, including but not limited to, bank transaction charges, custody fees, taxes, assessments and/or transfer agent charges.

Redemption of shares of our common stock will be made quarterly upon written request to us by the last day of the second month of the applicable quarter. We intend to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter, and to endeavor to remit the redemption price within 14 days of the end of such quarter; although payment of the redemption price may be delayed until 21 days after the end of such quarter, due to exigent circumstances, including, without limitation, (1) our partner real estate operators or borrower(s) failing to provide adequate information regarding the assets within a time period that allows us to perform our NAV calculation, which in turn would prevent us from determining share redemption prices; (2) macro-economic crises or property-level events, such as damage to the property, that may affect our ability to make redemptions or determine NAV; and (3) our payment processing provider choosing to discontinue service or has technical outages that prevent us from processing share redemptions in a timely manner. Stockholders may withdraw their redemption request at any time up to three (3) business days prior to the redemption date. If we agree to honor a redemption request, the shares of our common stock to be redeemed will cease to accrue dividends or have voting rights as of the redemption date.

Because the Company’s NAV per share is calculated at the end of each quarter, the redemption price may change between the date the Company receives the redemption request and the redemption date. As a result, the redemption price that a stockholder will receive may be different from the redemption price on the day the redemption request is made.

We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any quarter. In the event that we do not have sufficient funds available to redeem all of the shares of our common stock for which redemption requests have been submitted in any quarter, we plan to redeem shares of our common stock on a pro rata basis on the redemption date.

We are not obligated to redeem shares of our common stock under the redemption plan. We limit the number of shares to be redeemed during any calendar year to 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year (or 1.25% per quarter), with excess capacity carried over to later quarters in the calendar year). As a result of this limit, as of December 31, 2022, the Company is redeeming shares on a pro-rata basis. Therefore, it is taking several quarters to redeem shares in full. In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed stockholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. Our limits on ownership of our shares also may require us to decline redemption requests that would cause other stockholders to exceed such ownership limits, that would cause us to have less than 100 stockholders or to the extent we determine is necessary to preserve our status as a REIT. In addition, in order to comply with certain of the distribution requirements applicable to REITs we will decline to honor any redemption request that we believe is a “dividend equivalent” redemption as discussed in “U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders—Redemptions of Common Stock.” Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

Please refer to the section entitled “Stockholder Redemption Plan” for more information.

Liquidity Event

Subject to then existing market conditions, we may consider alternatives to our liquidation as a means for providing liquidity to our stockholders within approximately ten years from the completion of this offering as may be extended from time to time. While we may seek a liquidity transaction in this time frame, there can be no assurance that a suitable transaction will be available or that market conditions for a transaction will be favorable during that time frame. Our Manager has the discretion to consider a liquidity transaction at any time if it determines such event to be in our best interests. A liquidity transaction could consist of a sale or partial sale of our assets, a sale or merger of the company, a consolidation transaction with other companies managed by our Manager or its affiliates, a listing of our shares on a national securities exchange or a similar transaction. We do not have a stated term, as we believe setting a finite date for a possible but uncertain future liquidity transaction may result in actions that are not necessarily in the best interest or within the expectations of our stockholders.

Prior to our completion of a liquidity transaction, our stockholder redemption plan may provide an opportunity for you to have your shares of common stock redeemed, subject to certain restrictions and limitations. See “Stockholder Redemption Plan.”

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RISK FACTORS

An investment in shares of our common stock involves substantial risks. You should carefully consider the following risk factors in addition to the other information contained in this offering circular before purchasing shares. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this offering circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Statements Regarding Forward-Looking Information.”

Risks Related to Potential Pandemics

An outbreak similar to that of COVID-19 could present material uncertainty and risk with respect to the Company’s prospects, performance and financial results.

An outbreak of a virus, similar to the novel coronavirus or “COVID-19”, across most countries around the globe, including extensively in the United States, could materially and adversely slow global commercial activity, contribute to significant volatility in financial markets, and cause many to fear a potential United States and/or global recession and significant loss of employment. The global impact of an outbreak could result in countries instituting quarantines, significant restrictions on group gatherings, and restrictions and prohibitions on travel. Such actions could create disruption in the global economy and supply chains and adversely impact a number of industries, including retail, transportation, hospitality, office, multi-family, senior housing and entertainment. A pandemic and fluidity of the situation as it develops precludes any meaningful prediction as to the ultimate adverse impact; however, a pandemic presents material uncertainty and risk with respect to the Company’s prospects, performance and financial results.

Certain events beyond our control, including the COVID-19 pandemic, could materially adversely affect our operations and the returns on the properties in which we may invest.

Any new pandemic may require the closure of the workplaces of our tenants, our Manager and the applicable property managers, which could significantly disrupt our operations and the ability of our tenants to pay rent. Any significant spreading of viruses in the United States could adversely affect the ability of our Manager and applicable property manager to collect rents, perform routine maintenance on Laumeier, the Allied Property and any other properties we may acquire in the future, and generally enforce the terms of the leases. Counties have previously closed their offices and courthouses due to COVID-19 and may do so again with a new threat, which may limit our ability to obtain necessary licenses for renovations and repairs, or to sell our properties. Additionally, certain municipalities may consider or institute moratoriums on rent payments and moratoriums on tenant evictions in connection with a viral outbreak. If such programs (or similar measures) are instituted in jurisdictions where Laumeier, the Allied Property and any other properties we may acquire in the future are located, they could cause significant disruption in the collection of rental payments for an undetermined amount of time, and could leave property owners without any recourse to tenant defaults. Given the dynamic nature of an outbreak, the extent to which a virus impacts our operations and/or any given property’s operations will depend on future developments, which remain highly uncertain and cannot be predicted at this time.

All unrealized performance information, investment strategy, and targeted returns presented throughout this offering circular and other filings were prepared as of the dates indicated.

All unrealized performance information, investment strategy, and targeted returns presented throughout this offering circular and the Company’s other filings were prepared as of the dates indicated. Such information was prepared at such times in good faith based on a number of fundamental assumptions as of such dates, including assumptions relating to the broader economy, macro and applicable micro economic conditions, the geopolitical landscape, interest rates, availability and pricing of credit, liquidity and depth of transactional markets, health, population, and the environment. Consequently, all unrealized performance information, the portions of the investment strategy which related to targeted returns are at the time of this writing indeterminate, but may be materially lower than those last presented. While in the medium-to-longer term our Sponsor believes the Company should see attractive opportunities consistent with its larger investment themes and strategy, it will likely take some time for the markets to recover.

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The Company and its investments are likely to become more vulnerable to external factors, including ones which historically may not have impacted vehicles or strategies like that of the Company.

The Company, our Sponsor, our Manager, existing and potential tenants and other industry participants all operate within a broader national and international economic and human eco-system. Consequently, geopolitical, economic, financial, health, environmental and other macro and micro issues can directly and indirectly impact the Company’s prospects and performance by affecting one or more of the aspects of the market and/or market participants relevant to the Company and our investments. With the advance of globalization, technology, speed at which information flows, aggregation and analysis of data, and the general inter-relatedness of the world, markets are likely to become more volatile and the Company and our investments are likely to become more vulnerable to external factors, including ones which historically may not have impacted strategies like that of the Company. In addition, potential sustained changes in client preferences and space utilization from full-time, collective in-person work environments to hybrid or remote work models could decrease overall demand for workplaces and cause market rental rates and property values to be negatively impacted.

Risks Related to an Investment in our Company

We have limited prior operating history, and the prior performance of our Sponsor (or its predecessor) or other real estate investment opportunities sponsored by our Sponsor may not predict our future results.

We have limited operating history, and as of the date of this offering circular, our total assets consist of three office properties totaling 516,749 rentable square feet located in St. Louis, Missouri and Carmel, Indiana. You should not assume that our performance will be similar to the past performance of our Sponsor (or its predecessor) or other real estate investment opportunities sponsored by our Sponsor. Our lack of a substantial operating history significantly increases the risk and uncertainty you face in making an investment in our shares.

Because no public trading market for our shares currently exists, it will be difficult for you to sell your shares and, if you are able to sell your shares, you may have to sell them at a substantial discount to the offering price.

We are not required to effectuate a liquidity event by any specific date. In addition, our charter does not require us to list our shares for trading on a securities exchange by a specified date or at all. Although we may in the future apply to have our shares of common stock approved for listing on the OTCQX marketplace or another secondary market, there is currently no public market for our shares and there may never be. Any subsequent sale of shares of our common stock must comply with applicable state and federal securities laws. Our charter, as amended, prohibits the ownership of more than 9.0% by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock, or 9.0% by value or number of shares, whichever is more restrictive, of our outstanding capital stock, unless exempted by our board of directors, which may inhibit large investors from desiring to purchase your shares. In addition, our charter contains certain restrictions on the beneficial ownership of shares in order to avoid being deemed “plan assets” under Title I of ERISA. See “Description of Capital Stock and Certain Provisions of Maryland Law, our Charter and Bylaws—Restrictions on Ownership of Shares.” Moreover, our stockholder redemption plan includes numerous restrictions that limit your ability to sell your shares to us, and we may amend, suspend, or terminate our stockholder redemption plan. However, in the event that we amend, suspend or terminate our stockholder redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, to disclose such event. We describe the restrictions of our stockholder redemption plan in detail under “Stockholder Redemption Plan.” As a result of the foregoing, it will be difficult for you to sell your shares promptly or at all. If you are able to sell your shares, you may have to sell them at a discount to their offering price. It is also likely that your shares will not be accepted as the primary collateral for a loan. You should purchase our shares only as a long-term investment because of the illiquid nature of the shares.

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If we are unable to find suitable investments, we may not be able to achieve our investment objectives or pay dividends.

Our ability to achieve our investment objectives and to pay dividends depends upon the performance of our Manager in the acquisition of our investments and the ability of our Manager to source investment opportunities for us. If we fail to raise sufficient proceeds from the sale of shares in this offering, we will be unable to make additional investments. At the same time, the more money we raise in this offering, the greater our challenge will be to invest all of the net offering proceeds in investments that meet our investment criteria. We cannot assure you that our Manager will be successful in obtaining suitable investments or that, if our Manager makes investments on our behalf, our objectives will be achieved. If we, through our Manager, are unable to find suitable investments promptly, we may hold the proceeds from this offering, including proceeds from sales of shares under the Plan, in an interest-bearing account or invest the proceeds in short-term assets in a manner that is consistent with our qualification as a REIT. If we continue to be unsuccessful in locating suitable investments, we may ultimately decide to liquidate. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay dividends and we may not be able to meet our investment objectives.

If we pay dividends from sources other than our cash flow from operations, we will have less funds available for investments and your overall return may be reduced.

Although our distribution policy is to use our cash flow from operations to pay dividends, our charter permits us to pay dividends from any source, including offering proceeds (inclusive of proceeds from sales of shares under the Plan), borrowings and sales of assets. Until the proceeds from this offering are fully invested and from time to time during the operational stage, we may not generate sufficient cash flow from operations to fund dividends. If we pay dividends from financings, the net proceeds from this or future offerings, including proceeds from sales of shares under the Plan, or other sources other than our cash flow from operations, we will have less funds available for investments in real estate properties and other real estate-related assets and the number of real estate properties that we invest in and the overall return to our stockholders may be reduced. If we fund dividends from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flow from operations available for distribution in future periods, and accordingly your overall return may be reduced. If we fund dividends from the sale of assets, this will affect our ability to generate cash flows from operations in future periods.

Disruptions in the financial markets or deteriorating economic conditions could adversely impact the commercial real estate market as well as the market for equity-related investments generally, which could hinder our ability to implement our business strategy and generate returns to you.

We intend to acquire a diversified portfolio of primarily office properties. We may also invest, to a limited extent, in other real estate-related assets. Economic conditions greatly increase the risks of these investments (see “Risk Factors—Risks Related to Real Estate and Our Investments”). The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values, property sales and leasing activities. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for real estate, declining real estate values, or the public perception that any of these events may occur, can negatively impact the value of our holdings. These economic conditions could result in a general decline in acquisition, disposition and leasing activity, as well as a general decline in the value of real estate and in rents, which in turn would reduce revenue from investment management activities. In addition, these conditions could lead to a decline in property sales prices as well as a decline in funds invested in existing commercial real estate assets.

During an economic downturn, it may also take longer for us to dispose of real estate investments or the selling prices may be lower than originally anticipated. As a result, the carrying value of our real estate investments may become impaired and we could record losses as a result of such impairment or we could experience reduced profitability related to declines in real estate values. Further, as a result of our target leverage, our exposure to adverse general economic conditions is heightened. We are unable to predict the likely duration and severity of any disruption in financial markets and adverse economic conditions in the United States and other countries.

All of the conditions described above could adversely impact our business performance and profitability, which could result in our failure to pay dividends to our stockholders and could decrease the value of an investment in us. In addition, in an extreme deterioration of our business, we could have insufficient liquidity to meet our debt service obligations when they come due in future years. If we fail to meet our payment or obligations under any credit or other loan agreements, the lenders under any such agreements will be entitled to proceed against the collateral granted to them to secure the debt owed.

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We may suffer from delays in locating suitable investments, which could limit our ability to pay dividends and lower the overall return on your investment.

We rely upon our Sponsor’s real estate professionals, including Jeffrey Karsh, to identify suitable investments. Our Sponsor and other affiliates of our Sponsor also rely on Jeffrey Karsh for investment opportunities. To the extent that our Sponsor’s real estate and other professionals face competing demands upon their time in instances when we have capital ready for investment, we may face delays in execution.

Additionally, the current market for office properties that meet our investment objectives is highly competitive, as is the leasing market for such properties. The more shares we sell in this offering, the greater our challenge will be to invest all of the offering proceeds (after expenses) on attractive terms. Except for our three current assets and potential acquisition and investments that may be described in supplements to this offering circular prior to the date you subscribe for shares of our common stock, you will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments. You must rely entirely on the oversight and management ability of our Manager and the performance of any property manager. We cannot be sure that our Manager will be successful in obtaining suitable investments on financially attractive terms.

We could also suffer from delays in locating suitable investments as a result of our reliance on our Manager at times when its officers, employees, or agents are simultaneously seeking to locate suitable investments for other programs sponsored by our Sponsor, some of which may have investment objectives and employ investment strategies that are similar to ours.

Although we have acquired three properties, you will not be able to evaluate our future investments prior to purchasing shares, which makes your investment more speculative.

On May 31, 2017, we acquired our first property, on January 18, 2019 we acquired our second property and on September 28, 2023, we acquired our third property. We have not yet identified any additional investments that we may make, and therefore we are not able to provide you with any information to assist you in evaluating the merits of any specific future investments that we may make, except for investments that may be described in supplements to this offering circular. We will continue to seek to invest substantially all of the offering proceeds available for investment, including proceeds from the sales of shares under the Plan, after the payment of fees and expenses, in commercial real estate equity investments. However, because you will be unable to evaluate the economic merit of assets before we invest in them, you will have to rely entirely on the ability of our Manager to select suitable and successful investment opportunities. These factors increase the risk that your investment may not generate returns comparable to our competitors.

Because we are limited in the amount of funds we can raise, we will be limited in the number and type of investments we make and the value of your investment in us will fluctuate with the performance of the specific assets we acquire.

This offering is being made on a “best efforts maximum” basis and through September 30, 2023, our ongoing offering (of which this offering is a continuation) had raised an aggregate of approximately $21.0 million in capital pursuant to Regulation A. Further, under Regulation A, we are only allowed to raise up to $75,000,000 in any 12 month period (although we may raise capital in other ways). We expect that we will continue to make investments that will require a minimum of $3.0 million of equity. As a result, the amount of proceeds we raise in this offering may be substantially less than the amount we would need to achieve a diversified portfolio of investments, even if we are successful in raising the maximum offering amount. If we are unable to raise substantial funds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments that we make. In that case, the likelihood that any single asset’s performance would adversely affect our profitability will increase. Your investment in shares of our common stock will be subject to greater risk to the extent that we lack a diversified portfolio of investments. Further, we will have certain fixed operating expenses, including certain expenses as a public reporting company, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to pay dividends.

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Any adverse changes in our Sponsor’s financial health or our relationship with our Sponsor or its affiliates could hinder our operating performance and the return on your investment.

We have engaged our Manager to manage our operations and our portfolio of commercial real estate investments and other select real estate-related assets. Our Manager has no employees and relies on support agreements with our Sponsor and Interamar Manager, LLC to perform services on its behalf for us. Our ability to achieve our investment objectives and to pay dividends is dependent upon the performance of our Sponsor and its affiliates as well as our Sponsor’s real estate professionals in the identification and acquisition of investments, the management of our assets and operation of our day-to-day activities. Any adverse changes in our Sponsor’s financial condition or our relationship with our Sponsor could hinder our Manager’s ability to successfully manage our operations and our portfolio of investments.

Our ability to implement our investment strategy is dependent, in part, upon our ability to successfully conduct this offering directly through online distribution channels, which makes an investment in us more speculative.

We will primarily conduct this offering directly through online distribution channels. The success of this offering, and our ability to implement our business strategy, is dependent upon our ability to sell our shares to investors directly through online distribution channels and to execute on such sales. If we are not successful in selling our shares directly through online distribution channels, our ability to raise proceeds through this offering will be limited and we may not have adequate capital to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

If we do not successfully implement a liquidity transaction, you may have to hold your investment for an indefinite period.

Although we may complete a transaction providing liquidity to stockholders within approximately ten years from the completion of this offering as may be extended from time to time, we are not required to effectuate a liquidity event by any specific date. Market conditions and other factors could cause us to delay the listing of our common stock on a national securities exchange or delay the commencement of a liquidation or other type of liquidity transaction, such as a merger or sale of assets, beyond ten years from the completion of this offering. If our Manager does determine to pursue a liquidity transaction, we would be under no obligation to conclude the process within a set time. If we adopt a plan of liquidation, the timing of the sale of assets will depend on real estate and financial markets, economic conditions in areas in which properties are located, and U.S. federal income tax effects on stockholders, that may prevail in the future. We cannot guarantee that we will be able to liquidate all assets. After we adopt a plan of liquidation, we would likely remain in existence until all our investments are liquidated. If we do not pursue a liquidity transaction, or delay such a transaction due to market conditions, your shares may continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment to cash easily and could suffer losses on your investment.

We may change our targeted investments and investment guidelines without stockholder consent.

Our Manager may change our targeted investments and investment guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this offering circular. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of shares of our common stock and our ability to pay dividends to you. In the event that we change our targeted investments or investment guidelines, we will file an offering circular supplement and/or Form 1-U, as appropriate, to disclose such event.

We have minimal operating capital, two assets and limited revenue from operations.

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our stockholders. We have only three assets and no significant financial resources, so such adverse event could put your investment dollars at significant risk.

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The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.

We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, online real estate investment platforms and other entities engaged in real estate investment activities. This market is competitive and rapidly changing. We expect competition to persist and intensify in the future.

Competition could result in reduced volumes or the failure of our Sponsor and the other entities it sponsors to achieve or maintain more widespread market acceptance, any of which could harm our business. In addition, in the future we may experience new competition from more established internet companies possessing large, existing customer bases, substantial financial resources and established distribution channels. If any of these companies or any major financial institution decided to enter the online investment business, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed.

Most of our current or potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. Larger real estate programs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable properties may increase. Any such increase would result in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for properties and other investments, our profitability will be reduced and you may experience a lower return on your investment.

Our potential competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and broader customer relationships than we have. These competitors may be better able to develop new products, to respond quickly to new technologies and to undertake more extensive marketing campaigns. The online real estate investing industry is driven by constant innovation. If we or our Sponsor are unable to compete with such companies and meet the need for innovation, the demand for our Sponsor’s investment products could stagnate or substantially decline.

If our Manager fails to retain its key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future depends, in part, on our Sponsor’s ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our Manager, each of whom would be difficult to replace. In particular, Jeffrey Karsh is critical to the management of our business and operations and the development of our strategic direction. The loss of the services of Jeffrey Karsh or other executive officers or key personnel of our Manager and the process to replace any of our Sponsor’s key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

The management agreement with our Manager was not negotiated with an unaffiliated third party on an arm’s length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

We have no employees and will rely heavily on our Manager to provide us with all necessary services. Certain of our executive officers also serve as officers of our Manager. Our management agreement with our Manager was negotiated between related parties and its terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

We will continue to pay our Manager a management fee regardless of the performance of our portfolio. Our Manager’s entitlement to a management fee, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. This in turn could hurt both our ability to pay dividends to our stockholders and the market price of our common stock.

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Terminating the management agreement for unsatisfactory performance of our Manager or electing not to renew the management agreement may be difficult.

Termination of the management agreement with our Manager without cause is difficult and costly. During the initial three-year term of the management agreement, we may not terminate the management agreement except for cause. Our board of directors will review our Manager’s performance and the management fee annually and, following the initial three-year term, the management agreement will be automatically renewed annually for an additional one-year term unless the agreement is terminated upon the affirmative vote of the board of directors based upon: (a) our Manager’s unsatisfactory performance that is materially detrimental to us; or (b) a determination that the management fee payable to our Manager is not fair, subject to our Manager’s right to prevent termination based on unfair fees by accepting a reduction of management fee agreed to by at least two-thirds of our board of directors. Our Manager will be provided 180 days’ prior notice of any such termination.

Our board of directors will approve very broad investment guidelines for our Manager and will not approve each investment and financing decision made by our Manager unless required by our investment guidelines.

Our Manager is authorized to follow very broad investment guidelines. Our board of directors will periodically review our investment guidelines and our investment portfolio but will not, and will not be required to, review all of our proposed investments. In addition, in conducting periodic reviews, our board of directors may rely primarily on information provided to them by our Manager. Furthermore, our Manager may use complex strategies, and transactions entered into by our Manager may be costly, difficult or impossible to unwind by the time they are reviewed by our board of directors. Our Manager has great latitude within the broad parameters of our investment guidelines in determining the types and amounts of target assets it may decide are attractive investments for us, which could result in investment returns that are substantially below expectations or that result in losses, which would materially and adversely affect our business operations and results. Further, decisions made and investments and financing arrangements entered into by our Manager may not fully reflect the best interests of our stockholders.

We will have no recourse to our Sponsor if it does not fulfill its obligations under the support agreement, and our recourse against our Manager if it does not fulfill its obligations under the management agreement will be limited to our termination of the management agreement.

Our Manager has no employees or separate facilities. As a result, our Manager has entered into support agreements with our Sponsor and Interamar Manager, LLC (“Interamar”) pursuant to which these entities provide our Manager with the personnel, services and resources necessary for our Manager to perform its obligations and responsibilities under the management agreement in exchange for certain amounts payable by our Manager. Because we are not a party to the support agreements, we will not have any recourse to our Sponsor or Interamar if they do not fulfill their obligations under the support agreements, or if our Sponsor and/or Interamar and our Manager choose to amend or terminate the support agreements. Also, our Manager only has limited assets and our recourse against our Manager if it does not fulfill its obligations under the management agreement will likely be limited to our termination of the management agreement. All fees owed to Interamar are paid by the Sponsor and not the Company.

Our Manager’s liability is limited under the management agreement, and we have agreed to indemnify our Manager against certain liabilities. As a result, we could experience poor performance or losses for which our Manager would not be liable.

Pursuant to the management agreement, our Manager does not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Under the terms of the management agreement, our Manager, its officers, members, managers, directors, personnel, any person controlling or controlled by our Manager and any person providing services to our Manager is not liable to us, any subsidiary of ours, our stockholders or partners or any subsidiary’s stockholders or partners for acts or omissions performed in accordance with and pursuant to the management agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the management agreement pursuant to a final unappealable judgment. In addition, we have agreed to indemnify our Manager, its officers, stockholders, members, managers, directors, personnel, any person controlling or controlled by our Manager and any person providing services to our Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of our Manager that do not stem from a final unappealable judgment of bad faith, willful misconduct, gross negligence, or reckless disregard of duties that are performed in good faith in accordance with and pursuant to the management agreement.

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Our Manager and its affiliates have limited experience managing a portfolio of assets in the manner necessary to maintain our qualification as a REIT or our exclusion or an exemption under the Investment Company Act.

In order to maintain our qualification as a REIT and our exclusion or an exemption from registration under the Investment Company Act, the assets in our portfolio are subject to certain restrictions that limit our operations meaningfully. The REIT rules and regulations are highly technical and complex, and the failure to comply with the income, asset, organizational and ownership tests, distribution requirements and other limitations imposed by these rules and regulations could prevent us from qualifying as a REIT or could force us to pay unexpected taxes and penalties. Our Manager and its affiliates have limited experience managing a portfolio in the manner necessary to maintain our qualification as a REIT and our exclusion or an exemption from registration under the Investment Company Act. The inexperience of our Manager and its affiliates described above may hinder its ability to achieve our objectives or result in loss of our qualification as a REIT or payment of taxes and penalties. As a result, we cannot assure you that we will be able to successfully operate as a REIT, comply with regulatory requirements applicable to REITs, maintain our exclusion or an exemption under the Investment Company Act, or execute our business strategies.

Risks Related to Real Estate and Our Investments

Our commercial real estate and real estate-related assets will be subject to the risks typically associated with real estate.

Our commercial real estate and real estate-related assets will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

•	natural disasters such as hurricanes, earthquakes and floods;

•	acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001 or those that have been carried out or inspired by ISIS and other radical terrorist groups;

•	adverse changes in national and local economic and real estate conditions;

•	an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

•	costs of remediation and liabilities associated with environmental, ADA and other physical conditions affecting properties; and

•	the potential for uninsured or underinsured property losses.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties.

These factors may have a material adverse effect on the value that we can realize from our assets.

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Our Manager’s due diligence may not reveal all factors or risks affecting a property.

There can be no assurance that our Manager’s due diligence processes will uncover all relevant facts that would be material to an investment decision. Before making an investment, our Manager assesses the strength of the underlying properties and any other factors that it believes are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, our Manager relies and will continue to rely on the resources available to it and, in some cases, investigations by third parties.

The actual rents we receive for the properties in our portfolio may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.

As a result of potential factors, including competitive pricing pressure in our markets, a general economic downturn and the desirability of our properties compared to other properties in our markets, we may be unable to realize our estimated market rents across the properties in our portfolio. In addition, depending on market rental rates at any given time as compared to expiring leases in our portfolio, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates across our portfolio, then our ability to generate cash flow growth will be negatively impacted.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties.

A property may incur vacancies either by the expiration of tenant leases or the continued default of tenants under their leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available for distribution to our stockholders. In addition, the resale value of the property could be diminished because the market value of our properties will depend principally upon the value of the cash flow generated by the leases associated with that property. Such a reduction in the resale value of a property could also reduce the value of our stockholders’ investment.

Further, a decline in general economic conditions in the markets in which our investments are located or in the United States generally could lead to an increase in tenant defaults, lower rental rates and less demand for commercial real estate space in those markets. As a result of these trends, we may be more inclined to provide leasing incentives to our tenants in order to compete in a more competitive leasing environment. Such trends may result in reduced revenue and lower resale value of properties, which may reduce your return.

We may enter into long-term leases with tenants in certain properties, which may not result in fair market rental rates over time.

We may enter into long-term leases with tenants of our properties or include renewal options that specify a maximum rate increase. These leases often provide for rent to increase over time; however, if we do not accurately judge the potential for increases in market rental rates, we may set the terms of these long-term leases at levels such that, even after contractual rent increases, the rent under our long-term leases is less than then-current market rates. Further, we may have no ability to terminate those leases or to adjust the rent to then-prevailing market rates. As a result, our cash available for distribution could be lower than if we did not enter into long-term leases.

Certain properties that we acquire may not have efficient alternative uses and we may have difficulty leasing them to new tenants and/or have to make significant capital expenditures to get them to do so.

Office properties can be difficult to lease to new tenants, should the current tenant terminate or choose not to renew its lease. These properties generally have received significant tenant-specific improvements and only very specific tenants may be able to use such improvements, making the properties very difficult to re-lease in their current condition. Additionally, an interested tenant may demand that, as a condition of executing a lease for the property, we finance and construct significant improvements so that the tenant could use the property. This expense may decrease cash available for distribution, as we likely would have to (i) pay for the improvements up-front or (ii) finance the improvements at potentially unattractive terms.

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We depend on tenants for our revenue, and lease defaults or terminations could reduce our net income and limit our ability to pay dividends to our stockholders.

The success of our investments materially depends on the financial stability of our tenants. A default or termination by a tenant on its lease payments to us would cause us to lose the revenue associated with such lease and require us to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure, if the property is subject to a mortgage. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a tenant defaults on or terminates a lease, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. These events could cause us to reduce the amount of dividends to you.

We expect to acquire primarily office properties with a focus on markets with favorable risk-return characteristics. If our investments in these geographic areas experience adverse economic conditions, our investments may lose value and we may experience losses.

We expect to use substantially all of the net proceeds from this offering, including proceeds from the sales of shares under the Plan, to acquire a diversified portfolio of primarily office properties with a focus on markets where we feel that the risk-return characteristics are favorable. These investments will carry the risks associated with certain markets, including the St. Louis metropolitan area, where we end up acquiring properties. We may experience losses as a result of being overly concentrated in certain geographic areas. A worsening of economic conditions in St. Louis, Carmel and other U.S. markets and, in particular, the markets where we end up acquiring properties could have an adverse effect on our business and could impair the value of our collateral.

On May 31, 2017, we acquired one property located in St. Louis County, Missouri, and on January 18, 2019 and September 28, 2023 we acquired two properties located in Carmel, Indiana. Adverse economic or regulatory developments in these areas could negatively affect our results of operations, financial condition and ability to make distributions to our stockholders.

On May 31, 2017, we acquired our first property located in St. Louis County, Missouri, and on January 18, 2019 and September 28, 2023, we acquired our second and third properties both located in Carmel, Indiana. As a result, our business is dependent on the condition of the economy in these cities, which may expose us to greater economic risks than if we owned a more geographically diverse portfolio. We are susceptible to adverse developments in the St. Louis and Carmel economic and regulatory environments (such as business layoffs or downsizing, industry slowdowns, relocations of businesses, social unrest, increases in real estate and other taxes, costs of complying with governmental regulations or increased regulation). Such adverse developments could materially reduce the value of our real estate portfolio and our rental revenues, and thus adversely affect our ability to service current debt and to pay dividends to stockholders.

As of the date of this offering circular, all our revenue is generated from two properties.

As of the date of this offering circular, our two properties, Laumeier and Allied, will account for 100.0% of our total revenue. Our results of operations and cash available for distribution to our stockholders would be adversely affected if these properties were materially damaged or destroyed. Additionally, our results of operations and cash available for distribution to our stockholders would be adversely affected if a significant number of our tenants at these properties experienced a downturn in their business, which may weaken their financial condition and result in their failure to make timely rental payments, defaulting under their leases or filing for bankruptcy.

As of the date of this offering circular, we depend on significant tenants in our office portfolio, which could cause an adverse effect on us, including our results of operations and cash flow, if any of our significant tenants were adversely affected by a material business downturn or were to become bankrupt or insolvent.

Our rental revenue depends on entering into leases with and collecting rents from tenants. As of the date of this offering circular, Panera, LLC, an affiliate of Panera Bread Company (NASDAQ: PNRA), leases 116,277 rentable square feet in Laumeier, our initial property, for their corporate headquarters through April 2024. Allied Solutions, LLC leases 108,000 rentable square feet in Allied through 2030. As of September 30,2023, Panera Bread Company represents 23.84% of our total portfolio’s annualized rent and approximately 22.50% of the total rentable square feet in our portfolio, and Allied Solutions represents 24.19% of our total portfolio’s annualized rent and approximately 20.90% of the total rentable square feet in our portfolio. General and regional economic conditions may adversely affect our major tenants and potential tenants in our markets. Our major tenants may experience a material business downturn, which could potentially result in a failure to make timely rental payments and/or a default under their leases. In many cases, through tenant improvement allowances and other concessions, we will have made substantial up-front investments in the applicable leases that we may not be able to recover. In the event of a tenant default, we may experience delays in enforcing our rights and may also incur substantial costs to protect our investments.

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Pursuant to our disclosure in June 2022, Panera Bread (“Panera”) notified us that it would not be renewing its lease upon its expiration in April 2024. Panera is the sole tenant of one of three buildings in our Laumeier Property in St. Louis, MO and accounts for approximately 22.50% of the total rentable square footage of our portfolio and, as of September 30, 2023, approximately 23.84% of our annualized rent. Although Panera is continuing to pay its contractual rent obligations through its lease termination, the uncertainty of how the next few years will unfold results in a non-stabilized asset. This, together with the potential effect of rising interest rates and the increased competition to attract credit-worthy tenants due to higher vacancies in the St. Louis metro area, has led us to reduce the NAV, effective June 16, 2023 to $7.01 per share. Our calculation of the revised NAV is based on a number of judgments, estimates, considerations, assumptions, and opinions about future events and market performance/conditions, all of which may or may not prove to be correct. The uncertainties created by the Panera non-renewal, together with the other factors noted above, may continue to impact the net asset value of the Company and its shares in future periods. See the Company’s Report on Form 253(g) dated June 16, 2023 here.

The bankruptcy or insolvency of a major tenant or lease guarantor may adversely affect the income produced by our properties and may delay our efforts to collect past due balances under the relevant leases and could ultimately preclude collection of these sums altogether. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages that is limited in amount and which may only be paid to the extent that funds are available and in the same percentage as is paid to all other holders of unsecured claims.

If any of our significant tenants were to become bankrupt or insolvent, suffer a downturn in their business, default under their leases, fail to renew their leases or renew on terms less favorable to us than their current terms, our results of operations and cash flow could be adversely affected.

We may be adversely affected by trends in the office real estate industry.

Some businesses are rapidly evolving to make employee telecommuting (“work from home”), flexible work schedules, open workplaces and teleconferencing increasingly common. These practices enable businesses to reduce their space requirements. There is also an increasing trend among some businesses to utilize shared office spaces and co-working spaces. A continuation of the movement towards these practices could over time erode the overall demand for office space and, in turn, place downward pressure on occupancy, rental rates and property valuations.

Actions of any joint venture partners that we may have in the future could reduce the returns on joint venture investments and decrease our stockholders’ overall return.

We may enter into joint ventures to acquire properties and other assets. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements. Such investments may involve risks not otherwise present with other methods of investment, including, for example, the following risks:

•	that our co-venturer, co-tenant or partner in an investment could become insolvent or bankrupt;

•	that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;

•	that such co-venturer, co-tenant or partner may be delegated certain “day-to-day” property operating procedures;

•	that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; or

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•	that disputes between us and our co-venturer, co-tenant or partner may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our operations.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our returns on that investment and the value of your investment.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for dividends to our stockholders.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Activities of our tenants, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties.

The presence of hazardous substances, or the failure to properly manage, insure, bond over, or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to pay dividends and may reduce the value of your investment.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to our stockholders.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the amounts available for distribution to you.

We expect that all of our properties will be subject to Phase I environmental assessments at the time they are acquired; however, such assessments may not provide complete environmental histories due, for example, to limited available information about prior operations at the properties or other gaps in information at the time we acquire the property. A Phase I environmental assessment is an initial environmental investigation to identify potential environmental liabilities associated with the current and past uses of a given property. If any of our properties were found to contain hazardous or toxic substances after our acquisition, the value of our investment could decrease below the amount paid for such investment.

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Costs associated with complying with the Americans with Disabilities Act may decrease cash available for dividends.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. The ADA’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce our net income and the amount of cash available for dividends to you.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce our cash flows and the return on our stockholders’ investment.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases insist that commercial property owners purchase coverage against terrorism as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured or under insured loss, which may reduce the value of your investment. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured or under insured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower dividends to you.

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to our stockholders.

We may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity will vary in scope based on the level of interest rates, the type and expected duration of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

•	available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;

•	the duration of the hedge may not match the duration of the related liability or asset;

•	our hedging opportunities may be limited by the treatment of income from hedging transactions under the rules determining REIT qualification;

•	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

•	the party owing money in the hedging transaction may default on its obligation to pay; and

•	we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

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Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate, inflation and/or currency risks will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges (1) interest rate risk on liabilities incurred to carry or acquire real estate, (2) risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% gross income tests or (3) certain other offsetting positions, and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

Many of our investments are illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions.

Many factors that are beyond our control affect the real estate market and could affect our ability to sell properties and other investments for the price, on the terms or within the time frame that we desire. These factors include general economic conditions, the availability of financing, interest rates and other factors, including supply and demand. Because real estate investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. Further, before we can sell a property on the terms we want, it may be necessary to expend funds to correct defects or to make improvements. However, we can give no assurance that we will have the funds available to correct such defects or to make such improvements. As a result, we expect many of our investments will be illiquid, and if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments and our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

Declines in the market values of our investments may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our stockholders.

Some of our assets will be classified for accounting purposes as “available-for-sale.” These investments are carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to stockholders’ equity without impacting net income on the income statement. Moreover, if we determine that a decline in the estimated fair value of an available-for-sale security falls below its amortized value and is not temporary, we will recognize a loss on that security on the income statement, which will reduce our earnings in the period recognized.

A decline in the market value of our assets may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to stockholders.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

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Market values of our investments may decline for a number of reasons, such as changes in prevailing market capitalization rates, increases in market vacancy, or decreases in market rents.

Competition with third parties in acquiring properties and other investments may reduce our profitability and the return on your investment.

We have significant competition with respect to our acquisition of properties and other investments with many other companies, including other REITs, insurance companies, private investment funds, hedge funds, online investment platforms and other investors, many of which have greater resources than us. We may not be able to compete successfully for investments. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we acquire properties and other investments at higher prices than our competitors and/or by using less-than-ideal capital structures, our returns will be lower and the value of our assets may not increase or may decrease significantly below the amount we paid for such assets. If such events occur, you may experience a lower return on your investment.

If we sell a property by providing financing to the purchaser, we will bear the risk of default by the purchaser, which could delay or reduce the dividends available to our stockholders.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash; however, in some instances, we may sell our properties by providing financing to purchasers. When we provide financing to a purchaser, we will bear the risk that the purchaser may default, which could reduce our cash dividends to stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of the sale to our stockholders, or the reinvestment of the proceeds in other assets, will be delayed until the promissory note or other property we may accept upon a sale are actually paid, sold, refinanced or otherwise disposed.

Risks Related to this Offering and Our Corporate Structure

The ownership limits that apply to REITs, as prescribed by the Code and by our charter, limits the number of shares a person may own, which may inhibit market activity in shares of our common stock and restrict our business combination opportunities.

In order for us to qualify as a REIT, not more than 50% in value of our outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year after the first year for which we elect to qualify as a REIT. Additionally, at least 100 persons must beneficially own our stock during at least 335 days of a taxable year (other than the first taxable year for which we elect to be taxed as a REIT). Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. To help us comply with the REIT ownership requirements of the Code, our charter, as amended, prohibits a person from directly, beneficially or constructively owning more than 9.0% by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock, or 9.0% by value or number of shares, whichever is more restrictive, of our outstanding capital stock, unless exempted by our board of directors. Our charter also prohibits any actual, beneficial or constructive ownership of our shares that causes us to fail to qualify as a REIT and such ownership limitation shall not be waived. These 9.0% ownership limitations apply to and thus may limit purchases of shares issued pursuant to the Plan. In addition, our charter prohibits a person from owning, actually or constructively, shares of our outstanding capital stock if such ownership would result in any of our income that would otherwise qualify as “rents from real property” for purposes of the REIT rules to fail to qualify as such. Accordingly, as a result of such limitation, any stockholder that is a tenant of Laumeier or Allied (or any other properties acquired by us) or that actually or constructively owns 10.0% or more of any tenant of Laumeier or Allied (or any other properties acquired by us) will be prohibited from actually or constructively owning 10.0% or more of the shares of our outstanding capital stock. Our board of directors may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the 9.0% ownership limits or establish a different limit on ownership, or excepted holder limit, for a particular stockholder if the stockholder’s ownership in excess of the ownership limit would not result in our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT. These restrictions may have the effect of delaying, deferring, or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock or otherwise be in the best interest of our stockholders.

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Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other dividends, qualifications and terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with priority as to dividends and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock. In connection with the foregoing, to the extent necessary to assist us in obtaining a sufficient number of stockholders to meet certain of the qualification requirements for taxation as a REIT under the Code, we may in the future undertake to issue and sell up to approximately 125 shares of a new series of preferred stock in a private placement to up to approximately 125 investors who qualify as “accredited investors” (as that term is defined in Rule 501(a) of Regulation D under the Securities Act). The preferred stock is expected to be perpetual, pay an annual market dividend for securities of this type and be redeemable by us at a premium to the aggregate liquidation value. For example, if we issue 125 shares of preferred stock with a liquidation price of $1,000 per share and an annual dividend of 12.5%, we would raise additional capital of $125,000 and be required to be pay or set aside for payment, in the aggregate, approximately $15,625 annually, before any distributions on shares of our common stock could be made.

Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT or our exception from the definition of an investment company under the Investment Company Act.

If the market value or income potential of our qualifying real estate assets changes as compared to the market value or income potential of our non-qualifying assets, or if the market value or income potential of our assets that are considered “real estate-related assets” under the Investment Company Act or REIT qualification tests changes as compared to the market value or income potential of our assets that are not considered “real estate-related assets” under the Investment Company Act or REIT qualification tests, whether as a result of increased interest rates, prepayment rates or other factors, we may need to modify our investment portfolio in order to maintain our REIT qualification or exception from the definition of an investment company. If the decline in asset values or income occurs quickly, this may be especially difficult, if not impossible, to accomplish. This difficulty may be exacerbated by the illiquid nature of many of the assets that we may own. We may have to make investment decisions that we otherwise would not make absent REIT and Investment Company Act considerations.

Our stockholders will have limited voting rights and will not have control over changes in our policies and operations, which increases the uncertainty and risks our stockholders face.

Our Manager and our board of directors determine our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and dividends. Our Manager and our board of directors may amend or revise these and other policies without a vote of the stockholders. Under Maryland General Corporation Law and our charter, our stockholders have a right to vote only on limited matters. Our Manager’s and our board of directors’ broad discretion in setting policies and our stockholders’ inability to exert control over those policies increases the uncertainty and risks our stockholders face.

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Our stockholders may not be able to sell their shares under our stockholder redemption plan and, if our stockholders are able to sell their shares under the redemption plan, they may not be able to recover the amount of their investment in our shares.

Our stockholder redemption plan includes numerous restrictions that limit your ability to sell your shares. You must hold your shares for at least one year in order to participate in the stockholder redemption plan, except for redemptions sought upon a stockholder’s death or complete disability (as defined in the redemption plan). We limit the number of shares redeemed pursuant to the stockholder redemption plan in any calendar year to 5.0% of the weighted average number of shares outstanding during the prior calendar year (or 1.25% per quarter), with excess capacity carried over to later quarters in the calendar year. As a result of this limit, as of December 31, 2022, the Company is redeeming shares on a pro-rata basis. Therefore, it is taking several quarters to redeem shares in full. We will not redeem shares if our board of directors determines, in its sole discretion, that the redemption price determined in accordance with the terms of the stockholder redemption plan exceeds the then current fair market value of the shares to be redeemed. Further, we have no obligation to redeem shares if the redemption would violate the restrictions on dividends under Maryland law, which prohibits dividends that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all redemption requests made in any year.

Under our stockholder redemption plan, shares may be redeemed at varying prices depending on (a) the number of years the shares have been held, (b) the estimated value per share and (c) whether the redemptions are sought upon a stockholder’s death or complete disability. Thus, if your shares are redeemed by us pursuant to our redemption plan, it is possible that you will receive less than the fair market value of the shares at the time of such redemption.

Our board of directors may amend, suspend or terminate our stockholder redemption plan at any time without prior notice, including to protect our operations and our non-redeemed stockholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. Our limits on ownership of our shares also may require us to decline redemption requests that would cause other stockholders to exceed such ownership limits, that would cause us to have less than 100 stockholders or to the extent we determine is necessary to preserve our status as a REIT. In addition, in order to comply with certain of the distribution requirements applicable to REITs we will decline to honor any redemption request that we believe is a “dividend equivalent” redemption as discussed in “U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders—Redemptions of Common Stock.” However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, to disclose such amendment. See “Stockholder Redemption Plan” for more information about the redemption plan. The restrictions of our stockholder redemption plan will severely limit your ability to sell your shares should you require liquidity and limit your ability to recover the value you invest in our common stock.

The initial offering price of our shares was not established in reliance on a valuation of our assets and liabilities; the actual value of your investment may be substantially less than what you pay.

We established the initial offering price of our shares on an arbitrary basis. The initial selling price of our shares does not bear any relationship to our book or asset values or to any other established criteria for valuing shares. We first determined the net asset value of our common stock on October 1, 2018. The per share purchase price is adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year, our net asset value, or NAV, is divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis (NAV per share). The per share purchase price for any shares that may be sold pursuant to the Plan will also be equal to the NAV per share.

Our NAV per share is calculated by our Manager at the end of each fiscal quarter on a fully diluted basis using a process that reflects several components, including (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, and (b) in certain instances individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic dividends and (4) estimated accruals of our operating revenues and expenses. In instances where we determine that an independent appraisal of the real estate asset is necessary, including, but not limited to, instances where our Manager is unsure of its ability on its own to accurately determine the estimated values of our commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we may engage an appraiser that has expertise in appraising commercial real estate assets, to act as our independent valuation expert. The independent valuation expert will not be responsible for, or prepare, our NAV per share. However, we may hire a third party to calculate, or assist with calculating, the NAV calculation. The use of different judgments or assumptions would likely result in different estimates of the value of our real estate assets. Moreover, although we evaluate and provide our NAV per share on a quarterly basis, our NAV per share may fluctuate daily, so that the NAV per share in effect for any fiscal quarter may not reflect the precise amount that might be paid for your shares in a market transaction. Further, our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any resulting potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. Note, in addition, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. See “Plan of Operation—Valuation Policies.”

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Our stockholders’ interest in us will be diluted if we issue additional shares, which could reduce the overall value of their investment.

Potential investors in this offering will not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue 1,000,000,000 shares of capital stock, of which 900,000,000 shares are designated as common stock and 100,000,000 shares are designated as preferred stock. We are only issuing up to $47,915,884 in shares of common stock pursuant to this offering. Our board of directors may increase the number of authorized shares of capital stock without stockholder approval. After your purchase in this offering, our board of directors may elect to (i) sell additional shares in this or future offerings, including those issued pursuant to the Plan; (ii) issue equity interests in private offerings; or (iii) otherwise issue additional shares of our capital stock. To the extent we issue additional equity interests after your purchase in this offering your percentage ownership interest in us would be diluted. In addition, depending upon the terms and pricing of any additional offerings, the use of the proceeds and the value of our real estate investments, you may also experience dilution in the book value and fair value of your shares and in the earnings and dividends per share.

Although we will not currently be afforded the protection of the Maryland General Corporation Law relating to deterring or defending hostile takeovers, our board of directors could opt into these provisions of Maryland law in the future, which may discourage others from trying to acquire control of us and may prevent our stockholders from receiving a premium price for their shares in connection with a business combination.

Under Maryland law, “business combinations” between a Maryland corporation and certain interested stockholders or affiliates of interested stockholders are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Also, under Maryland law, control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation, or an employee of the corporation who is also a director of the corporation are excluded from the vote on whether to accord voting rights to the control shares. Should our board of directors opt into these provisions of Maryland law, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Similarly, provisions of Title 3, Subtitle 8 of the Maryland General Corporation Law could provide similar anti-takeover protection. For more information about the business combination, control share acquisition and Subtitle 8 provisions of Maryland law, see “Description of Capital Stock and Certain Provisions of Maryland Law, Our Charter and Bylaws —Business Combinations” and “Description of Capital Stock and Certain Provisions of Maryland Law, Our Charter and Bylaws —Control Share Acquisitions.”

Our charter includes an anti-takeover provision that may discourage a stockholder from launching a tender offer for our shares.

Our charter provides that any tender offer made by a stockholder, including any “mini-tender” offer, must comply with most provisions of Regulation 14D of the Exchange Act. The offering stockholder must provide our company notice of such tender offer at least 10 business days before initiating the tender offer. If the offering stockholder does not comply with these requirements, our company will have the right to redeem that stockholder’s shares and any shares acquired in such tender offer. In addition, the noncomplying stockholder will be responsible for all of our company’s expenses in connection with that stockholder’s noncompliance. This provision of our charter may discourage a stockholder from initiating a tender offer for our shares and prevent you from receiving a premium price for your shares in such a transaction.

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Breaches of our data security could materially harm us, including our business, financial performance and reputation.

We collect and retain certain personal information provided by our actual and prospective investors during the subscription process, as well as our tenants and employees. Security measures we have implemented to protect the confidentiality of this information and periodically review and improve our security measures may not prevent unauthorized access to this information. Any breach of our data security measures and loss of this information may result in legal liability and costs (including damages and penalties), as well as damage to our reputation, that could materially and adversely affect us, including our business and financial performance.

We do not own the Tryperion or Streitwise names, but were granted a license by our Current Sponsor to use the Tryperion and Streitwise names. Use of the names by other parties or the termination of our license agreement may harm our business.

We have entered into a license agreement with our Current Sponsor, pursuant to which our Current Sponsor has granted us a non-exclusive, royalty-free license to use the names “Tryperion” and “Streitwise.” Under this agreement, we have a right to use the “Tryperion” and “Streitwise” names as long as our Manager continues to manage us. We intend to use the “Streitwise” name as a reference to our brand and the “Tryperion” name as a reference to our Sponsor, whose track record we have provided in this offering circular. Our Current Sponsor has retained the right to continue using the “Tryperion” and “Streitwise” names. Our Current Sponsor is not precluded from licensing or transferring the ownership of the “Tryperion” and Streitwise” names to third parties, some of whom may compete against us. Consequently, we are unable to prevent any damage to the goodwill associated with our name that may occur as a result of the activities of our Sponsor or others related to the use of our name. Furthermore, in the event the license agreement is terminated, we will be required to change our name and cease using the “Tryperion” and “Streitwise” names. Any of these events could disrupt our recognition in the marketplace, damage any goodwill we may have generated and otherwise harm our business.

Risks Related to Compliance and Regulation

We are offering shares of our common stock pursuant to recent amendments to Regulation A promulgated pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make shares of our common stock less attractive to investors as compared to a traditional initial public offering.

As a Tier 2 issuer, we have been and will continue to be subject to scaled disclosure and reporting requirements, which may make shares of our common stock less attractive to investors as compared to a traditional initial public offering, which may make an investment in shares of our common stock less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting. In addition, given the relative lack of regulatory precedence regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty in regards to how the SEC or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of shares of our common stock, we may be unable to raise the funds necessary to commence operations, or to develop a diversified portfolio of real estate investments, which could severely affect the value of shares of our common stock.

Our use of Form 1-A and our reliance on Regulation A for this offering may make it more difficult to raise capital as and when we need it, as compared to if we were conducting a traditional initial public offering on Form S-11.

Because of the exemptions from various reporting requirements provided to us under Regulation A and because we are only permitted to raise up to $75,000,000 in any 12-month period under Regulation A (although we may raise capital in other ways), we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

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There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Tier 2 issuer, we do not need to provide a report on the effectiveness of our internal controls over financial reporting, and we are exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer. We are in the process of evaluating whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

Laws intended to prohibit money laundering may require our Sponsor to disclose investor information to regulatory authorities.

The Uniting and Strengthening America By Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 requires that financial institutions establish and maintain compliance programs to guard against money laundering activities, and requires the Secretary of the U.S. Treasury (“Treasury”) to prescribe regulations in connection with anti-money laundering policies of financial institutions. The Financial Crimes Enforcement Network (“FinCEN”), an agency of the Treasury, has announced that it is likely that such regulations would subject certain pooled investment vehicles to enact anti-money laundering policies. It is possible that there could be promulgated legislation or regulations that would require our Sponsor or its service providers to share information with governmental authorities with respect to prospective investors in connection with the establishment of anti-money laundering procedures. Such legislation and/or regulations could require us to implement additional restrictions on the transfer of shares of our common stock to comply with such legislation and/or regulations. We reserve the right to request such information as is necessary to verify the identity of prospective stockholders and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by FinCEN and/or the SEC. In the event of delay or failure by a prospective stockholder to produce any information required for verification purposes, an application for, or transfer of, shares of our common stock may be refused. We will not have the ability to reject a transfer of shares of our common stock where all necessary information is provided and any other applicable transfer requirements, including those imposed under the transfer provisions of our charter, are satisfied.

By purchasing shares of our common stock in this offering, you are bound by the arbitration provisions contained in our subscription agreement and our bylaws, which limit your ability to bring class action lawsuits or seek remedy on a class basis, including with respect to securities law claims.

By purchasing shares of our common stock in this offering, investors agree to be bound by the arbitration provisions contained in our subscription agreement and our bylaws. Such arbitration provisions apply to claims under the U.S. federal securities laws and to all claims that are related to the company, including with respect to this offering, our shares, our holdings, our ongoing operations and the management of our investments, among other matters, and limit the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis. Furthermore, because the arbitration provisions are contained in our bylaws, such arbitration provisions will also apply to any purchasers of shares in a secondary transaction.

By agreeing to be subject to the arbitration provisions, you are severely limiting your rights to seek redress against us in court. For example, you may not be able to pursue litigation for any claim in state or federal courts against us, our Manager, our Sponsor, or their respective directors or officers, including with respect to securities law claims, and any awards or remedies determined by the arbitrators may not be appealed. In addition, arbitration rules generally limit discovery, which could impede your ability to bring or sustain claims, and the ability to collect attorneys’ fees or other damages may be limited in the arbitration, which may discourage attorneys from agreeing to represent parties wishing to commence such a proceeding.

Specifically, the arbitration provisions provide that either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a claim be final and binding arbitration. We have not determined whether we will exercise our right to demand arbitration but reserve the right to make that determination on a case-by-case basis as claims arise. In this regard, the arbitration provisions are similar to binding arbitration provisions as we are likely to invoke the arbitration provisions to the fullest extent permissible.

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Any arbitration brought pursuant to the arbitration provisions must be conducted in Los Angeles, California. The term “claim” as used in the arbitration provisions is very broad and includes any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and us (or persons claiming through or connected with us), on the other hand, relating to or arising out of your subscription agreement, the common stock, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except an individual claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court) the validity or enforceability of the arbitration provisions, any part thereof, or the entire subscription agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of the arbitration provisions is to be given the broadest possible interpretation that will permit it to be enforceable. Based on discussions with and research performed by our counsel, we believe that the arbitration provisions are enforceable under federal law, the laws of the State of Maryland, the laws of the State of California, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our bylaws with respect to the arbitration provisions or otherwise requiring you to waive certain rights were to be found by a court to be unenforceable, we would abide by such decision.

Further, potential investors should consider that our subscription agreement and our bylaws restricts the ability of our shareholders to bring class action lawsuits or to similarly seek remedy on a class basis, unless otherwise consented to by us. These restrictions on the ability to bring a class action lawsuit are likely to result in increased costs, both in terms of time and money, to individual investors who wish to pursue claims against us.

BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

By purchasing shares of our common stock in this offering, you are bound by the jury waiver provisions contained in our subscription agreement and our bylaws, which require you to waive your right to a trial by a jury for those matters that are not otherwise subject to the arbitration provisions, including with respect to securities law claims.

By purchasing shares of our common stock in this offering, investors agree to be bound by the jury waiver provisions contained in our subscription agreement and our bylaws. Such jury waiver provisions apply to claims under the U.S. federal securities laws and to all claims that are related to the company, including with respect to this offering, our shares, our holdings, our ongoing operations and the management of our investments, among other matters, and means that you are waiving your rights to a trial by jury with respect to such claims. Furthermore, because the arbitration provisions are contained in our bylaws, such arbitration provisions will also apply to any purchasers of shares in a secondary transaction.

Based on discussions with and research performed by our counsel, we believe that the jury waiver provisions are enforceable under federal law, the laws of the State of Maryland, the laws of the State of California, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our bylaws with respect to the jury waiver provisions were to be found by a court to be unenforceable, we would abide by such decision.

BY AGREEING TO BE SUBJECT TO THE JURY WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

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Risks Related to Conflicts of Interest

We did not negotiate the value of our initial property at arm’s-length as part of the formation transactions, and the consideration that has been given by us in exchange for the initial property may exceed its fair market value.

On May 31, 2017 we acquired our initial property from Original Sponsor Funds managed by our Original Sponsor. We did not negotiate the value of the initial property at arm’s-length as part of the formation transactions. In the course of structuring the formation transactions, our Original Sponsor’s senior management team had the ability to influence the terms of the formation transactions. In addition, affiliates of our Original Sponsor’s senior management team have substantial pre-existing ownership interests in the Original Sponsor Funds from which we acquired the initial property, and received substantial economic benefits as a result of the formation transactions. Our Original Sponsor tried, but may not have succeeded, to make the formation transactions occur at fair market value. As a result, the terms of the formation transactions may not have been as favorable to us as if they were negotiated at arm’s-length.

There are conflicts of interest between us, our Manager and its affiliates.

Our CEO, Jeffrey Karsh, is the principal of both our Manager and our Sponsor, which provides administrative and other services to our Manager and us. Prevailing market rates are determined by our Manager based on industry standards and expectations of what our Manager would be able to negotiate with a third party on an arm’s length basis. All of the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm’s length negotiations with an unaffiliated third party. Some of the conflicts inherent in our transactions with our Manager and its affiliates, and the limitations on such parties adopted to address these conflicts, are described below. We, our Manager and their affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have a negative impact on our financial performance and, consequently, on dividends to stockholders and the value of shares of our common stock. We have adopted a conflicts of interest policy and certain conflicts will be reviewed by the Independent Representative (defined below). See “Conflicts of Interest and Related Party Transactions—Certain Conflict Resolution Measures—Independent Representative” and “—Our Policies Relating to Conflicts of Interest”.

The interests of our Manager, the principals and its other affiliates may conflict with your interests.

The management agreement provides our Manager with broad powers and authority which may result in one or more conflicts of interest between your interests and those of our Manager, the principals and its other affiliates. This risk is increased by our Manager being controlled by Jeffrey Karsh, the owner of our Sponsor, who sponsor and participate, or expect to sponsor and participate, directly or indirectly in other offerings by our Sponsor and its affiliates. Potential conflicts of interest include, but are not limited to, the following:

•	the Manager, the principals and/or its other affiliates may continue to offer other real estate investment opportunities, including additional offerings similar to this offering, and may make investments in real estate assets for their own respective accounts, whether or not competitive with our business;

•	the Manager, the principals and/or its other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from us, and you will not be entitled to receive or share in any of the profits return fees or compensation from any other business owned and operated by the Manager, the principals and/or its other affiliates for their own benefit;

•	we may engage the Manager or affiliates of the Manager to perform services at prevailing market rates. Prevailing market rates are determined by the Manager based on industry standards and expectations of what the Manager would be able to negotiate with a third party on an arm’s length basis; and

•	the Manager, the principals and/or its other affiliates are not required to devote all of their time and efforts to our affairs.

Conflicts of interest exist or could arise in the future between the interests of our stockholders and the interests of holders of OP Units, which may impede business decisions that could benefit our stockholders.

Conflicts of interest exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and the Operating Partnership or any partner thereof, on the other. Our directors and our Manager have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner of our Operating Partnership, have fiduciary duties and obligations to the Operating Partnership and its limited partners under Delaware law and the partnership agreement of the Operating Partnership in connection with the management of the Operating Partnership. Our fiduciary duties and obligations as general partner to the Operating Partnership and its partners may come into conflict with the duties of our directors and our Manager to our company.

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As of September 30, 2023, Bruce Karsh, the father of our Chief Executive Officer, Jeffrey Karsh, and an investor in the Original Sponsor Funds, is the beneficial holder of 1,997,615 OP Units, representing a 28.46% beneficial interest in the Operating Partnership on a fully diluted basis. As of September 30, 2023, Jeffrey Karsh is the beneficial holder of 3,040,231 OP Units, representing a 43.32% beneficial interest in the Operating Partnership on a fully diluted basis. As such, Bruce Karsh and Jeffrey Karsh may have the ability to influence certain business decisions that we or our Manager make in connection with the management and operations of our company.

As our Sponsor establishes additional REIT offerings, closed-end funds and other investment vehicles in the future, there may be conflicts of interests among the various REIT offerings, closed-end funds and other investment vehicles, which may result in opportunities that would otherwise benefit us being allocated to the other offerings.

Our Sponsor, through an ownership interest in the Original Sponsor, has in the past established and sponsored closed-end private equity real estate funds, and in the future expects to establish and sponsor additional closed-end private equity real estate funds and additional REIT offerings, as well as other potential investment vehicles (including open-end funds and separate accounts). The existing closed-end private equity real estate funds do, and any future investment vehicles may, have investment criteria similar to ours. If a sale, financing, investment or other business opportunity would be suitable for more than one REIT, closed-end fund or other investment vehicle, our Manager’s investment committee will allocate it according to the policies and procedures adopted by our Manager. Any allocation of this type may involve the consideration of a number of factors that our Manager’s investment committee may determine to be relevant. Except under any policies that may be adopted by our Manager or our Sponsor in the future, no REIT (including us), closed-end fund or other investment vehicle sponsored by our Sponsor will have any duty, responsibility or obligation to refrain from:

•	engaging in the same or similar activities or lines of business as any other REIT, closed-end fund or other investment vehicle sponsored by our Sponsor;

•	doing business with any potential or actual tenant, investor, lender, purchaser, supplier, customer or competitor of any REIT, closed-end fund or other investment vehicle sponsored by our Sponsor;

•	engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, investors, lenders, purchasers, suppliers or customers of any REIT, closed-end fund or other investment vehicle sponsored by our Sponsor;

•	establishing material commercial relationships with another REIT, closed-end fund or other investment vehicle sponsored by our Sponsor; or

•	making operational and financial decisions that could be considered to be detrimental to another REIT, closed-end fund or other investment vehicle sponsored by our Sponsor.

In addition, any decisions by our Sponsor or Manager to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one REIT, closed-end fund or other investment vehicle more than another REIT, closed-end fund or other investment vehicle or limit or impair the ability of any REIT, closed-end fund or other investment vehicle to pursue business opportunities. In addition, third parties may require as a condition to their arrangements or agreements with or related to any one particular REIT, closed-end fund or other investment vehicle that such arrangements or agreements include or not include another REIT, closed-end fund or other investment vehicle, as the case may be. Any of these decisions may benefit one REIT, closed-end fund or other investment vehicle more than another REIT, closed-end fund or other investment vehicle.

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Our Manager faces and will continue to face a conflict of interest because the management fee it will receive for services performed will be based on the Operating Partnership’s NAV, which our Manager is ultimately responsible for determining.

We will continue to pay our Manager a quarterly asset management fee equal to an annualized rate of 2.00%, which is based on our NAV at the end of each fiscal quarter. We will continue to pay our Manager this management fee regardless of the performance of our portfolio. Our Manager’s entitlement to a management fee, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. This in turn could hurt both our ability to pay dividends to our stockholders and the market price of our common stock. Further, the management fee is calculated based on the Operating Partnership’s NAV, which the Manager is ultimately responsible for determining. The calculation of our NAV includes certain subjective judgments with respect to estimating, for example, the value of our portfolio and our accrued expenses, net portfolio income and liabilities, and therefore, our NAV may not correspond to realizable value upon a sale of those assets. Our Manager may benefit by us retaining ownership of our assets at times when our stockholders may be better served by the sale or disposition of our assets in order to avoid a reduction in our NAV. If our NAV is calculated in a way that is not reflective of our actual NAV, then the purchase price of shares of our common stock or the price paid for the redemption of your shares of common stock on a given date may not accurately reflect the value of our portfolio, and your shares may be worth less than the purchase price or more than the redemption price.

Risks Related to Sources of Financing and Hedging

We may incur significant debt, which may subject us to increased risk of loss and may reduce cash available for dividends to our stockholders.

Subject to market conditions and availability, we may incur significant debt through bank credit facilities (including term loans and revolving facilities), repurchase agreements, warehouse facilities and structured financing arrangements, public and private debt issuances and derivative instruments, in addition to transaction or asset specific funding arrangements. The percentage of leverage we employ will vary depending on our available capital, our ability to obtain and access financing arrangements with lenders, debt restrictions contained in those financing arrangements and the lenders’ and rating agencies’ estimate of the stability of our investment portfolio’s cash flow. Our targeted portfolio-wide leverage, after we have acquired a substantial portfolio, is between 40-60% (through senior secured loans) of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of assets. We may at times use unsecured affiliate loans in order to provide us with working capital. Our Manager may from time to time modify our leverage policy in its discretion. As of September 30, 2023, our portfolio is leveraged at 45% loan to value.

Incurring substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including the risk that:

•	our cash flow from operations may be insufficient to make required payments of principal of and interest on the debt or we may fail to comply with all of the other covenants contained in the debt, which is likely to result in (a) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all, (b) our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements or pay dividends of excess cash flow held in reserve by such financing sources, and/or (c) the loss of some or all of our assets to foreclosure or sale;

•	our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase with higher financing costs;

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•	we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder dividends or other purposes; and

•	we are not able to refinance debt that matures prior to the investment it was used to finance on favorable terms, or at all. There can be no assurance that a leveraging strategy will be successful.

Any lending facilities will likely impose restrictive covenants.

Any lending facilities which we enter would be expected to contain customary negative covenants and other financial and operating covenants that, among other things, may affect our ability to incur additional debt, make certain investments or acquisitions, reduce liquidity below certain levels, pay dividends to our stockholders, redeem debt or equity securities and impact our flexibility to determine our operating policies and investment strategies. For example, such loan documents may contain negative covenants that limit, among other things, our ability to repurchase our common stock, distribute more than a certain amount of our net income or funds from operations to our stockholders, employ leverage beyond certain amounts, sell assets, engage in mergers or consolidations, grant liens, and enter into transactions with affiliates (including amending the management agreement with our Manager in a material respect). If we fail to meet or satisfy any such covenants, we would likely be in default under these agreements, and the lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral and enforce their interests against existing collateral. We could also become subject to cross-default and acceleration rights and, with respect to collateralized debt, the posting of additional collateral and foreclosure rights upon default. Further, such restrictions could also make it difficult for us to satisfy the qualification requirements necessary to maintain our status as a REIT.

Interest rate fluctuations could increase our financing costs and reduce our ability to generate income on our investments, each of which could lead to a significant decrease in our results of operations, cash flows and the market value of our investments.

Our primary interest rate exposures will relate to the yield on our investments and the financing cost of our debt, as well as our interest rate derivatives that we utilize for hedging purposes. Changes in interest rates will affect our net interest income, which is the difference between the income we earn on our investments and the interest expense we incur in financing these investments. Interest rate fluctuations resulting in our interest expense exceeding income would result in operating losses for us. Changes in the level of interest rates also may affect our ability to invest in investments, the value of our investments and our ability to realize gains from the disposition of assets.

To the extent that our financing costs will be determined by reference to floating rates, such as LIBOR, SOFR, or a Treasury index, plus a margin, the amount of such costs will depend on a variety of factors, including, without limitation, (a) for collateralized debt, the value and liquidity of the collateral, and for non-collateralized debt, our credit, (b) the level and movement of interest rates, and (c) general market conditions and liquidity. In a period of rising interest rates, our interest expense on floating rate debt would increase, while any income we earn may not compensate for such increase in interest expense.

Our operating results will depend, in part, on differences between the income earned on our investments, net of credit losses, and our financing costs. For any period during which our investments are not match-funded, the income earned on such investments may respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may immediately and significantly decrease our results of operations and cash flows and the market value of our investments.

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Any bank credit facilities and repurchase agreements that we may use in the future to finance our assets may require us to provide additional collateral or pay down debt.

We may utilize bank credit facilities or repurchase agreements (including term loans and revolving facilities) to finance our assets if they become available on acceptable terms. Such financing arrangements would involve the risk that the market value of the investments pledged by us to the provider of the bank credit facility or repurchase agreement counterparty may decline in value, in which case the lender may require us to provide additional collateral or to repay all or a portion of the funds advanced. We may not have the funds available to repay our debt at that time, which would likely result in defaults unless we are able to raise the funds from alternative sources, which we may not be able to achieve on favorable terms or at all. Posting additional collateral would reduce our liquidity and limit our ability to leverage our assets. If we cannot meet these requirements, the lender could accelerate our indebtedness, increase the interest rate on advanced funds and terminate our ability to borrow funds from it, which could materially and adversely affect our financial condition and ability to implement our investment strategy. In addition, if the lender files for bankruptcy or becomes insolvent, our loans may become subject to bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of these assets. Such an event could restrict our access to bank credit facilities and increase our cost of capital. The providers of bank credit facilities and repurchase agreement financing may also require us to maintain a certain amount of cash or set aside assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on assets. If we are unable to meet these collateral obligations, our financial condition and prospects could deteriorate rapidly.

There can be no assurance that we will be able to obtain additional bank credit facilities or repurchase agreements on favorable terms, or at all.

If we enter into financing arrangements involving balloon payment obligations, it may adversely affect our ability to make distributions to our stockholders.

Some of our financing arrangements may require us to make a lump-sum or “balloon” payment at maturity. Our ability to make a balloon payment is uncertain and may depend upon our ability to obtain replacement financing or our ability to sell particular properties. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the particular property at a price sufficient to make the balloon payment. Such a refinancing would be dependent upon interest rates and lenders’ policies at the time of refinancing, economic conditions in general and the value of the underlying properties in particular. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of our assets.

Our access to sources of financing may be limited and thus our ability to grow our business and to maximize our returns may be adversely affected.

Subject to market conditions and availability, we may incur significant debt through bank credit facilities (including term loans and revolving facilities), repurchase agreements, warehouse facilities and structured financing arrangements, public and private debt issuances and derivative instruments, in addition to transaction or asset specific funding arrangements. We may also issue additional debt or equity securities to fund our growth.

Our access to sources of financing will depend upon a number of factors, over which we have little or no control, including:

•	general economic or market conditions;

•	the market’s view of the quality of our assets;

•	the market’s perception of our growth potential; and

•	our current and potential future earnings and cash dividends.

We will need to continue to periodically access the capital markets to raise cash to fund new investments. Unfavorable economic or capital market conditions may increase our funding costs, limit our access to the capital markets or could result in a decision by our potential lenders not to extend credit. An inability to successfully access the capital markets could limit our ability to grow our business and fully execute our business strategy and could decrease our earnings, if any. In addition, uncertainty in the capital and credit markets could adversely affect one or more private lenders and could cause one or more of our private lenders to be unwilling or unable to provide us with financing or to increase the costs of that financing. In addition, if regulatory capital requirements imposed on our private lenders change, they may be required to limit, or increase the cost of, financing they provide to us. In general, this could potentially increase our financing costs and reduce our liquidity or require us to sell assets at an inopportune time or price. No assurance can be given that we will be able to obtain any such financing on favorable terms or at all.

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Hedging instruments often are not traded on regulated exchanges or guaranteed by an exchange or its clearing house, and involve risks and costs that could result in material losses.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates, we may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased. In addition, hedging instruments involve risk since they often are not traded on regulated exchanges or guaranteed by an exchange or its clearing house. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying hedging transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in its default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our commitments, if any, at the then current market price.

Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot assure you that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in significant losses.

U.S. Federal Income Tax Risks

Failure to qualify as a REIT would reduce our net earnings available for investment or distribution and would adversely affect the timing, amount, and character of dividends to stockholders.

Our qualification as a REIT will depend upon our ability to meet requirements regarding our organization and ownership, dividends of our income, the nature and diversification of our income and assets, and other tests imposed by the Code. If we fail to qualify as a REIT for any taxable year, we will be subject to U.S. federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, dividends to stockholders would no longer qualify for the dividends paid deduction and we would no longer be required to pay dividends. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable taxes. For a discussion of the REIT qualification tests and other considerations relating to our election to be taxed as a REIT, see “U.S. Federal Income Tax Considerations.”

Even if we qualify as a REIT for U.S. federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to pay dividends to our stockholders.

Even if we qualify as a REIT for U.S. federal income tax purposes, we may be subject to some U.S. federal, state and local taxes on our income or property. For example:

•	In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (which is determined without regard to the dividends paid deduction or net capital gain). To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will generally be subject to U.S. federal corporate income tax on the undistributed income.

•	We will be subject to a 4% nondeductible excise tax on the amount, if any, by which dividends we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income, and 100% of our undistributed income from prior years.

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•	If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay a tax on that income at the highest U.S. federal corporate income tax rate.

•	If we sell an asset, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% “prohibited transaction” tax unless such sale were made by a TRS or we qualified for a “safe harbor” under the Code.

We intend to pay dividends to our stockholders to comply with the REIT requirements of the Code.

See below under “U.S. Federal Income Tax Considerations” for a further discussion of instances when we may be subject to taxes.

REIT distribution requirements could adversely affect our ability to execute our business plan or our liquidity and may force us to borrow funds during unfavorable market conditions.

In order to maintain our REIT status and to meet the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. In addition, we may need to reserve cash (including proceeds from this offering and from sales under the Plan) to satisfy our REIT distribution requirements, even though there are attractive investment opportunities that may be available. To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains. In addition, we will be subject to U.S. federal corporate income tax to the extent we distribute less than 100% of our taxable income including any net capital gain. We intend to make distributions to our stockholders to comply with the requirements of the Code for REITs and to minimize or eliminate our U.S. federal corporate income tax obligation to the extent consistent with our business objectives. Our cash flows from operations may be insufficient to fund required distributions, for example, as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves or required debt service or amortization payments (including, for example, where a borrower defers the payment of interest in cash pursuant to a contractual right or otherwise). The insufficiency of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain our REIT status. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. To address and/or mitigate some of these issues, we may make taxable distributions that are in part paid in cash and in part paid in our common stock. In such cases our stockholders may have tax liabilities from such distributions in excess of the cash they receive. The treatment of such taxable share distributions is not clear, and it is possible the taxable share distribution will not count towards our distribution requirement, in which case adverse consequences could apply.

Dividends payable by REITs generally do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of our common stock.

The maximum regular U.S. federal income tax rate for certain qualified dividends payable to U.S. holders of U.S. corporate stock that are individuals, is currently 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates and are taxable as ordinary income to a noncorporate U.S. holder. Such dividends are also not eligible for the dividends received deduction generally available to corporations with respect to dividends from U.S. corporations. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock. However, for taxable years beginning before January 1, 2026, non-corporate taxpayers may deduct 20% of “qualified REIT dividends.” Qualified REIT dividends eligible for this deduction generally will include our dividends received by a non-corporate U.S. stockholder that we do not designate as capital gain dividends and that are not qualified dividend income.

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To maintain our REIT status, we may be forced to forego otherwise attractive opportunities, which may delay or hinder our ability to meet our investment objectives and reduce our stockholders’ overall return.

To qualify as a REIT, we must satisfy certain tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets, and the amounts we distribute to our stockholders. We may be required to pay dividends to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits and the value of our stockholders’ investment.

If we fail to invest a sufficient amount of the net proceeds from selling our common stock in real estate assets within one year from the receipt of the proceeds, we could fail to qualify as a REIT.

Temporary investment of the net proceeds from sales of our common stock in short-term securities and income from such investment generally will allow us to satisfy various REIT income and asset requirements, but only during the one-year period beginning on the date we receive the net proceeds. If we are unable to invest a sufficient amount of the net proceeds from sales of our common stock in qualifying real estate assets within such one-year period, we could fail to satisfy one or more of the gross income or asset tests and/or we could be limited to investing all or a portion of any remaining funds in cash or cash equivalents. Proceeds we receive from our distribution reinvestment plan are not eligible for this temporary investment of new capital exception. Accordingly, we cannot invest amounts received from the distribution reinvestment plan in such short-term securities during the one-year period following the date of the investment in order to meet various REIT asset and income tests. If we fail to satisfy any such income or asset test, unless we are entitled to relief under certain provisions of the Code, we could fail to qualify as a REIT. See “U.S. Federal Income Tax Considerations.”

Our ability to provide certain services to our tenants may be limited by the REIT rules, or may have to be provided through a taxable REIT subsidiary (TRS).

As a REIT, we generally cannot hold interests in rental property where tenants receive services other than services that are customarily provided by landlords, nor can we derive income from a third party that provides such services. If services to tenants at properties in which we hold an interest are limited to customary services, those properties may be disadvantaged as compared to other properties that can be operated without the same restrictions. However, we can provide such non-customary services to tenants or share in the revenue from such services if we do so through a TRS, though income earned through the TRS will be subject to corporate income taxes.

If we form a TRS, our overall tax liability could increase.

Any TRS we form will be subject to U.S. federal, state and local income tax on its taxable income. Accordingly, although our ownership of any TRSs may allow us to participate in the operating income from certain activities that we could not otherwise participate in, that operating income will be fully subject to income tax. The after-tax net income of any TRS would be available for distribution to us, however any dividends received by us from our domestic TRSs will only be qualifying income for the 95% REIT income test, not the 75% REIT income test.

Although our use of TRSs may partially mitigate the impact of meeting certain requirements necessary to maintain our qualification as a REIT, there are limits on our ability to own and engage in transactions with TRSs, and a failure to comply with such limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock or securities of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. In addition, the rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. We may jointly elect with one or more subsidiaries for those subsidiaries to be treated as TRSs for U.S. federal income tax purposes. These TRSs will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but is not required to be distributed to us. We will monitor the value of our respective investments in any TRSs we may form for the purpose of ensuring compliance with TRS ownership limitations and intend to structure our transactions with any such TRSs on terms that we believe are arm’s-length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the TRS ownership limitation or to avoid application of the 100% excise tax.

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You may be restricted from acquiring, transferring or redeeming certain amounts of our common stock.

In order to maintain our REIT qualification, among other requirements, no more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include certain kinds of entities, during the last half of any taxable year, other than the first taxable year for which a REIT election is made. To assist us in qualifying as a REIT, our charter contains an aggregate share ownership limit and a common stock ownership limit. Generally, any of our shares owned by affiliated owners will be added together for purposes of the aggregate share ownership limit, and any common stock owned by affiliated owners will be added together for purposes of the common stock ownership limit. In addition, our charter prohibits a person from owning, actually or constructively, shares of our outstanding capital stock if such ownership would result in any of our income that would otherwise qualify as rents from real property for purposes of the REIT rules to fail to qualify as such.

If anyone attempts to transfer or own shares in a way that would violate the aggregate share ownership limit or the common stock ownership limit or results in ownership that would result in any of our income that would otherwise qualify as rents from real property for purposes of the REIT rules to fail to qualify as such, or would prevent us from continuing to qualify as a REIT, unless such ownership limits have been waived by our Manager, those shares instead will be deemed transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the aggregate share ownership limit or the common stock ownership limit and will not prevent us from qualifying as a REIT. If this transfer to a trust fails to prevent such a violation or our disqualification as a REIT, then the initial intended transfer or ownership will be null and void from the outset. Anyone who acquires or owns shares in violation of the aggregate share ownership limit or the common stock ownership limit, unless such ownership limit or limits have been waived by our Manager, or the other restrictions on transfer or ownership in our charter, bears the risk of a financial loss when the shares are redeemed or sold, if the NAV of our shares falls between the date of purchase and the date of redemption or sale.

Our limits on ownership of our shares also may require us to decline redemption requests that would cause other stockholders to exceed such ownership limits, that would cause us to have less than 100 stockholders or to the extent we determine is necessary to preserve our status as a REIT. In addition, in order to comply with certain of the distribution requirements applicable to REITs, we will decline to honor any redemption request that we believe is a “dividend equivalent” redemption as discussed in “U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders—Redemptions of Common Stock.”

In addition, our charter provides that, prior to the first date on which any class or series of shares of our capital stock constitutes “publicly-offered securities” (as defined in the Plan Assets Regulation), “benefit plan investors” may not hold, in the aggregate, 25 percent or more of the value of any class or series of shares of our capital stock. If benefit plan investors exceed this 25% limit, we may redeem their interests at a price equal to the then current NAV per share or transfer their interests to a trust for the benefit of a charitable beneficiary. See “ERISA Considerations—The 25% Limit” for more information.

Furthermore, our charter provides that, in the event we determine in our discretion that there is a material likelihood that we would be a fiduciary under applicable law with respect to an investor that is subject to ERISA and/or Section 4975 of the Code (e.g., an IRA), we have the authority to redeem such investor’s interests at a price equal to the then current NAV per share.

We may be subject to adverse legislative or regulatory tax changes.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. Any such change could result in an increase in our, or our stockholders’, tax liability or require changes in the manner in which we operate in order to minimize increases in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income or be subject to additional restrictions. These increased tax costs could, among other things, adversely affect our financial condition, the results of operations and the amount of cash available for the payment of dividends. We and our stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation, or administrative interpretation.

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Stockholders are urged to consult with their own tax advisors with respect to the impact that changes in law may have on their investment and the status of legislative, regulatory or administrative developments and proposals and their potential effect on their investment in our shares.

Non-U.S. investors may be subject to FIRPTA on the sale of shares of our common stock if we are unable to qualify as a “domestically controlled qualified investment entity” or on the sale of U.S. real property interests by us (regardless of whether we qualify as a ““domestically controlled qualified investment entity.”

Except with respect to a “qualified foreign pension plan” or a non-U.S. investor that is a “qualified stockholder”, a non-U.S. investor disposing of a non-U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to a tax under the Foreign Investment in Real Property Trust Act, or FIRPTA, on the gain recognized on the disposition of such interest. FIRPTA does not apply, however, to the disposition of shares in a REIT if the REIT is a “domestically controlled qualified investment entity.” A REIT is a domestically controlled qualified investment entity if, at all times during a specified testing period (the continuous five year period ending on the date of disposition or, if shorter, the entire period of the REIT’s existence), less than 50% in value of its shares is held directly or indirectly by non-U.S. investors. We believe that we currently qualify as a domestically controlled qualified investment entity. However, we cannot assure you that we will continue to qualify as a domestically controlled qualified investment entity and we are under no obligation to maintain such status in the future. If we were to fail to so qualify, gain realized by a non-U.S. investor that is not a “qualified foreign pension plan” or a “qualified stockholder” on a sale of our common stock would be subject to FIRPTA unless our common stock was regularly traded on an established securities market and the non-U.S. investor did not at any time during a specified testing period directly or indirectly own more than 10% of the value of our outstanding common stock.

In addition, except with respect to a “qualified foreign pension plan” or a non-U.S. investor that is a “qualified stockholder”, a non-U.S. investor will be subject to FIRPTA with respect to dividends paid by us that are attributable to gain from our sale or exchange of U.S. real property interests unless our common stock was regularly traded on an established securities market and the non-U.S. investor did not at any time during a specified testing period directly or indirectly own more than 10% of the value of our outstanding common stock.

If we were considered to actually or constructively pay a “preferential dividend” to certain of our stockholders, our status as a REIT could be adversely affected.

In order to qualify as a REIT, we must distribute annually to our stockholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain. In order for dividends to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the dividends must not be “preferential dividends.” A dividend is generally not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in the REIT’s organizational documents. There is no de minimis exception with respect to preferential dividends. Therefore, if the Internal Revenue Service (the “IRS”) were to take the position that we inadvertently paid a preferential dividend, we may be deemed either to (a) have distributed less than 100% of our REIT taxable income and be subject to tax on the undistributed portion, or (b) have distributed less than 90% of our REIT taxable income and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure. It also is possible that under certain technical rules relating to the deduction for dividends paid, the IRS could take the position that redemptions taxed as dividends impair our ability to satisfy our distribution requirements under the Code. To avoid certain issues related to our ability to comply with the REIT distribution requirements (see “U.S. Federal Income Tax Considerations— Qualification as a REIT — Annual Distribution Requirements”), we have implemented procedures designed to track our stockholders’ percentage interests in our common stock and identify any such dividend equivalent redemptions, and we will decline to effect a redemption to the extent that we believe that it would constitute a dividend equivalent redemption. However, we cannot assure you that we will be successful in preventing all dividend equivalent redemptions. We can provide no assurance that we will not be treated as inadvertently paying preferential dividends.

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Sales of our assets may constitute “prohibited transactions,” which are subject to a 100% tax.

Net income derived from prohibited transactions is subject to a 100% tax. The term “prohibited transactions” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the specific facts and circumstances. The Code provides a safe harbor pursuant to which sales of properties held for at least two years (which period, for property being developed, does not begin to run until the property is placed in service) and meeting certain additional requirements will not be treated as prohibited transactions, but compliance with the safe harbor may not always be practical. We intend to continue to conduct our operations so that no asset that we own (or are treated as owning) will be treated as held as inventory or for sale to customers and that a sale of any such asset will not be treated as having been in the ordinary course of our business. However, we may have to sell assets from time to time to fund redemption requests, to satisfy our REIT distribution requirements, to satisfy other REIT requirements, or for other purposes. In addition, part of our investment strategy is to purchase assets that provide an opportunity for gain through capital appreciation, and we may sell such assets if beneficial opportunities arise. Therefore, no assurance can be given that any particular property in which we hold a direct or indirect interest will not be treated as property held for sale to customers, or that the safe-harbor provisions will apply. The potential application of the prohibited transactions tax could cause us to forego potential dispositions of other property or to forego other opportunities that might otherwise be attractive to us (such as developing property for sale), or to undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred.

The ability of the board of directors to revoke the REIT Election of the Company without the approval of the holders of our common stock may cause adverse consequences to holders of our common stock.

Our governing documents provide that the board of directors may revoke or otherwise terminate the REIT election of the Company, without the approval of holders of our common stock, if the board determines that it is no longer in the best interest of the stockholders to continue to qualify as a REIT. If the Company ceases to qualify as a REIT, it would become subject to U.S. federal income tax on its net taxable income and it generally would no longer be required to distribute any of its net taxable income to its stockholders, which may have adverse consequences on its total return to holders of our common stock.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

We may make mezzanine loans. The IRS has provided a safe harbor in Revenue Procedure 2003-65 for structuring mezzanine loans so that they will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from mezzanine loans will be treated as qualifying mortgage interest for purposes of the 75% gross income test, as discussed below. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We may make mezzanine loans that do not meet all of the requirements of the safe harbor. In the event a mezzanine loan does not meet the safe harbor, the IRS could challenge such loan’s treatment as a real estate asset for purposes of the REIT asset and income tests and, if such a challenge were sustained, we could fail to continue to qualify as a REIT.

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Our qualification as a REIT and avoidance of 100% tax may depend on the characterization of any loans that we make as debt for U.S. federal income tax purposes.

For U.S. federal income tax purposes, the IRS or a court may treat a loan with sufficient equity characteristics as equity for tax purposes. We may obtain equity participation rights with respect to our loans, and we may make loans with relatively high loan-to-value ratios and/or high yields, which are among the features that can cause a loan to be treated as equity for U.S. federal income tax purposes. Although we intend to structure each of our loans so that the loan should be respected as debt for U.S. federal income tax purposes, it is possible that the IRS or a court could disagree and seek to recharacterize the loan as equity. Re-characterization of one of our loans to a non-corporate borrower as equity for U.S. federal income tax purposes generally would require us to include our share of the gross assets and gross income of the borrower in our REIT asset and income tests. Inclusion of such items could jeopardize our REIT status. Moreover, to the extent our borrowers hold their assets as dealer property or inventory, if we are treated as holding equity in a borrower for U.S. federal income tax purposes, our share of gains from sales by the borrower would be subject to the 100% tax on prohibited transactions (except to the extent earned through a TRS). To the extent one of our loans to a corporate borrower is recharacterized as equity for U.S. federal income tax purposes, it could cause us to fail one or more of the asset tests applicable to REITs.

The treatment of an investment in preferred equity could adversely affect our ability to qualify as a REIT.

We may make investments in preferred equity in an entity that directly or indirectly owns real property. Although economically comparable to investments in mezzanine loans in many cases, investments in preferred equity will be treated differently for tax purposes. If the issuer of the preferred equity is taxed as a partnership or an entity disregarded as separate from its owners for U.S. federal income tax purposes (aside from a qualified REIT subsidiary), we will generally be treated as owing an interest in the underlying real estate and other assets of the partnership for tax purposes.  As a result, absent sufficient controls to ensure that the underlying real property is operated in compliance with the REIT rules, preferred equity investments may jeopardize our compliance with the REIT income and asset tests.  In addition, the treatment of interest-like preferred returns in a partnership or disregarded entity (other than a qualified REIT subsidiary) also is not clear under the REIT rules and could be treated as non-qualifying income.  More importantly, in many cases the status of debt-like preferred equity as debt or equity for tax purposes is unclear.  The IRS could challenge our treatment of such preferred equity investment for purposes of applying the REIT income and asset tests and, if such a challenge were sustained, we could fail to continue to qualify as a REIT. In addition to the risk of loss of REIT status due to nonqualifying income, if the underlying property is dealer property, our gains from the sale of the property would be subject to a 100% tax. In addition, if the issuer of the preferred equity is taxed as a corporation for U.S. federal income tax purposes, such preferred equity generally will be a nonqualifying asset unless the issuer is a REIT, qualified REIT subsidiary or TRS.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes, which could reduce the basis of a stockholder’s investment in our common stock and may trigger taxable gain.

A portion of our distributions, including distributions that are reinvested pursuant to the distribution reinvestment component of the Plan may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that the distribution with respect to such share exceeds the holder’s adjusted tax basis in the share, such excess will be treated as gain resulting from a sale or exchange of such share. See “U.S. Federal Income Tax Considerations.” Distributions that are reinvested pursuant to the distribution reinvestment component of the Plan will be treated as a new share purchase as of the date of the distribution payment.

Your investment has various tax risks.

We urge you to consult your tax advisor concerning the effects of U.S. federal, state, local and non-U.S. tax laws to you with regard to an investment in shares of our common stock.

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Retirement Plan Risks

If the fiduciary of an employee pension benefit plan subject to ERISA (such as profit sharing, Section 401(k) or pension plan) or any other retirement plan or account fails to meet the fiduciary and other standards under ERISA or Section 4975 of the Code as a result of an investment in our common stock, the fiduciary could be subject to penalties.

There are special considerations that apply to employee benefit plans subject to ERISA (such as profit sharing, Section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Code (such as an IRA) that are investing in our shares. Fiduciaries investing the assets of such a plan or account in our common stock should satisfy themselves that:

•	the investment is consistent with their fiduciary and other obligations under ERISA and the Code;

•	the investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan’s or account’s investment policy;

•	the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Code;

•	the investment in our shares, for which no public market currently exists, is consistent with the liquidity needs of the plan or IRA;

•	the investment will not produce an unacceptable amount of “unrelated business taxable income” for the plan or IRA;

•	the fiduciary will be able to comply with the requirements under ERISA and the Code to value our common stock annually; and

•	the investment will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Code may result in the imposition of penalties and could subject the fiduciary to claims for damages or for equitable remedies. In addition, if an investment in our shares constitutes a non-exempt prohibited transaction under ERISA or Section 4975 of the Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA custodians should consult with counsel before making an investment in our common stock.

We may become subject to Title I of ERISA, which may lead to the rescission of certain transactions, tax or fiduciary liability and our being held in violation of certain ERISA and Code requirements.

If for any reason our assets are deemed to be “plan assets” because we do not qualify as either a “real estate operating company” or a “venture capital operating company” and there is no other exemption available to prevent our assets from being deemed “plan assets,” certain transactions, including acquisitions, sales and exchanges of properties, might constitute non-exempt prohibited transactions under Section 406 of ERISA and/or Section 4975 of the Code and might have to be rescinded and may give rise to prohibited transaction excise taxes and fiduciary liability. In addition, if our assets are deemed to be “plan assets,” our management may be considered to be fiduciaries under ERISA. In this regard, while we intend to be structured to qualify as either a “real estate operating company” or a “venture capital operating company,” fiduciaries of employee benefit plans subject to Title I of ERISA and/or Section 4975 of the Code should make an independent determination whether such status can be achieved.

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STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this offering circular that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this offering circular or in the information incorporated by reference into this offering circular.

The forward-looking statements included in this offering circular are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our limited operating history and dependency on our Manager to manage our properties and investments;

•	our ability to effectively deploy the proceeds raised in this offering;

•	our ability to effectively deploy the proceeds raised in this offering;

•	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•	disruptions in the financial markets and uncertain economic conditions could adversely affect our ability to implement our business strategy and generate returns to stockholders, the failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions, make additional investments, and service our debt;

•	risks associated with geographic and asset class markets where we may have – or end up having – a high concentration of investments;

•	risks associated with ownership of real estate in general, and office properties in particular;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	difficulties in identifying properties, and consummating, real estate acquisitions, joint ventures and dispositions;

•	our failure to successfully operate acquired properties and operations;

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•	exposure to liability relating to environmental and health and safety matters;

•	changes in real estate and zoning laws and increases in real estate property tax rates;

•	our failure to maintain our status as a REIT;

•	our failure to successfully implement a liquidity transaction, including listing our shares of common stock on a securities exchange;

•	risks associated with breaches of our data security or cyber-attack incidents;

•	exposure to litigation or other claims;

•	risks associated with derivatives or hedging activity;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	the need to invest additional equity in connection with debt refinancing as a result of reduced asset values;

•	our ability to retain our executive officers and other key personnel of our Sponsor, and its affiliates;

•	expected rates of return provided to investors;

•	the ability of our Sponsor and its affiliates to source, acquire and manage our real estate assets, and the quality and performance of these assets;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and SEC guidance related to Regulation A or the JOBS Act);

•	changes in business conditions and the market value of our assets, including changes in interest rates, market rents, tenant defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of shares of our common stock in excess of the proceeds from the sales of shares of our common stock in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act, the Investment Company Act and other laws; and

•	changes to GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this offering circular. All forward-looking statements are made as of the date of this offering circular and the risk that actual results will differ materially from the expectations expressed in this offering circular will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this offering circular, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this offering circular, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this offering circular will be achieved.

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ESTIMATED USE OF PROCEEDS

The table below sets forth our estimated use of proceeds from this offering and the private placements to our Sponsor described below, assuming we sell $47,915,884 in shares of our common stock in this offering, the maximum offering amount, which includes shares sold pursuant to the Plan, in addition to the $75,000 received in a private placements from our Original Sponsor. Shares of our common stock were offered at $10.00 per share until September 30, 2018. Since October 1, 2018, the per share purchase price is adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year, will equal our net asset value, or NAV, divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis (NAV per share). The per share purchase price for any shares that may be sold pursuant to the Plan will also be equal to the NAV per share. The per share purchase price as of the date of this offering circular is $7.01.

We expect to use substantially all of the net proceeds from this offering to acquire and manage a diversified portfolio of commercial real estate properties, focusing in particular on office properties in markets with favorable risk-return characteristics. We may also invest, to a limited extent, in other real estate-related assets. We expect that any expenses or fees payable to our Manager for its services in connection with managing our daily affairs, including but not limited to, the selection, acquisition and management of our investments, will be paid from cash flow from operations. If such fees and expenses are not paid from cash flow (accrued or waived) they will reduce the cash available for investment and distribution and will directly impact our quarterly NAV. As of September 30, 2023, our Sponsor and its predecessor has incurred in excess of $1,500,000 in organization and offering expenses subject to reimbursement, of which $1,078,385 have been waived. $421,615 of such expenses have been reimbursed by the Company to our Manager. No additional organizational and offering costs are subject to reimbursement until the offering has raised more than $50,000,000. See “Management Compensation” for more details regarding the fees that will be paid to our Manager and its affiliates. Many of the amounts set forth in the table below represent our Manager’s best estimate since they cannot be precisely calculated at this time.

We may not be able to promptly invest the net proceeds of this offering in real estate and real estate related assets. In the interim, we may invest in short-term, highly liquid or other authorized investments, subject to the requirements for qualification as a REIT. Such short-term investments will not earn as high of a return as we expect to earn on our real estate-related investments.

Maximum Offering
Amount
Gross Offering Proceeds	$47,915,884
Less:
Organization and Offering Expenses(1)(2)	$ ---
Net Proceeds from this Offering(3)	$47,915,884
Net Proceeds from Private Placements	$75,000
Estimated Amount Available for Investments	$47,990,884

(1)	Our Manager is entitled to be reimbursed for organization and offering expenses in an amount not to exceed 3% of the gross proceeds that we raise in this offering (and up to 3% of the gross proceeds of any future offerings that are a continuation of this offering, which, with respect to the first $50,000,000 of capital we raise, will equal $1,500,000. Because the organization and offering expenses will be paid or borne by the Operating Partnership, the Operating Partnership will specially allocate to us (and not the other limited partners) all items of loss or deduction attributable to such organizational and offering expenses. As a result of these special allocations, upon the final closing of the offering (and at such other times that we determine it is appropriate to make such adjustments), we will adjust the number of OP Units held by the limited partners (other than us) so that such limited partners get the benefit of not bearing such organization and offering expenses (i.e., the percentage interest of the limited partners, other than us, will increase). In addition, the limited partners (other than us) will be issued additional OP Units with an aggregate value equivalent to the amount of additional distributions that such limited partners would have received from the Operating Partnership had such limited partner held the number of OP Units following the adjustment described in the previous sentence at all times since the initial commencement of the offering. To the extent these organization and offering expenses exceed 3% of the gross proceeds that we raise in this offering, the Manager will bear such expenses. As of September 30, 2023, $1,078,385 in organization and offering expenses have been waived by our Manager and $421,615 in organization and offering expenses have been allocated to the Company since inception and recorded in the consolidated statement of stockholders’ equity. No additional organizational and offering costs are subject to reimbursement to our Manager until the offering has raised more than $50,000,000.

(2)	Includes all expenses to be paid by us in connection with our formation and the qualification of the offering, and the marketing and distribution of shares of our common stock, including, without limitation, expenses for printing, engraving and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. See “Plan of Distribution.”

(3)	This is a “best efforts” offering. See “Plan of Distribution.” Investors do not pay upfront selling commissions in connection with the purchase of shares of our common stock. We may sell shares of our common stock through registered broker-dealers; however, any required commissions to the broker-dealers will be paid by our Sponsor and not by us or our stockholders and such commissions will not be reimbursable by us to our Sponsor. We will bear organization and offering expenses in an amount not to exceed 3% of the gross proceeds that we raise in this offering, as described in footnote (1). See “Management Compensation” for a description of additional fees and expenses that we pay or reimburse to our Manager, including the quarterly asset management fee.

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BUSINESS AND PROPERTIES

Overview

1st stREIT Office Inc. is a Maryland corporation formed to acquire and manage a portfolio of commercial real estate properties. We expect to use substantially all of the net proceeds from this offering to acquire a diversified portfolio of office properties with a focus on markets where we feel that the risk-return characteristics are favorable. We may also invest, to a limited extent, in other real estate-related assets. Through September 30, 2023, our ongoing offering (of which this offering is a continuation) had raised an aggregate of approximately $21.0 million in capital pursuant to Regulation A.

Substantially all of our assets are held by, and substantially all of our operations are conducted through, our operating partnership, 1st stREIT Office Operating Partnership LP, a Delaware limited partnership (our “Operating Partnership”), either directly or through its subsidiaries, and we are the sole general partner of our Operating Partnership. Additionally, we have contributed, and we will continue to contribute, the net proceeds from this offering (including the private placements to our Original Sponsor) to our Operating Partnership in exchange for units of limited partnership interest in our Operating Partnership (“OP Units”). We have elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2017. We believe that we have been organized and have operated in a manner that has allowed us to qualify as a REIT for U.S. federal income tax purposes commencing with such taxable year, and we intend to continue operating in such a manner.

We are externally managed and advised by SW Manager, LLC, a Delaware limited liability company (our “Manager”), which is a wholly-owned subsidiary of and controlled by Tryperion Holdings LLC, a California limited liability company (our “Sponsor”) as of May 31, 2022. Our Sponsor is a private real estate investment firm that provides investment management services to a range of foundation and high net worth clients. Prior to May 31, 2022, the Manager was a wholly-owned subsidiary of Tryperion Partners, LLC, a California limited liability company (our “Original Sponsor”). One of the principals of the Original Sponsor, Jeffrey Karsh, is the owner of our Sponsor. Since 2013, our Original Sponsor has sponsored three value-add closed commercial real estate funds that successfully raised a total of over $161.0 million of equity capital, of which approximately 96.9% has been invested. As of September  30, 2022, the principals of our Original Sponsor have collectively underwritten and/or managed the acquisition, ownership and disposition of real estate investments valued in excess of $5.5 billion spanning all major asset classes.

On May 31, 2017 we acquired a fee simple interest in the office park described below (Laumeier) from investment funds managed by our Original Sponsor (the “Original Sponsor Funds”). We acquired Laumeier for approximately $44.4 million, or $153 per square foot, which equates to an 8.9% capitalization rate on 2017 net operating income. We financed the acquisition with a $24.6 million senior loan for a 10-year term at a 4.40% fixed interest rate, representing approximately 55% loan-to-value at the time of sale.

On January 18, 2019 we acquired a fee simple interest in the office building described below (Allied). We acquired the Allied Property for approximately $32.0 million, or $225 per square foot. We financed the acquisition with a $17.6 million senior loan for a 10-year term at a 4.485% fixed interest rate and a $15.2 million unsecured affiliate loan for a 1-year extendable term at a variable interest rate equal to 1-month LIBOR plus 0.85%, which was subsequently amended to LIBOR plus 0.60%.

On September 28, 2023 we acquired a fee simple interest in the office building described below (Midtown III). We acquired Midtown III for approximately $17.8 million, or $231 per square foot. Jeffrey Karsh contributed $17,754,444 of capital to the Operating Partnership in exchange for 2,532,731 OP Units at the then current offering price of $7.01 per Unit. The Company is currently exploring financing up to 50% of the purchase price with third party lenders. Any proceeds from such financing will be first used by the Operating Partnership to redeem OP Units issued to Jeffrey Karsh based on the same $7.01 price at which the Units were issued.

Our Properties

The following table provides information about our portfolio as of September 30, 2023:

Property	Metropolitan Area	Year Built/Last Major Renovation(1)	Interest Acquired by Us	NRA (000s SF)	In-Place Occupancy(2)	Annualized Base Rent(3)	Largest Tenant by NRA
Laumeier	St. Louis, MO	1987-90/2015	100%	297	89.0%	$6,184,580	Panera, LLC
Allied	Carmel, IN	2017/NA	100%	142	100.0%	$4,040,858	Allied Solutions, LLC
Midtown III	Carmel, IN	2018/NA	100%	77	100.0%	$2,165,718	MJ Insurance

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(1)	We define “major renovation” as significant upgrades, alterations or additions to building common areas, interiors, exteriors and/or systems.

(2)	Includes both in-place and committed tenants, which we define as our tenants in occupancy as well as tenants that have executed binding leases for space under construction but are not yet in occupancy, as of September 30, 2023.

(3)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the month ended September 30, 2023, by (ii) 12.

Pursuant to our disclosure in June 2022, Panera Bread (“Panera”) notified us that it would not be renewing its lease upon its expiration in April 2024. Panera is the sole tenant of one of three buildings in our Laumeier Property in St. Louis, MO and accounts for approximately 22.50% of the total rentable square footage of our portfolio and, as of September 30, 2023, approximately 23.84% of our annualized rent. Although Panera is continuing to pay its contractual rent obligations through its lease termination, the uncertainty of how the next few years will unfold results in a non-stabilized asset. This, together with the potential effect of rising interest rates and the increased competition to attract credit-worthy tenants due to higher vacancies in the St. Louis metro area, has led us to reduce the NAV, effective June 16, 2023 to $7.01 per share. Our calculation of the revised NAV is based on a number of judgments, estimates, considerations, assumptions, and opinions about future events and market performance/conditions, all of which may or may not prove to be correct. The uncertainties created by the Panera non-renewal may continue to impact the net asset value of the Company and its shares in future periods. See the Company’s Report on Form 253(g) dated June 16, 2023 here.

Description of our Properties

Laumeier Overview

Laumeier I, II, and IV (“Laumeier”) is located in the Laumeier Office Park, class “A” office park in Sunset Hills, Missouri, part of St. Louis County’s South County submarket. Laumeier comprises three of the four buildings in the Laumeier Office Park, totaling approximately 297,354 rentable square feet, and includes a combination of surface and structured parking lots, approximately 1,055 owned parking stalls (3.6/1000 square feet), and access to approximately 768 overflow parking stalls (2.6/1000 square feet) in the adjacent shopping center. Laumeier is 39.01% leased to Panera Bread Company (NASDAQ: PNRA) for their corporate headquarters through April 2024. Other tenants include New Balance and AMN Healthcare (NYSE: AHS). As of September 30, 2023, Laumeier was 89.0% leased with 2.1 years of weighted average lease term remaining.

Laumeier is managed by the St. Louis office of CB Richard Ellis (“CBRE”). CBRE is an established manager of real estate and has been acknowledged as one of the Most Admired Companies in the real estate sector by Fortune, and their St. Louis office manages approximately eight million square feet of office buildings throughout the St. Louis metropolitan area. CBRE is paid a property management fee equal to 1.75% of gross revenue which we believe to be less than the prevailing rate for property management services in the St. Louis Metropolitan area. Before Laumeier was acquired by the Original Sponsor Funds on November 18, 2013, the previous owner self-managed the property.

Prior to our acquisition of Laumeier, the Original Sponsor Funds completed various renovations and improvements, including lobby renovations, bathroom renovations, elevator modernizations and preventative parking structure maintenance. We expect to make modifications to the building that Panera, LLC occupies upon their lease expiration to make it a multi-tenant building and add amenities.

Laumeier Key Tenants

As of September 30, 2023, Laumeier is leased to 20 active tenants, most of which we believe have attractive credit profiles, and have executed leases with 4 additional tenants whose leases have not yet commenced. The key tenants at Laumeier are included in the table below. Panera, LLC owns and franchises bakery-cafes in the United States. New Balance Athletic Shoe, Inc. manufactures athletic shoes, apparel, and accessories for men, women, and children. The principal businesses of the remainder of the tenants of Laumeier include primarily insurance, technology, consulting, and healthcare-related office uses.

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Tenant	Lease Expiration	Renewal Options	Total Leased Square Feet	Percentage of Property Square Feet	Annualized Base Rent (1)	Annualized Base Rent Per Leased Square Foot(2)	Percentage of Property Annualized Base Rent
Panera, LLC	April 30, 2024		116,277	39.1%	$2,953,436	$25.40	47.75%
New Balance Athletic Shoe, Inc.	March 31, 2028	5 years	30,589	10.3%	$777,266	$26.05	12.88%

(1)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash before abatements) for the month ended September 30, 2023, by (ii) 12.

(2)	Annualized base rent per leased square foot reflects annualized base rent (as defined above), divided by total leased square feet.

Laumeier Lease Expirations

The following table sets forth the lease expirations for in place leases that have commenced at Laumeier as of September 30, 2023, plus available space, for each of the calendar years ending December 31, 2023 through December 31, 2027 and thereafter. The information set forth in the table assumes that tenants exercise no renewal options and do not exercise early termination rights. Leases in place and committed have a weighted average lease term of 2.1 years.

Year of Lease Expiration	Number of Leases Expiring	NRA of Expiring Leases	Percentage of Laumeier NRA	Annualized Base Rent(1)	Percentage of Laumeier Annualized Base Rent(1)	Annualized Base Rent per Leased Square Foot Expiring(2)
Vacant		44,296	14.9%
Management Office	-	1,062	0.4%
2023	1	3,112	1.0%	$84,024	1.4%	$27.00
2024	2	129,301	43.5%	$3,284,832	53.1%	$25.40
2025	7	33,344	11.2%	$880,690	14.2%	$26.41
2026	1	2,714	.9%	$71,921	1.2%	$26.50
2027	4	15,019	5.1%	$400,881	6.5%	$26.69
Thereafter	5	68,506	23.0%	1,462,232	23.6%	$26.24
Total / Weighted Average:	20	297,354	100.0%	$6,184,579	100.0%	$20.80

(1)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash before abatements) for the month ended September 30, 2023, by (ii) 12

(2)	Annualized base rent per leased square foot expiring reflects annualized base rent (as defined above), divided by NRA of expiring leases in the period

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Laumeier Occupancy and Rent

The following table sets forth the in-place occupancy, the monthly base rent and the annualized base rent as of the dates indicated below.

Date(1)	In-Place Occupancy	Annualized Base Rent(1)	Effective Annual Rental per Square Foot
December 31, 2022	85.1%	$6,136,932	$20.64
December 31, 2021	85.1%	$6,136,930	$20.64
December 31, 2020	95.1%	$6,912,788	$23.25
December 31, 2019	96.4%	$6,800,272	$22.87
December 31, 2018	95.4%	$6,700,713	$23.03
December 31, 2017	99.4%	$6,653,450	$22.87
December 31, 2016	97.7%	$6,447,666	$22.16
December 31, 2015	90.3%	$5,976,138	$20.54

(1) Annualized base rent is calculated by multiplying (i) rental payments (defined as cash before abatements) for the applicable month by (ii) 12.

Laumeier Tax Basis and Depreciation

The federal tax basis, the depreciation rate, method of depreciation and the life claimed for purposes of depreciation of Laumeier will be determined based upon the completion of a cost allocation study with respect to Laumeier.

Laumeier Real Property Taxes

The 2022 annual property taxes for Laumeier were $1,094,757 based on a tax rate of $10.34 per $100 of assessed value.

Laumeier Capital Improvements

Since the start of the 2023 taxable year the Company has paid $1,493,642 in renovation costs at Laumeier related to tenant improvements for future tenants and we expect to make modifications to the building that Panera, LLC occupies upon its lease expiration to make it a multi-tenant building and add amenities.

Laumeier Property Encumbrances

The acquisition was financed with a $24.6 million senior loan for a 10-year term at a 4.40% fixed interest rate, representing approximately 55% loan-to-value at the time of sale.

Laumeier Property Cash-Sweep Commencement

In light of Panera’s non-renewal decision, commencing in January 2023, Truist Bank (formerly BB&T), the lender for the Laumeier Property, exercised its right pursuant to the loan agreement to require all net cash flows to be swept to an interest-bearing account controlled by Truist Bank. The swept funds will be used to pay for tenant improvements, leasing commissions, and debt service shortfalls at the Laumeier Property. Such cash sweep will continue until the space vacated by Panera has been sufficiently leased to satisfy the loan covenants, which include the Laumeier Property maintaining, for three consecutive months, both (i) a minimum debt service coverage ratio (as determined by Truist Bank) of 1.50:1.00 and (ii) occupancy of not less than 80%. At such time that the loan covenants are satisfied, any reserve funds will be disbursed to us after payment of any leasing expenses required to be paid by us.

While this net cash flow sweep provision within the Truist Bank loan agreement is beneficial (as it reserves cash to help re-tenant the Laumeier Property), it significantly reduces the amount of cash we have available to pay dividends. This means that the only available cash flow from operations to cover dividends, if any, would be generated from our Allied Property and current net-working capital. Notwithstanding the foregoing, we are evaluating the cash needs of the overall portfolio such that, at this time, we are not in position to provide guidance on future dividends.

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Laumeier Environmental Matters

To the best of our knowledge there are no current environmental matters in connection with Laumeier. We had a new Phase I completed as part of the process of obtaining a mortgage for Laumeier which revealed no environmental matters.

Laumeier I Purchase and Sale Agreement

On November 27, 2023, the Company’s wholly-owned subsidiary, 1SO Laumeier I LLC, which owns the Laumeier I property, executed a purchase and sale agreement (the “PSA”) with BJC Health System (“BJC”) whereby BJC agreed to purchase Laumeier I for a purchase price of $9.9 million, representing all of the space to be vacated by Panera. The PSA allows for a 75-day due diligence period at which time the $100,000 deposit paid by BJC upon execution of the PSA becomes non-refundable. The sale is expected to close in the first quarter of 2024, but there can be no assurance that the sale will occur and if so, what the final price may be.

Allied Overview

Allied is located in the prestigious North Meridian suburban office market of Carmel, Indiana. Allied is comprised of an office building and parking garage building containing a total of 142,147 square feet and a six-story parking garage with approximately 583 spaces open to the public. As of September 30, 2023, Allied is 76% and 11% leased to Allied Solutions, LLC and F.C. Tucker Company, respectively, for their corporate headquarters.

Allied is professionally managed by the Carmel office of REI Real Estate Services (“REI”). REI is a real estate service company headquartered in Indianapolis that manages approximately two million and eight hundred thousand square feet of office space throughout Indianapolis area. REI is paid a property management fee equal to 2.00% of gross revenue which we believe to be the prevailing rate for property management services in the Indianapolis area.

Allied Key Tenants

As of September 30, 2023, Allied is leased to 8 tenants, most of which we believe have attractive credit profiles. The key tenants at Allied are included in the table below. Allied Solutions, LLC is one of the largest providers of insurance, lending and marketing products to financial institutions in the country. F.C. Tucker Company, Inc. is Indiana’s largest independent real estate firm. The principal businesses of the remainder of the tenants at Allied include a full-service restaurant and bar, a sit-down microbrewery and a custom candle-making store.

Tenant	Lease Expiration	Renewal Options		Total Leased Square Feet	Percentage of Property Square Feet	Annualized Base Rent(1)	Annualized Base Rent Per Leased Square Foot(2)	Percentage of Property Annualized Base Rent
Allied Solutions, LLC	November 30, 2030	10 years	(3)	108,000	76.0%	$2,997,000	$27.75	74.2%
F.C. Tucker Company, Inc.	November 14, 2029	10 years	(3)	15,761	11.1%	$461,009	$29.25	11.4%

(1)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash before abatements) for the month ended September 30, 2023, by (ii) 12.

(2)	Annualized base rent per leased square foot expiring reflects annualized base rent (as defined above), divided by total leased square feet.

(3)	Consists of two 5-year options.

Allied Lease Expirations

The following table sets forth the lease expirations for leases in place at Allied as of September 30, 2023, plus available space, for each of the calendar years ending December 31, 2023 through December 31, 2031 and thereafter. The information set forth in the table assumes that tenants exercise no renewal options and do not exercise early termination rights. Leases in place and committed have a weighted average lease term of 6.9 years.

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Year of Lease Expiration	Number of Leases Expiring	NRA of Expiring Leases	Percentage of Allied NRA	Annualized Base Rent(1)	Percentage of Allied Annualized Base Rent(1)	Annualized Base Rent per Leased Square Foot Expiring(2)
Vacant		-	0.0%
2025	1	5,032	3.5%	$155,992	3.9%	$31.00
2026	1	2,809	2.0%	$83,090	2.1%	$29.58
2029	1	15,761	11.1%	$461,009	11.4%	$29.25
2030	3	112,495	79.1%	$3,134,403	77.6%	$27.86
2031	1	2,859	2.0%	$91,488	2.3%	$32.00
Thereafter	1	3,191	2.2%	$114,876	2.8%	$36.00
Total / Weighted Average:	8	142,147	100.0%	$4,040,858	100.0%	$28.43

(1)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash before abatements) for the month ended September 30, 2023, by (ii) 12

(2)	Annualized base rent per leased square foot expiring reflects annualized base rent (as defined above), divided by NRA of expiring leases in the period

Allied Occupancy and Rent

The following table sets forth the in-place occupancy, the monthly base rent and the annualized base rent as of the dates indicated below.

Date	In-Place Occupancy	Annualized Base Rent(1)	Effective Annual Rental per Square Foot
December 31, 2022	100%	3,937,312	27.70
December 31, 2021	100%	$3,937,311	$27.70
December 31, 2020	94.5%	$3,598,700	$25.32
December 31, 2019	92.5%	$3,381,381	$23.79

(1) Annualized base rent is calculated by multiplying (i) rental payments (defined as cash before abatements) for the applicable month by (ii) 12.

Allied Tax Basis and Depreciation

The federal tax basis, the depreciation rate, method of depreciation and the life claimed for purposes of depreciation of Allied will be determined based upon the completion of a cost allocation study with respect to Allied.

Allied Real Property Taxes

The 2022 annual property taxes and installment purchase contract obligations for Allied were $513,668.

Allied Capital Improvements

Since the start of the 2023 taxable year the Company has paid $1,221 in renovation costs at Allied related to tenant improvements for future tenants.

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Allied Property Encumbrances

The acquisition was financed with a $17.6 million mortgage senior loan for a 10-year term at a 4.485% fixed interest rate, representing approximately 55% loan-to-value at the time of sale. In addition, in order to fund the balance of the equity required for the acquisition, an affiliate of our Original Sponsor made a $15.2 million unsecured affiliate loan for a 1-year extendable term at a variable interest rate equal to 1-month LIBOR plus 0.85%.

Allied Environmental Matters

To the best of our knowledge there are no current environmental matters in connection with Allied.

Midtown III Acquisition Overview

Midtown III is a 77,248 square foot office building that includes an obligation to fund 60% of expenses for an adjacent garage located in Carmel, IN, which is available for use by the tenants of Midtown III as well as a multifamily complex nearby. Midtown III is located near our Allied Property. We acquired Midtown III on September 28, 2023, for a purchase price of $17.8 million, excluding closing costs, which the Company funded using $17,754,444 of capital contributed to the Operating Partnership by our CEO, Jeffrey Karsh, in exchange for 2,532,731 OP Units at the then current offering price of $7.01 per Unit. The Company is currently exploring financing up to 50% of the purchase price with third party lenders. Any proceeds from such financing will be first used by the Operating Partnership to redeem OP Units issued to Jeffrey Karsh based on the same $7.01 price at which the Units were issued.

Midtown III Key Tenants

As of September 30, 2023, Midtown III is leased to 5 tenants, most of which we believe have attractive credit profiles. The key tenants at Midtown III include a coworking space and an insurance office. The key tenants are identified in the table below.

Tenant	Lease Expiration	Renewal Options		Total Leased Square Feet	Percentage of Property Square Feet	Annualized Base Rent(1)	Annualized Base Rent Per Leased Square Foot(2)	Percentage of Property Annualized Base Rent
MJ Insurance	July 31, 2029	10 years		37,964	49.1%	$1,027,128	$27.06	47.4%
Office Labs Indiana 1, LLC	September 30, 2034	10 years	(3)	21,999	28.5%	$620,504	$28.21	28.7%

(1)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash before abatements) for the month ended September 30, 2023, by (ii) 12.

(2)	Annualized base rent per leased square foot expiring reflects annualized base rent (as defined above), divided by total leased square feet.

(3)	Consists of two 5-year options.

Midtown III Lease Expirations

The following table sets forth the lease expirations for leases in place at Midtown III as of September 30, 2023, for each of the calendar years ending December 31, 2023 through December 31, 2034. The information set forth in the table assumes that tenants exercise no renewal options and do not exercise early termination rights. Leases in place and committed have a weighted average lease term of 6.90 years.

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Year of Lease Expiration	Number of Leases Expiring	NRA of Expiring Leases	Percentage of Allied NRA	Annualized Base Rent(1)	Percentage of Allied Annualized Base Rent(1)	Annualized Base Rent per Leased Square Foot Expiring(2)
Vacant		-	0.0%
2026	1	6,687	8.7%	$170,519	7.9%	$25.50
2028	1	5,029	6.5%	$175,764	8.1%	$34.95
2029	2	43,533	56.4%	$1,198,932	55.4%	$27.54
2034	1	21,999	28.5%	$620,504	28.7%	$28.21
Total / Weighted Average:	5	77,248	100.0%	$2,165,719	100.0%	$28.43

(1)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash before abatements) for the month ended September 30, 2023, by (ii) 12

(2)	Annualized base rent per leased square foot expiring reflects annualized base rent (as defined above), divided by NRA of expiring leases in the period

Midtown III Tax Basis and Depreciation

The federal tax basis, the depreciation rate, method of depreciation and the life claimed for purposes of depreciation of Midtown III will be determined based upon the completion of a cost allocation study with respect to Midtown III.

Midtown III Property Encumbrances

As noted above, the acquisition of Midtown III was funded by a contribution of capital to the Operating Partnership from Jeffrey Karsh. The Company is currently exploring financing up to 50% of the purchase price with third party lenders. Any proceeds from such financing will be first used by the Operating Partnership to redeem OP Units issued to Jeffrey Karsh based on the same $7.01 price at which the Units were issued.

Midtown III Environmental Matters

To the best of our knowledge there are no current environmental matters in connection with Midtown III.

Regulation

General

Our properties are subject to various covenants, laws, ordinances and regulations, including regulations relating to common areas and fire safety requirements. We believe that Laumeier and Allied have the necessary permits and approvals to operate their business.

Americans with Disabilities Act

Laumeier and Allied must comply with Title III of the ADA to the extent that it is a “public accommodation” as defined by the ADA. The ADA may require removal of structural barriers to access for persons with disabilities in certain public areas of Laumeier and Allied where such removal is readily achievable. Although we believe that our properties are substantially in compliance, some of our properties may currently be in noncompliance with the ADA. Such noncompliance could result in the incurrence of additional costs to attain compliance, the imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one and we will continue to assess our properties and to make alterations as appropriate in this respect.

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Insurance

We carry commercial insurance with the policy specifications and insured limits that management believes are appropriate and adequate for all our properties given the relative risk of loss, the cost of the coverage and industry practice. However, our insurance coverage may not be sufficient to fully cover our losses. There are types of losses at the property level, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, wind damage, hurricanes, pollution or environmental matters, which are uninsurable or not economically insurable, or may be insured subject to significant limitations, such as large deductibles or co-payments. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss. In addition, our title insurance policies may not insure for the current aggregate market value of Laumeier and Allied, and we do not intend to increase our title insurance coverage to the market value of the properties.

General Competitive Conditions

Laumeier competes with other class “A” office buildings in St. Louis County’s South County for office tenants. As of September 30, 2023, CBRE puts the direct vacancy rate for class “A” South County submarket office buildings at 10.2%, which Laumeier is performing on par at 89.0% occupied. Laumeier has numerous advantages, including: (i) its location near the intersection of two major highways (I-270 and I-44), (ii) its proximity to retail amenities, and (iii) its excellent physical condition. Laumeier also commands a premium rent rate relative to the competitive set. Current asking rates are between $18.50-40.91 per square foot, compared with the $37.36 average rate across all asset types for all South County office buildings as recorded by CBRE. (Source: CBRE Market View, St. Louis Office Q3 2023)

The Allied Building competes with other class “A” buildings in the North/Carmel submarket of Indianapolis for office tenants. As of September 30, 2023, Cushman and Wakefield puts the direct vacancy rate for the Carmel office submarket (all classes) at 18.3% with a Class A asking rate of $24.19 per square foot, whereas the office portion of the Allied Building was 100.0% occupied with asking rates of $30.00 per square foot. The Allied Building competes with other retail/commercial spaces in the Carmel/Westfield submarket of Indianapolis for retail tenants. As of September 30, 2023, Cushman and Wakefield puts the direct vacancy rate for the Carmel/Westfield retail submarket (all classes) at 2.3% with an asking rate of $24.58 per square foot (NNN). The retail/commercial component of the Allied building is currently 100% occupied at $30.00 per square foot (NNN). The Allied Building’s rental rate outperformance is due to its location in the burgeoning redevelopment area of Midtown Carmel, a mixed-use public-private partnership between the City of Carmel and private developers, that has a create a new suburban-urban hub for the market. (Source: Cushman and Wakefield Marketbeat, Indianapolis Office and Retail Reports Q3 2023).

We expect Midtown III, will compete with similar class “A” buildings in the North/Carmel submarket of Indianapolis for office tenants.

Employees

We do not currently have any employees and do not expect to have any employees in the foreseeable future. Services necessary for our business will be provided by our Manager pursuant to the terms of the management agreement. Each of our executive officers is an employee or officer of our Manager. We expect all of the full-time employees of our Manager will spend substantial time on our matters during calendar year 2023 and 2024. To the extent that we acquire more investments, we anticipate that the number of our Manager’s employees who devote time to our matters will increase.

Legal Proceedings

From time to time, we may be party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, to any legal proceedings that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition, cash flows or results of operation if determined adversely to us.

Our Company Information

Our corporate office is located at 9595 Wilshire Blvd #800, Beverly Hills, CA 90212. Our telephone number is (310) 907-5527. Information regarding our company is also available on our website at www.streitwise.com. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this offering circular or any other report or documents we file with or furnish to the SEC.

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OUR MANAGER AND THE MANAGEMENT AGREEMENT

General

We are externally managed and advised by our Manager, an affiliate of our Sponsor. The executive offices of our Manager are located at 9595 Wilshire Blvd #800, Beverly Hills, CA 90212, and the telephone number of our Manager’s executive offices is (310) 907-5527.

Officers of Our Manager

The following table sets forth certain information with respect to the executive officers of our Manager.

Officer	Age	Position Held with Our Manager
Jeffrey Karsh	35	Chief Executive Officer and Chief Investment Officer, Member of Investment Committee
Janet Pudelko	47	Chief Financial Officer, Member of Investment Committee
Andrew Kowell	44	Chief Operating Officer, Member of Investment Committee

Manager Biographical Information

Set forth below is biographical information for the executive officers of our Manager.

•	Jeffrey Karsh. Mr. Karsh serves as Chief Executive Officer of our Manager and has served as a partner of our Original Sponsor since co-founding it in April 2013 and is the owner of our Sponsor. Mr. Karsh also serves as a member of our Manager’s investment committee. Prior to forming our Original Sponsor, Mr. Karsh served on the acquisitions team at Canyon Capital Realty Advisors and the Canyon-Johnson Urban Funds, where he was responsible for underwriting, structuring and executing value-add and opportunistic transactions. He holds a Bachelor of Arts degree in Political Science from the University of Pennsylvania. Mr. Karsh is a member of ULI, CREW LA, and the Real Estate & Construction division of the Jewish Federation of Greater Los Angeles.

•

Janet Pudelko. Ms. Pudelko was hired by the Original Sponsor in 2019 and continues to serve the Company with the Sponsor.  Ms. Pudelko was previously a Senior Manager at Ernst & Young LLP in the Financial Accounting Advisory Services group, where she was responsible for providing technical accounting assistance to clients primarily within the real estate sector related to transactions, financial reporting, and newly issued accounting standards.  Prior to joining Ernst & Young LLP, Ms. Pudelko was a Controller for Colony Capital, Inc., as well as an auditor for a national accounting firm.  She graduated cum laude from the University of Massachusetts, Amherst with a Bachelor of Science and holds a Master of Business Administration from the University of California, Irvine.  Ms. Pudelko is a Certified Public Accountant in the state of California and a member of the American Institute of Certified Public Accountants.

Andrew Kowell. Mr. Kowell has served as the Managing Director – Head of Asset Management of our Sponsor since January 2022. Mr. Kowell previously served as Managing Director – Asset Management at Watt Investment Partners and, before that, as Senior Vice President at Gaw Capital US. Between such leadership positions, he was responsible for all asset management functions, including but not limited to asset performance, business plan execution, contract negotiation, risk management, client reporting, team oversight, and instituting best practices. Further, during his 20+ year investment career, which includes previously-held positions at The Carlyle Group and ASB Real Estate Investments, Mr. Kowell has in-depth experience in (i) acquisitions, asset and portfolio management, development, dispositions, financing, and client relations, (ii) most asset types and risk profiles, and (iii) a variety of deal structures. He holds a Bachelor of Arts degree in Mathematics and Economics from the University of Pennsylvania.

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Management Agreement

We and our operating partnership entered into a management agreement with our Manager, effective as of June 22, 2017, pursuant to which our Manager provides for the day-to-day management of our operations. The management agreement requires our Manager to manage our business affairs in conformity with the investment guidelines and policies that are approved and monitored by our board of directors. Our Manager’s role as manager is under the supervision and direction of our board of directors.

Management Services

Subject to our investment strategies and policies and the supervision and direction of our board of directors, our Manager is responsible for (a) the selection, purchase and sale of our real estate investments and assets, (b) our financing activities and (c) providing us with personnel, services and resources. Our Manager is responsible for our day-to-day operations and performs (or will cause to be performed) such services and activities relating to our assets and operations as may be appropriate, which may include, without limitation, the following:

Investment Advisory and Acquisition Services

•	approve and oversee our overall investment strategy, which consists of elements such as investment selection criteria, diversification strategies and asset disposition strategies;

•	serve as our investment and financial manager with respect to sourcing, underwriting, acquiring, financing, originating, servicing, investing in and managing a diversified portfolio of commercial properties and other real estate-related assets;

•	adopt and periodically review our investment guidelines;

•	structure the terms and conditions of our acquisitions, sales and joint ventures;

•	enter into leases and service contracts for the properties and other investments;

•	approve and oversee our debt financing strategies;

•	approve joint ventures, limited partnerships and other such relationships with third parties;

•	approve any potential liquidity transaction;

•	obtain market research and economic and statistical data in connection with our investments and investment objectives and policies;

•	oversee and conduct the due diligence process related to prospective investments;

•	prepare reports regarding prospective investments which include recommendations and supporting documentation necessary for our Manager’s investment committee to evaluate the proposed investments; and

•	negotiate and execute approved investments and other transactions.

Offering Services

•	the development of this offering, including the determination of its specific terms;

•	preparation and approval of all marketing materials to be used by us relating to this offering;

•	the negotiation and coordination of the receipt, collection, processing and acceptance of subscription agreements, commissions, and other administrative support functions;

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•	creation and implementation of various technology and electronic communications related to this offering; and

•	all other services related to this offering.

Asset Management Services

•	investigate, select, and, on our behalf, engage and conduct business with such persons as our Manager deems necessary to the proper performance of its obligations under our management agreement, including but not limited to consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, property managers, leasing and investment sale brokers, construction companies and any and all persons acting in any other capacity deemed by our Manager necessary or desirable for the performance of any of the services under our management agreement;

•	monitor applicable markets and obtain reports (which may be prepared by our Manager or its affiliates) where appropriate, concerning the value of our investments;

•	monitor and evaluate the performance of our investments, provide management services to us and perform and supervise the various management and operational functions related to our investments;

•	formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of investments on an overall portfolio basis; and

•	coordinate and manage relationships between us and any joint venture partners.

Accounting and Other Administrative Services

•	manage and perform the various administrative functions necessary for our day-to-day operations;

•	provide or arrange for administrative services, legal services, office space, office furnishings, personnel and other overhead items necessary and incidental to our business and operations;

•	provide financial and operational planning services and portfolio management functions;

•	maintain or arrange for the maintenance of accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including annual financial statements;

•	maintain or arrange for the maintenance of all appropriate company books and records;

•	oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

•	supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;

•	provide us with all necessary cash management services;

•	manage and coordinate with the transfer agent, if any, the process of making dividends and payments to stockholders;

•	manage and coordinate with our administrator, if any, in the process of reinvesting stockholder distributions pursuant to the distribution reinvestment component of the Plan;

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•	evaluate and obtain adequate insurance coverage based upon risk management determinations;

•	provide timely updates related to the overall regulatory environment affecting us, as well as managing compliance with regulatory matters;

•	evaluate our corporate governance structure and appropriate policies and procedures related thereto; and

•	oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Stockholder Services

•	determine our distribution policy;

•	administer the Plan with our transfer agent/administrator, Securitize;

•	approve amounts available for redemptions of shares of our common stock; and

•	manage communications with our stockholders, including answering phone calls, preparing and sending written and electronic reports and other communications.

Financing Services

•	identify and evaluate potential financing and refinancing sources, engaging a third-party broker if necessary;

•	negotiate terms of, arrange and execute financing agreements;

•	manage relationships between us and our lenders, if any; and

•	monitor and oversee the service of our debt facilities and other financings, if any.

Disposition Services

•	evaluate and approve potential asset dispositions, sales or liquidity transactions; and

•	structure and negotiate the terms and conditions of transactions pursuant to which our assets may be sold.

Pursuant to the terms of the management agreement, our Manager may retain, for and on our behalf, such additional services, including property management, leasing and construction services, as our Manager deems necessary or advisable in connection with our management and operations, which may include obtaining such services from our Manager or its affiliates, the costs of which will be in addition to the asset management fee; provided, that any such services may only be provided by our Manager or its affiliates to the extent such services are on arm’s-length terms and competitive market rates in relation to terms that are then customary for agreements regarding the provision of such services to companies that have assets similar in type, quality and value to our assets and our subsidiaries’ assets.

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Liability and Indemnification

Pursuant to the management agreement, our Manager does not assume any responsibility other than to render the services called for thereunder in good faith. It will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations, including as set forth in the investment guidelines. Our Manager maintains a contractual as opposed to a fiduciary relationship with us. However, to the extent that employees of the Sponsor also serve as our officers or directors, such officers and directors will owe us duties under Maryland law in their capacity as officers and directors, which may include the duty to exercise reasonable care in the performance of such officers’ or directors’ responsibilities, as well as the duties of loyalty, good faith and candid disclosure. Under the terms of the management agreement, our Manager and its affiliates, and any of their members, stockholders, managers, partners, personnel, officers, directors, employees, consultants and any person providing sub-advisory services to our Manager, will not be liable to us, our directors, stockholders, partners or members for any acts or omissions (including errors that may result from ordinary negligence, such as errors in the investment decision-making process or in the trade process) performed in accordance with and pursuant to the management agreement, except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the management agreement, as determined by a final non-appealable order of a court of competent jurisdiction. We have agreed to indemnify our Manager, its affiliates and any of their officers, stockholders, members, partners, managers, directors, personnel, employees, consultants and any person providing sub-advisory services to our Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of our Manager not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, arising from acts or omissions performed in good faith in accordance with and pursuant to the management agreement. Our Manager has agreed to indemnify us, our directors, officers, stockholders, partners or members and any persons controlling us with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of our Manager constituting bad faith, willful misconduct, gross negligence or reckless disregard of its duties under the management agreement or any claims by our Sponsor’s employees relating to the terms and conditions of their employment by the Sponsor. Notwithstanding the foregoing, our Sponsor may carry errors and omissions and other customary insurance coverage upon the completion of this offering and in the future.

Management Team

Pursuant to the terms of the management agreement, our Manager is required to provide us with a portion of our management team, including a chief executive officer and chief investment officer and such other positions as requested by our board of directors, along with appropriate support personnel, to provide the management services to be provided by our Manager to us. None of the officers or employees of our Sponsor are dedicated exclusively to us. Members of our management team are required to devote such time as is necessary and appropriate commensurate with the level of our activity.

Our Manager is required to refrain from any action that, in its sole judgment made in good faith, (a) is not in compliance with the investment guidelines, (b) would adversely and materially affect our qualification as a REIT under the Code or our status as an entity intended to be excluded or exempted from investment company status under the Investment Company Act, or (c) would violate any law, rule or regulation of any governmental body or agency having jurisdiction over us or that would otherwise not be permitted by our charter or bylaws. If our Manager is ordered to take any action by our board of directors, our Manager will promptly notify our board of directors if it is our Manager’s judgment that such action would adversely and materially affect such status or violate any such law, rule or regulation or our charter or bylaws. Our Manager, its affiliates and any of their members, stockholders, managers, partners, personnel, officers, directors, employees, consultants and any person providing sub-advisory services to our Manager is not liable to us, our board of directors, our stockholders, partners or members, for any act or omission by our Manager or any of its affiliates, except as provided in the management agreement.

Term and Termination

The management agreement may be amended or modified by agreement between us and our Manager. The initial three-year term of the management agreement expired on June 22, 2020 and automatically renews for one-year terms on each anniversary date thereafter unless previously terminated as described below. Our board of directors will review our Manager’s performance and the asset management fee annually and, following the initial term, the asset management agreement may be terminated annually upon the affirmative vote of at least two-thirds of our directors, based upon (a) unsatisfactory performance that is materially detrimental to us taken as a whole, or (b) our determination that the asset management fee payable to our Manager is not fair, subject to our Manager’s right to prevent such termination due to unfair fees by accepting a reduction of the asset management fee agreed to by at least two-thirds of our directors. We must provide 180 days’ prior notice of any such termination. During the initial three-year term of the management agreement, we may not terminate the management agreement except for cause.

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We may also terminate the management agreement at any time, including during the initial term, with 30 days’ prior written notice from our board of directors for cause, which is defined as:

•	our Manager’s continued breach of any material provision of the management agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if our Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

•	the commencement of any proceeding relating to the bankruptcy or insolvency of our Manager, including an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition;

•	any change of control of our Manager which our Independent Representative determines is materially detrimental to us taken as a whole;

•	our Manager committing fraud against us, misappropriating or embezzling our funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the management agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of our Manager or one of its affiliates and our Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of our Manager’s actual knowledge of its commission or omission, the management agreement shall not be terminable; in addition, if our Manager (or such affiliate) diligently takes necessary and appropriate action to cure the damage caused by such actions in the first 30 days of our Manager’s actual knowledge of its commission or omission, our Manager (or such affiliate) will have a total of 180 days in which to cure such damage before the management agreement shall become terminable; or

•	the dissolution of our Manager.

Our Manager may assign the agreement in its entirety or delegate certain of its duties under the management agreement to any of its affiliates without the approval of our board of directors so long as our Manager remains liable for any such affiliate’s performance, and if such assignment or delegation does not require our approval under the Investment Advisers Act.

Our Manager may terminate the management agreement if we become required to register as an investment company under the Investment Company Act, with such termination deemed to occur immediately before such event. Our Manager may decline to renew the management agreement by providing us with 180 days’ written notice prior to the expiration of the initial term or the then current automatic renewal term. In addition, if we default in the performance of any material term of the agreement and the default continues for a period of 30 days after written notice to us specifying such default and requesting the same be remedied in 30 days, our Manager may terminate the management agreement upon 60 days’ written notice.

We may not assign our rights or responsibilities under the management agreement without the prior written consent of our Manager, except in the case of assignment to another REIT or other organization which is our successor, in which case such successor organization will be bound under the management agreement and by the terms of such assignment in the same manner as we are bound under the management agreement.

Management Compensation and Expense Reimbursements

We do not expect to maintain an office or directly employ personnel. Instead, we rely on the facilities and resources of our Manager to manage our day-to-day operations.

Our Manager and its affiliates will receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets, including a quarterly asset management fee. See “Management Compensation” for a detailed explanation of the fees and expenses payable to our Manager and its affiliates. Neither our Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of shares of our common stock.

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The Management Agreement was amended effective as of December 31, 2021 and December 31, 2019 to, among other matters, acknowledge that our Manager agreed to waive $1,078,385 of the reimbursement that would otherwise be payable in connection with its advancement of organizational and offering expenses on our behalf as proceeds are raised in this offering.

Allocation of Investment Opportunities

The owner of our Sponsor, along with the other principals of the Original Sponsor, has in the past established and sponsored closed-end private equity real estate funds, and in the future may establish and sponsor additional closed-end private equity real estate funds and additional REIT offerings, as well as other potential investment vehicles (including open-end funds and separate accounts). The existing closed-end private equity real estate funds do, and any future investment vehicles may, have investment criteria similar to ours. If a sale, financing, investment or other business opportunity would be suitable for more than investment vehicle, our Manager’s investment committee will allocate it according to the policies and procedures adopted by our Manager. Any allocation of this type may involve the consideration of a number of factors that our Sponsor’s real estate professionals may determine to be relevant, including:

•	the investment objectives and criteria of our Sponsor’s various investment vehicles;

•	the cash requirements of our Sponsor’s various investment vehicles;

•	the effect of the investment on the diversification of the portfolios of our Sponsor’s various investment vehicles by type of investment, and risk of investment;

•	the policy of our Sponsor’s various investment vehicles relating to leverage;

•	the anticipated cash flow of the asset to be acquired;

•	the income tax effects of the purchase on our Sponsor’s various investment vehicles;

•	the size of the investment; and

•	the amount of funds available to our Sponsor’s various investment vehicles.

Support Agreements

Our Manager has entered into support agreements with our Sponsor and Interamar Manager, LLC (“Interamar”), which is wholly-owned by Joseph Kessel, one of the three principals of our Original Sponsor. Pursuant to these agreements, our Manager is and will continue to be provided with access to, among other things, our Sponsor and Interamar’s portfolio management, asset valuation, risk management and asset management services, as well as administration services addressing legal, compliance, investor relations and information technologies necessary for the performance by our Manager. All fees incurred under the support agreement with Interamar are paid by the Sponsor and not the Company. In exchange for its duties under the support agreement, the Sponsor receives a fee representing our Manager’s allocable cost for these services. The fee paid by our Manager pursuant to the support agreement will not constitute a reimbursable expense under the management agreement. However, under the support agreement, our Sponsor will be entitled to receive reimbursement of expenses incurred on behalf of us or our Manager that we are required to pay to our Manager under the management agreement.

Initial Investment by our Original Sponsor

Our Original Sponsor initially invested $75,000 in us through the purchase of 7,500 shares of our common stock in two private placements at the initial $10.00 per share price of our common stock. Although nothing prohibits our Original Sponsor or Sponsor or its affiliates from acquiring additional shares of our common stock, they currently do not have any options or warrants to acquire any shares. Because our Sponsor through the ownership of the Original Sponsor has taken the initiative in founding and organizing our company, it may therefore be considered a “promoter” of our company for the purposes of applicable securities laws.

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Investment Committee of our Manager

The investment committee of our Manager is a standing committee, established to assist our Manager in fulfilling its oversight responsibilities by (1) considering and approving of each investment made by us, (2) establishing our investment guidelines and overseeing our investments, and the investment activity of other accounts and funds held for our benefit and (3) overseeing the investment activities of certain of our subsidiaries. The investment committee consists of three members, each of whom have been appointed by our Manager, who will serve until such time as such investment committee member resigns or is replaced by our Manager, in its sole and absolute discretion. The investment committee is comprised of Jeffrey Karsh, Janet Pudelko, and Andrew Kowell. In the event that two or more members of the investment committee are interested parties in a transaction, the Independent Representative (defined below) will be required to approve the transaction. See “Conflicts of Interest and Related Party Transactions—Certain Conflict Resolution Measures—Our Policies Relating to Conflicts of Interest”. The investment committee may request information from third parties in making its recommendations.

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MANAGEMENT

Board of Directors

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. Our board of directors has retained our Manager to direct the management of our business and affairs, manage our day-to-day affairs, and implement our investment strategy, subject to the board of directors’ supervision. The current board members are Jeffrey Karsh, Gregory Rollman, who replaced Eliot Bencuya in September 2023, and Justin Fromm. The current Chief Executive Officer and Chief Investment Officer is Jeffrey Karsh, the current Chief Financial Officer is Janet Pudelko, and the current Chief Operating Officer is Andrew Kowell.

Our board of directors is classified into three classes. Gregory Rollman is a Class I director, Jeffrey Karsh is a Class II director and Justin Fromm is a Class III director. The Class I directors have been elected for an initial term ending at the annual meeting of the stockholders the year after election and until his or her successor is elected and qualified. Subsequent Class I directors will be elected for successive terms ending at the annual meeting of the stockholders the third year after election and until his or her successor is elected and qualified. The Class II directors have been elected for an initial term ending at the annual meeting of the stockholders the second year after election and until his or her successor is elected and qualified. Subsequent Class II directors will be elected for successive terms ending at the annual meeting of the stockholders the third year after election and until his or her successor is elected and qualified. The Class III directors have been elected for an initial term ending at the annual meeting of the stockholders the third year after election and until his or her successor is elected and qualified. Subsequent Class III directors will be elected for successive terms ending at the annual meeting of the stockholders the third year after election and until his or her successor is elected and qualified. With respect to the election of directors, each candidate nominated for election to the board of directors must receive a plurality of the votes cast, in person or by proxy, in order to be elected.

Jeffrey Karsh is the owner of our Sponsor and is a principal of our Original Sponsor and serves on the investment committees for each of the three closed-end funds sponsored by our Original Sponsor. Although the Board of Directors has an independent director, Justin Fromm, conflicts of interest may arise. For more details, see “Conflicts of Interest and Related Party Transactions.”

Although the number of board members may be increased or decreased, a decrease may not have the effect of shortening the term of any incumbent director. Any director may resign at any time or may be removed for fraud, gross negligence or willful misconduct as determined by non-appealable decision of a court of competent jurisdiction, or by the stockholders upon the affirmative vote of at least two-thirds of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director will be removed.

Our charter and bylaws provide that any and all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any individual elected to fill such vacancy will serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is duly elected and qualifies.

Our charter and bylaws provide that any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting with the unanimous consent, in writing or by electronic transmissions, of each stockholder entitled to vote on the matter.

Under Maryland law, our directors must perform their duties in good faith and in a manner each director believes to be in our best interests. Further, our directors must act with such care as a prudent person in a similar position would use under similar circumstances, including exercising reasonable inquiry when taking actions. However, our directors and executive officers are not required to devote all of their time to our business and must devote only such time to our affairs as their duties may require. We do not expect that our directors will be required to devote a substantial portion of their time to us in discharging their duties. One of our directors is also a partner of our Original Sponsor and serves on the investment committees for each of the three closed-end funds sponsored by our Original Sponsor. As a result, conflicts of interest may arise. For more details, see “Conflicts of Interest and Related Party Transactions.”

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Our general investment and borrowing policies are set forth in this offering circular. Our directors may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that our executive officers and Manager follow these policies and that these policies continue to be in the best interests of our stockholders. Unless modified by our directors, we will follow the policies on investments and borrowings set forth in this offering circular.

Committees of the Board of Directors

Our board of directors may delegate many of its powers to one or more committees. As of the date of this offering circular, no board committees have been established.

Executive Officers and Directors

We have provided below certain information about our directors and executive officers.

Name	Age	Position Held
Jeffrey Karsh	35	Director, Chief Executive Officer, Chief Investment Officer
Greg Rollman	34	Director, Member of the Investment Committee
Justin Fromm	35	Director
Janet Pudelko	47	Chief Financial Officer
Andrew Kowell	44	Chief Operating Officer

The address of each director listed above except for Justin Fromm is 9595 Wilshire Blvd #800, Beverly Hills, CA 90212. The address for Justin Fromm is 907 Westwood Boulevard, Suite 442, Los Angeles, CA 90024.

Biographical information for each of our directors, other than Mr. Rollman, may be found above in “Our Manager and the Management Agreement—Management Biographical Information.”

Greg Rollman

Mr. Rollman is the Managing Director, Acquisitions of Tryperion Holdings LLC, the Company’s Sponsor. His primary responsibilities include transaction sourcing and underwriting, as well as leading financings and closings. Prior to Tryperion, Mr. Rollman served as Vice President, Investments at CIM Group, where he was responsible for West Coast market coverage and originations across various investment strategies and all major asset classes. He previously was an investment banking analyst at Solomon Partners from 2011 to 2014. He holds a BS in Economics with a finance concentration from the Wharton School of the University of Pennsylvania.

Justin Fromm

Mr. Fromm is the President and Chief Executive Officer of CapStack Consulting, a full service private equity consulting firm which he founded in 2021. Prior to forming CapStack Consulting, Mr. Fromm spent nearly 3 years at Realty Mogul where he served as Vice President and was responsible for underwriting, structuring and executing value-add and opportunistic transactions. Prior to Realty Mogul, Mr. Fromm was an Associate at Bellwether Asset Management, Inc. (exclusive consultant to Oaktree Capital) where he was active in the asset management of a $3.0 billion portfolio. He holds a Bachelor of Arts degree from Duke University and a Master of Business Administration degree from the University of Southern California.

Compensation of Officers and Directors

Our board of directors has the authority to fix the compensation of all officers that it selects and may pay compensation to directors for services rendered to us in any other capacity. However, we currently do not intend to pay our board members or officers any compensation for serving as members of our board of directors and officers, respectively.

A member of our board of directors who is also an employee of our Manager or our Sponsor is referred to as an executive director. Executive directors will not receive compensation for serving on our board of directors. Our board of directors has the authority to fix the compensation of any non-executive directors that may serve on our board of directors in the future. Our board of directors may pay compensation to directors for services rendered to us in any other capacity. We will also reimburse each of our directors for their travel expenses incurred in connection with their attendance at full board of directors and committee meetings, if any, including meetings of our Manager’s investment committee. We have not made any payments to any of our directors to date.

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Compensation of Executive Officers

We do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by us. Our Chief Executive Officer, Jeffrey Karsh, also serves as an executive officer of our Manager and our Sponsor. Mr. Karsh receives compensation for his services, including services performed for us on behalf of our Manager, from our Sponsor. As an executive officer of our Manager, Mr. Karsh will participate in managing our day-to-day affairs, overseeing the review, selection and recommendation of investment opportunities, servicing acquired investments and monitoring the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear some of the costs of the compensation paid to Mr. Karsh through fees we pay to our Manager, we do not intend to pay any compensation directly to Mr. Karsh.

Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents

For information concerning limitations of liability and indemnification and advancement rights applicable to our directors and officers, see “Description of Capital Stock and Certain Provisions of Maryland Law, Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.”

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MANAGEMENT COMPENSATION

Our Manager and its affiliates will receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets. The items of compensation are summarized in the following table. Neither our Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of shares of our common stock. Our Manager, in its sole discretion, may defer or waive any fee payable to it under the management agreement. All or any portion of any deferred fees will be deferred without interest and paid when our Manager determines.

Form of Compensation	Determination of Amount	Estimated Amount

Organization and Offering Stage

Organization and Offering Expenses	Our Manager is entitled to receive reimbursement for organization and offering expenses in an amount not to exceed 3% of the gross proceeds that we raise in this offering, which, amount has been reduced as noted in the adjacent column “Estimated Amount.”	We will continue to pay or reimburse our Manager for organization and offering expenses in an amount not to exceed 3% of the gross proceeds that we raise in this offering (and up to 3% of the gross proceeds of any future offerings that are a continuation of this offering, which, with respect to the first $50,000,000 of capital we raise, will equal $1,500,000). Because the organization and offering expenses will be paid or borne by the Operating Partnership, the Operating Partnership will specially allocate to us (and not the other limited partners) all items of loss or deduction attributable to such organizational and offering expenses. As a result of these special allocations, upon the final closing of the offering (and at such other times that we determine it is appropriate to make such adjustments), we will adjust the number of OP Units held by the limited partners (other than us) so that such limited partners get the benefit of not bearing such organization and offering expenses (i.e., the percentage interest of the limited partners, other than us, will increase). In addition, the limited partners (other than us) will be issued additional OP Units with an aggregate value equivalent to the amount of additional distributions that such limited partners would have received from the Operating Partnership had such limited partner held the number of OP Units following the adjustment described in the previous sentence at all times since the initial commencement of the offering. To the extent these organization and offering expenses exceed 3% of the gross proceeds that we raise in this offering, the Manager will bear such expenses. As of September 30, 2023, $1,078,385 of organization and offering expenses have been waived by the Manager and $421,615 in organization and offering expenses have been allocated to the Company since inception and recorded in the consolidated statement of stockholders’ equity. No additional organization and offering costs are subject to reimbursement to our Manager until the offering has raised more than $50,000,000.

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Acquisition and Development Stage

Acquisition Fees	None.	—

Reimbursement of Acquisition Expenses	We will reimburse our Manager for actual expenses incurred in connection with the selection or acquisition of an investment, whether or not we ultimately acquire the investment.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Operational Stage

Asset Management Fee	Quarterly asset management fee equal to an annualized rate of 2.00%, which is based on our NAV at the end of each fiscal quarter.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations; we cannot determine these amounts at the present time. As of September 30, 2023, we have paid approximately $3,860,175 in asset management fees.

Servicing Fees	None.

Special Servicing Fees	None.

Financing Fees	None.

Other Operating Expenses

We will reimburse our Manager for out-of-pocket expenses paid to third parties in connection with providing services to us. We will not be responsible to reimburse our Manager for our Manager’s overhead expenses, employee costs, utilities or technology costs.

The expense reimbursements that we will pay to our Manager also include expenses incurred by our Sponsor in the performance of services under the support agreement between our Manager and our Sponsor, including any increases in insurance attributable to the management or operation of our company.

Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Liquidation/Listing Stage

Disposition Fees	None.	—

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PRINCIPAL STOCKHOLDERS

The following table sets forth, as of September 30, 2023, the beneficial ownership of shares of our common stock and shares of our common stock into which OP Units are exchangeable for (i) each person who is the beneficial owner of 10% or more of our outstanding common stock or 10% or more of our outstanding common stock and OP Units as of the date of this offering circular, (ii) each director and executive officer of our Sponsor, and (iii) the directors and executive officers of our Sponsor as a group. To our knowledge, each person that beneficially owns shares of our common stock has sole voting and disposition power with regard to such shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 9595 Wilshire Blvd #800, Beverly Hills, CA 90212.

	Common Stock		Common Stock and OP Units
Name of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage of All Shares	Number of Shares and OP Units Beneficially Owned	Percent of All Shares and OP Units(2)
10% Stockholders(3):
Bruce Karsh	—	—	1,997,615	28.46%

Executive Officers and Directors:
Jeffrey Karsh(4)(5)	7,500	1.25%	3,040,231	43.32%
Gregory Rollman	—	—	—	—
Justin Fromm	—	—	—	—
Janet Pudelko	—	—	—	—
Andrew Kowell	—	—	—	—

All Executive Officers and Directors as a group (5 persons)	7,500	1.25%	3,040,231	43.32%

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person, directly or indirectly, has or shares “voting power,” which includes the power to vote, or to direct the voting of, such security, and/or “investment power,” which includes the power to dispose, or to direct the disposition of, such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	As of September 30, 2023, 7,017,993 OP Units were outstanding.

(3)	In accordance with our charter, as amended, the board of directors has granted waivers to the 9.0% ownership limit, by value or number of shares, whichever is more restrictive, of our outstanding common stock (see “Description of Capital Stock and Certain Provisions of Maryland Law, our Charter and Bylaws—Restrictions on Ownership of Shares”) to the Karsh family.

(4)	The 7,500 shares of common stock for which beneficial ownership is attributed to Jeffrey Karsh are owned of record by the Original Sponsor, which is equally beneficially owned and controlled by each of three partners, of which Mr. Karsh is an executive officer and director of the Company. Consequently, the majority of voting and investing decisions with respect to shares of our common stock held by our Original Sponsor are controlled by Messrs. Bencuya, Karsh, and Kessel

(5)	In connection with our acquisition of Midtown III on September 28, 2023, Jeffrey Karsh contributed $17,754,444 of capital to the Operating Partnership in exchange for 2,532,731 OP Units at the then current offering price of $7.01 per Unit. The Company is currently exploring financing up to 50% of the purchase price with third party lenders. Any proceeds from such financing will be first used by the Operating Partnership to redeem OP Units issued to Jeffrey Karsh based on the same $7.01 price at which the Units were issued.

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CONFLICTS OF INTEREST AND RELATED PARTY TRANSACTIONS

We are subject to various conflicts of interest arising out of our relationship with our Manager, our Sponsor and their affiliates. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we have adopted to mitigate some of the risks posed by these conflicts.

Formation Transactions

On May 31, 2017, we acquired a fee simple interest in Laumeier from the Original Sponsor Funds pursuant to an acquisition agreement. In connection with this acquisition, certain investors of the Original Sponsor Funds contributed an aggregate of $20,700,000 of cash into the Operating Partnership in exchange for an aggregate of 2,070,000 OP Units. The cash invested into the Operating Partnership, along with proceeds from a new mortgage loan, were utilized as part of a series of transactions through which we acquired Laumeier. Following the acquisition, the limited partners in the Operating Partnership continue to be investors in either or both of the Original Sponsor Funds. Of this aggregate investment amount, entities controlled by Bruce Karsh, the father of our Chief Executive Officer, Jeffrey Karsh, and an investor in the Original Sponsor Funds, contributed $19,976,150 of cash into the Operating Partnership in exchange for 1,997,615 OP Units, representing, at the time, a 96.15% beneficial interest in our company on a fully diluted basis.

We acquired Laumeier for approximately $44.4 million or $153 per square foot, which equates to an 8.9% capitalization rate on 2017 net operating income. We financed the acquisition with a $24.6 million senior loan for a 10-year term at a 4.40% fixed interest rate, representing approximately 55% loan-to-value at the time of sale.

We did not conduct arm’s-length negotiations with the parties involved regarding the terms of the formation transactions. In the course of structuring the formation transactions, our Sponsor’s management team had the ability to influence the terms of the formation transactions.

For more detailed information regarding the terms of the formation transactions, including the benefits to related parties, see “Business and Properties.”

Our Affiliates’ Interests in Other Tryperion Entities

General

Certain officers and directors of our Manager and the key real estate professionals of our Sponsor who perform services for us on behalf of our Manager are also officers, directors, managers, and/or key professionals of our Sponsor. These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of our Sponsor may organize other real estate-related programs and acquire for their own account real estate-related investments that may be suitable for us. In addition, our Sponsor may grant equity interests in our Manager to certain management personnel performing services for our Manager.

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Allocation of Investment Opportunities

We rely on our Sponsor’s executive officers and key real estate professionals who act on behalf of our Manager to identify suitable investments. The owner of our Sponsor, along with the other principals of the Original Sponsor, has in the past established and sponsored closed-end private equity real estate funds, and in the future may establish and sponsor additional closed-end private equity real estate funds and additional REIT offerings, as well as other potential investment vehicles (including open-end funds and separate accounts). The existing closed-end private equity real estate funds do, and any future investment vehicles may, have investment criteria similar to ours. If a sale, investment or other business opportunity would be suitable for more than one investment vehicle sponsored by our Sponsor, our Manager’s investment committee will allocate it according to the policies and procedures adopted by our Manager. Any allocation of this type may involve the consideration of a number of factors that our Manager’s investment committee may determine to be relevant. The factors that our Sponsor’s real estate professionals could consider when determining the particular investment vehicle for which an investment opportunity would be the most suitable include the following:

•	the investment objectives and criteria of our Sponsor’s various investment vehicles;

•	the cash requirements of our Sponsor’s various investment vehicles;

•	the effect of the investment on the diversification of the portfolios of our Sponsor’s various investment vehicles by type of investment, and risk of investment;

•	the policy of our Sponsor’s various investment vehicles relating to leverage;

•	the anticipated cash flow of the asset to be acquired;

•	the income tax effects of the purchase on our Sponsor’s various investment vehicles;

•	the size of the investment; and

•	the amount of funds available to our Sponsor’s various investment vehicles.

If a subsequent event or development causes any investment, in the opinion of our Sponsor’s real estate professionals, to be more appropriate for another investment vehicle sponsored by our Sponsor, they may offer the investment to such investment vehicle.

Except under any policies that may be adopted by our Manager, which policies will be designed to minimize conflicts among the affiliates of our Sponsor, no investment vehicle sponsored by our Sponsor will have any duty, responsibility or obligation to refrain from:

•	engaging in the same or similar activities or lines of business as any other investment vehicle sponsored by our Sponsor;

•	doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any other investment vehicle sponsored by our Sponsor;

•	engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any other investment vehicle sponsored by our Sponsor;

•	establishing material commercial relationships with another investment vehicle sponsored by our Sponsor; or

•	making operational and financial decisions that could be considered to be detrimental to another investment vehicle sponsored by our Sponsor.

In addition, any decisions by our Manager to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one entity of our Sponsor more than another entity of our Sponsor or limit or impair the ability of any entity of our Sponsor to pursue business opportunities. In addition, third parties may require as a condition to their arrangements or agreements with or related to any one particular entity of our Sponsor that such arrangements or agreements include or not include another entity of our Sponsor, as the case may be. Any of these decisions may benefit one entity of our Sponsor more than another entity of our Sponsor.

Allocation of Our Affiliates’ Time

We rely on our Sponsor’s key real estate professionals who act on behalf of our Manager, including Jeffrey Karsh, for the day-to-day operation of our business. Jeffrey Karsh is also the principal of our Sponsor. As a result of his interest in other affiliates of our Sponsor, his obligations to other investors and the fact that he engages in and will continue to engage in other business activities on behalf of himself and others, Jeffrey Karsh will face conflicts of interest in allocating his time among us, our Manager and other affiliates of our Sponsor and other business activities in which they are involved. However, we believe that our Manager and its affiliates have sufficient real estate professionals to fully discharge their responsibilities to the affiliates of our Sponsor for which they work.

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Receipt of Fees and Other Compensation by our Manager and its Affiliates

Our Manager and its affiliates will receive an asset management fee from us, which fee has not been negotiated at arm’s length with an unaffiliated third party. This fee could influence our Manager’s advice to us as well as the judgment of affiliates of our Manager, some of whom also serve as our Manager’s officers and directors and the key real estate professionals of our Sponsor. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of provisions in our management agreement involving our Manager and its affiliates, or the support agreements between our Manager and our Sponsor and Interamar;

•	public offerings of equity by us, which will likely entitle our Manager to an increase in the asset management fee;

•	acquisitions of investments from other Sponsor entities, which might entitle affiliates of our Manager or Sponsor to profit participations or to fees in connection with services for the seller;

•	whether and when we seek to list shares of our common stock on a stock exchange or other trading market;

•	whether we seek stockholder approval to internalize our management, which may entail acquiring assets (such as office space, furnishings and technology costs) and the key real estate professionals of our Sponsor who are performing services for us on behalf of our Manager for consideration that would be negotiated at that time and may result in these real estate professionals receiving more compensation from us than they currently receive from our Sponsor;

•	whether and when we seek to sell the company or its assets; and

•	whether and when we merge or consolidate our assets with other companies, including companies affiliated with our Manager.

Unsecured Note Payable to the Original Sponsor

On January 18, 2019, the Company borrowed $15,150,000 from the Original Sponsor to partly fund the acquisition of the Allied Property (the “Affiliate Note Payable II”). The Affiliate Note Payable II was unsecured, had an interest rate of one-month LIBOR plus 0.85% per annum, which was subsequently modified to LIBOR plus 0.60% per annum, calculated on a 365-day year, compounded monthly, and was paid off in February 2022.

Duties Owed by Some of Our Affiliates to Our Manager and our Manager’s Affiliates

Certain officers, directors and key real estate professionals of our Sponsor who are performing services on behalf of our Manager are also officers, directors, managers and/or key professionals of:

•	Tryperion RE Fund I, L.P.; and

•	Tryperion RE Fund II, LP.; and

•	Tryperion RE Fund III, LP.; and

•	Tryperion RE Fund IV LP.

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As a result, they owe duties to each of these entities, their stockholders, members and limited partners. These duties may from time to time conflict with the duties that they owe to us.

No Independent Underwriter

As we are conducting this offering without the aid of an independent underwriter, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with the offering of securities. See “Plan of Distribution.”

Certain Conflict Resolution Measures

Independent Representative

If our Sponsor, our Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted, our Manager will appoint an independent representative (the “Independent Representative”) to protect the interests of the stockholders and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, our Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Our Policies Relating to Conflicts of Interest

In addition to our Manager’s investment allocation policies described above, we have adopted the following policies prohibiting us from entering into certain types of transactions with respect to future investments with our Manager, our Sponsor, their officers or any of their affiliates in order to further reduce the potential for conflicts inherent in transactions with affiliates. Notwithstanding the foregoing, the purchase of our initial property, Laumeier, from investment funds managed by our Original Sponsor, was not approved, nor reviewed, by an Independent Representative.

Pursuant to these conflicts of interest policies, we may not engage in the following types of transactions unless such transaction is approved by the Independent Representative:

•	sell or lease any investments to our Manager, our Sponsor, their officers or any of their affiliates; or

•	acquire or lease any investments from our Manager, our Sponsor, their officers or any of their affiliates.

We may, however, purchase an investment from an entity affiliated with our Sponsor in the event that such entity initially acquires an investment that is suitable for us at a time when we are unable to do so, with the intention of providing us the opportunity to acquire the investment at a later date when we are able to acquire the investment. Other than with respect to the acquisition of our initial property, we will not purchase investments from an entity affiliated with our Sponsor in these circumstances without a determination by the Independent Representative that such transaction is fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset to the applicable entity affiliated with our Sponsor.

In addition, pursuant to these conflicts of interest policies, we will neither make any loans to our Manager, our Sponsor, their officers or any of their affiliates nor borrow money from our Manager, our Sponsor, their officers or any of their affiliates, except as otherwise provided in this offering circular or unless approved by the Independent Representative. These restrictions on loans will only apply to advances of cash that are commonly viewed as loans, as determined by the Manager. By way of example only, the prohibition on loans would not restrict advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought nor would the prohibition limit our ability to advance reimbursable expenses incurred by our Manager, our Sponsor, their officers or any of their affiliates. Notwithstanding the above, from time to time we may borrow from our Sponsor at a rate that is the lesser of (a) market or (b) our Sponsor’s cost of capital.

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These conflicts of interest policies may be amended at any time in our Manager’s discretion.

Related Party Loans and Warehousing of Assets

If we have sufficient funds to acquire only a portion of a real estate investment then, in order to cover the shortfall, we may obtain a related party loan from our Sponsor or its affiliates. Each related party loan will be an unsecured obligation of ours, that is payable solely to the extent that such related party loan remains outstanding. As we sell additional shares of common stock in this offering, we will use the proceeds of such sales to pay down the principal and interest of the related party loan, reducing the payment obligation of the related party loan, and our obligation to the holder of the related party loan. We may also utilize related party loans, from time to time, as a form of leverage to acquire real estate assets. From time to time we may borrow from our Sponsor at a rate that is the lesser of (a) market or (b) our Sponsor’s cost of capital.

As an alternative means of acquiring investments for which we do not yet have sufficient funds, our Sponsor or its affiliates may close and fund a real estate investment prior to it being acquired by us. This ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We may then acquire such investment at a price equal to the fair market value of such investment, provided that its fair market value is materially equal to its cost (i.e., the aggregate equity capital invested by our Sponsor or its affiliates in connection with the acquisition and during the warehousing of such investments, plus assumption of debt and any costs, such as accrued property management fees and transfer taxes, incurred during or as a result of the warehousing or, with respect to debt, the principal balance plus accrued interest net of any applicable servicing fees).

License Agreement

We have entered into a license agreement with our Sponsor, pursuant to which our Sponsor has granted us a non-exclusive, royalty free license to use the names “Tryperion” and “Streitwise”. Other than with respect to this license, we will have no legal right to use the “Tryperion” or “Streitwise” names. We intend to use the “Streitwise” name as a reference to our brand and the “Tryperion” name as a reference to our Sponsor, whose track record we have provided in this offering circular. In the event that our Manager ceases to manage us, we would be required to change our name to eliminate the use of “Tryperion” and “Streitwise”.

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INVESTMENT OBJECTIVES AND STRATEGY

Investment Objectives

Our investment objectives are:

•	to achieve attractive cash yields with the potential for capital appreciation;

•	to grow net cash from operations so more cash is available for dividends to investors;

•	to preserve and protect your capital contribution.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will periodically review our investment guidelines to determine whether our investment guidelines continue to be in the best interests of our stockholders.

Investment Strategy

We intend to use substantially all of the proceeds of this offering to acquire, manage, operate, selectively leverage and opportunistically sell office properties. We intend to acquire and operate real estate and real estate-related assets on an opportunistic basis. Our Sponsor’s management team has extensive experience investing in numerous types of properties, but our primary focus will be on office acquisitions. These properties will be located throughout the U.S. and will be primarily existing, income-producing properties with the potential for long term capital appreciation.

In executing on our business strategy, we believe that we will benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as a fund manager. These competitive advantages include:

•	Our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	Our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire;

•	Our Sponsor’s acquisition experience, which includes seeking, underwriting and evaluating real estate deals in every major asset class and various locations within the U.S., and in a variety of market conditions; and

•	Our Sponsor’s asset management experience, which includes actively monitoring each investment through critical property management, leasing, renovation and disposition activities.

Investment Decisions and Asset Management

Within our investment policies and objectives, our Manager’s investment committee will have substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. We believe that successful real estate investment requires the implementation of strategies that permit favorable purchases and originations, effective asset management and timely disposition of those assets. As such, we have developed a disciplined investment approach that combines the experience of its team of real estate professionals with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active and aggressive management of each asset acquired.

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We believe that active management is critical to creating value. We will continually re-evaluate the exit strategy of each asset in response to the performance of the individual asset, market conditions and our overall portfolio objectives to determine the optimal time to sell or refinance the asset.

To execute our disciplined investment approach, a team of our real estate professionals take responsibility for the business plan of each investment. The following practices summarize our investment approach:

•	Market Research – The investment team completes exhaustive market diligence on demographics, employment drivers, competing properties, and capital market activity.

•	Physical Research – The investment team engages third party property condition, environmental, zoning and code compliance, and building systems assessments to identify prospective investment deferred maintenance items and to validate capital requirement assumptions.

•	Underwriting Discipline – We follow a tightly controlled and managed process to examine all elements of a potential investment, including, with respect to real property, its location, income-producing capacity, prospects for appreciation, potential for principal loss, income tax considerations and liquidity. Only those assets meeting our investment criteria will be accepted for inclusion in our portfolio. In an effort to keep an asset in compliance with those standards, the underwriting team remains involved through the investment life cycle of the asset and consults with the other internal professionals responsible for the asset.

•	Asset Management – Prior to the purchase of an individual asset or portfolio, the Manager’s acquisition team works in tandem with the asset management team to develop an asset business strategy. This is a forecast of the action items to be taken and the capital needed to implement the contemplated business plan in an attempt to achieve the anticipated returns. We review asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle. We have designed this process to allow for realistic yet aggressive enhancement of value throughout the investment period.

Opportunity and Market Overview

Investing with us offers investors the opportunity to gain real estate exposure with lower fees and higher returns relative to other public non-traded REITs. Compared to other public non-traded REITs, we offer lower upfront fees and lower ongoing fees. According to an SEC Bulletin dated August 31, 2015, public non-traded REITs typically charge 10-15% in upfront costs. Our upfront costs are capped at 3%. As of December 31, 2021, the Manager has waived $1,078,385 of organization and offering costs and the Company has reimbursed the Manager $421,615. Therefore, the 3% upfront costs for organization and offering costs will not be borne by any new investments until the Company has raised more than $50 million.

We believe the market for near term acquisition and long-term hold of cash-flowing office properties – through direct equity investments and joint ventures – as well as other real estate-related assets is compelling on a risk-adjusted basis. Given the recent concentration of investment capital into increasingly larger investment vehicles, and the corresponding desire for increasingly bigger deal sizes, we feel well-positioned to benefit from investing in deals falling below the radar of these large institutional investors. Further, our focus on markets with favorable risk-return characteristics should provide the opportunity to take advantage of relatively inexpensive financing to achieve higher cash yields than would be achievable on deals of a similar profile in more efficiently-priced markets.

It is important to note that real estate markets are fickle, and subject to change over time. Although the current opportunity appears to be in smaller deals, conditions could change quickly which may contribute to a shift in our strategy in search of superior risk-adjusted returns.

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Targeted Investments

Prior to acquiring an asset, our Manager’s investment committee will perform an individual analysis of the asset to determine whether it meets our investment guidelines. Our Manager’s investment committee will use the information derived from the analysis in determining whether the asset is an appropriate investment for us.

We intend to invest in office properties, but may invest in other real estate-related assets from time to time. These properties will be mostly existing properties. Generally, we will search for properties that offer steady cash-flow with the potential for capital appreciation in markets with sound economic fundamentals.

In the case of real estate-related investments, we may invest in (1) equity securities such as common stocks, preferred stocks and convertible preferred securities of public or private real estate companies such as other REITs and other real estate operating companies, (2) debt securities such as commercial mortgages, mortgage loan participations, commercial mortgage-backed securities and debt securities issued by other real estate companies, (3) mezzanine loans, bridge loans and certain non-U.S. dollar denominated securities and (4) commercial property types other than office properties.

We intend to hold our assets for a minimum of two years and potentially in excess of ten years from the completion of this offering as may be extended from time to time, but may hold longer or sell sooner based on future market conditions or property performance. We believe that holding our assets for this period will enable us to capitalize on the potential for increased income and capital appreciation of such assets while also providing for a level of liquidity consistent with our investment strategy. Tax rules applicable to REITs may also influence our hold periods for each investment.

Investments in Real Property

In executing our investment strategy with respect to investments in real property, we will seek to invest in assets that we believe will provide strong cash flow characteristics and steady appreciation. To the extent feasible, we will seek to satisfy our investment objectives of achieving attractive cash yields with the potential for capital appreciation. In making investment decisions for us, our Manager’s investment committee will consider relevant real estate property and financial factors, including the location of the property, its income-producing capacity, the prospects for long-term appreciation and its liquidity and income and REIT tax considerations.

We are not limited in the number or size of properties we may acquire or the percentage of net proceeds of this offering that we may invest in a single property. The number and mix of properties we acquire will depend upon real estate and market conditions and other circumstances existing at the time we acquire our properties and the amount of proceeds we raise in this offering.

Our investment in real estate generally will take the form of holding fee title or a long-term leasehold estate, and is expected to be most commonly owned directly through a special purpose entity. We may selectively acquire properties with joint venture partners. In addition, we may purchase properties and lease them back to the sellers of such properties. Although we will use our best efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a “true lease” so that we will be treated as the owner of the property for U.S. federal income tax purposes, the IRS could challenge such characterization. In the event that any such sale-leaseback transaction is recharacterized as a financing transaction for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. See “U.S. Federal Income Tax Considerations—Requirements for Qualification—Gross-Income Tests—Sale-Leaseback Transactions.”

We intend to invest in markets with favorable risk-return characteristics. As a result, our actual investments may result in concentrations in a limited number of geographic regions. We will make our investments in or in respect of real estate assets located in the United States.

Our obligation to purchase any property generally will be conditioned upon the delivery and verification of certain documents:

•	environmental reports;

•	surveys;

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•	evidence of marketable title subject to such liens and encumbrances as are acceptable to our Manager;

•	financial statements covering recent operations of properties having operating histories; and

•	title, property, liability, and other insurance policies.

We will not purchase any property unless and until we obtain what is generally referred to as a “Phase I” environmental site assessment and are generally satisfied with the environmental status of the property. A Phase I environmental site assessment consists primarily of a visual survey of the building and the property in an attempt to identify areas of potential environmental concerns, visually observing neighboring properties to assess surface conditions or activities that may have an adverse environmental impact on the property, surveying of the ownership history, and contacting local governmental agency personnel and performing a regulatory agency file search in an attempt to determine any known environmental concerns in the immediate vicinity of the property. A Phase I environmental site assessment does not generally include any sampling or testing of soil, groundwater or building materials from the property.

Generally, sellers engage and pay third party brokers or finders in connection with the sale of an asset. Although we do not expect to do so on a regular basis, we may from time to time compensate third party brokers or finders in connection with our acquisitions.

We may enter into arrangements with the seller of a property whereby the seller agrees that, if during a stated period the property does not generate a specified cash flow, the seller will pay in cash to us or credit us with a sum necessary to reach the specified cash flow level, subject in some cases to negotiated dollar limitations. In determining whether to purchase a particular property, we may, in accordance with customary practices, obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and is normally credited against the purchase price if the property is purchased. In purchasing properties, we will be subject to risks generally incident to the ownership of real estate.

Office Properties

We will seek to acquire office properties for rental operations. In each case, these office properties will meet our investment objectives and may include low-rise, mid-rise and high-rise office buildings and office parks in urban and suburban locations. Specifically, we will seek to acquire office properties that offer steady cash flow or the opportunity to achieve steady cash flow as well as the potential for long term capital appreciation. We may purchase any type of office property, including properties that require capital improvement or lease-up to enhance stockholder returns. Location, condition, design, construction quality and amenities are key characteristics for office properties. We will focus on markets with favorable risk-return characteristics.

The terms and conditions of any office lease that we enter into with our tenants may vary substantially; however, we expect that a majority of our leases will be standardized leases customarily used between landlords and tenants for the specific type and use of the property in the geographic area where the property is located.

Other Possible Investments

Although we expect that most of our investments will be office properties, we may make other investments, such as investments in commercial properties besides office. In fact, we may invest in whatever types of interests in real estate-related assets that we believe are in our best interests. Although we can purchase any type of interest in real estate-related assets, our conflicts of interest policy does limit certain types of investments involving our Manager, our Sponsor, their officers or any of their affiliates. See “Conflicts of Interest and Related Party Transactions—Certain Conflict Resolution Measures.”

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Lack of Allocation Requirements

Nothing in our charter, organizational documents or otherwise provides for restrictions or limitations on the percentage of our investments that must be (i) in a given geographic area, (ii) of a particular type of real estate, or (iii) acquired utilizing a particular method of financing. The board of directors may change our targeted investments and investment guidelines without specific restrictions or limitations related to geographic location, diversification, or otherwise. See “Risk Factors—Risks Related to an Investment in our Company.”

Investment Process

Our Manager has the authority to make all the decisions regarding our investments consistent with the investment guidelines and borrowing policies approved by our Manager’s investment committee and subject to the direction and oversight of our Manager’s investment committee. Our Manager’s investment committee must approve all investments. We will not, however, purchase or lease assets in which our Manager, any of our officers or any of their affiliates has an interest without a determination by the Independent Representative that such transaction is fair and reasonable to us and at a price to us that is not materially greater than the fair value that could be achieved through an arms-length sale, which fair value could be determined by an independent appraisal. In the event that two or more members of the investment committee are interested parties in a transaction, the Independent Representative will consider and vote upon the approval of the transaction. Our Manager’s investment committee will periodically review our investment guidelines and our investment portfolio. Changes to our investment guidelines must be approved by our Manager’s investment committee.

Our Manager focuses on the sourcing, acquisition and management of commercial real estate. In selecting investments for us, our Manager utilizes our Sponsor’s established investment and underwriting process, which focuses on ensuring that each prospective investment is being evaluated appropriately. The criteria that our Manager considers when evaluating prospective investment opportunities include:

•	downside protection;

•	real estate market factors that may influence real estate valuations;

•	fundamental analysis of the real estate, including tenant rosters, lease terms, zoning, operating costs and the asset’s overall competitive position in its market;

•	real estate and leasing market conditions affecting the real estate;

•	the cash flow in place and projected to be in place over the expected hold period of the real estate;

•	the appropriateness of estimated costs and timing associated with capital improvements of the real estate;

•	review of third-party reports, including property condition, title, zoning and environmental reports;

•	physical inspections of the real estate and analysis of markets; and

•	the overall structure of the investment and rights in the transaction documentation.

If a potential investment meets our Manager’s underwriting criteria, our Manager will review the proposed transaction structure, including, with respect to joint ventures, distribution and waterfall criteria, governance and control rights, buy-sell provisions and recourse provisions. Our Manager will evaluate our position within the overall capital structure and our rights in relation to potential joint venture partners. Our Manager will analyze each potential investment’s risk-return profile and review financing sources, if applicable, to ensure that the investment fits within the parameters of financing facilities and to ensure performance of the real estate asset.

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Borrowing Policy

We believe that our Sponsor’s ability to obtain both competitive financings and its relationships with top tier financial institutions should allow our Manager to successfully employ competitively-priced, moderate levels of borrowing in order to enhance our returns. Although our investment strategy is not contingent on financing our assets in the capital markets, our Sponsor’s past experience in procuring a range of debt facilities should provide our Manager with an advantage in potentially obtaining conservatively structured term financing for many of our investments, to the extent available, through capital markets and other financing transactions.

We intend to employ leverage in order to provide more funds available for investment. We believe that prudent use of leverage will help us to achieve our diversification goals and potentially enhance the returns on our investments. We expect that once we have fully invested the proceeds of this offering, our debt financing, on a portfolio-wide basis, will be between 40-60% (through senior secured loans) of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets, although it may exceed this level during our offering stage. We may at times use unsecured related party loans in order to provide us with working capital. Our Manager may from time to time modify our leverage policy in its discretion. As of September 30, 2023, our portfolio is leveraged at 45% loan to value.

Operating Policies

Interest Rate Risk Management / Hedging Activities. We may engage in hedging transactions to protect our investment portfolio and variable rate leverage from interest rate fluctuations and other changes in market conditions. These transactions may include interest rate swaps, the purchase or sale of interest rate collars, caps or floors, options, mortgage derivatives and other hedging instruments. These instruments may be used to hedge as much of the interest rate risk as we determine is in the best interest of our stockholders, given the cost of such hedges and the need to maintain our qualification as a REIT. We may from time to time enter into interest rate swap agreements to offset the potential adverse effects of rising interest rates under certain short-term repurchase agreements. We may elect to bear a level of interest rate risk that could otherwise be hedged when our Manager believes, based on all relevant facts, that bearing such risk is advisable or economically unavoidable.

Equity Capital Policies. Our charter authorizes us to issue 1,000,000,000 shares of capital stock, of which 900,000,000 shares are designated as common stock and 100,000,000 shares are designated as preferred stock. We will issue up to 5,000,000 shares of our common stock in this offering and have issued an additional 7,500 shares of our common stock in two private placements to our Original Sponsor, in each case, based initially on the price per share of $10.00. Our board of directors may increase the number of authorized shares of capital stock without stockholder approval. After your purchase in this offering, our board of directors may elect to (i) sell additional shares in this or future offerings; (ii) issue equity interests in private offerings; or (iii) otherwise issue additional shares of our capital stock. To the extent we issue additional equity interests after your purchase in this offering your percentage ownership interest in us would be diluted. In addition, depending upon the terms and pricing of any additional offerings, the use of the proceeds and the value of our real estate investments, you may also experience dilution in the book value and fair value of your shares and in the earnings and dividends per share.

Disposition Policies

As each of our investments reach what we believe to be its optimum value during the expected life of the Company, we will consider disposing of the investment and may do so for the purpose of either distributing the net sale proceeds to our stockholders or investing the proceeds in other assets that we believe may produce a higher overall future return to our stockholders. We anticipate that any such dispositions typically would occur during the period within approximately ten years from the termination of this offering as may be extended from time to time (subject to pursuing alternative means of providing liquidity). However, we may sell any or all of our properties or other assets before or after this anticipated holding period if, in the judgment of our Manager’s investment committee, selling the asset is in our best interest. The determination of when a particular investment should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property or other investment is anticipated to decline substantially, whether we could apply the proceeds from the sale of the asset to make other investments consistent with our investment objectives, whether disposition of the asset would allow us to increase cash flow, and whether the sale of the asset would constitute a prohibited transaction under the Code or would impact our status as a REIT. Our ability to dispose of property during the first few years following its acquisition is restricted to a substantial extent as a result of our REIT status. Under applicable provisions of the Code regarding prohibited transactions by REITs, a REIT that sells a property other than foreclosure property that is deemed to be inventory or property held primarily for sale in the ordinary course of business is deemed a “dealer” with respect to any such property and is subject to a 100% penalty tax on the net income from any such transaction unless the sale qualifies for a statutory safe harbor from application of the 100% tax. As a result, our Manager will attempt to structure any disposition of our properties with respect to which our Manager believes we could be viewed as a dealer in a manner to avoid this penalty tax through reliance on the safe harbor available under the Code or through the use of a TRS. See “U.S. Federal Income Tax Considerations—Taxation of Our Company.” Alternatively, the risk of incurring the 100% tax may require the Manager to forgo an otherwise attractive sale opportunity.

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When we determine to sell a particular property or other investment, we will seek to achieve a selling price that maximizes the capital appreciation for investors based on then-current market conditions. We cannot assure you that this objective will be realized. The selling price of a leased office property will be determined in large part by the amount of rent payable by the tenants. The terms of payment will be affected by custom in the area in which the property being sold is located and the then prevailing economic conditions.

Market conditions, our status as a REIT and other factors could cause us to delay the commencement of our liquidation or other liquidity event. Even after we decide to liquidate, we are under no obligation to conclude our liquidation within a set time because the timing of the sale of our assets will depend on real estate and financial markets, economic conditions of the areas in which the properties are located and U.S. federal income tax effects on stockholders that may prevail in the future, and we cannot assure you that we will be able to liquidate our assets. After commencing a liquidation, we would continue in existence until all properties are sold and our other assets are liquidated. In general, the U.S. federal income tax rules applicable to REITs will require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24-month requirement could require us to sell assets at unattractive prices, distribute unsold assets to a “liquidating trust” with potentially unfavorable tax consequences for our stockholders, or terminate our status as a REIT.

Liquidity Event

Subject to then existing market conditions, we may consider alternatives to our liquidation as a means for providing liquidity to our stockholders within approximately ten years from the completion of this offering as may be extended from time to time. While we may seek a liquidity transaction in this time frame, there can be no assurance that a suitable transaction will be available or that market conditions for a transaction will be favorable during that time frame. Our Manager has the discretion to consider a liquidity transaction at any time if it determines such event to be in our best interests. A liquidity transaction could consist of a sale or partial sale of our assets, a sale or merger of the company, a consolidation transaction with other companies managed by our Manager or its affiliates, a listing of our shares on a national securities exchange or a similar transaction. We do not have a stated term, as we believe setting a finite date for a possible, but uncertain future liquidity transaction may result in actions that are not necessarily in the best interest or within the expectations of our stockholders.

Prior to our completion of a liquidity transaction, our stockholder redemption plan may provide an opportunity for you to have your shares of common stock redeemed, subject to certain restrictions and limitations. See “Stockholder Redemption Plan.”

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PLAN OF OPERATION

General

We were formed as a Maryland corporation to invest in and manage a portfolio of commercial real estate properties. We expect to use substantially all of the net proceeds from this offering to acquire a diversified portfolio of primarily office properties with a focus on markets where we feel that the risk-return characteristics are favorable. We may also invest, to a limited extent, in other real estate-related assets. We plan to diversify our portfolio by investment risk with the goal of attaining a portfolio of real estate assets that provide attractive cash yields to our stockholders with the potential for capital appreciation. In furtherance of this goal, on May 31, 2017 we acquired Laumeier from the Original Sponsor Funds for approximately $44.4 million in a cash transaction. Laumeier I, II, and IV (“Laumeier”) is located in the Laumeier Office Park, a premier office location in the South County submarket of St. Louis, Missouri. Laumeier comprises three of the four buildings in the Laumeier Office Park, and totals approximately 297,354 rentable square feet and as of September 30, 2023 is 89.0% leased to 20 active tenants, including the Property Management Office, and 4 executed leases executed that have not yet commenced. Tenants of Laumeier include Panera Bread Company (headquarters) and New Balance (regional headquarters). To fund this acquisition, certain investors of the Original Sponsor Funds contributed an aggregate of $20,700,000 of cash into the Operating Partnership in exchange for an aggregate of 2,070,000 OP Units. The cash invested into the Operating Partnership, along with proceeds from a new mortgage loan, were utilized as part of a series of transactions through which we acquired Laumeier. Additionally, our Original Sponsor purchased 7,500 shares of our common stock from us at $10.00 per share in two private placements, for net proceeds to us of $75,000. Proceeds from this offering will be used to invest in future property acquisitions.

On January 18, 2019, we acquired our second office property located in Carmel, Indiana. Allied is located in the prestigious North Meridian suburban office market of Carmel, Indiana. Allied is comprised of an office building and parking garage building containing a total of 142,147 square feet and as of September 30, 2023 is 100% leased to eight tenants. Tenants of Allied include Allied Solutions, LLC and F.C. Tucker Company, Inc. The Allied acquisition was funded by a $17.6 million senior loan for a 10-year term at a 4.485% fixed interest rate and a $15.2 million unsecured affiliate loan for 1-year extendable terms at a variable interest rate equal to 1-month LIBOR plus 0.85%, which was subsequently amended to LIBOR plus 0.60%. See “Conflicts of Interest and Related Party Transactions.”

On September 28, 2023 we acquired our third office property overall, and second located in Carmel, Indiana. Midtown III is near our Allied property and is comprised of an office building and an obligation to fund 60% of expenses for an adjacent parking garage containing a total of 77,248 square feet and as of September 30, 2023 is 100% leased to 5 tenants. Tenants of Midtown III include MJ Insurance, Inc. and Office Labs Indiana I, LLC. Jeffrey Karsh contributed $17,754,444 of capital to the Operating Partnership in exchange for 2,532,731 OP Units at the then current offering price of $7.01 per Unit. The Company is currently exploring financing up to 50% of the purchase price with third party lenders. Any proceeds from such financing will be first used by the Operating Partnership to redeem OP Units issued to Jeffrey Karsh based on the same $7.01 price at which the Units were issued.

SW Manager, LLC is our Manager. As our Manager, it manages our day-to-day operations and our portfolio of investments. Our Manager also has the authority to make all of the decisions regarding our investments, subject to the direction and oversight of our Manager’s investment committee. Our Manager also provides asset management, marketing, investor relations and other administrative services on our behalf.

We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2017. We believe that we have been organized and have operated in a manner that has allowed us to qualify as a REIT for U.S. federal income tax purposes commencing with such taxable year, and we intend to continue operating in such a manner. As a REIT, we generally will not be subject to U.S. federal income tax to the extent we distribute dividends to our stockholders. We are structured as an UPREIT and will own substantially all of our assets and conduct substantially all of our business through our operating partnership, which was formed on February 22, 2017. We will serve as the sole general partner of our operating partnership and our percentage of ownership interest will increase or decrease in connection with the number of shares of our common stock that we sell. If we sell $50,000,000 of our common stock, including shares sold pursuant to the Plan, we expect to own an approximately 62.91% interest in our operating partnership. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular U.S. federal corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution.

Indebtedness

We financed the acquisition of Laumeier with a $24.6 million senior loan for a 10-year term at a 4.40% fixed interest rate, representing approximately 55% loan-to-value at the time of sale.

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We financed the acquisition of Allied with a $17.6 million senior loan for a 10-year term at a 4.485% fixed interest rate, representing approximately 55% loan-to-value at the time of sale.

Revenue Base

On May 31, 2017 we acquired Laumeier, comprised of approximately 297,354 square feet of rentable area. As of September 30, 2023, Laumeier was approximately 89.0% leased (including committed leases for which terms have not yet commenced). See “Risk Factors” for additional disclosures related to the Panera, LLC lease.

On January 18, 2019 we acquired Allied, comprised of 142,147 square feet of rentable area. As of September 30, 2023, Allied was 100.0% leased.

On September 28, 2023 we acquired Midtown III, comprised of 77,248 square feet of rentable area. As of September 30, 2023, Midtown III was 100.0% leased.

Office Leases. Historically, most leases for Laumeier, Allied and Midtown III were on a full-service gross basis, and we expect to continue to use such leases in the future. A full-service gross lease has a base year expense stop whereby we pay a stated amount of expenses as part of the rent payment while future increases (above the base year stop) in property operating expenses are billed to the tenant based on such tenant’s proportionate square footage in the property. The property operating expenses are reflected in operating expenses, but only the increased property operating expenses above the base year stop recovered from tenants are reflected as tenant recoveries in the statements of income.

Retail Leases. The Allied property includes retail space and the leases for this space are on a triple net basis, and we expect to continue to use such leases for this space in the future. A triple net lease is a lease agreement where the tenant agrees to pay all real estate taxes, building insurance, and maintenance attributable to the tenant based on the tenant’s proportionate square footage in the property. The property operating expenses are reflected in operating expenses, and the recoveries from the tenants are reflected as tenant recoveries in the statements of income.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per investment and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

See the linked sections below regarding our (i) results of operations, (ii) liquidity and capital reserves, and (iii) accounting policies for the period covered by our most recent Semi-Annual and Annual Report on Form 1-SA and 1-K, respectively, for information, which information is hereby incorporated by reference into this offering circular.

•	Form 1-SA for the Semiannual Period Ended June 30, 2023

•	Form 1-K for the Fiscal Year Ended December 31, 2022

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Valuation Policies

General

Our NAV per share is calculated by our Manager at the end of each fiscal quarter on a fully diluted basis using a process that reflects several components, including (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic dividends and (4) estimated accruals of our operating revenues and expenses.

Our Manager calculates NAV using an acceptable valuation method that is determined based on the Manager’s judgment of circumstances that best reflect the value of the assets, which may include the discounted cash flow methodology and the comparable sales methodology that are summarized below.

Discounted Cash Flow Methodology – Our Manager estimates NAV of the Company’s ownership interest in an investment based on a forecasted cash flow stream to the Company (including a contemplated disposition) discounted to a present/fair value at a risk adjusted rate. Yield rates, disposition capitalization rates, and growth assumptions are derived from market transactions as well as other financial and industry data. The discount rate utilized to establish fair value is intended to reflect the leveraged return required of a third-party investor acquiring the Company’s ownership interest at the date of the valuation. The discount rate is also intended to reflect key risk factors associated with real estate properties under development, redevelopment, repositioning, or stabilization, including entitlement risk, construction risk, leasing/sales risk, operation expense risk, credit risk, capital market risk, pricing risk, event risk and valuation risk. Additionally, the fair value is intended to include the timely recognition of estimated entrepreneurial profit after such consideration.

Comparable Sales Methodology – Our Manager also estimates NAV of the Company’s ownership interest in an investment based on completed sales and/or quoted prices in active marketing of comparable assets. Comparable sales are identified by reviewing recent sales of similar vintage in a defined geographic region that are comparable in quality of improvements and tenancy. From the real estate property fair value, our Manager estimates the NAV of the Company’s ownership interest by reducing the real estate property value by (i) any ownership liabilities (i.e. senior loans, secured and unsecured creditors, etc.) and (ii) the ownership interest and/or profit participation of any other members in the applicable venture.

We expect that the NAV calculations described above will primarily be undertaken by our Sponsor’s internal accountants and asset managers who will perform work on behalf of our Manager pursuant to the support agreements between our Manager and our Sponsor and Interamar. Members of our Sponsor and Interamar’s real estate team have previously worked as real estate fund managers, real estate property managers, financial analysts, accountants and real estate market research consultants. Prior to being employed by our Sponsor and Interamar, these team members accumulated direct management experience with real estate development, fund management, leasing, construction and financing in excess of $25 billion of real estate, not including their experience with our Sponsor or Interamar.

In instances where we determine that an independent appraisal of the real estate asset is necessary, including, but not limited to, instances where our Manager is unsure of its ability on its own to accurately determine the estimated values of our commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we may engage an appraiser that has expertise in appraising commercial real estate assets, to act as our independent valuation expert. The independent valuation expert will not be responsible for, or prepare, our NAV per share. However, we may hire a third party to calculate, or assist with calculating, the NAV per share.

The use of different judgments or assumptions would likely result in different estimates of the value of our real estate assets. Moreover, although we evaluate and provide our NAV per share on a quarterly basis, our NAV per share may fluctuate in the interim, so that the NAV per share in effect for any fiscal quarter may not reflect the precise amount that might be paid for your shares in a market transaction. Further, our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any resulting potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders.

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Our goal is to provide a reasonable estimate of the NAV per share on a quarterly basis. However, the majority of our assets consist of commercial office investments and, as with any commercial real estate valuation protocol, the conclusions reached by our Manager will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated NAV per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable. Note, in addition, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

Discussion Regarding NAV Calculation in Connection with Panera Non-Renewal

Pursuant to our disclosure in June 2022, Panera notified us that it would not be renewing its lease upon its expiration in April 2024. Panera is the sole tenant of one of three buildings in our Laumeier Property in St. Louis, MO and accounts for approximately 22.5% of the total rentable square footage of our portfolio and, as of September 30, 2023, approximately 23.8% of our annualized rent. Although Panera is continuing to pay its contractual rent obligations through its lease termination, the uncertainty of how the next few years will unfold results in a non-stabilized asset. This, together with economic conditions such as inflation, rising interest rates, regional bank failures, less demand for office space due to firms allowing their employees to continue working from home post pandemic, and persistent undercurrents of a possible recession have and may continue to impact the market in a negative way, including the market for attracting new tenants and potential lenders and/or buyers.

After considering the above factors, the Board of Directors determined to reduce the NAV per share to a price that is more reflective of current market conditions effective June 16, 2023 to $7.01/share. The Manager’s calculation of the NAV is based on a number of judgments, estimates, considerations, assumptions, and opinions about future events and market performance/conditions, all of which may or may not prove to be correct. There is no assurance that the NAV will not continue to decrease in future periods without successful re-tenanting options or if additional changes occur at the properties within our portfolio.

Quarterly NAV Per Share Adjustments

We set our initial offering price at $10.00 per share, which was the purchase price of our shares, including those purchased pursuant to the distribution reinvestment component of the Plan. The per share purchase price is adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year, will be equal to the sum of our NAV divided by the number of shares outstanding as of the close of business on the last business day of the prior fiscal quarter (NAV per share). The per share purchase price for any shares that may be sold pursuant to the Plan will also be equal to the NAV per share. The per share price as of the date of this offering circular is $7.01.

We file with the SEC on a quarterly basis an offering circular supplement disclosing the quarterly determination of our NAV per share that will be applicable for such fiscal quarter, which we refer to as the pricing supplement. Except as otherwise set forth in this offering circular, we will disclose, on a quarterly basis in an offering circular supplement filed with the SEC, the principal valuation components of our NAV. See “Plan of Operation—Quarterly NAV Per Share Adjustments” for more details.

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Summary of Distribution Reinvestment and Direct Stock Purchase Plan

The following is a summary of the Distribution Reinvestment and Direct Stock Purchase Plan. Appendix C to this offering circular contains the full text of the Plan.

Election to Participate or Terminate Participation

The Plan is comprised of two distinct components: the distribution reinvestment component and the direct stock purchase component. Both components of the Plan are available only to stockholders and a stockholder participating in one component of the Plan need not participate in the other. Furthermore, there is no difference between the shares purchased pursuant to the Direct Stock Purchase Plan and those being offered pursuant to this offering circular. Rather, the Direct Stock Purchase Plan offers a streamlined subscription mechanism that obviates the need for a participating stockholder to have to access and complete the subscription agreement process required of initial purchasers on our website.

You may participate in the Plan by making a written election to participate on your subscription agreement at the time of subscription for shares or by completing and executing an enrollment form or any other Company–approved authorization form that we may make available. Participation in our distribution reinvestment plan will begin with the next distribution payable after receipt of your subscription, enrollment or authorization.

We reserve the right to prohibit qualified retirement plans from participating in our distribution reinvestment plan if such participation would cause our underlying assets to constitute “plan assets” of qualified retirement plans. See “ERISA Considerations.”

We reserve the right to restrict stockholders from acquiring, directly or indirectly, beneficial ownership of more than 9.0% by value or number of shares, whichever is more restrictive, of our outstanding common stock, or 9.0% by value or number of shares, whichever is more restrictive, of our outstanding capital stock; provided however that our board of directors may waive the 9.0% ownership limitations with respect to a particular person if the board of directors receives evidence that ownership in excess of the limit will not jeopardize our REIT status, provided, however, that the Company will restrict such participant from acquiring, directly or indirectly, beneficial or constructive ownership of the Company’s shares in violation of the ownership limits set forth in such Participant’s waiver agreement.

You may terminate participation in our distribution reinvestment plan at any time by delivering written notice to us. A withdrawal from participation in the Plan will be effective with respect to distributions for a distribution period only if written notice of termination is received at least fifteen business days prior to the last day of the period to which the distribution relates. In addition, a transfer of shares by you will terminate your participation in our distribution reinvestment plan with respect to the transferred shares. Further, in the event that you request that we purchase all of your shares, and such request is granted, you shall be deemed to have given written notice to us that you are terminating your participation in our distribution reinvestment plan and are electing to receive all future distributions in cash.

Amendment, Suspension and Termination

We reserve the right to amend, suspend or terminate our distribution reinvestment plan for any reason upon ten days’ notice to you. We may provide such notice by including such information in a separate mailing to you, including via electronic mail.

Distribution Reinvestment Component of the Plan:

The distribution reinvestment component of the Plan will allow you to elect to purchase shares of our common stock, subject to the $47,915,884 offering limit set forth in this offering circular, at a price equal to the NAV per share as determined by us and updated quarterly.

Shares will be purchased under the distribution reinvestment component of the Plan on the date that we make a distribution. By electing to participate in the dividend reinvestment program, all outstanding shares will be included in the Plan. No selling commissions will be paid with respect to shares purchased pursuant to the distribution reinvestment component of the Plan.

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In the event of a subsequent determination that the purchase price for any Shares acquired by a participant under the Plan that participates in the distribution reinvestment component of the Plan represented or will represent a discount in excess of 5% of the fair market value per Share at the time of the Distribution or issuance of Shares pursuant to the Plan, the portion of such Shares issued or to be issued under the Plan representing such excess amount shall be voided, ab initio, and, at the Company’s option, the participation of such Participant in the Plan may be terminated, in which event any current and future Distributions to such former Participant would be paid in cash in lieu of Shares.

Pursuant to the distribution reinvestment component of the Plan, we will apply the cash distributions declared and paid in respect of your shares to the purchase of additional shares for you. Such shares will be sold directly by us to you in the same manner in which we sold the underlying shares to which the distributions relate.

In connection with any matter requiring the vote of our stockholders, subject to any other restrictions on your ability to vote shares, you may vote all shares that you acquire through the distribution reinvestment component of the Plan.

A stockholder will be treated as if the stockholder received a distribution equal to the fair market value of the stock and the stockholder would incur tax on such distribution under the normal rules applicable to distributions (i.e., as either an ordinary dividend, capital gain dividend, return of capital distribution or return in excess of capital). See “U.S. Federal Income Tax Considerations”

Direct Stock Purchase Component of the Plan:

The direct stock purchase component of the Plan will allow you to elect to make optional cash purchases of shares of our common stock, subject to the $47,915,884 offering limit set forth in this offering circular at a price equal to the NAV per share as determined by us and updated quarterly.

Shares will be purchased under the direct stock purchase component of the Plan on a quarterly basis. No selling commissions will be paid with respect to shares purchased pursuant to the direct stock purchase component of the Plan.

Pursuant to the direct stock purchase component of the Plan, you may make optional cash purchases of shares by delivering to us a completed and executed authorization form and your investment funds, provided such authorization and investment funds are received one week before the date such funds are to be invested for a particular quarter.

A stockholder that participates in the distribution reinvestment component of the Plan as well as the direct stock purchase component of the Plan may be treated as receiving a distribution in the amount of any discount attributable to its purchase of shares under the direct stock purchase component of the Plan. Any such distribution would be taxable under the normal rules applicable to distributions (i.e., as either an ordinary dividend, capital gain dividend, return of capital distribution or return in excess of capital). See “U.S. Federal Income Tax Considerations” below for a further discussion of certain tax considerations related to participation in the Plan.

In the event of a subsequent determination that the purchase price for any Shares acquired by a participant under the Plan that participates in the distribution reinvestment component of the Plan represented or will represent a discount in excess of 5% of the fair market value per Share at the time of the Distribution or issuance of Shares pursuant to the Plan, the portion of such Shares issued or to be issued under the Plan representing such excess amount shall be voided, ab initio, and, at the Company’s option, the participation of such Participant in the Plan may be terminated, in which event any current and future Distributions to such former Participant would be paid in cash in lieu of Shares.

Contractual Obligations and Other Long-Term Liabilities

As of September 30, 2023, we did not have any contractual obligations or other long-term liabilities.

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Off-Balance Sheet Arrangements

As of September 30, 2023, we did not have any off-balance sheet arrangements.

Inflation

Substantially all of our leases provide for separate real estate tax and operating expense escalations. In addition, substantially all of the leases provide for fixed rent increases. We believe that inflationary increases may be at least partially offset by the contractual rent increases and expense escalations described above.

Significant Accounting Policies

Please see Note 2 to the Notes to Consolidated Financial Statements (page F-9) for a discussion of the accounting policies that management believes are critical. We consider these policies critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Quantitative and Qualitative Disclosures about Market Risk

Our future income, cash flows and fair values relating to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. We may use derivative financial instruments to manage or hedge interest rate risks related to borrowing.

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DESCRIPTION OF CAPITAL STOCK AND CERTAIN PROVISIONS OF MARYLAND LAW, OUR CHARTER AND BYLAWS

The following description of our capital stock, certain provisions of Maryland law and certain provisions of our charter and bylaws are summaries and are qualified by reference to Maryland law and our charter and bylaws, copies of which are filed as exhibits to the offering statement of which this offering circular is a part. See “Additional Information.” References in this section to “we,” “our,” “us” and “our company” refer to 1st stREIT Office Inc.

General

We were incorporated in Maryland as a corporation on November 9, 2016. Our charter authorizes us to issue: (i) 900,000,000 shares of common stock, $0.01 par value per share and (ii) 100,000,000 shares of preferred stock. We may increase the number of shares of common or preferred stock without stockholder consent. At this time, we have not issued any preferred stock. From inception through September 30, 2023, we have issued 7,500 shares of common stock to our Original Sponsor and 2,084,116 shares of common stock through our Regulation A offering, of which 1,890,510 are outstanding.

We have a December 31st fiscal year end. Additionally, we have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2017. We believe that we have been organized and have operated in a manner that has allowed us to qualify as a REIT for U.S. federal income tax purposes commencing with such taxable year, and we intend to continue operating in such a manner.

Common Stock In General

Holders of our common stock will be entitled to receive such dividends as declared from time to time by our board of directors out of legally available funds, subject to any preferential rights of any preferred stock that we issue in the future. In any liquidation, each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after we pay our liabilities and any preferential dividends owed to preferred stockholders. Holders of shares of our common stock will not have preemptive rights, which means that you will not have an automatic option to purchase any new shares that we issue, nor will holders of our shares of common stock have any preference, conversion, exchange, sinking fund, redemption, or appraisal rights. Our common stock will be non-assessable by us upon our receipt of the consideration for which our board of directors authorized its issuance.

Our board of directors has authorized the issuance of shares of our common stock without certificates. We will not issue shares in certificated form. Information regarding restrictions on the transferability of our shares that, under Maryland law, would otherwise have been required to appear on our stock certificates will instead be furnished to stockholders upon request and without charge.

Through our transfer agent and administrator, Securitize, we maintain a stock ledger that contains the name and address of each stockholder and the number of shares that the stockholder holds. With respect to uncertificated stock, we will continue to treat the stockholder registered on our stock ledger as the owner of the shares until the new owner delivers a properly executed form to us, which form we will provide to any registered holder upon request.

Voting Common Stock

Subject to the restrictions in our charter on transfer and ownership of shares and except as may otherwise be specified in the charter, the holders of our common stock, including stock purchased pursuant to the Plan, are entitled to one vote per share on all matters submitted to a stockholder vote, including election of our directors. Therefore, the holders of a majority of our outstanding shares of common stock can elect the entire board of directors. Except as set forth in our charter, including any articles supplementary with respect to any series of preferred stock we may issue in the future, the holders of our common stock will possess exclusive voting power. Our charter does not provide for cumulative voting in the election of its directors.

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Preferred Stock

Our charter authorizes our board of directors to designate and issue one or more classes or series of preferred stock without approval of our common stockholders. Our board of directors may determine the relative rights, preferences and privileges of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences, and privileges attributable to our common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. Our board of directors has no present plans to issue preferred stock but may do so at any time in the future without stockholder approval.

Preferred Stock to Meet 100 Investor REIT Requirement.

To the extent necessary to assist us in obtaining a sufficient number of stockholders to meet certain of the qualification requirements for taxation as a REIT under the Code, we may in the future undertake to issue and sell up to approximately 125 shares of a new series of preferred stock in a private placement up to approximately 125 investors who qualify as “accredited investors” (as that term is defined in Rule 501(a) of Regulation D under the Securities Act). The preferred stock is expected to be perpetual, pay an annual market dividend for securities of this type and be redeemable by us at a premium to the aggregate liquidation value. For example, if we issue 125 shares of preferred stock with a liquidation price of $1,000 per share and an annual dividend of 12.5%, we would raise additional capital of $125,000 and be required to be pay or set aside for payment, in the aggregate, approximately $15,625 annually, before any dividends on shares of our common stock could be made.

Meetings and Special Voting Requirements

An annual meeting of our stockholders will be held each year, on a date and at the time and place set by the board of directors.

Special meetings of stockholders may be called by our chairman of the board of directors, chief executive officer, president or the board of directors. In addition, a special meeting of the stockholders must be called to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting and the satisfaction by such stockholders of certain procedural requirements set forth in the Bylaws.

The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at any stockholder meeting constitutes a quorum. The affirmative vote of a plurality of all votes cast is sufficient to elect a director. Unless otherwise provided by the Maryland General Corporation Law or our charter, the affirmative vote of a majority of all votes cast is sufficient to approve any other matter which properly comes before the meeting.

Under the Maryland General Corporation Law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Except for amendments of our charter relating to the restrictions on transfer and ownership of shares and the vote required to amend certain provisions of the charter and except for those amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the charter, any amendment to our charter will be valid only if it is declared advisable by the board of directors and approved by the affirmative vote of holders of shares entitled to cast at least two-thirds of all votes entitled to be cast on the matter.

Restrictions on Ownership of Shares

Ownership Limit

To maintain our REIT qualification, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (including certain entities treated as individuals under the Code) during the last half of each taxable year. In addition, at least 100 persons who are independent of us and each other must beneficially own our outstanding shares for at least 335 days per 12-month taxable year or during a proportionate part of a shorter taxable year. Each of the requirements specified in the two preceding sentences will not apply to any period prior to the second year for which we elect to be taxable as a REIT. We may prohibit certain acquisitions and transfers of shares so as to ensure our continued qualification as a REIT under the Code. However, we cannot assure you that this prohibition will be effective.

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To help ensure that we meet these tests, our charter, as amended, prohibits any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 9.0% by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock, or 9.0% by value or number of shares, whichever is more restrictive, of our outstanding capital stock unless exempted by our board of directors. Our board of directors may waive 9.0% ownership limitations with respect to a particular person if the board of directors receives evidence that ownership in excess of the limit will not jeopardize our REIT status. For purposes of this provision, we treat corporations, partnerships and other entities as single persons. Our charter prohibits any actual, beneficial or constructive ownership of our shares, that causes us to fail to qualify as a REIT and such ownership limitation shall not be waived. In addition, our charter prohibits a person from owning, actually or constructively, shares of our outstanding capital stock if such ownership would result in any of our income that would otherwise qualify as “rents from real property” for purposes of the REIT rules to fail to qualify as such. Accordingly, as a result of such limitation, any stockholder that is a tenant of Laumeier or Allied (or any other properties acquired by us) or that actually or constructively owns 10.0% or more of any tenant of Laumeier or Allied (or any other properties acquired by us) will be prohibited from actually or constructively owning 10.0% or more of the shares of our outstanding capital stock.

Any attempted transfer of our shares that, if effective, would result in a violation of our ownership limit or would otherwise cause us to fail to qualify as a REIT (including by virtue of us being “closely held” or through our receipt of related party tenant income) will be null and void and will cause the number of shares causing the violation to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries. Any attempted transfer of our shares that, if effective, would result in our shares being owned by fewer than 100 persons will be null and void. The prohibited transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the attempted transfer. We will designate a trustee of the trust that will not be affiliated with us or the prohibited transferee. We will also name one or more charitable organizations as a beneficiary of the share trust.

Shares held in trust will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The prohibited transferee will not benefit economically from any of the shares held in trust, will not have any rights to dividends, and will not have the right to vote or any other rights attributable to the shares held in the trust. The trustee will receive all dividends on the shares held in trust and will hold such dividends in trust for the benefit of the charitable beneficiary. The trustee may vote any shares held in trust.

Within 20 days of receiving notice from us that any of our shares have been transferred to the trust for the charitable beneficiary, the trustee will sell those shares to a person designated by the trustee whose ownership of the shares will not violate the above restrictions. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee and to the charitable beneficiary as follows. The prohibited transferee will receive the lesser of (i) the price paid by the prohibited transferee for the shares or, if the prohibited transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the prohibited transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares have been transferred to the trust, the shares are sold by the prohibited transferee, then (i) the shares will be deemed to have been sold on behalf of the trust and (ii) to the extent that the prohibited transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess will be paid to the trustee upon demand.

In addition, shares held in the trust for the charitable beneficiary will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee.

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Any person who acquires or attempts to acquire shares in violation of the foregoing restrictions or who would have owned the shares that were transferred to any such trust must give us immediate written notice of such event, and any person who proposes or attempts to acquire or receive shares in violation of the foregoing restrictions must give us at least 15 days’ written notice prior to such transaction. In both cases, such persons will provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.

The foregoing restrictions will continue to apply until our board of directors determines it is no longer in our best interest to continue to qualify as a REIT. The 9.0% ownership limitations described above do not apply to any underwriter in an offering of our shares or to a person or persons exempted from the ownership limit by our board of directors based upon appropriate assurances that our qualification as a REIT would not be jeopardized.

Within 30 days after the end of each taxable year, every owner of 5% or more of our outstanding capital stock will be asked to deliver to us a statement setting forth the number of shares owned directly or indirectly by such person and a description of how such person holds the shares. Each such owner will also provide us with such additional information as we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with our ownership limit.

In addition, our charter provides that, prior to the first date on which any class or series of shares of our capital stock constitutes “publicly-offered securities” (as defined in the Plan Assets Regulation), “benefit plan investors” may not hold, in the aggregate, 25 percent or more of the value of any class or series of shares of our capital stock. If benefit plan investors exceed this 25% limit, we may redeem their interests at a price equal to the then current NAV per share or transfer their interests to a trust for the benefit of a charitable beneficiary. See “ERISA Considerations—The 25% Limit” for more information.

Furthermore, our charter provides that, in the event we determine in our discretion that there is a material likelihood that we would be a fiduciary under applicable law with respect to an investor that is subject to ERISA and/or Section 4975 of the Code (e.g., an IRA), we have the authority to redeem such investor’s interests at a price equal to the then current NAV per share.

These restrictions could delay, defer or prevent a transaction or change in control of us that might involve a premium price for our shares of common stock or otherwise be in the best interests of our stockholders.

Investment Criteria, Minimum Investment and Transfer Restrictions

Pursuant to the requirements of Section 18(b)(4)(D)(ii) of the Securities Act and Rule 251(d)(2)(i)(C) of Regulation A, purchasers of our common stock must be “qualified purchasers,” which means that they are required to satisfy certain investment criteria regarding their net worth or income. Purchasers must either (i) be an accredited investor or (ii) if you are not an accredited investor, the investment in the shares is not more than 10% of the greater of: (a) if you are a natural person: (1) your individual net worth, or joint net worth with your spouse, excluding the value of your primary residence; or (2) your individual income, or joint income with your spouse, received in each of the two most recent years and you have a reasonable expectation that an investment in the shares will not exceed 10% of your individual or joint income in the current year or (b) if you are not a natural person, (1) your revenue, as of your most recently completed fiscal year end; or (2) your net assets, as of your most recently completed fiscal year end. See “Investment Criteria” on page iii of this offering circular for more information.

No stockholder shall, without the prior written approval of the board of directors, transfer any shares of Capital Stock if, in the opinion of counsel, such transfer would result in our being required to become a reporting company under the Exchange Act. Any such transfer shall be void ab initio and the intended transferee shall acquire no rights in such shares of Capital Stock. This restriction shall not apply at any time (i) that we have a class of securities registered under the Exchange Act or are filing reports pursuant to Section 13 or 15(d) under the Exchange Act or (ii) after the board of directors adopts a resolution to such effect.

All subsequent sales must comply with applicable state and federal securities laws.

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The minimum investment required in this offering is 500 shares of common stock. Pursuant to a board policy, you may not transfer your shares of common stock in a manner that causes you or your transferee to own fewer than the number of shares of common stock required to meet the minimum purchase requirements, except for the following transfers without consideration: transfers by gift; transfers by inheritance; intrafamily transfers; family dissolutions; transfers to affiliates; and transfers by operation of law. These minimum investment requirements are applicable unless and until our shares of common stock are listed on a national securities exchange, and these requirements may make it more difficult for you to sell your shares of common stock. We cannot assure you that our shares of common stock will ever be listed on a national securities exchange.

Dividends

We expect that we will declare and pay dividends on a quarterly basis, or more or less frequently as advised by our Manager, in arrears, based on record dates to be established by the Board which are currently expected to be the 25th day of the last month of the applicable quarter for which dividends are declared. Any dividends we make will be following consultation with our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow. We will set the rate of dividends at a level that will be reasonably consistent and sustainable over time. We have not established a minimum distribution level, and our charter does not require that we pay dividends to our stockholders.

During our offering stage, when we may raise capital in this offering more quickly than we acquire income-producing assets, and for some period after our offering stage, we may not be able to pay dividends solely from our cash flow from operations. Further, because we may receive property income or other revenue at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that at least during the early stages of our development and from time to time during our operational stage, we will declare dividends in anticipation of cash flow that we expect to receive during a later period and we will pay these dividends in advance of our actual receipt of these funds. In these instances, we expect to look to third party borrowings or lines of credit to fund our dividends. We may also fund such dividends from the sale of assets or other investments. Our charter permits us to pay dividends from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such dividends. If we pay dividends from sources other than our cash flow from operations, we will have less funds available for investment in properties and other assets.

The source of funds for the distributions made from inception through September 30, 2023, has been 100% from operating cash flow.

To maintain our qualification as a REIT, we must make aggregate annual dividends to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to U.S. federal income tax on the income that we distribute to our stockholders each year. See “U.S. Federal Income Tax Considerations – Requirements for Qualification – Annual Distribution Requirements.” Our board of directors may authorize dividends in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Dividends that you receive, including those reinvested pursuant to the distribution reinvestment component of the Plan, and which are not designated by us as capital gain dividends, will generally be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. However, for taxable years beginning before January 1, 2026, non-corporate taxpayers may deduct 20% of “qualified REIT dividends”. Qualified REIT dividends eligible for this deduction generally will include our dividends received by a non-corporate U.S. stockholder that we do not designate as capital gain dividends and that are not qualified dividend income. To the extent any portion of your distribution is not from current or accumulated earnings and profits, it will not be subject to tax immediately; it will be considered a return of capital for tax purposes and will reduce the tax basis of your investment (and potentially result in taxable gain if such return of capital distributions exceeds your tax basis in your share of common stock upon your sale of the stock). Dividends received pursuant to the distribution reinvestment component of the Plan will be considered a new share purchase as of the distribution date. Dividends that constitute a return of capital, in effect, defer a portion of your tax until your investment is sold or we are liquidated, at which time you will be taxed at capital gains rates. See “U.S. Federal Income Tax Considerations—Taxation of Stockholders – Taxation of Taxable Domestic Stockholders – Dividends” for an additional discussion of these rules. However, because each investor’s tax considerations are different, we suggest that you consult with your tax advisor.

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Business Combinations

Under the Maryland General Corporation Law, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years following the most recent date on which the interested stockholder became an interested stockholder. Maryland law defines an interested stockholder as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation.

After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These supermajority approval requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the Maryland General Corporation Law) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. In addition, a person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

These provisions of the Maryland General Corporation Law do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution exempting any business combinations between us and any other person or entity from the business combination provisions of the Maryland General Corporation Law and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and any person as described above. As a result, any person described above may be able to enter into business combinations with us that may not be in the best interest of our stockholders without compliance by our company with the supermajority vote requirements and other provisions of the statute.

None of these provisions of the Maryland General Corporation Law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. We have opted out of these provisions by resolution of our board of directors. However, our board of directors may, by resolution, opt in to the business combination statute in the future.

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Control Share Acquisitions

The Maryland General Corporation Law provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to any control shares except to the extent approved at a special meeting of stockholders by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter, excluding shares of stock of a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (a) a person who makes or proposes to make a control share acquisition; (b) an officer of the corporation; or (c) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the Maryland General Corporation Law), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares acquired or to be acquired in the control share acquisition. If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights, unless these specific appraisal rights are eliminated under the charter or bylaws.

The control share acquisition statute does not apply to: (a) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our stock. There can be no assurance that this provision will not be amended or eliminated by the board at any time in the future.

Arbitration Provision

Under the arbitration provision contained in our bylaws, either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a claim be final and binding arbitration. We have not determined whether we will exercise our right to demand arbitration but reserve the right to make that determination on a case-by-case basis as claims arise. In this regard, the arbitration provision is similar to a binding arbitration provision as we are likely to invoke the arbitration provision to the fullest extent permissible. The arbitration provision applies to claims under the U.S. federal securities laws and to all claims that are related to our company, including with respect to this offering, our shares, our holdings, our ongoing operations and the management of our investments, among other matters.

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Any arbitration brought pursuant to the arbitration provision must be conducted in Los Angeles, California. The term “claim” as used in the arbitration provision is very broad and includes any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and us (or persons claiming through or connected with us), on the other hand, relating to or arising out of your subscription agreement, the common stock, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except an individual claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court) the validity or enforceability of the arbitration provision, any part thereof, or the entire subscription agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of the arbitration provision is to be given the broadest possible interpretation that will permit it to be enforceable. Based on discussions with and research performed by our counsel, we believe that the arbitration provision is enforceable under federal law, the laws of the State of Maryland, the laws of the State of California, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our bylaws with respect to the arbitration provision or otherwise requiring you to waive certain rights were to be found by a court to be unenforceable, we would abide by such decision.

Before purchasing shares, a potential investor must acknowledge, understand, and agree that: (a) arbitration is final and binding on the parties; (b) the parties are waiving their right to seek remedies in court, including the right to jury trial; (c) pre-arbitration discovery is generally more limited than and potentially different in form and scope from court proceedings; (d) the arbitration award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of a ruling by the arbitrators is strictly limited; and (e) the panel of arbitrators may include a minority of persons engaged in the securities industry. The arbitration provision limits the rights of an investor to many legal remedies and rights otherwise available. See “How to Subscribe—Arbitration Provision.”

BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISION IN OUR BYLAWS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Jury Waiver Provision

Under the jury waiver provision contained in our bylaws (which apply to both initial purchasers of our common stock and also to purchasers in secondary transactions, if any), you are waiving your rights to a trial by jury with respect to any claims under the U.S. federal securities laws and all claims that are related to our company, including with respect to this offering, our shares, our holdings, our ongoing operations and the management of our investments, among other matters.

Based on discussions with and research performed by our counsel, we believe that the jury waiver provisions are enforceable under federal law, the laws of the State of Maryland, the laws of the State of California, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our bylaws with respect to the jury waiver provisions were to be found by a court to be unenforceable, we would abide by such decision.

BY AGREEING TO BE SUBJECT TO THE JURY WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

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Our charter contains such a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law. These limitations of liability do not apply to liabilities arising under the federal securities laws and do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

Our charter also authorizes our company, to the maximum extent permitted by Maryland law, to obligate our company to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at the request of our company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.

Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at the request of our company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit our company to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by him or her on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

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Insofar as the foregoing provisions permit indemnification of directors, executive officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

We will use our existing website, www.streitwise.com, to provide notification of the offering. This offering circular will be furnished to prospective investors at www.streitwise.com via download 24 hours per day, 7 days per week on our website. Our website and Securitize’s technology platform will be the exclusive means by which prospective investors may subscribe in this offering.

Payments for subscriptions must be transmitted directly by wire, cash account, or check to the specified bank account maintained by Streitwise pursuant to the instructions in the subscription agreement.

To ensure that any account changes or updates are made promptly and accurately, all changes and updates should be directed to the transfer agent, including any change to a stockholder’s address, ownership type, or distribution mailing address, as well as stockholder redemption requests under our share redemption program.

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STOCKHOLDER REDEMPTION PLAN

Quarterly Redemption Plan

While you should view your investment as long-term, we have adopted a stockholder redemption plan which may provide an opportunity for our stockholders to have their shares of our common stock redeemed by us, subject to certain restrictions and limitations. Shares may not be redeemed under our stockholder redemption plan until the first anniversary of the date such shares were purchased.

The purchase price for shares redeemed under our stockholder redemption plan will be as follows:

Holding Period from Date of Purchase	Redemption Price(1) (2)
Less than 1 year	No redemption allowed
1 year until 2 years	90.0% of NAV
2 years until 3 years	92.5% of NAV
3 years until 4 years	95.0% of NAV
4 years until 5 years	97.5% of NAV
5 years or more	100% of NAV
In the event of a stockholder’s death or complete disability	100% of NAV

(1)	For purposes of the stockholder redemption plan, the per share redemption price is calculated as a percentage of the NAV per share in effect at the time of the redemption. The redemption price per share for shares redeemed pursuant to the stockholder redemption plan will be further reduced by the aggregate amount of net proceeds per share, if any, distributed to our stockholders following the date that the NAV per share in effect at the time of the redemption was established but prior to the redemption date as a result of the sale of one or more of our assets that constitutes a return of capital distribution as a result of such sales. In addition, the redemption price will be reduced by the aggregate sum of dividends, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the redemption date. For more details on how our Manager determines the net asset value, see “Plan of Operation—Valuation Policies” and “Plan of Operation—Quarterly NAV Share Price Adjustments.”

(2)	A stockholder requesting redemption will be responsible for paying or reimbursing us for any third-party costs incurred by us as a result of the redemption request, including but not limited to, bank transaction charges, custody fees, taxes, assessments and/or transfer agent charges.

Redemption of shares of our common stock will be made quarterly upon written request to us by the last day of the second month of the applicable quarter. We intend to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter, and to endeavor to remit the redemption price within 14 days of the end of such quarter; although payment of the redemption price may be delayed until 21 days after the end of such quarter, due to exigent circumstances, including, without limitation, (1) our partner real estate operators or borrower(s) fail to provide adequate information regarding the assets within a time period that allows us to perform our NAV calculation, which in turn would prevent us from determining share redemption prices; (2) macro-economic crises or property-level events, such as damage to the property, that may affect our ability to make redemptions or determine NAV; and (3) our payment processing provider chooses to discontinue service or has technical outages that prevent us from processing share redemptions in a timely manner. Stockholders may withdraw their redemption request at any time up to three (3) business days prior to the redemption date. If we agree to honor a redemption request, the shares of our common stock to be redeemed will cease to accrue dividends or have voting rights as of the redemption date.

Because the Company’s NAV per share is calculated at the end of each quarter, the redemption price may change between the date the Company receives the redemption request and the redemption date. As a result, the redemption price that a stockholder will receive may be different from the redemption price on the day the redemption request is made.

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Upon the redemption of any shares of our common stock, the redemption price will be reduced by the aggregate sum of dividends, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the date of redemption. If a redemption date with respect to shares of our common stock comes after the record date for the payment of a distribution to be paid on those shares but before the payment or distribution, the registered holders of those shares at the close of business on such record date will be entitled to receive the distribution on the payment date, notwithstanding the redemption of those shares or our default in payment of the distribution.

We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any quarter. In the event that we do not have sufficient funds available to redeem all of the shares of our common stock for which redemption requests have been submitted in any quarter, we plan to redeem shares of our common stock on a pro rata basis on the redemption date. In addition, if we redeem less than all of the shares subject to a redemption request in any quarter, with respect to any unredeemed shares, you can: (i) withdraw your request for redemption; or (ii) ask that we honor your request in a future quarter, if any, when such redemptions can be made pursuant to the limitations of the redemption plan when sufficient funds are available. Such pending requests will be honored on a pro rata basis along with any new requests received in that future quarter. For investors who hold shares of our common stock with more than one record date, redemption requests will be applied to such shares in the order in which they were purchased, on a first in first out basis.

In the event that a stockholder requests redemption of 100% of the shares owned by such stockholder on the date of presentment, and such request is granted, we will waive the one-year holding period requirement for any shares presented that were acquired by such stockholder through our distribution reinvestment plan as well as any shares purchased as part of the Plan. Additionally, in the event that a stockholder requests redemption of 100% of the stockholder’s shares, and such request is granted, the stockholder shall be deemed to have given sufficient written notice that such stockholder is terminating his or her participation in the Plan, and is electing to receive all future distributions in cash.

We are not obligated to redeem shares of our common stock under the redemption plan. We will limit the number of shares to be redeemed during any calendar year to 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year (or 1.25% per quarter), with excess capacity carried over to later quarters in the calendar year). As a result of this limit, as of December 31, 2022, the Company is redeeming shares on a pro-rata basis. Therefore, it is taking several quarters to redeem shares in full. In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed stockholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. Our limits on ownership of our shares also may require us to decline redemption requests that would cause other stockholders to exceed such ownership limits, that would cause us to have less than 100 stockholders or to the extent we determine is necessary to preserve our status as a REIT. In addition, in order to comply with certain of the distribution requirements applicable to REITs we will decline to honor any redemption request that we believe is a “dividend equivalent” redemption as discussed in “U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders—Redemptions of Common Stock.” The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

We will treat a redemption request that would cause a stockholder to own less than 200 shares of our common stock as a request to redeem all of his or her shares of common stock, and we will vary from pro rata treatment of redemptions as necessary to avoid having stockholders holding fewer than 200 shares of our common stock or in other special situations determined by our board of directors.

In several respects we would treat redemptions sought upon a stockholder’s death or complete disability differently from other redemptions:

•	there is no one-year holding requirement; and

•	the purchase price for the redeemed shares will be equal to 100% of NAV per share (as described above).

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Our Manager, in its sole discretion, will determine in good faith whether a stockholder becomes completely disabled based on the definition of “disabled” under the federal Social Security Act. The federal Social Security Act generally defines disabled or disability as the inability to engage in any substantial gainful activity because of a medically determinable physical or mental impairment(s) that either (i) can be expected to result in death or (ii) has lasted or that we can expect to last for a continuous period of not less than 12 months. Our Manager may rely on a determination made by the Social Security Administration’s office in the stockholder’s state in making its determination that the stockholder’s medical condition is considered a disability under the Social Security Act.

Redemption upon complete disability will only be available to stockholders who become completely disabled after the purchase of their shares. If the shares are purchased by joint owners, the redemption upon complete disability or death will be available when either joint owner first becomes completely disabled or dies.

A stockholder requesting redemption will be responsible for paying or reimbursing us for any third-party costs incurred as a result of the redemption request, including but not limited to, bank transaction charges, custody fees, taxes, assessments and/or transfer agent charges.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our remaining stockholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT (for example, if a redemption request would cause a non-redeeming stockholder to violate certain ownership limits applicable to REITs or if a redemption constitutes a “dividend equivalent redemption” that could give rise to a preferential dividend issue, to the extent applicable). Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

We have the right to monitor the trading patterns of stockholders or their financial advisors and we reserve the right to reject any purchase or redemption transaction at any time based on what we deem to be a pattern of excessive, abusive or short-term trading. We expect that there will be no regular secondary trading market for the shares of our common stock in the near term. However, in the event a secondary market for our shares develops, we will terminate our redemption plan.

For more information about our stockholder redemption plan or to submit a redemption request, please contact us by email at equity@streitwise.com.

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DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF

1st STREIT OFFICE OPERATING PARTNERSHIP LP

The following summary of the terms of the Second Amended and Restated Agreement of Limited Partnership of our Operating Partnership does not purport to be complete and is subject to and qualified in its entirety by reference to the Second Amended and Restated Agreement of Limited Partnership of 1st stREIT Office Operating Partnership LP, a copy of which is an exhibit to the offering statement of which this offering circular is a part. See “Additional Information.” References in this section to “we,” “our,” “us” and “our company” refer to 1st stREIT Office Inc.

Management

We are the sole general partner of our Operating Partnership, which is organized as a Delaware limited partnership. We expect to conduct substantially all of our operations and make substantially all of our investments through our Operating Partnership. Pursuant to the partnership agreement, we have full, exclusive and complete responsibility and discretion in the management and control of our Operating Partnership, including the ability to cause our Operating Partnership to enter into certain major transactions including acquisitions, dispositions and refinancings, pay dividends to partners, and to cause changes in our Operating Partnership’s business activities. The partnership agreement will require that our Operating Partnership be operated in a manner that permits us to qualify as a REIT.

Transferability of General Partner Interests; Extraordinary Transactions

We may voluntarily withdraw from our Operating Partnership or transfer or assign our interest in our Operating Partnership or engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets without obtaining the consent of limited partners if either:

•	following such transaction, the equity holders of the surviving entity are substantially identical to our existing stockholders;

•	as a result of such a transaction, all limited partners (other than our company), will receive for each common unit an amount of cash, securities and other property equal in value to the greatest amount of cash, securities and other property paid in the transaction to a holder of shares of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of OP Units (other than those held by our company or its subsidiaries) shall be given the option to exchange its OP Units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer the shares of our common stock received upon exercise of the redemption right immediately prior to the expiration of the offer;

•	if immediately after such a transaction (i) substantially all of the assets of the successor or surviving entity, other than OP Units held by us, are owned, directly or indirectly, by our Operating Partnership, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of OP Units (other than those held by our company or its subsidiaries) shall be given the option to exchange its OP Units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer the shares of our common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or

•	the transaction is to a wholly-owned subsidiary.

Following such transfers, the General Partner may withdraw as the general partner.

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Limited partners generally have no voting or consent rights, except as set forth above and for certain amendments to the partnership agreement. Amendments to reflect the issuance of additional partnership interests or to set forth or modify the designations, rights, powers, duties and preferences of holders of any additional partnership interests in the partnership may be made by the general partner without the consent of the limited partners. In addition, amendments that would not adversely affect the rights of the limited partners in any material respect and certain other specified types of amendments may be made by the general partner without the consent of the limited partners. Otherwise, amendments to the partnership agreement that would adversely affect the rights of the limited partners in any material respect must be approved by limited partners holding a majority of the OP Units (including the OP Units held by our company and our affiliates) and, if such amendments would modify certain provisions of the partnership agreement relating to dividends, allocations, and redemptions, among others, the consent of a majority in interest of the OP Units held by limited partners (other than our company and our affiliates) is required if such an amendment would disproportionately affect such limited partners. In addition, any amendment to the partnership agreement that would convert a limited partner interest into a general partner interest (except for our acquiring such interest) or modify the limited liability of a limited partner would require the consent of each limited partner adversely affected or otherwise will be effective against only those limited partners who provide consent.

Capital Contributions

We have contributed, and we will continue to contribute, directly, to our Operating Partnership substantially all of the net proceeds from this offering and the private placements to our Original Sponsor and substantially all assets directly acquired by us in connection with the formation transactions as our initial capital contribution in exchange for OP Units. The partnership agreement provides that if our Operating Partnership requires additional funds at any time in excess of funds available to our Operating Partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to our Operating Partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the partnership agreement, if we issue any additional equity securities, we are obligated to contribute the proceeds from such issuance as additional capital to our Operating Partnership and we will receive additional OP Units with economic interests substantially similar to those of the securities we issued. In addition, if we contribute additional capital to our Operating Partnership, we generally will revalue the property of our Operating Partnership to its fair market value (as determined by us) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement if there were a taxable disposition of such property for its fair market value (as determined by us) on the date of the revaluation. Our operating partnership may issue preferred partnership interests, in connection with acquisitions of property, our issuance of preferred shares or otherwise, which could have priority over common partnership interests with respect to dividends from our Operating Partnership, including the partnership interests we own.

Redemption Rights

Pursuant to the partnership agreement, any future limited partners, other than our company or our subsidiaries (except to the extent described below), will receive redemption rights, which, beginning one year after issuance, will enable them to cause our Operating Partnership to redeem the OP Units held by such limited partners in exchange for cash or, at our option, shares of our common stock on a one-for-one basis. The cash redemption amount per common unit would be calculated as a percentage of the NAV per share in effect at the time of the redemption, determined in the same manner as payments under our stockholder redemption plan for shares of our common stock. The number of shares of our common stock issuable upon redemption of OP Units held by limited partners may be adjusted upon the occurrence of certain events such as stock dividends, stock subdivisions or combinations. We expect to fund cash redemptions, if any, out of available cash or borrowings. To the extent we assume the redemption request by issuing shares of our common stock to a redeeming limited partner, the redeeming limited partner could then redeem those shares for cash pursuant to our stockholder redemption plan. The partnership agreement provides that, until such time as our common stock is listed for trading on a stock exchange, a limited partner may make its redemption request contingent on such limited partner’s OP Units either (i) being redeemed by the Operating Partnership for cash or (ii) being acquired by us in exchange for shares of our common stock and then those shares being redeemed pursuant to our stockholder redemption plan. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of common stock to the redeeming limited partner could cause:

•	the redeeming partner or any other person to violate any of the restrictions on ownership and transfer of our stock contained in our charter;

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•	a termination of our Operating Partnership for U.S. federal or state income tax purposes (except as a result of the redemption of all units other than those owned by us);

•	our Operating Partnership to cease to be classified as a partnership for U.S. federal income tax purposes (except as a result of the redemption of all units other than those owned by us);

•	our Operating Partnership to become, with respect to any employee benefit plan subject to Title I of ERISA, a “party-in-interest” (as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975(e) of the Code);

•	any portion of the assets of our Operating Partnership to constitute assets of any employee benefit plan pursuant to Department of Labor Regulations Section 2510.2-101;

•	our Operating Partnership to become a “publicly traded partnership,” as such term is defined in Section 7704(b) of the Code, that is taxable as a corporation for U.S. federal income tax purposes;

•	our Operating Partnership to be regulated under the Investment Company Act, the Investment Advisers Act, or ERISA; or

•	an adverse effect on our ability to continue to qualify as a REIT or, except with our consent, cause any taxes to become payable by us under Section 857 or Section 4981 of the Code.

We may, in our sole and absolute discretion, waive any of these restrictions.

In addition to the foregoing, (i) to the extent we redeem common stock of the REIT, the Operating Partnership may redeem common units held by the REIT in order to give effect to such redemption of common stock and (ii) the Operating Partnership may make certain other anti-dilutive adjustments to the REIT’s ownership of common units in order to effect the varying economic arrangements between the REIT on the one hand and the other investors in the Operating Partnership on the other hand (i.e., the disproportionate bearing of certain fees and expenses).

Reimbursement of Expenses

In addition to the administrative and operating costs and expenses incurred by our Operating Partnership, our Operating Partnership generally will pay all of our administrative costs and expenses, including:

•	all expenses relating to our formation and continuity of existence and operation;

•	all expenses relating to our organizational costs and the costs of this offering in an amount not to exceed 3% of the gross proceeds that we raise in this offering (and up to 3% of the gross proceeds of any future offerings that are a continuation of this offering);

•	all expenses relating to registrations and repurchases of securities;

•	all expenses associated with the preparation and filing of any of our periodic or other reports and communications under U.S. federal, state or local laws or regulations;

•	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body;

•	all expenses for compensation of our directors, director nominees, officers and employees; and

•	all of our other operating or administrative costs incurred in the ordinary course of business on behalf of our Operating Partnership.

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Fiduciary Responsibilities

Our directors and officers have duties under applicable Maryland law to manage our company in a manner consistent with the best interests of our stockholders. At the same time, we, as the general partner of our Operating Partnership, have fiduciary duties under applicable Delaware law to manage our Operating Partnership in a manner beneficial to our Operating Partnership and its partners. Our duties to our Operating Partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to our stockholders. The limited partners of our Operating Partnership expressly acknowledge that, as the general partner of our Operating Partnership, we are acting for the benefit of our Operating Partnership, the limited partners and our stockholders collectively. When deciding whether to cause our Operating Partnership to take or decline to take any actions, we, as the general partner, will be under no obligation to give priority to the separate interest of (i) the limited partners in our Operating Partnership (including, without limitation, tax considerations of our limited partners except as provided in a separate written agreement) or (ii) our stockholders.

Dividends

The partnership agreement provides that, subject to the terms of any preferred partnership interests, our Operating Partnership will make non-liquidating dividends at such time and in such amounts as determined by us in our sole discretion, to us and the limited partners in accordance with their respective percentage interests in our Operating Partnership.

Upon liquidation of our Operating Partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans and subject to the terms of any preferred partnership interests, any remaining assets of the partnership will be distributed to us and the limited partners with positive capital accounts in accordance with their respective positive capital account balances.

Allocations

Profits and losses of the partnership (including depreciation and amortization deductions) for each taxable year generally will be allocated to us and the other limited partners in accordance with the respective percentage interests in the partnership, subject to certain allocations to be made with respect to LTIP Units as described below or the terms of any preferred partnership interests or to effect the varying economic arrangements between the REIT on the one hand and the other investors in the Operating Partnership on the other hand (i.e., the disproportionate bearing of certain fees and expenses). All of the foregoing allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and Treasury Regulations promulgated thereunder. To the extent Treasury Regulations promulgated pursuant to Section 704(c) of the Code permit, we, as the general partner, shall have the authority to elect the method to be used by our Operating Partnership for allocating taxable items with respect to any contributed property acquired in connection with this offering or thereafter for which fair market value differs from the adjusted tax basis at the time of contribution, or with respect to properties that are revalued and carried for purposes of maintaining capital accounts at a value different from adjusted tax basis at the time of revaluation, and such election shall be binding on all partners.

Special Allocations and Adjustments

Pursuant to the management agreement, we will pay or reimburse our Manager for organization and offering expenses in an amount not to exceed 3% of the gross proceeds that we raise in this offering (and up to 3% of the gross proceeds of any future offerings that are a continuation of this offering), which, if we raise the maximum offering amount, will equal up to approximately $1,437,477 in this offering. However, our Manager has determined that no additional organizational and offering costs will be subject to reimbursement to our Manager until the offering has raised more than $50,000,000. Because the organization and offering expenses will be paid or borne by the Operating Partnership, the partnership agreement provides that the Operating Partnership will specially allocate to us (and not the other limited partners) all items of loss or deduction attributable to such organizational and offering expenses.  As a result of these special allocations, upon the final closing of the offering (and at such other times that we determine it is appropriate to make such adjustments), we will adjust the number of OP Units held by the limited partners (other than us) so that such limited partners get the benefit of not bearing such organization and offering expenses (i.e., the percentage interest of the limited partners, other than us, will increase). In addition, the limited partners (other than us) will be issued additional OP Units with an aggregate value equivalent to the amount of additional distributions that such limited partners would have received from the Operating Partnership had such limited partner held the number of OP Units following the adjustment described in the previous sentence at all times since the initial commencement of the offering.  To the extent these organization and offering expenses exceed 3% of the gross proceeds that we raise in this offering, the Manager will bear such expenses.

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LTIP Units

We may cause our Operating Partnership to issue LTIP Units, which are intended to qualify as “profits interests” in our Operating Partnership for U.S. federal income tax purposes, to persons providing services to our Operating Partnership. LTIP Units may be issued subject to vesting requirements, which, if they are not met, may result in the automatic forfeiture of any LTIP Units issued. Generally, LTIP Units will be entitled to the same non-liquidating distributions and allocations of profits and losses as the OP Units on a per unit basis.

As with OP Units, liquidating distributions with respect to LTIP Units are made in accordance with the positive capital account balances of the holders of these LTIP Units to the extent associated with these LTIP Units. However, unlike OP Units, upon issuance, LTIP Units generally will have a capital account equal to zero. Upon the sale of all or substantially all of the assets of our Operating Partnership or a book-up event for tax purposes in which the book values of our Operating Partnership’s assets are adjusted, holders of LTIP Units will be entitled to priority allocations of book gain that may be allocated by our Operating Partnership to increase the value of their capital accounts associated with their LTIP Units until these capital accounts are equal, on a per unit basis, to the capital accounts associated with the OP Units. However, if, following the issuance of an LTIP Unit, the assets of the operating partnership are booked down in connection with a book-up event prior to a time at which the LTIP Unit has been specially allocated book gain in an amount necessary to bring its associated capital account balance to the same level as the capital account balance of an OP Unit, book-up gains with respect to subsequent book-up events will not be specially allocated on a priority basis to the LTIP Unit until the cumulative book-up gains of the operating partnership exceed cumulative book losses of the operating partnership during the period from the issuance of such LTIP Unit through the date of such allocation. The amount of these priority allocations will determine the liquidation value of the LTIP Units. In addition, once the capital account associated with a vested LTIP Unit has increased to an amount equal, on a per unit basis, to the capital accounts associated with the OP Units, that LTIP Unit generally may be converted into an OP Unit. The book gain that may be allocated to increase the capital accounts associated with LTIP Units is comprised in part of unrealized gain, if any, inherent in the property of our Operating Partnership on an aggregate basis at the time of a book-up event. Book-up events are events that, for U.S. federal income tax purposes, require a partnership to revalue its property and allocate any unrealized gain or loss since the last book-up event to its partners. Book-up events generally include, among other things, the issuance or redemption by a partnership of more than a de minimis partnership interest.

LTIP Units are not entitled to the redemption right described above, but any OP Units into which LTIP Units are converted are entitled to this redemption right. LTIP Units, generally, vote with the OP Units and do not have any separate voting rights except in connection with actions that would materially and adversely affect the rights of the LTIP Units.

Term

Our operating partnership will continue indefinitely, or until sooner dissolved upon:

•	our bankruptcy, dissolution or withdrawal (unless the limited partners elect to continue the partnership);

•	the sale or other disposition of all or substantially all of the assets of our Operating Partnership;

•	an election by us in our capacity as the general partner; or

•	entry of a decree of judicial dissolution.

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Tax Matters

Our Operating Partnership’s partnership agreement provides that we, as the sole general partner are the tax matters partner or partnership representative of our Operating Partnership and will have authority to handle tax audits and to make tax elections under the Code on behalf of our Operating Partnership.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations relating to our qualification and taxation as a REIT and relating to the purchase, ownership and disposition of our shares of common stock. Because this is a summary that is intended to address only certain material U.S. federal income tax considerations relating to the ownership and disposition of our common stock generally applicable to holders, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

•	the tax consequences to you may vary depending on your particular tax situation;

•	special rules that are not discussed below may apply to you if, for example, you are a broker-dealer, a trust, an estate, a regulated investment company, a REIT, a financial institution, an insurance company, a person who holds 10% or more (by vote or value) of our stock, a person holding their interest through a partnership or similar pass-through entity, a person subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the “Code”), a person holding our common stock as part of a “straddle,” “hedge,” “short sale,” “conversion transaction,” “synthetic security” or other integrated investment, a person who marks-to market our common stock or preferred stock, a tax-deferred or other retirement account, a “controlled foreign corporation,” a “passive foreign investment company,” a person eligible for benefits under an income tax treaty to which the United States is a party, a U.S. expatriate, a U.S. stockholder (as defined below) whose functional currency is not the U.S. dollar or are otherwise subject to special tax treatment under the Code;

•	this summary does not address state, local or non-U.S. tax considerations;

•	this summary does not address other federal tax considerations aside from U.S. federal income taxes, such as alternative minimum taxes or estate taxes;

•	this summary assumes that stockholders hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code;

•	this summary does not address U.S. federal income tax considerations applicable to tax-exempt organizations and non-U.S. persons, except to the limited extent described below;

•	summary does not address the application of tax treaties in general or any particular tax treaty; and

•	this discussion is not intended to be, and should not be construed as, tax advice.

You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of our common stock on your particular tax situation, including any state, local or non-U.S. tax consequences.

For purposes of this discussion, references to “we,” “us” or “our” and any similar terms, refer solely to 1st stREIT Office Inc. and not our Operating Partnership or any other subsidiary.

The information in this section is based on the current Code, current, temporary and proposed Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except in the case of the taxpayer to whom a private letter ruling is addressed, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law, possibly with retroactive effect. Any change could apply retroactively. We have not obtained any rulings from the IRS concerning the tax treatment of the matters discussed below. Thus, it is possible that the IRS could challenge the statements in this discussion that do not bind the IRS or the courts, and that a court could agree with the IRS. Accordingly, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary is also based upon the assumption that we have operated and will continue to operate 1st stREIT Office Inc. and its subsidiaries and affiliated entities in accordance with their applicable organizational documents.

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The U.S. federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our common stock will depend on the stockholder’s particular tax circumstances. You are urged to consult your tax advisor regarding the federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our common stock.

Taxation of 1st stREIT Office Inc.

We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2017. We believe that we have been organized and have operated in a manner that has allowed us to qualify as a REIT for U.S. federal income tax purposes commencing with such taxable year, and we intend to continue operating in such a manner. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to stockholders if it meets the applicable REIT distribution requirements and other requirements for qualification.

Our qualification and taxation as a REIT will depend on our ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels, diversity of share ownership~~,~~ and various other qualification tests imposed under the Code discussed below. In addition, our ability to qualify as a REIT depends in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest. Our ability to qualify as a REIT for a particular year also requires that we satisfy certain asset and gross income tests during such year, some of which depend upon the fair market values of assets in which we directly or indirectly own an interest. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Requirements for Qualification—Failure to Qualify.”

So long as we qualify for taxation as a REIT, we generally will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal income tax on our net income that we distribute currently to our stockholders. This treatment substantially eliminates “double taxation” (that is, taxation at both the corporate and stockholder levels) that generally results from an investment in a corporation.

However, even if we qualify for taxation as a REIT, we will be subject to U.S. federal income tax as follows:

•	We will be taxed at regular corporate rates on any undistributed “REIT taxable income.” REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid. See “—Requirements for Qualification—Annual Distribution Requirements.”

•	If we have net income from “prohibited transactions” we will be subject to a 100% tax on this income. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property. See “—Requirements for Qualification—Prohibited Transactions.”

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•	If we elect to treat property that we acquire with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property will be subject to tax at the highest corporate rate. See “—Requirements for Qualification—Prohibited Transactions” and “—Requirements for Qualification—Foreclosure Property.”

•	If we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which we fail the 75% gross income test for the taxable year or (2) the amount by which we fail the 95% gross income test for the taxable year, multiplied by a fraction intended to reflect our profitability. See “—Requirements for Qualification—Income Tests.”

•	If we fail to satisfy any of the REIT asset tests, as described below, other than a failure by a de minimis amount of the 5% or 10% assets tests, and we qualify for and satisfy certain cure provisions, then we will be required to pay a tax equal to the greater of $50,000 or the product of (x) the net income generated by the nonqualifying assets during the period in which we failed to satisfy the asset tests and (y) the highest U.S. federal income tax rate then applicable to corporations. See “—Requirements for Qualification—Asset Tests.”

•	If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification, but we will be required to pay a penalty of $50,000 for each such failure. See “—Requirements for Qualification—Failure to Qualify.”

•	If we fail to qualify for taxation as a REIT because we fail to distribute by the end of the relevant year any earnings and profits we inherit from a taxable C corporation during the year (e.g., by tax-free merger or tax-free liquidation), and the failure is not due to fraud with intent to evade tax, we generally may retain our REIT status by paying a special distribution, but we will be required to pay an interest charge on 50% of the amount of undistributed non-REIT earnings and profits. See “—Requirements for Qualification—General.”

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders, as described below in “—Requirements for Qualification—General.”

•	We will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which U.S. federal income tax was paid, if we fail to distribute during each calendar year at least the sum of 85% of our REIT ordinary income for the year, 95% of our REIT capital gain net income for the year; and any undistributed taxable income from prior taxable years. See “—Requirements for Qualification—Annual Distribution Requirement.”

•	We will be subject to a 100% penalty tax on some payments we receive or on certain other amounts (or on certain expenses deducted by our TRSs) if arrangements among us, our tenants and/or our TRSs are not comparable to similar arrangements among unrelated parties. See “—Requirements for Qualification—Effect of Subsidiary Entities.”

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•	We may be subject to tax on gain recognized in a taxable disposition of assets acquired by way of a tax-free merger or other tax-free reorganization with a non-REIT corporation or a tax-free liquidation of a non-REIT corporation into us. Specifically, to the extent we acquire any asset from a C corporation in a carry-over basis transaction and we subsequently recognize gain on a disposition of such asset during a five-year period beginning on the date on which we acquired the asset, then, to the extent of any “built-in gain,” such gain will be subject to U.S. federal income tax at the highest regular corporate tax rate, which is currently 21%. Built-in gain means the excess of (i) the fair market value of the asset as of the beginning of the applicable recognition period over (ii) our adjusted basis in such asset as of the beginning of such recognition period. See “—Requirements for Qualification—Tax on Built-in Gains of Former C Corporation Assets.”

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would: (1) include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, (2) be deemed to have paid its proportionate share of the tax that we paid on such gain and (3) be allowed a credit for its proportionate share of the tax deemed to have been paid, with an adjustment made to increase the stockholders’ basis in our stock. See “—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Dividends.”

•	We may have subsidiaries or own interests in other lower-tier entities that are C corporations that will elect, jointly with us, to be treated as our TRSs, the earnings of which would be subject to U.S. federal corporate income tax. See “—Requirements for Qualification—Effect of Subsidiary Entities.”

No assurance can be given that the amount of any such U.S. federal income taxes will not be substantial. In addition, we and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local and foreign income, franchise, property and other taxes on assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

We have elected to be taxed as a REIT under the Code commencing with our taxable year ended December 31, 2017. In order to have so qualified, we must have met and continue to meet the requirements discussed below, relating to our organization, ownership, sources of income, nature of assets and dividends of income to stockholders, beginning with our taxable year ended December 31, 2017, unless otherwise noted.

The Code defines a REIT as a corporation, trust, or association:

(1)        that is managed by one or more trustees or directors;

(2)        the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)        that would be taxable as a domestic corporation, but for its election to be subject to tax as a REIT under Sections 856 through 860 of the Code;

(4)        that is neither a financial institution nor an insurance company subject to applicable provisions of the Code;

(5)        the beneficial ownership of which is held by 100 or more persons for at least 335 days of each taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months;

(6)        during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned directly or indirectly by five or fewer “individuals,” as defined in the Code to include specified entities;

(7)        that makes an election to be taxable as a REIT, or has made this election for a previous taxable year, which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8)        that uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the Code and regulations promulgated thereunder;

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(9)        that has no earnings and profits from any non-REIT taxable year as of a successor to any subchapter C corporation at the close of any taxable year; and

(10)      that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions.

Conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) need not be satisfied during a corporation’s initial tax year as a REIT (which, in our case, was our taxable year ended December 31, 2017).

We believe that we have sufficient diversity of ownership to allow us to satisfy conditions (5) and (6) above. In addition, our charter provides restrictions regarding the transfer of shares of our capital stock that are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above (as described in “Description of Shares—Restriction on Ownership of Shares.”). These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements. In addition, to the extent necessary to assist us in obtaining a sufficient number of stockholders to meet condition (5), we may issue 125 shares of a new series of preferred stock in a private offering.

To monitor its compliance with condition (6) above, a REIT is required to send annual letters to its stockholders requesting information regarding the actual ownership of its shares. If we comply with the annual letters requirement and we do not know or, exercising reasonable diligence, would not have known of our failure to meet condition (6) above, then we will be treated as having met condition (6) above. If you fail or refuse to comply with the demands, you will be required by Treasury Regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information.

We believe that we have complied with condition (7) above because we elected to be taxed as a REIT as part of our U.S. federal income tax return for our taxable year ended December 31, 2017 and we have not revoked such election.

For purposes of condition (8) above, we will use a calendar year for U.S. federal income tax purposes, and we intend to comply with the applicable recordkeeping requirements.

In addition, as described in condition (9) above, a REIT may not have any undistributed C corporation earnings and profits at the end of any taxable year. Upon our election to be taxable as a REIT, any earnings and profits that we may have accumulated while we were taxable as a C corporation would have to be distributed no later than the end of the first year for which we elected REIT status. If we failed to do so, we would not qualify to be taxed as a REIT for that year and a number of years thereafter, unless we are able to rely on certain relief provisions. We believe that we have complied with condition (9) above because we distributed any of our earnings and profits for our taxable year ended December 31, 2017, which is the first year for which we elected to qualify as a REIT.

The Code provides relief from violations of the REIT gross income requirements, as described below under “—Requirements for Qualification—Income Tests,” in cases where a violation is due to reasonable cause and not to willful neglect, and other requirements are met. REITs that take advantage of this relief provision must pay a penalty tax that is based upon the magnitude of the violation. In addition, certain provisions of the Code extend similar relief in the case of certain violations of the REIT asset requirements (see “—Requirements for Qualification—Asset Tests” below) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions are met. Again, REITs that take advantage of this relief provision must pay a penalty tax. If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

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Effect of Subsidiary Entities

Ownership of Partnership Interests. A REIT that is a partner in a partnership (or a member of a limited liability company or other entity that is treated as a partnership for U.S. federal income tax purposes) will be deemed to own its proportionate share of the assets of the partnership based on its interest in partnership capital, and will be deemed to earn its proportionate share of the partnership’s income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs, as described below.

Disregarded Subsidiaries. If a REIT owns a corporate subsidiary (including an entity that is treated as an association taxable as a corporation for U.S. federal income tax purposes) that is a “qualified REIT subsidiary,” the separate existence of that subsidiary is disregarded for U.S. federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a TRS, all of the capital stock of which is owned by the REIT (either directly or through other disregarded subsidiaries). For U.S. federal income tax purposes, all assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. Our qualified REIT subsidiaries will not be subject to U.S. federal income taxation, but may be subject to state and local taxation in some states. Certain other entities also may be treated as disregarded entities for U.S. federal income tax purposes, generally including any wholly-owned domestic unincorporated entity that would be treated as a partnership if it had more than one owner. For U.S. federal income tax purposes, all assets, liabilities and items of income, deduction and credit of any such disregarded entity will be treated as assets, liabilities and items of income, deduction and credit of the owner of the disregarded entity.

In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation (other than a TRS). See “—Requirements for Qualification—Asset Tests” and “—Requirements for Qualification—Income Tests.”

Taxable REIT Subsidiaries. A TRS is a corporation in which we directly or indirectly own stock and that jointly with us elects to be treated as our TRS under Section 856(l) of the Code. In addition, if we have a TRS that owns, directly or indirectly, securities representing more than 35% of the voting power or value of a subsidiary corporation, that subsidiary would also be treated as our TRS. A TRS is subject to U.S. federal income tax and state and local income tax, where applicable, as a regular C corporation.

Generally, a TRS can perform impermissible tenant services without causing us to receive impermissible tenant services income from those services under the REIT income tests. A TRS may also engage in other activities that, if conducted by us other than through a TRS, could result in the receipt of non-qualified income or the ownership of non-qualified assets. However, several provisions regarding the arrangements between a REIT and its TRSs ensure that a TRS will be subject to an appropriate level of U.S. federal income taxation. For example, a TRS is limited in its ability to deduct interest payments made to us in excess of a certain amount. In addition, we will be obligated to pay a 100% penalty tax on some payments that we receive or certain other amounts or on certain expenses deducted by the TRS if the economic arrangements among us, our tenants and/or the TRS are not comparable to similar arrangements among unrelated parties.

We may own interests in one or more TRSs that may perform certain services for our tenants, receive management fee income and/or hold interests in joint ventures and private equity real estate funds that might hold assets or generate income that could cause us to fail the REIT income or asset tests or subject us to the 100% tax on prohibited transactions. Our TRSs may incur significant amounts of U.S. federal, state and local income taxes.

The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable corporation generally would be subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to pay dividends to our stockholders.

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We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary to us is an asset in our hands, and we treat the dividends paid to us from such taxable subsidiary, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations in determining our compliance with the REIT requirements, we may use such entities to undertake indirect activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income such as management fees or activities that would be treated in our hands as prohibited transactions.

Subsidiary REITs

If any REIT in which we acquire an interest fails to qualify for taxation as a REIT in any taxable year, that failure could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation that is not a REIT or a TRS, as further described below.

Income Tests

To qualify as a REIT, we must satisfy two gross income tests annually. First, at least 75% of our gross income generally must be derived from (1) rents from real property, (2) interest on obligations secured by mortgages on real property or on interests in real property, (3) gains from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) other than property held primarily for sale to customers in the ordinary course of our trade or business, (4) dividends from other qualifying REITs and gain (other than gain from prohibited transactions) from the sale of shares of other qualifying REITs, (5) other specified investments relating to real property or mortgages thereon, and (6) for a limited time, qualified temporary investment income. Interest and gain on debt instruments issued by publicly offered REITs that are not secured by mortgages on real property or interests in real property are not qualifying income for the 75% test. Second, at least 95% of our gross income for each taxable year, excluding gross income from prohibited transactions and certain other income and gains described below, must be derived from any combination of income qualifying under the 75% test and dividends, interest and gain from the sale or disposition of stock or securities other than stock or securities held primarily for sale to customers in the ordinary course of our trade or business.

Rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. This limitation does not apply, however, where the lessee leases substantially all of its interest in the property to tenants or subtenants to the extent that the rental income derived by the lessee would qualify as rents from real property had we earned the income directly. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS and either (i) at least 90% of the leased space of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space, or (ii) the property leased is a “qualified lodging facility,” as defined in Section 856(d)(9)(D) of the Code, or a “qualified health care property,” as defined in Section 856(e)(6)(D)(i), and certain other conditions are satisfied. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

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Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, we may provide directly only an insignificant amount of services, unless those services are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, we may not provide “impermissible services” to tenants (except through an independent contractor from whom we derive no revenue and that meets other requirements or through a TRS) without giving rise to “impermissible tenant service income.” Impermissible tenant service income is deemed to be at least 150% of the direct cost to us of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from the property, the services will not disqualify any other income from the property that qualifies as rents from real property, but the impermissible tenant service income will not qualify as rents from real property.

We may directly or indirectly receive dividends from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These dividends generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such dividends will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from a REIT, however, will be qualifying income for purposes of both the 95% and 75% income tests.

We may receive various fees in connection with our operations relating to the origination or purchase of whole loans secured by first mortgages and other loans secured by real property. The fees will generally be qualifying income for purposes of both the 75% and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by the income and profits of any person. Other fees generally are not qualifying income for purposes of either gross income test and will not be favorably counted for purposes of either gross income test. Any fees earned by any TRS will not be included for purposes of the gross income tests.

We have not derived, and do not anticipate deriving, rents based in whole or in part on the income or profits of any person, rents from related party tenants and/or rents attributable to personal property leased in connection with real property that exceeds 15% of the total rents from that property in sufficient amounts to jeopardize our status as REIT. We also have not derived, and do not anticipate deriving, impermissible tenant service income that exceeds 1% of our total income from any property if the treatment of the rents from such property as nonqualifying rents would jeopardize our status as a REIT.

Interest income constitutes qualifying mortgage interest for purposes of the 75% income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. For purposes of this analysis, real property includes ancillary personal property whose value is less than 15% of the total value of the collateral. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, the fair market value of the personal property is 15% or more of the total value of the collateral, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, then the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% income test.

We and our subsidiaries may invest in mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. The IRS has issued Revenue Procedure 2003-65, which provides a safe harbor applicable to mezzanine loans. Under the Revenue Procedure, if a mezzanine loan meets each of the requirements contained in the Revenue Procedure, (1) the mezzanine loan will be treated by the IRS as a real estate asset for purposes of the asset tests described below and (2) interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the 75% income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We intend to structure any investments in mezzanine loans in a manner that generally complies with the various requirements applicable to our qualification as a REIT. In addition, we may be required to retest an otherwise qualifying mezzanine loan if we modify the loan and the modification results in a “significant modification” of the loan for tax purposes. The retesting is applied by comparing the value of the real property collateral at the time of the modification to the outstanding balance of the modified loan. In certain cases, this could result in a previously qualifying loan becoming unqualified in whole or in part. Moreover, if a mezzanine loan or other loan issued by a partnership or disregarded entity was recharacterized as equity for tax purposes, it would likely mean that we should be treated as owning a preferred partnership interest in the underlying assets and would have to include a share of property revenues and gains in our REIT income tests and asset tests as described below. Although loans between unrelated parties are generally respected as debt for tax purposes, no assurance could be given that such loans would not be recharacterized as equity. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, there can be no assurance that the IRS will not challenge the tax treatment of these loans.

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In addition, we and our subsidiaries may invest in the preferred equity of an entity that directly or indirectly owns real property. If the issuer of the preferred equity is taxed as a partnership or an entity disregarded as separate from its owners for U.S. federal income tax purposes (aside from a qualified REIT subsidiary), then a REIT holding preferred equity generally will be treated as owing an interest in the underlying real estate for REIT purposes. As a result, absent sufficient controls to ensure that the underlying real property is operated in compliance with the REIT rules, preferred equity investments may jeopardize the REIT’s compliance with the REIT income and asset tests described below. In addition, the treatment of interest-like preferred returns in a partnership or a disregarded entity (other than a qualified REIT subsidiary) is not clear under the REIT rules and could be treated as non-qualifying income. In addition to the risk of loss of REIT status due to nonqualifying income, if the underlying property is dealer property, our gains from the sale of the property would be subject to a 100% tax. More importantly, in many cases the status of debt-like preferred equity as debt or equity for tax purposes is unclear. If the issuer of the preferred equity is a corporation for U.S. federal income tax purposes, such preferred equity generally will be a nonqualifying asset unless the issuer is a REIT, our own qualified REIT subsidiary, or a TRS.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our U.S. federal income tax return and otherwise comply with the applicable Treasury Regulations. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur unexpectedly exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will fail to qualify as a REIT. Even if these relief provisions apply, a tax would be imposed based on the amount of nonqualifying income.

Asset Tests

At the close of each quarter of our taxable year, we must satisfy five tests relating to the nature of our assets:

(1)	at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and U.S. Government securities. Real estate assets include interests in real property (such as land, buildings, leasehold interests in real property and personal property leased with real property if the rents attributable to the personal property would be rents from real property under the income tests discussed above), interests in mortgages on real property or on interests in real property, shares in other qualifying REITs, stock or debt instruments held for less than one year purchased with the proceeds from an offering of shares of our stock or certain debt, and debt instruments issued by publicly offered REITs;

(2)	not more than 25% of the value of our total assets may be represented by securities other than those in the 75% asset class;

(3)	except for equity investments in REITs, qualified REIT subsidiaries, other securities that qualify as “real estate assets” for purposes of the test described in clause (1) or securities of our TRSs: the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets; we may not own more than 10% of any one issuer’s outstanding voting securities; and we may not own more than 10% of the value of the outstanding securities of any one issuer;

(4)	not more than 20% of the value of our total assets may be represented by securities of one or more TRSs; and

(5)	not more than 25% of the value of our total assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property.

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Securities for purposes of the asset tests may include debt securities that are not fully secured by a mortgage on real property (or treated as such). However, the 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code including, but not limited to, any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (a) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test to securities issued by the partnership; (b) purposes of applying the 10% value test, any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (c) purposes of applying the 10% value test, any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership. In general, straight debt is defined as a written, unconditional promise to pay on demand or at a specific date a fixed principal amount, and the interest rate and payment dates on the debt must not be contingent on profits or the discretion of the debtor. In addition, straight debt may not contain a convertibility feature.

We believe that our assets will comply with the above asset tests and that we can operate so that we can continue to comply with those tests. However, our ability to satisfy these asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination and for which we will not obtain independent appraisals. For example, we may hold significant assets through a TRS or hold significant non-real estate assets (such as certain goodwill), and we cannot provide any assurance that the IRS might not disagree with our determinations.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the 25%, 20% and 5% asset tests and the 10% value limitation at the end of a later quarter solely by reason of changes in the relative values of our assets (including changes in relative values as a result of fluctuations in foreign currency exchange rates). If the failure to satisfy the 25%, 20% or 5% asset tests or the 10% value limitation results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available actions after the close of any quarter as may be required to cure any noncompliance with the 25%, 20% or 5% asset tests or 10% value limitation. If we fail the 5% asset test or the 10% asset test at the end of any quarter, and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets or otherwise satisfy the requirements of such asset tests within six months after the last day of the quarter in which our identification of the failure to satisfy those asset tests occurred to cure the violation, provided that the non-permitted assets do not exceed the lesser of 1% of the total value of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests, or our failure of the 5% and 10% asset tests is in excess of this amount, as long as the failure was due to reasonable cause and not willful neglect and, following our identification of the failure, we filed a schedule in accordance with the Treasury Regulations describing each asset that caused the failure, we are permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps to satisfy the requirements of the applicable asset test within six months after the last day of the quarter in which our identification of the failure to satisfy the REIT asset test occurred, including the disposition of sufficient assets to meet the asset tests. In such case we would be required to pay a tax equal to the greater of $50,000 or the product of (x) the net income generated by the nonqualifying assets during the period in which we failed to satisfy the relevant asset test and (y) the highest U.S. federal income tax rate then applicable to U.S. corporations.

In addition, see the discussion of investments in loans and preferred equity above under “Income Tests” and the discussion below under “Investments in Loans and Preferred Equity” for a discussion of how such investments could impact our ability to meet the asset tests.

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Sale-Leaseback Transactions

We may make investments in the form of sale-leaseback transactions. We intend to treat these transactions as true leases for U.S. federal income tax purposes. However, depending on the terms of any specific transaction, the IRS might take the position that the transaction is not a true lease but is more properly treated in some other manner. If such recharacterization were successful, we would not be entitled to claim the depreciation deductions available to an owner of the property. In addition, the recharacterization of one or more of these transactions might cause us to fail to satisfy the asset tests or the income tests described above and such failure could result in our failing to qualify as a REIT. Alternatively, the amount or timing of income inclusion or the loss of depreciation deductions resulting from the recharacterization might cause us to fail to meet the distribution requirement described below for one or more taxable years absent the availability of the deficiency dividend procedure or might result in a larger portion of our dividends being treated as ordinary income to our stockholders.

Annual Distribution Requirements

To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders each year in an amount at least equal to (1) the sum of (a) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain and (b) 90% of the net income, after tax, from foreclosure property, minus (2) the sum of certain specified items of noncash income. For purposes of the distribution requirements, any built-in gain (net of the applicable tax) we recognize during the applicable recognition period that existed on an asset at the time we acquired it from a C corporation in a carry-over basis transaction will be included in our REIT taxable income. See “—Requirements for Qualification—Tax on Built-in Gains of Former C Corporation Assets” for a discussion of the possible recognition of built-in gain. These distributions must be paid either in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the prior year and if paid with or before the first regular dividend payment date after the declaration is made. The foregoing applies regardless of whether the distributions by us are reinvested pursuant to the Plan.

In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is generally not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in the REIT’s organizational documents. There is no de minimis exception with respect to preferential dividends. To avoid paying preferential dividends, we must treat every stockholder of the class of shares with respect to which we make a distribution the same as every other stockholder of that class, and we must not treat any class of shares other than according to its dividend rights as a class. Under certain technical rules governing deficiency dividends, we could lose our ability to cure an under-distribution in a year with a subsequent year deficiency dividend if we pay preferential dividends. Preferential dividends potentially include “dividend equivalent redemptions.” Accordingly, we intend to pay dividends pro rata within each class, and to abide by the rights and preferences of each class of our shares if there is more than one, and will seek to avoid dividend equivalent redemptions. (See “— Taxation of U.S. Stockholders — Redemptions of Common Stock” below for a discussion of when redemptions are dividend equivalent and measures we intend to take to avoid them.). If the IRS were to take the position that we inadvertently paid a preferential dividend, we may be deemed either to (a) have distributed less than 100% of our REIT taxable income and be subject to tax on the undistributed portion, or (b) have distributed less than 90% of our REIT taxable income and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure. We can provide no assurance that we will not be treated as inadvertently paying preferential dividends.

In general, we will be entitled to a dividends paid deduction equal to the fair market value of the stock received by stockholders under the distribution reinvestment portion of the Plan. In addition, to the extent the direct stock purchase portion of the Plan allows stockholders to purchase such shares at a discount and stockholders participate in both aspects of the Plan, our dividends paid deduction may also include the excess of the fair market value of the stock received by the stockholder under the direct stock purchase plan over the amount of cash paid for the stock. Such dividends will not result in a preferential dividend so long as the investment price is equal to at least 95% of the stock’s fair market value on the distribution date of the distribution reinvestment plan. We intend to operate the Plan so that the Plan does not result in a preferential dividend. However, we cannot assure you that we will not be treated as inadvertently paying a preferential dividend under the Plan.

To the extent that we do not distribute (and are not deemed to have distributed) all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to U.S. federal income tax on these retained amounts at regular corporate tax rates.

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(1)	We will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which U.S. federal income tax was paid, if we fail to distribute during each calendar year at least the sum of: 85% of our REIT ordinary income for the year;

(2)	95% of our REIT capital gain net income for the year; and

(3)	any undistributed taxable income from prior taxable years.

A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, a REIT may elect to have its stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed. Our stockholders would then increase their adjusted basis of their stock by the difference between (a) the amounts of capital gain dividends that we designated and that they include in their taxable income minus (b) the tax that we paid on their behalf with respect to that income.

The deduction for net interest expense incurred by a business is generally limited to 30% of the “adjusted taxable income” of the taxpayer. However, the limitation on the interest expense deduction does not apply to certain small-business taxpayers or electing real property trades or businesses, such as any real property development, redevelopment, construction, reconstruction, acquisition, conversion, rental, operation, management, leasing, or brokerage trade or business. Making the election to be treated as a real property trade or business requires the electing real property trade or business to depreciate non-residential real property, residential rental property, and qualified improvement property over a longer period using the alternative depreciation system. We generally will decide whether to make any available election to treat as a real property trade or business any direct or indirect investment made through an entity that we control.

To the extent that we have available net operating losses carried forward from prior tax years, such losses may reduce the amount of dividends that we must make in order to comply with the REIT distribution requirements. For taxable years beginning after December 31, 2020, the net operating loss deduction is generally limited to 80% of taxable income, where taxable income is determined without regard to the net operating loss deduction itself. Such losses, however, will generally not affect the character, in the hands of our stockholders, of any dividends that are actually made as ordinary dividends or capital gains. See “—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions.”

We intend to make timely distributions sufficient to satisfy the annual distribution requirements.

We anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement and to distribute such greater amount as may be necessary to avoid U.S. federal income and excise taxes. It is possible, however, that, from time to time, we may not have sufficient cash or other liquid assets to fund required distributions as a result, for example, of differences in timing between our cash flow, the receipt of income for GAAP purposes and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves, payment of required debt service or amortization payments, or the need to make additional investments in qualifying real estate assets. The insufficiency of our cash flow to cover our distribution requirements could require us to (1) sell assets in adverse market conditions, (2) borrow on unfavorable terms, (3) distribute amounts that would otherwise be invested in future acquisitions or capital expenditures or used for the repayment of debt, (4) pay dividends in the form of taxable stock dividends or (5) use cash reserves, in order to comply with the REIT distribution requirements. Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. We refer to such dividends as “deficiency dividends.” Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. We will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

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Failure to Qualify

In the event we violate a provision of the Code that would result in our failure to qualify as a REIT, specified relief provisions will be available to us to avoid such disqualification if (1) the violation is due to reasonable cause and not willful neglect, (2) we pay a penalty of $50,000 for each failure to satisfy the provision and (3) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. It is not possible to state whether, in all circumstances, we will be entitled to this statutory relief. If we fail to qualify as a REIT in any taxable year, and the relief provisions of the Code do not apply, we will be subject to tax on our taxable income at regular corporate rates. Dividends to our stockholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Code, dividends to our stockholders will generally be taxable to stockholders who are individual U.S. stockholders at a current maximum U.S. federal rate of 20%, and dividends received by our corporate U.S. stockholders may be eligible for a dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we will also be disqualified from re-electing REIT status for the four taxable years following a year during which qualification was lost.

Tax on Built-in Gains of Former C Corporation Assets

If a REIT acquires an asset from a C corporation in a transaction in which the REIT’s basis in the asset is determined by reference to the basis of the asset in the hands of the C corporation (e.g., a tax-free reorganization under Section 368(a) of the Code), the REIT may be subject to an entity-level tax upon a taxable disposition during a five-year period following the acquisition date. The amount of the tax is determined by applying the highest regular corporate tax rate for U.S. federal income tax purposes, which is currently 21%, to the lesser of (i) the excess, if any, of the asset’s fair market value over the REIT’s basis in the asset on the acquisition date, or (ii) the gain recognized by the REIT in the disposition. The amount described in clause (i) is referred to as “built-in gain.” We do not believe we have acquired and do not currently expect to acquire assets the disposition of which would be subject to the built-in gains tax but are not foreclosed from doing so in the future.

Prohibited Transactions

Net income derived from prohibited transactions is subject to a 100% tax. The term “prohibited transactions” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the specific facts and circumstances. The Code provides a safe harbor pursuant to which sales of properties held for at least two years and meeting certain additional requirements will not be treated as prohibited transactions, but compliance with the safe harbor may not always be practical. We intend to continue to conduct our operations so that no asset that we own (or are treated as owning) will be treated as held as inventory or for sale to customers and that a sale of any such asset will not be treated as having been in the ordinary course of our business. However, part of our investment strategy is to purchase assets that provide an opportunity for gain through capital appreciation, and we may sell such assets if beneficial opportunities arise. Therefore, no assurance can be given that any particular property in which we hold a direct or indirect interest will not be treated as property held for sale to customers, or that the safe-harbor provisions will apply. The 100% tax will not apply to gains from the sale of property held through a TRS or other taxable corporation, although such income will be subject to U.S. federal income tax at regular corporate income tax rates. The potential application of the prohibited transactions tax could cause us to forego potential dispositions of other property or to forego other opportunities that might otherwise be attractive to us (such as developing property for sale), or to undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred.

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Foreclosure Property

Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes an election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum U.S. federal corporate rate (currently 21%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property is held primarily for sale to customers in the ordinary course of a trade or business.

Hedging Transactions

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, any income from a hedging transaction (1) made in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred by us to acquire or own real estate assets, (2) entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests (or any property that generates such income or gain), or (3) that hedges against transactions described in clause (1) or (2) and is entered into in connection with the extinguishment of debt or sale of property that is being hedged against by the transaction described in clause (1) or (2), and which complies with certain identification requirements, including gain from the disposition or termination of such a transaction, will not constitute gross income for purposes of the 95% gross income test and the 75% gross income test. To the extent we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our ability to qualify as a REIT. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

Investments in Loans and Preferred Equity

Except as provided below, in cases where a mortgage loan is secured by both real property and other property, if the outstanding principal balance of a mortgage loan during the year exceeds the value of the real property securing the loan at the time we committed to acquire the loan, which may be the case, for instance, if we acquire a “distressed” mortgage loan, including with a view to acquiring the collateral, a portion of the interest accrued during the year will not be qualifying income for purposes of the 75% gross income test applicable to REITs and a portion of such loan will not be a qualifying real estate asset. Furthermore, we may be required to retest modified loans that we hold to determine if the modified loan is adequately secured by real property as of the modification date. If the IRS were to assert successfully that any mortgage loans we hold were not properly secured by real estate or that the value of the real estate collateral (at the time of commitment or retesting) was otherwise less than the amount of the loan, we could, as mentioned, earn income that is not qualifying for the 75% income test and also be treated as holding a non-real estate investment in whole or part, which could result in our failure to qualify as a REIT. Notwithstanding the foregoing, a mortgage loan secured by both real property and personal property shall be treated as a wholly qualifying real estate asset and all interest shall be qualifying income for purposes of the 75% income test if the combined fair market values of the personal and real property combined exceed the balance of the mortgage and the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral value is less than the outstanding principal balance of the loan.

The IRS has provided a safe harbor with respect to the treatment of a mezzanine loan as a mortgage loan and therefore as a qualifying asset for purposes of the REIT asset tests. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a qualifying real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. However, structuring a mezzanine loan to meet the requirements of the safe harbor may not always be practical. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor, such loans might not be properly treated as qualifying mortgage loans for REIT purposes.

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In addition, we and our subsidiaries may invest in the preferred equity of an entity that directly or indirectly owns real property. If the issuer of the preferred equity is taxed as a partnership or an entity disregarded as separate from its owners for U.S. federal income tax purposes (aside from a qualified REIT subsidiary), we generally will be treated as owing an interest in the underlying real estate for REIT purposes. As a result, absent sufficient controls to ensure that the underlying real property is operated in compliance with the REIT rules, preferred equity investments may jeopardize our compliance with the REIT income and asset tests described above. In addition, the treatment of interest-like preferred returns in a partnership or disregarded entity (other than a qualified REIT subsidiary) also is not clear under the REIT rules and could be treated as non-qualifying income. More importantly, in many cases the status of debt-like preferred equity as debt or equity for tax purposes is unclear. The IRS could challenge our treatment of such preferred equity investment for purposes of applying the REIT income and asset tests and, if such a challenge were sustained, we could fail to continue to qualify as REIT. In addition, if the issuer of the preferred equity is a corporation for U.S. federal income tax purposes, such preferred equity generally will be a nonqualifying asset unless the issuer is a REIT, our own qualified REIT subsidiary, or TRS.

Tax Aspects of Investments in Partnerships

General. We currently hold and anticipate holding direct or indirect interests in one or more partnerships, including the operating partnership. We operate as an Umbrella Partnership REIT, or UPREIT, which is a structure whereby we own a direct interest in the operating partnership, and the operating partnership, in turn, directly or indirectly owns our properties (generally through lower-tier partnerships and disregarded entities, but the operating partnership also may hold properties through lower-tier REITs or TRSs or other taxable corporations).

The following is a summary of the U.S. federal income tax consequences of our investment in the operating partnership if the operating partnership is treated as a partnership for U.S. federal income tax purposes. This discussion should also generally apply to any investment by the operating partnership in a lower-tier property partnership.

A partnership (that is not a publicly traded partnership taxed as a corporation) is generally not subject to tax as an entity for U.S. federal income tax purposes. Rather, partners are allocated their allocable share of the items of income, gain, loss, deduction and credit of the partnership, and are potentially subject to tax thereon, without regard to whether the partners receive any distributions from the partnership. We are required to take into account our allocable share of the foregoing items for purposes of the various REIT gross income and asset tests, and in the computation of our REIT taxable income and U.S. federal income tax liability. Further, there can be no assurance that distributions from the operating partnership will be sufficient to pay the tax liabilities resulting from an investment in the operating partnership or will be sufficient for us to make the distributions necessary for us to maintain our qualification as a REIT or avoid entity-level taxes. However, as the general partner of the operating partnership, we intend to cause the operating partnership to generally make distributions to us necessary for us to make distributions to our stockholders that will allow us to maintain our qualification as a REIT and to avoid entity-level taxes, but no assurance can be given that the operating partnership will be able to make such distributions.

Generally, an entity with two or more members formed as a partnership or non-corporate entity under state law will be taxed as a partnership for U.S. federal income tax purposes unless it specifically elects otherwise or is treated as a corporation under special rules for “publicly traded partnerships.” Because the operating partnership was formed as a partnership under state law, for U.S. federal income tax purposes, the operating partnership will be treated as a partnership, if it has two or more partners and is not treated as a corporation under the publicly traded partnership rules, or a disregarded entity, if it is treated as having one partner. As a result, if the operating partnership becomes wholly owned by us, it will cease to be a partnership for U.S. federal income tax purposes and become a disregarded entity.

Domestic unincorporated entities with more than one owner may be treated as a corporation for U.S. federal income tax purposes, including if the entity is a “publicly traded partnership” that does not qualify for an exemption based on the character of its income. A partnership is a “publicly traded partnership” under Section 7704 of the Code if:

•	interests in the partnership are traded on an established securities market; or

•	interests in the partnership are readily tradable on a “secondary market” or the “substantial equivalent” of a secondary market.

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A partnership whose interests are not traded on an established securities market will not be treated as a publicly traded partnership if it qualifies for certain safe harbors. We intend that interests in the operating partnership (and any partnership invested in by the operating partnership) will comply with a “safe harbor” for partnerships with fewer than 100 partners to avoid being classified as a publicly traded partnership. However, no assurance can be given that the operating partnership or any other partnership in which we indirectly hold an interest will at all times satisfy such safe harbor. We reserve the right to not satisfy any safe harbor.

If the operating partnership has greater than 100 partners for U.S. federal income tax purposes and did not meet any other safe harbor to avoid being treated as a publicly traded partnership, there is a risk that the right of a holder of operating partnership common units to redeem the units for cash (or common stock at our option) could cause operating partnership common units to be considered readily tradable on the substantial equivalent of a secondary market. If the operating partnership is a publicly traded partnership, it will be taxed as a corporation unless at least 90% of its gross income has consisted and will consist of “qualifying income” under Section 7704 of the Code. Qualifying income generally includes real property rents and other types of passive income. The income requirements applicable to REITs under the Code and the definition of qualifying income under the publicly traded partnership rules are very similar. Although differences exist between these two income tests, we do not believe that these differences will cause the operating partnership to fail the 90% gross income test applicable to publicly traded partnerships. However, there is sparse guidance as to the proper interpretation of this 90% gross income test, and thus it is possible that differences will arise that prevent us from satisfying the 90% gross income test.

If for any reason the operating partnership (or any partnership invested in by the operating partnership) is taxable as a corporation for U.S. federal income tax purposes, the character of our assets and items of gross income would change, and as a result, we would most likely be unable to satisfy the applicable REIT requirements under U.S. federal income tax laws discussed above. Further, if any partnership was treated as a corporation, items of income, gain, loss, deduction and credit of such partnership would be subject to U.S. federal corporate income tax, and the partners of any such partnership would be treated as stockholders, with distributions to such partners being treated as dividends.

Income Taxation of Partnerships and their Partners. Although a partnership agreement generally will determine the allocation of a partnership’s income and losses among the partners, such allocations may be disregarded for U.S. federal income tax purposes under Code Section 704(b) and the Treasury Regulations if the allocations do not have “substantial economic effect” and are not otherwise consistent with the partners’ interests in the partnership. If any allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ economic interests in the partnership. We believe that the allocations of taxable income and loss in the operating partnership agreement comply with the requirements of Code Section 704(b) and the Treasury Regulations.

In some cases, special allocations of net profits or net losses will be required to comply with the U.S. federal income tax principles governing partnership tax allocations. Additionally, pursuant to Code Section 704(c), income, gain, loss and deduction attributable to property contributed to the operating partnership in exchange for units must be allocated in a manner so that the contributing partner is charged with, or benefits from, the unrealized gain or loss attributable to the property at the time of contribution. The amount of such unrealized gain or loss is generally equal to the difference between the fair market value and the adjusted basis of the property at the time of contribution. These allocations are designed to eliminate book-tax differences by allocating to contributing partners lower amounts of depreciation deductions and increased taxable income and gain attributable to the contributed property than would ordinarily be the case for economic or book purposes. With respect to any property purchased by the operating partnership, such property generally will have an initial tax basis equal to its fair market value, and accordingly, Code Section 704(c) will not apply, except as described further below in this paragraph. The application of the principles of Code Section 704(c) in tiered partnership arrangements is not entirely clear. Accordingly, the IRS may assert a different allocation method than the one selected by the operating partnership to cure any book-tax differences. In certain circumstances, we create book-tax differences by adjusting the values of properties for economic or book purposes and generally the rules of Code Section 704(c) would apply to such differences as well.

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Some expenses incurred in the conduct of the operating partnership’s activities may not be deducted in the year they were paid. To the extent this occurs, the taxable income of the operating partnership may exceed its cash receipts for the year in which the expense is paid. As discussed above, the costs of acquiring properties must generally be recovered through depreciation deductions over a number of years. Prepaid interest and loan fees, and prepaid management fees are other examples of expenses that may not be deducted in the year they were paid.

Under the rules applicable to U.S. federal income tax audits of partnerships (such as the operating partnership) and the collection of any tax resulting from any such audits or other tax proceedings, the partnership itself may be liable for a hypothetical increase in partner-level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on audit, regardless of changes in the composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment. The rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed against the affected partners, subject to a higher rate of interest than otherwise would apply. In addition, Treasury Regulations provide that a partner that is a REIT may be able to use deficiency dividend procedures with respect to such adjustments.

Taxation of Stockholders

Taxation of Taxable Domestic Stockholders

The term “U.S. stockholder” means a holder of shares of common stock who, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes holds our stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your own tax advisor regarding the consequences of the ownership and disposition of shares of common stock by the partnership.

Dividends. As long as we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income dividends, including dividends that are reinvested pursuant to the distribution reinvestment component of the Plan, made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends. Dividends paid to a non-corporate U.S. stockholder generally will not qualify for the 20% tax rate for “qualified dividend income.” Qualified dividend income generally includes dividends paid to most U.S. non-corporate taxpayers by domestic C corporations and certain qualified foreign corporations. Because we are not generally subject to U.S. federal income tax on the portion of our REIT taxable income distributed to our stockholders, our ordinary dividends generally will not be eligible for the 20% tax rate on qualified dividend income. As a result, our ordinary dividends will continue to be taxed at the higher tax rate applicable to ordinary income. However, the 20% tax rate for qualified dividend income will apply to our ordinary dividends (1) attributable to dividends received by us from taxable corporations, such as a TRS, and (2) to the extent attributable to income upon which we have paid U.S. federal corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our stock becomes ex-dividend. Dividends paid to a corporate U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. If we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution will be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

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For taxable years beginning after December 31, 2017, and on or before December 31, 2025, noncorporate taxpayers are entitled to a deduction of up to 20% of such noncorporate taxpayer’s ordinary REIT dividends.

Dividends from us that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains, to the extent that they do not exceed our actual net capital gains for the taxable year, without regard to the period for which the U.S. stockholder has held our common stock. Corporate U.S. stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at a maximum U.S. federal rate of 20%, in the case of U.S. stockholders who are individuals, trusts, and estates, and 21% for corporations. Capital gains dividends attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% U.S. federal income tax rate for U.S. stockholders who are individuals, trusts or estates, to the extent of previously claimed depreciation deductions.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, we may elect to designate the retained amount as a capital gain dividend with the result that a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s stock. Instead, the distribution will reduce the adjusted basis of such stock. A U.S. stockholder will recognize gain upon a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her stock as long-term capital gain if the shares of stock have been held for more than one year, or short-term capital gain, if the shares of stock have been held for one year or less.

Stockholders may not include in their own income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. For taxable years beginning after December 31, 2020, the net operating loss deduction is generally limited to 80% of taxable income, where taxable income is determined without regard to the net operating loss deduction itself. Taxable dividends from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable dividends from us generally will be treated as investment income for purposes of the investment interest limitations. A U.S. stockholder that elects to treat capital gain dividends, capital gains from the disposition of stock or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts. We will notify stockholders after the close of our taxable year as to the portions of the dividends attributable to that year that constitute ordinary income, return of capital and capital gain. However, the aggregate amount of dividends we may designate as qualified dividend income or as capital gain dividends cannot exceed the dividends actually paid by us during such tax year.

To the extent that a U.S. stockholder elects to participate in the distribution reinvestment component of the Plan, a tax liability may be incurred for distributions withheld and reinvested pursuant to the distribution reinvestment component of the Plan. In general, a stockholder will be treated as receiving a distribution equal to the fair market value of the shares received. If shares were treated as being purchased through the distribution reinvestment component of the Plan at a discount to their fair market value, a stockholder will be treated for tax purposes as receiving an additional distribution equal to the amount of the discount. In addition, a stockholder that participates in the distribution reinvestment component of the Plan as well as the direct stock purchase component of the Plan may be treated as receiving a distribution in the amount of any discount attributable to its purchase of shares under the direct stock purchase component of the Plan. A U.S. stockholder will be taxed on the amount of any such distribution as a dividend to the extent such distribution is from current or accumulated earnings and profits, unless we have designated all or a portion of the distribution as a capital gain distribution. A U.S. stockholder may be subject to back up withholding if certain tax requirements are not complied with. See “Information Reporting and Backup Withholding.”

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Dispositions of Our Stock. In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our stock as long-term capital gain or loss if the U.S. stockholder has held our stock for more than one year. Otherwise, the U.S. stockholder must treat any such gain or loss as short-term capital gain or loss. However, a U.S. stockholder must treat any loss upon a sale or exchange of our stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed dividends from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of our common stock may be disallowed if the U.S. stockholder repurchases our common stock within 30 days before or after the disposition.

Capital Gains and Losses. The tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is currently 37%. The maximum tax rate on long-term capital gains applicable to non-corporate taxpayers is currently 20% for sales and exchanges of capital assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain, known as unrecaptured section 1250 gains, would have been treated as ordinary income on depreciation recapture if the property were “section 1245 property.” With respect to dividends that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate stockholders as long-term capital gains or unrecaptured section 1250 gains. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate taxpayers) to a portion of capital gain realized by a non-corporate stockholder on the sale of REIT stock that would correspond to the REIT’s “unrecaptured Section 1250 gain.” In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates (currently 21%). A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

If a U.S. stockholder recognizes a loss upon a subsequent disposition of our common stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of certain Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. While these regulations are directed towards “tax shelters,” they are written quite broadly and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our common stock, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us might be subject to disclosure or other requirements pursuant to these regulations.

Redemptions of our Stock

A redemption of shares of our common stock will be treated under Section 302 of the Code as a taxable distribution unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale or exchange of the redeemed shares. A redemption that is not treated as a sale or exchange will be taxed in the same manner as regular distributions (e.g., ordinary dividend income to the extent paid out of earnings and profits unless properly designated as a capital gain dividend), and a redemption treated as a sale or exchange will be taxed in the same manner as other taxable sales discussed above.

The redemption will be treated as a sale or exchange if it (i) is “substantially disproportionate” with respect to the stockholder, (ii) results in a “complete termination” of the stockholder’s interest in us, or (iii) is “not essentially equivalent to a dividend” with respect to the stockholder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the stockholder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular redemption will depend upon the facts and circumstances as of the time the determination is made and the constructive ownership rules are complicated, prospective stockholders are advised to consult their own tax advisers to determine such tax treatment.

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If a redemption of shares is treated as a distribution that is taxable as a dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of the property received by the redeeming stockholder. In addition, although guidance is sparse, the IRS could take the position that stockholders who do not participate in any redemption treated as a dividend should be treated as receiving a constructive stock distribution taxable as a dividend in the amount of the increased percentage ownership in us as a result of the redemption, even though such stockholder did not actually receive cash or other property as a result of such redemption. The amount of any such constructive dividend would be added to the non-redeeming stockholder’s basis in his shares. It also is possible that under certain technical rules relating to the deduction for dividends paid, the IRS could take the position that redemptions taxed as dividends impair our ability to satisfy our distribution requirements under the Code. To avoid certain issues related to our ability to comply with the REIT distribution requirements (see “— Requirements for Qualification—General — Annual Distribution Requirements”), we have implemented procedures designed to track our stockholders’ percentage interests in our common stock and identify any such dividend equivalent redemptions, and we will decline to effect a redemption to the extent that we believe that it would constitute a dividend equivalent redemption. However, we cannot assure you that we will be successful in preventing all dividend equivalent redemptions.

Liquidating Distributions. Once we have adopted (or are deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating distributions received by a U.S. stockholder with respect to our common stock will be treated first as a recovery of the stockholder’s basis in the shares (computed separately for each block of shares) and thereafter as gain from the disposition of our common stock.

Medicare Tax. A U.S. person that is an individual is subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified gross income for the taxable year over a certain threshold (which currently is between $125,000 and $250,000, depending on the individual’s circumstances). Estates and trusts that do not fall into a special class of trusts that is exempt from such tax are subject to the same 3.8% tax on the lesser of their undistributed net investment income and the excess of their adjusted gross income over a certain threshold. Net investment income generally includes dividends on our stock and gain from the sale of our stock. If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of this tax to your income and gains in respect of your investment in our common stock.

Information Reporting and Backup Withholding. We will report to our stockholders and to the IRS the amount of dividends we pay during each calendar year and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a current rate of up to 24% with respect to dividends unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of any dividends or capital gain dividends to any stockholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. stockholders, see “—Taxation of Stockholders—Taxation of Foreign Stockholders—Information Reporting and Backup Withholding.”

Taxation of Foreign Stockholders

The rules governing U.S. federal income taxation of nonresident alien individuals and foreign corporations (“non-U.S. stockholders”) are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of our stock, including any reporting requirements.

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Dividends. A non-U.S. stockholder who receives a distribution, including distributions that are reinvested pursuant to the distribution reinvestment component of the Plan, that is not attributable to gain from our sale or exchange of U.S. real property interests, or USRPIs, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the dividend ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. Under some treaties, lower withholding tax rates do not apply to dividends from REITs (or are not as favorable for REIT dividends as compared to non-REIT dividends). However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed on dividends, and in the case of a corporate non-U.S. stockholder also may be subject to a branch profits tax at the rate of 30% (or lower treaty rate). We plan to withhold U.S. federal income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN or Form W-8BEN-E (with appropriate attachments) evidencing eligibility for that reduced rate with us; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is income that is effectively connected with a trade or business in the United States.

A non-U.S. stockholder generally will not be subject to U.S. federal income tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its stock. Instead, the excess portion of the distribution will reduce the adjusted basis of that stock. A non-U.S. stockholder will be subject to U.S. federal income tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its stock, if the non-U.S. stockholder otherwise would be subject to U.S. federal income tax on gain from the sale or disposition of its stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we may withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

Additional withholding regulations may require us to withhold 15% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution (other than actual capital gain dividends subject to FIRPTA, as described below, and except to the extent an exemption or a lower rate of withholding applies), to the extent that we do not do so, we will withhold at a rate of 15% on any portion of such a distribution.

To the extent a non-U.S. stockholder elects to participate in the distribution reinvestment component of the Plan, a tax liability may be incurred for distributions withheld and reinvested pursuant to the distribution reinvestment component of the Plan. In general, a stockholder will be treated as receiving a distribution equal to the fair market value of the shares received. If shares were treated as being purchased through the distribution reinvestment component of the Plan at a discount to their fair market value, a stockholder will be treated for tax purposes as receiving an additional distribution equal to the amount of the discount. In addition, a stockholder that participates in the distribution reinvestment component of the Plan as well as the direct stock purchase component of the Plan may be treated as receiving a distribution in the amount of any discount attributable to its purchase of shares under the direct stock purchase component of the Plan. A non-U.S. stockholder will be taxed on the amount of any such distribution as a dividend to the extent such distribution is from current or accumulated earnings and profits, unless we have designated all or a portion of the distribution as a capital gain distribution. A non-U.S. stockholder will be subject to the withholding rules discussed above with respect to any such distribution received (or deemed received) pursuant to the Plan. A non-U.S. stockholder may also be subject to back up withholding. See “Information Reporting and Backup Withholding.”

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Capital Gain Dividends. Except as discussed below with respect to 10% or less holders of regularly traded classes of stock, “qualified stockholders,” and “qualified foreign pension funds,” for any year in which we qualify as a REIT, a non-U.S. stockholder will incur tax on dividends paid by us that are attributable to gain from our sale or exchange of USRPIs under special provisions of the U.S. federal income tax laws known as the Foreign Investment in Real Property Act, or FIRPTA. The term USRPIs includes interests in real property and shares in corporations at least 50% of whose real estate and business assets consist of interests in U.S. real property. Under those rules, a non-U.S. stockholder is taxed on actual gain dividends paid by us attributable to gain from sales of USRPIs as if the gain were effectively connected with a U.S. trade or business of the non-U.S. stockholder. This FIRPTA look through rule also applies to distributions in redemption of shares and liquidating distributions, to the extent they represent distributions of gain attributable to the sale of a USRPI. A non-U.S. stockholder thus would be taxed on such a distribution at regular tax rates applicable to U.S. stockholders, subject to any applicable alternative minimum tax. A corporate non-U.S. stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 21% of any distribution that we could designate as a capital gain dividend and is a distribution attributable to USRPI gain. In addition, we may be required to withhold 21% of any of other capital gain dividends, and we reserve the right to withhold such amounts until guidance is issued clarifying that withholding is not required. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold. However, FIRPTA and the 21% withholding tax will not apply to any capital gain dividend with respect to any class of our stock that is regularly traded on an established securities market located in the United States if the recipient non-U.S. stockholder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of distribution. Instead, any capital gain dividend will be treated as an ordinary distribution subject to the rules discussed above, which generally impose a 30% withholding tax (unless reduced by a treaty). At the time you purchase shares in this offering, our shares will not be regularly traded on an established securities market and we can give you no assurance that our shares will ever be regularly traded on an established securities market.

Although the law is not clear on the matter, it appears that amounts designated by us as undistributed capital gains generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by us of capital gain dividends. Under that approach, the non-U.S. stockholders would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom an amount equal to their proportionate share of the tax paid by us on the undistributed capital gains and to receive from the IRS a refund to the extent their proportionate share of this tax paid by us exceeds their actual U.S. federal income tax liability.

Dispositions of Our Stock. A non-U.S. stockholder generally will not incur tax under FIRPTA with respect to gain on a disposition of our common stock as long as at all times during the five-year period ending on the date of disposition non-U.S. persons hold, directly or indirectly, less than 50% in value of our stock. For these purposes, if a class of our stock was regularly traded on an established securities market in the United States, a person holding less than 5% of our regularly traded class of stock for five years will be treated as a U.S. person unless we have actual knowledge that such person is not a U.S. person. However, at the time you purchase shares in this offering, our shares will not be regularly traded on an established securities market and we can give you no assurance that our shares will ever be regularly traded in an established securities market. Accordingly, we must test the status of our non-U.S. ownership by looking at each shareholder. Although we currently believe that less than 50% in value of our stock is held by non-U.S. persons, and has been since our formation, we cannot assure you that our non-U.S. ownership will be less than 50% at any time and we are under no obligation to maintain such status in the future. Even if our non-U.S. ownership remains under 50% for five years and we otherwise meet the requirements of this rule, pursuant to “certain wash sale” rules under FIRPTA, a non-U.S. stockholder may incur tax under FIRPTA to the extent such stockholder disposes of our stock within a certain period prior to a distribution attributable to USRPI gain and directly or indirectly (including through certain affiliates) reacquires our stock within certain prescribed periods.

Regardless of the extent of our non-U.S. ownership, a non-U.S. stockholder will not incur tax under FIRPTA on a disposition of the shares of our stock if such stock is publicly traded and if such non-U.S. stockholder owned, actually or constructively, at all times during a specified testing period, 10% (assuming we are classified as a REIT at the time, otherwise the threshold will be 5%) or less of the total fair market value of such class of stock. The testing period is the shorter of (1) the period during which the non-U.S. stockholder held the shares and (2) the five-year period ending on the disposition date. Therefore, if our stock were to be regularly traded on an established securities market, a non-U.S. stockholder should not incur tax under FIRPTA with respect to gain on a sale of our common stock unless it owns, actually or constructively, more than 10% of our common stock during such testing period. However, at the time you purchase shares in this offering, our shares will not be regularly traded on an established securities market and we can give you no assurance that our shares will ever be regularly traded in an established securities market.

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To the extent our stock is held directly (or indirectly through one or more partnerships) by a “qualified stockholder,” it will not be treated as a USRPI for such qualified stockholder. Further, to the extent such treatment applies, any distribution to such stockholder will not be treated as gain recognized from the sale or exchange of a USRPI. For these purposes, a qualified stockholder is generally a non-U.S. stockholder that (i)(A) is eligible for treaty benefits under an income tax treaty with the United States that includes an exchange of information program, and the principal class of interests of which is listed and regularly traded on one or more stock exchanges as defined by the treaty, or (B) is a foreign limited partnership organized in a jurisdiction with an exchange of information agreement with the United States and that has a class of regularly traded limited partnership units (having a value greater than 50% of the value of all partnership units) on the New York Stock Exchange or NASDAQ, (ii) is a “qualified collective investment vehicle” (within the meaning of Section 897(k)(3)(B) of the Code) and (iii) maintains records of persons holding 5% or more of the class of interests described in clauses (i)(A) or (i)(B) above. However, in the case of a qualified stockholder having one or more “applicable investors,” the exception described in the first sentence of this paragraph will not apply with respect to a portion of the qualified stockholder’s stock (determined by applying the ratio of the value of the interests held by applicable investors in the qualified stockholder to the value of all interests in the qualified stockholder and applying certain constructive ownership rules). Such ratio applied to the amount realized by a qualified stockholder on the disposition of our stock or with respect to a distribution from us attributable to gain from the sale or exchange of a USRPI will be treated as amounts realized from the disposition of USRPIs. Such treatment shall also apply to applicable investors in respect of dividends treated as a sale or exchange of stock with respect to a qualified stockholder. For these purposes, an “applicable investor” is a person who holds an interest in the qualified stockholder and holds more than 10% of our stock applying certain constructive ownership rules. Furthermore, while the substantive FIRPTA rules will not apply to qualified stockholders, absent guidance from the IRS the withholding taxes described above may still apply. We reserve the right to withhold such amounts until guidance is issued clarifying that withholding is not required.

In general, and subject to the discussion below regarding “qualified holders,” the FIRPTA rules will not apply to any USRPI held directly (or indirectly through one or more partnerships) by, or to any distribution received from a REIT by a “qualified foreign pension fund” or any entity all of the interests of which are held by a qualified foreign pension fund. For these purposes, a “qualified foreign pension fund” is an organization or arrangement (i) created or organized in a foreign country, (ii) established to provide retirement or pension benefits to current or former employees (or their designees) of one or more employers for services rendered, (iii) which does not have a single participant or beneficiary that has a right to more than 5% of its assets or income, (iv) which is subject to government regulation and provides annual information reporting about its beneficiaries to relevant local tax authorities and (v) with respect to which, under its local laws, contributions that would otherwise be subject to tax are deductible or excluded from its gross income or taxed at a reduced rate, or taxation of its income is deferred or taxed at a reduced rate. Under Treasury Regulations, subject to the discussion below regarding “qualified holders”, a “qualified controlled entity” is also not treated as a foreign person for purposes of FIRPTA. A qualified controlled entity generally includes a trust or corporation organized under the laws of a foreign country all of the interests of which are held by one or more qualified foreign pension funds either directly or indirectly through one or more qualified controlled entities or partnerships.

Treasury Regulations further provide that a qualified foreign pension fund or qualified controlled entity will not be exempt from FIRPTA with respect to dispositions of USRPIs or REIT distributions attributable to the same unless the qualified foreign pension fund or qualified controlled entity is a “qualified holder.” To be a qualified holder, a qualified foreign pension fund or qualified controlled entity must satisfy one of two alternative tests at the time of the disposition of the USRPI or the REIT distribution. Under the first test, a qualified foreign pension fund or qualified controlled entity is a qualified holder if it owned no U.S. real property interests as of the earliest date during an uninterrupted period ending on the date of the disposition or distribution during which it qualified as a qualified foreign pension fund or qualified controlled entity. Alternatively, if a qualified foreign pension fund or qualified controlled entity held U.S. real property interests as of the earliest date during the period described in the preceding sentence, it can be a qualified holder only if it satisfies certain testing period requirements.

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Treasury Regulations also provide that a foreign partnership all of the interests of which are held by qualified holders, including through one or more partnerships, may certify its status as such and will not be treated as a foreign person for purposes of withholding under Code Section 1445 (and Code Section 1446, as applicable).

Dividends received by qualified foreign pension funds and their non-U.S. wholly owned subsidiaries and qualified controlled entities will be taxed as described above under “—Taxation of Stockholders—Taxation of Foreign Stockholders—Dividends” as if such distribution is not attributable to the sale of a USRPI. Gain treated as gain from the sale or exchange of our stock (including capital gain dividends and dividends treated as gain from the sale or exchange of our stock under the rules described above at” —Taxation of Stockholders—Taxation of Foreign Stockholders—Dividends”) will not be subject to tax unless such gain is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, in which case the non-U.S. stockholder generally will be subject to a tax at the graduated rates applicable to ordinary income, in the same manner as U.S. stockholders. A Non-U.S. stockholder that is a qualified foreign pension fund can also avoid the withholding taxes described above to the extent it provides the REIT with a certification as to its status.

If the gain on the sale of our stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders, subject to any applicable alternative minimum tax. Furthermore, a non-U.S. stockholder generally will incur U.S. federal income tax on gain not subject to FIRPTA if:

•	the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain and may be subject to the 30% branch profits tax in the case of a foreign corporation; or

•	the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and meets certain other criteria, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains derived from sources within the United States.

Redemptions and Liquidating Distributions

A redemption of shares by a non-U.S. stockholder will be treated as a regular distribution or as a sale or exchange of the redeemed shares under the same rules of Section 302 of the Code that apply to U.S. stockholders and which are discussed above under “Taxation of Taxable U.S. Stockholders—Redemptions of Common Stock.” Subject to the FIRPTA look-through rule, (i) if our shares are a USRPI, gain from a redemption treated as a sale or exchange of our shares would be ECI to the non-U.S. stockholder and (ii) if our shares are not a USRPI, gain from a redemption treated as a sale or exchange of our shares would not be subject to U.S. federal income tax.

Once we have adopted (or are deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating distributions received by a non-U.S. stockholder with respect to our common stock will be treated first as a recovery of the stockholder’s basis in the shares (computed separately for each block of shares) and thereafter as gain from the disposition of our common stock. Subject to the FIRPTA look-through rule, (i) if our shares are a USRPI, gain from a liquidating distribution with respect to our shares would be ECI to the non-U.S. stockholder and (ii) if our shares are not a USRPI, gain from a liquidating distribution with respect to our shares would not be subject to U.S. federal income tax.

The IRS takes the view that under the FIRPTA look-through rule, but subject to the exceptions described above that may apply to a holder of no more than 10% of our common stock if our common stock is regularly traded on an established securities market, qualified foreign pension funds or qualified stockholders, distributions in redemption of our common stock and liquidating distributions to non-U.S. stockholders will be treated as ECI and subject to 21% withholding, and also potentially subject to branch profits tax in the case of corporate non-U.S. stockholders, to the extent that the distributions are attributable to gain from the sale of a USRPI, regardless of whether our stock is a USRPI and regardless of whether the distribution is otherwise treated as a sale or exchange.

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Estate Tax. If our stock is owned or treated as owned by an individual who is not a citizen or resident of the United States at the time of such individual’s death, the stock will be includable in the individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to United States federal estate tax. The test for whether an individual is a resident of the United States for U.S. federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be “non-U.S. stockholders” for U.S. federal income tax purposes, but not for U.S. federal estate tax purposes, and vice versa.

FATCA Withholding on Certain Foreign Accounts and Entities. The Foreign Account Tax Compliance Act, or FATCA, provisions of the Code, enacted in 2010 as part of the Hiring Incentives to Restore Employment Act, together with administrative guidance and certain intergovernmental agreements entered into thereunder, impose a 30% withholding tax on certain types of “withholdable” payments made to “foreign financial institutions” and certain other non-U.S. entities unless (1) the foreign financial institution undertakes certain diligence and reporting obligations or (2) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution that is not subject to special treatment under certain intergovernmental agreements, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertakes to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent them from complying with these reporting and other requirements. Investors in jurisdictions that have entered into intergovernmental agreements may, in lieu of the foregoing requirements, be required to report such information to their home jurisdiction. For this purpose, subject to certain exceptions, the term “withholdable payment” generally means (i) any payment of interest, dividends, rents, and certain other types of generally passive income if such payment is from sources within the United States, and (ii) any gross proceeds from the sale or other disposition of any property of a type which can produce interest or dividends from sources within the United States (including, for example, stock and debt of U.S. corporations). While withholding under FATCA may apply with respect to the gross proceeds from a disposition of property that can produce U.S. source interest or dividends, under proposed Treasury Regulations, no withholding would apply to such gross proceeds and the preamble to the proposed Treasury Regulations specifies that taxpayers are permitted to rely on the proposed Treasury Regulations pending finalization. Prospective investors should consult their tax advisors regarding this legislation.

Information Reporting and Backup Withholding. Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. stockholder, such holder’s name and address and the amount of tax withheld, if any. A similar report is sent to the non-U.S. stockholder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. stockholder’s country of residence. Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. stockholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non- U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that a non-U.S. stockholder is a U.S. person.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided the required information is furnished to the IRS.

Taxation of U.S. Tax-Exempt Stockholders

U.S. tax-exempt entities, including qualified employee pension and profit-sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income. Subject to the exceptions described below, a U.S. tax-exempt stockholder generally would not recognize unrelated business taxable income as a result of an investment in our common stock. However, if a U.S. tax-exempt stockholder were to finance its acquisition of common stock with debt, a portion of the income that it receives from us and a portion of the gain on sale of our common stock could constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations and supplemental unemployment benefit trusts that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize dividends, including dividends reinvested pursuant to the distribution reinvestment component of the Plan, that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock by value at any time during a taxable year must treat a percentage of the dividends that it receives from us for the taxable year as unrelated business taxable income.

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Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares by value only if:

•	the percentage of our dividends that the U.S. tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of the value of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust; and

•	either (a) one pension trust owns more than 25% of the value of our stock; or (b) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

In general, the U.S. federal income tax rules applicable to REITs require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24-month requirement could require us to distribute unsold assets to a liquidating trust. The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in our shares, including the potential incurrence of income treated as unrelated business taxable income.

U.S. tax-exempt organizations are required to compute unrelated business taxable income separately for each unrelated trade or business, preventing a U.S. tax-exempt organization from applying losses from one unrelated trade or business against income derived from another unrelated trade or business. U.S. tax-exempt stockholders should be aware that the requirement to compute unrelated business taxable income separately for each unrelated trade or business may increase their overall unrelated business taxable income.

U.S. tax-exempt stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign income and other tax consequences of owning our stock.

Distribution Reinvestment Plan

Stockholders who participate in the distribution reinvestment plan will recognize taxable income in the amount they would have received had they elected not to participate, even though they receive no cash. These deemed distributions will be treated as actual distributions from us to the participating stockholders and will retain the character and U.S. federal income tax effects applicable to all distributions. Stock received under the plan will have a holding period beginning with the day after purchase, and a U.S. federal income tax basis equal to its cost, which is the gross amount of the deemed distribution.

Other Tax Considerations

State, Local and Foreign Taxes

We and/or holders of our stock may be subject to state, local and foreign taxation in various state or local or foreign jurisdictions, including those in which we or they transact business or reside. Itemized deductions for individuals for state and local income, property and sales taxes in excess of a combined limit of $10,000 per year are disallowed. Any non-U.S. taxes incurred by us would not pass through to stockholders as a credit against their U.S. federal income tax liability. The foreign, state and local tax treatment of us and of holders of our stock may not conform to the U.S. federal income tax considerations discussed above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state, local and foreign tax laws on an investment in our common stock.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, U.S. federal income tax laws applicable to us and our stockholders may be enacted, amended or repealed. Changes to the U.S. federal income tax laws and to interpretations of the U.S. federal income tax laws could adversely affect an investment in our common stock.

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ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), is a broad statutory framework that governs most U.S. retirement and other U.S. employee benefit plans. ERISA and the rules and regulations of the Department of Labor (the “DOL”) under ERISA contain provisions that should be considered by fiduciaries of employee benefit plans subject to the provisions of Title I of ERISA (“ERISA Plans”) and their legal advisors. In particular, a fiduciary of an ERISA Plan should consider whether an investment in shares of our common stock (or, in the case of a participant-directed defined contribution plan (a “Participant-Directed Plan”), making shares of our common stock available for investment under the Participant-Directed Plan) satisfies the requirements set forth in Part 4 of Title I of ERISA, including the requirements that (1) the investment satisfy the prudence and diversification standards of ERISA, (2) the investment be in the best interests of the participants and beneficiaries of the ERISA Plan, (3) the investment be permissible under the terms of the ERISA Plan’s investment policies and governing instruments and (4) the investment does not give rise to a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

In determining whether an investment in shares of our common stock (or making our shares available as an investment option under a Participant-Directed Plan) is prudent for ERISA purposes, a fiduciary of an ERISA Plan should consider all relevant facts and circumstances including, without limitation, possible limitations on the transferability of shares of our common stock, whether the investment provides sufficient liquidity in light of the foreseeable needs of the ERISA Plan (or the participant account in a Participant-Directed Plan), and whether the investment is reasonably designed, as part of the ERISA Plan’s portfolio, to further the ERISA Plan’s purposes, taking into consideration the risk of loss and the opportunity for gain (or other return) associated with the investment. It should be noted that we will invest our assets in accordance with the investment objectives and guidelines described herein, and that neither our Manager nor any of its affiliates has any responsibility for developing any overall investment strategy for any ERISA Plan (or the participant account in a Participant-Directed Plan) or for advising any ERISA Plan (or participant in a Participant-Directed Plan) as to the advisability or prudence of an investment in us. Rather, it is the obligation of the appropriate fiduciary for each ERISA Plan (or participant in a Participant-Directed Plan) to consider whether an investment in shares of our common stock by the ERISA Plan (or making such shares available for investment under a Participant-Directed Plan in which event it is the obligation of the participant to consider whether an investment in shares of our common stock is advisable), when judged in light of the overall portfolio of the ERISA Plan, will meet the prudence, diversification and other applicable requirements of ERISA.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan, as well as those plans that are not subject to ERISA but that are subject to Section 4975 of the Code, such as individual retirement accounts (“IRAs”) and non-ERISA Keogh plans (collectively with ERISA Plans, “Plans”), and certain persons (referred to as “parties in interest” for purposes of ERISA or “disqualified persons” for purposes of the Code) having certain relationships to Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to non-deductible excise taxes and other penalties and liabilities under ERISA and the Code, and the transaction might have to be rescinded. In addition, a fiduciary who causes an ERISA Plan to engage in a non-exempt prohibited transaction may be personally liable for any resultant loss incurred by the ERISA Plan and may be subject to other potential remedies.

A Plan that proposes to invest in shares of our common stock (or to make our shares available for investment under a Participant-Directed Plan) may already maintain a relationship with our Manager or one or more of its affiliates, as a result of which our Manager or such affiliate may be a “party in interest” under ERISA or a “disqualified person” under the Code, with respect to such Plan (e.g., if our Manager or such affiliate provides investment management, investment advisory or other services to that Plan). ERISA (and the Code) prohibits plan assets from being used for the benefit of a party in interest (or disqualified person). This prohibition is not triggered by “incidental” benefits to a party in interest (or disqualified person) that result from a transaction involving the Plan that is motivated solely by the interests of the Plan. ERISA (and the Code) also prohibits a fiduciary from using its position to cause the Plan to make an investment from which the fiduciary, its affiliates or certain parties in which it has an interest would receive a fee or other consideration or benefit. In this circumstance, Plans that propose to invest in shares of our common stock should consult with their counsel to determine whether an investment in shares of our common stock would result in a transaction that is prohibited by ERISA or Section 4975 of the Code.

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If our assets were considered to be assets of a Plan (referred to herein as “Plan Assets”), our management might be deemed to be fiduciaries of the investing Plan. In this event, the operation of the company could become subject to the restrictions of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and/or the prohibited transaction rules of Section 4975 of the Code.

The DOL has promulgated a final regulation under ERISA, 29 C.F.R. § 2510.3-101 (as modified by Section 3(42) of ERISA, the “Plan Assets Regulation”), that provides guidelines as to whether, and under what circumstances, the underlying assets of an entity will be deemed to constitute Plan Assets for purposes of applying the fiduciary requirements of Title I of ERISA (including the prohibited transaction rules of Section 406 of ERISA) and the prohibited transaction provisions of Code Section 4975.

Under the Plan Assets Regulation, the assets of an entity in which a Plan or IRA makes an equity investment will generally be deemed to be assets of such Plan or IRA unless the entity satisfies one of the exceptions to this general rule. Generally, the exceptions require that the investment in the entity be one of the following:

•	in securities issued by an investment company registered under the Investment Company Act;

•	in “publicly offered securities,” defined generally as interests that are “freely transferable,” “widely held” and registered with the SEC;

•	in an “operating company” which includes “venture capital operating companies” and “real estate operating companies;” or

•	in which equity participation by “benefit plan investors” is not significant (i.e., under 25%).

The shares will constitute an “equity interest” for purposes of the Plan Assets Regulation, and the shares may not constitute “publicly offered securities” for purposes of the Plan Assets Regulation. In addition, the shares will not be issued by a registered investment company.

The 25% Limit. Under the Plan Assets Regulation, and assuming no other exemption applies, an entity’s assets would be deemed to include “plan assets” subject to ERISA on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the value of any class of equity interests in the entity is held by “benefit plan investors” (the “25% Limit”). For purposes of this determination, the value of equity interests held by a person (other than a benefit plan investor) that has discretionary authority or control with respect to the assets of the entity or that provides investment advice for a fee with respect to such assets (or any affiliate of such a person) is disregarded. The term “benefit plan investor” is defined in the Plan Assets Regulation as (a) any employee benefit plan (as defined in Section 3(3) of ERISA) that is subject to the provisions of Title I of ERISA, (b) any plan that is subject to Section 4975 of the Code and (c) any entity whose underlying assets include plan assets by reason of a plan’s investment in the entity (to the extent of such plan’s investment in the entity). Thus, while our assets would not be considered to be “plan assets” for purposes of ERISA so long as the 25% Limit is not exceeded. Our charter provides that if benefit plan investors exceed the 25% Limit, we may redeem their interests at a price equal to the then current NAV per share. We intend to rely on this aspect of the Plan Assets Regulation.

IRAs. Our charter provides that, in the event we determine in our discretion that there is a material likelihood that we would be a fiduciary under applicable law with respect to an investor that is subject to ERISA and/or Section 4975 of the Code (e.g., an IRA), we have the authority to redeem such investor’s interests at a price equal to the then current NAV per share.

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Operating Companies. Under the Plan Assets Regulation, an entity is an “operating company” if it is primarily engaged, directly or through a majority-owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital. In addition, the Plan Assets Regulation provides that the term operating company includes an entity qualifying as a real estate operating company (“REOC”) or a venture capital operating company (“VCOC”). An entity is a REOC if: (i) on its “initial valuation date and on at least one day within each annual valuation period,” at least 50% of the entity’s assets, valued at cost (other than short-term investments pending long-term commitment or distribution to investors) are invested in real estate that is managed or developed and with respect to which such entity has the right to substantially participate directly in management or development activities; and (ii) such entity in the ordinary course of its business is engaged directly in the management and development of real estate during the 12-month period. The “initial valuation date” is the date on which an entity first makes an investment that is not a short-term investment of funds pending long-term commitment. An entity’s “annual valuation period” is a pre-established period not exceeding 90 days in duration, which begins no later than the anniversary of the entity’s initial valuation date. Certain examples in the Plan Assets Regulation clarify that the management and development activities of an entity looking to qualify as a REOC may be carried out by independent contractors (including, in the case of a partnership, affiliates of the general partner) under the supervision of the entity. An entity will qualify as a VCOC if (i) on its initial valuation date and on at least one day during each annual valuation period, at least 50% of the entity’s assets, valued at cost, consist of “venture capital investments,” and (ii) the entity, in the ordinary course of business, actually exercises management rights with respect to one or more of its venture capital investments. The Plan Assets Regulation defines the term “venture capital investments” as investments in an operating company (other than a VCOC) with respect to which the investor obtains management rights.

If the 25% Limit is exceeded and we do not exercise our right to redeem benefit plan investors as described above, we may try to operate in a manner that will enable us to qualify as a VCOC or a REOC or to meet such other exception as may be available to prevent our assets from being treated as assets of any investing Plan for purposes of the Plan Assets Regulation. Accordingly, we believe, on the basis of the Plan Assets Regulation, that our underlying assets should not constitute “plan assets” for purposes of ERISA. However, no assurance can be given that this will be the case.

If our assets are deemed to constitute “plan assets” under ERISA, certain of the transactions in which we might normally engage could constitute a non-exempt “prohibited transaction” under ERISA or Section 4975 of the Code. In such circumstances, in our sole discretion, we may void or undo any such prohibited transaction, and we may require each investor that is a “benefit plan investor” to redeem their shares upon terms that we consider appropriate.

Prospective investors that are subject to the provisions of Title I of ERISA and/or Code Section 4975 should consult with their counsel and advisors as to the provisions of Title I of ERISA and/or Code Section 4975 relevant to an investment in shares of our common stock.

As discussed above, although IRAs and non-ERISA Keogh plans are not subject to ERISA, they are subject to the provisions of Section 4975 of the Code, prohibiting transactions with “disqualified persons” and investments and transactions involving fiduciary conflicts. A prohibited transaction or conflict of interest could arise if the fiduciary making the decision to invest has a personal interest in or affiliation with our company or any of its respective affiliates. In the case of an IRA, a prohibited transaction or conflict of interest that involves the beneficiary of the IRA could result in disqualification of the IRA. A fiduciary for an IRA who has any personal interest in or affiliation with our company or any of its respective affiliates, should consult with his or her tax and legal advisors regarding the impact such interest may have on an investment in our shares with assets of the IRA.

Shares sold by us may be purchased or owned by investors who are investing Plan assets. Our acceptance of an investment by a Plan should not be considered to be a determination or representation by us or any of our respective affiliates that such an investment is appropriate for a Plan. In consultation with its advisors, each prospective Plan investor should carefully consider whether an investment in our company is appropriate for, and permissible under, the terms of the Plan’s governing documents.

Governmental plans, foreign plans and most church plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Code Section 4975, may nevertheless be subject to local, foreign, state or other federal laws that are substantially similar to the foregoing provisions of ERISA and the Code. Fiduciaries of any such plans should consult with their counsel and advisors before deciding to invest in shares of our common stock.

The DOL has issued a final regulation significantly expanding the concept of “investment advice” for purposes of determining fiduciary status under ERISA. The DOL recognized that transactions such as the mere offering of the shares to sophisticated Plans could be characterized as fiduciary investment advice under this new regulation absent an exception and that such potential for fiduciary status would not be appropriate in these contexts. Accordingly, the DOL provided an exception based upon satisfaction of certain factual conditions and we may elect to ensure these conditions are satisfied in connection with the offering of the shares. Finally, fiduciaries of Plans should be aware that the Manager is not undertaking to provide impartial investment advice or to give advice in a fiduciary capacity in connection with the offering or purchase of shares and that the Manager has financial interests associated with the purchase of shares including the fees and other allocations and distributions they may receive from us as a result of the purchase of shares by a Plan.

Form 5500. Plan administrators of ERISA Plans that acquire shares may be required to report compensation, including indirect compensation, paid in connection with the ERISA Plan’s investment in shares on Schedule C of Form 5500 (Annual Return/Report of Employee Benefit Plan). The descriptions in this memorandum of fees and compensation, including the fees paid to the Manager, are intended to satisfy the disclosure requirement for “eligible indirect compensation,” for which an alternative reporting procedure on Schedule C of Form 5500 may be available.

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PLAN OF DISTRIBUTION

We are continuing to offer a maximum of up to $47,915,884 in shares of our common stock, including any shares that may be sold pursuant to the Plan, on a “best efforts maximum” basis. Because this is a “best efforts maximum” offering, we are only required to use our best efforts to sell shares of our common stock. We are continuing to offer shares of common stock in our offering at a per share purchase price equal to our net asset value, or NAV, divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis (NAV per share). The per share purchase price for any shares that may be sold pursuant to the Plan will also be equal to the NAV per share. Our per share price is adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st. The per share price as of the date of this offering circular is $7.01. The minimum investment amount for initial purchases of shares of our common stock is 500 shares, or $3,505 based on the offering price per share as of the date of this offering. We may terminate this offering at any time.

Our Original Sponsor has purchased 7,500 shares of our common stock from us at $10.00 per share in two private placements, for net proceeds to us of $75,000.

This offering circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on our website, as well as on the SEC’s website at www.sec.gov.

In order to subscribe to purchase shares of our common stock, a prospective investor must electronically complete, sign and deliver to us an executed subscription agreement like the one attached to this offering circular as Appendix B, and wire funds for its subscription amount in accordance with the instructions provided therein. If a prospective investor elects to participate in the distribution reinvestment component of the Plan, distributions earned from shares purchase will be automatically reinvested pursuant to our distribution reinvestment plan. See “Plan of Operation – Summary of Distribution Reinvestment and Direct Stock Purchase Plan – Distribution Reinvestment Component of the Plan,” and Appendix C.

Settlement may occur up to 30 days after a prospective investor submits a subscription agreement, depending on the volume of subscriptions received. Shares of our common stock will be issued to the subscriber as of the date of settlement, which will not occur until an investor’s funds have cleared and we issue the shares of our common stock. The number of shares issued to an investor is calculated based on the price per share in effect on the date we receive the subscription.

We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Section 18(b)(4)(D)(ii) of the Securities Act. If the offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be returned without interest or deduction.

Length of Offering

The number of shares that are covered by the offering statement of which this offering circular forms a part is the number that we reasonably expect to be offered and sold within two years from the initial qualification date of the offering statement. Under applicable SEC rules, we may extend this offering one additional year if all of the shares covered by the offering statement are not yet sold within two years. With the filing of an offering statement for a subsequent offering, we may also be able to extend this offering beyond three years until the follow-on offering statement is declared qualified (but in any event not more than an additional 180 calendar days).

Pursuant to this offering circular, we are offering to the public all of the shares covered by the offering statement of which this offering circular forms a part. Under Regulation A, we are only allowed to raise up to $75,000,000 in any 12-month period (although we may raise capital in other ways). Although the offering statement covers a fixed dollar amount of our shares, we intend effectively to conduct a continuous offering of the maximum number of shares of our common stock that we are permitted to sell pursuant to Regulation A over an unlimited time period by filing a new offering statement prior to the end of the three-year period described in Rule 251(d)(3). We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

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Investment Criteria and Minimum Investment Amount

The shares of our common stock are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that the shares of our common stock offered hereby are offered and sold only to “qualified purchasers” or at a time when the shares of our common stock are listed on a national securities exchange. See “Investment Criteria” on page iii of this offering circular for the definition of “qualified purchasers” and other investment criteria that may apply. We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

The minimum investment required in this offering is 500 shares of common stock. The investment minimum does not apply to shares purchased pursuant to the distribution reinvestment component of the Plan. Pursuant to a board policy, you may not transfer your shares of common stock in a manner that causes you or your transferee to own fewer than the number of shares of common stock required to meet the minimum purchase requirements, except for the following transfers without consideration: transfers by gift; transfers by inheritance; intrafamily transfers; family dissolutions; transfers to affiliates; and transfers by operation of law. These minimum investment requirements are applicable unless and until our shares of common stock are listed on a national securities exchange, and these requirements may make it more difficult for you to sell your shares of common stock. We cannot assure you that our shares of common stock will ever be listed on a national securities exchange.

Certificates Will Not be Issued

We will not issue stock certificates. Instead, our common stock will be recorded and maintained on a stockholder register that we have engaged Securitize to maintain. Information regarding restrictions on the transferability of our shares that, under Maryland law, would otherwise have been required to appear on our stock certificates will instead be furnished to stockholders upon request and without charge.

Advertising, Sales and other Promotional Materials

In addition to this offering circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, the past performance of our Sponsor and its affiliates, property brochures, articles and publications concerning real estate, or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this offering circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to shares of our common stock, these materials will not give a complete understanding of this offering, us or the shares of our common stock and are not to be considered part of this offering circular. This offering is made only by means of this offering circular and prospective investors must read and rely on the information provided in this offering circular in connection with their decision to invest in shares of our common stock.

Administrative and Processing Agent

We use our existing website, www.streitwise.com, to provide notification of the offering. This offering circular will be furnished to prospective investors at www.streitwise.com via download 24 hours per day, 7 days per week on our website. Our website and Securitize’s technology platform will be the exclusive means by which prospective investors may subscribe in this offering.

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The Offered Shares will be issued in a continuous offering. Proceeds for subscriptions must be transmitted directly by wire, check, or electronic funds transfer via ACH to the specified bank account maintained by Securitize pursuant to the instructions in the subscription agreement. We will attempt to accept or reject subscriptions within 30 days of receipt. If we accept your subscription, we or Securitize will email you a confirmation. Such funds will be kept in a non-interest bearing escrow account maintained by Securitize until such time as the foregoing determination is made. The subscription agreement is available at www.streitwise.com.

We have engaged Securitize to provide certain technology, anti-money laundering (AML), and know your customer (KYC) services in connection with this offering. We may engage other third parties in the future to perform similar services. We have agreed to pay Securitize a facilitation fee equal to $4.00 per individual investor and $50.00 per entity for the AML and KYC checks and technology services for each subscription agreement executed via electronic signature on www.streitwise.com. We have also engaged Securitize to serve as transfer agent for the offering and Administrator of the Plan and have agreed to pay a $2,500.00 account set up fee and provide an annual fee for services rendered. Securitize is not participating as an underwriter of this offering and they will not solicit any investment in 1st stREIT Office Inc., recommend 1st stREIT Office Inc.’s securities or provide investment advice to any prospective investor, or distribute this offering circular or other offering materials to investors. All inquiries regarding this offering should be made directly to 1st stREIT Office Inc.

We are responsible for all offering fees and expenses, including the following: (i) fees and disbursements of our legal counsel, accountants and other professionals we engage; (ii) fees and expenses incurred in the production of offering documents, including design, printing, photograph, and written material procurement costs; (iii) all filing fees, including blue sky filing fees; (iv) all of the legal fees related to the registration and qualification of the Offered Shares under state securities laws; and (v) all costs of Securitize services.

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HOW TO SUBSCRIBE

Subscription Procedures

Investors seeking to purchase shares of our common stock who satisfy the “qualified purchaser” standards should proceed as follows:

•	Read this entire offering circular and any supplements accompanying this offering circular.

•	Electronically complete and execute a copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this offering circular as Appendix B.

•	Provide a wire, check or ACH instructions to us for the full purchase price of the shares of our common stock being subscribed for.

By executing the subscription agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets the minimum standards of a “qualified purchaser,” and that such subscription for shares of our common stock does not exceed 10% of the greater of such investor’s annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Subscriptions will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part.

We will attempt to accept or reject subscriptions within 30 days of receipt by us. If we accept your subscription, we will email you a confirmation.

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Minimum Investment Requirement

You must initially purchase at least 500 shares of our common stock in this offering. The investment minimum does not apply to shares purchased pursuant to the distribution reinvestment component of the Plan. You should note that an investment in shares of our common stock will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code.

Arbitration Provision

By purchasing shares in this offering, investors agree to be bound by the arbitration provisions contained in our subscription agreement and our bylaws. Such arbitration provisions apply to claims under the U.S. federal securities laws and to all claims that are related to our company, including with respect to this offering, our common stock, our holdings, our ongoing operations and the management of our investments, among other matters, and limit the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis.

By agreeing to be subject to the arbitration provisions contained in our subscription agreement and our bylaws, you are severely limiting your rights to seek redress against us in court. For example, you may not be able to pursue litigation for any claim in state or federal courts against us, our manager, our sponsor, or their respective directors or officers, including with respect to securities law claims, and any awards or remedies determined by the arbitrators may not be appealed. In addition, arbitration rules generally limit discovery, which could impede your ability to bring or sustain claims, and the ability to collect attorneys' fees or other damages may be limited in the arbitration, which may discourage attorneys from agreeing to represent parties wishing to commence such a proceeding.

Specifically, the arbitration provisions provide that either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a claim be final and binding arbitration. We have not determined whether we will exercise our right to demand arbitration but reserve the right to make that determination on a case-by-case basis as claims arise. In this regard, the arbitration provisions are similar to binding arbitration provisions as we are likely to invoke the arbitration provisions to the fullest extent permissible.

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Any arbitration brought pursuant to the arbitration provisions must be conducted in Los Angeles, California. The term “claim” as used in the arbitration provisions is very broad and includes any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and us (or persons claiming through or connected with us), on the other hand, relating to or arising out of your subscription agreement, the common stock, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except an individual claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court) the validity or enforceability of the arbitration provisions, any part thereof, or the entire subscription agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of the arbitration provisions is to be given the broadest possible interpretation that will permit it to be enforceable. Based on discussions with and research performed by our counsel, we believe that the arbitration provisions are enforceable under federal law, the laws of the State of Maryland, the laws of the State of California, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our bylaws with respect to the arbitration provisions or otherwise requiring you to waive certain rights were to be found by a court to be unenforceable, we would abide by such decision.

Before purchasing shares, a potential investor must acknowledge, understand, and agree that: (a) arbitration is final and binding on the parties; (b) the parties are waiving their right to seek remedies in court, including the right to jury trial; (c) pre-arbitration discovery is generally more limited than and potentially different in form and scope from court proceedings; (d) the arbitration award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of a ruling by the arbitrators is strictly limited; and (e) the panel of arbitrators may include a minority of persons engaged in the securities industry. The arbitration provisions limit the rights of an investor to many legal remedies and rights otherwise available.

BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Jury Waiver Provision

Under the jury waiver provision contained in our bylaws (which apply to both initial purchasers of our common stock and also to purchasers in secondary transactions, if any), you are waiving your rights to a trial by jury with respect to any claims under the U.S. federal securities laws and all claims that are related to our company, including with respect to this offering, our shares, our holdings, our ongoing operations and the management of our investments, among other matters.

Based on discussions with and research performed by our counsel, we believe that the jury waiver provisions are enforceable under federal law, the laws of the State of Maryland, the laws of the State of California, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our bylaws with respect to the jury waiver provisions were to be found by a court to be unenforceable, we would abide by such decision.

BY AGREEING TO BE SUBJECT TO THE JURY WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

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LEGAL MATTERS

Certain legal matters, including the validity of common stock offered hereby, have been passed upon for us by Goodwin Procter llp, New York, New York.

EXPERTS

The consolidated financial statements of 1st stREIT Office Inc. as of December 31, 2022 and 2021 and for each of the years in the two year period ended December 31, 2022, incorporated in this Preliminary Offering Circular by reference from the 1st stREIT Office Inc. Annual Report on Form 1-K for the year ended December 31, 2022, have been audited by RSM US LLP, an independent auditor, as stated in their report thereon, incorporated herein by reference, and have been incorporated in this Preliminary Offering Circular and Regulation A Post-Qualification Offering Statement in reliance upon such report and upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC an offering statement under the Securities Act on Form 1-A regarding this offering. This offering circular, which is part of the offering statement, does not contain all the information set forth in the offering statement and the exhibits related thereto filed with the SEC, reference to which is hereby made. Upon the qualification of the offering statement, we will be subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are registered pursuant to Regulation A, and accordingly, we will file annual reports, semi-annual reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file with the SEC.

The information incorporated by reference herein is an important part of the offering statement and this offering circular. Any statement contained in a document which is incorporated by reference in the offering statement and this offering circular is automatically updated and superseded if information contained in a subsequent filing or in this offering circular, or information that we later file with the SEC prior to the termination of this offering, modifies or replaces this information. The following documents previously filed with the SEC are incorporated by reference into this offering statement and this offering circular:

•	our Form 1-U filed on December 14, 2022;

•	our Form 1-U filed on March 20, 2023;

•	our Annual Report on Form 1-K for the year ended December 31, 2022 filed on April 18, 2023;

•	our Form 1-U filed on June 16, 2023;

•	our Form 1-U filed on September 20, 2023;
•	our Semi-Annual Report on Form 1-SA for the period ended June 30, 2023 filed on September 15, 2023;

•	our Form 1-U filed on December 12, 2023; and
•	our Form 1-U filed on December 20, 2023
•	our Form 1-U filed on December 22, 2023.

You may also request a copy of these filings at no cost, by writing, emailing or telephoning us at:

1st stREIT Office Inc.
Attn: Investor Relations
9595 Wilshire Blvd #800
Beverly Hills, CA 90212
equity@streitwise.com
(310) 907-5527

Within 120 days after the end of each fiscal year we will provide to our stockholders of record an annual report. The annual report will contain audited financial statements and certain other financial and narrative information that we are required to provide to stockholders.

We also maintain a website at www.streitwise.com, where there may be additional information about our business, but the contents of that site are not incorporated by reference in or otherwise a part of this offering circular.

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INDEX TO FINANCIAL STATEMENTS OF

1st stREIT Office Inc.

The financial statements of the Company can be found in:

-	“Item 7. Financial Statements” of the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2022, which can be found here, and

-	“Item 3. Financial Statements” of the Company’s Semi-Annual Report on Form 1-SA for the fiscal semi-annual period ended June 30, 2023, which can be found here, both of which are incorporated herein by reference.

The following financial statements and pro forma financial information in connection with the Midtown III acquisition can be found in the Company’s Form 1-U filed December 12, 2023, which is incorporated herein by reference.

-	Financial Statements of Business Acquired

The Statement of Revenue and Direct Costs of Revenues, in accordance with Rule 3-14 of Regulation S-X, of Midtown III for the period from January 1, 2023 through June 30, 2023 (unaudited) and for the year ended December 31, 2022.

-	Pro Forma Financial Information

Pro Forma Condensed Combined Balance Sheet as of June 30, 2023 (unaudited), and the Pro Forma Condensed Combined Statements of Operations for the six months ended June 30, 2023 (unaudited) and for the year ended December 31, 2022 (unaudited).

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APPENDIX A:

FORM OF SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

FOR QUALIFIED PURCHASERS

1st stREIT Office Inc.,
a Maryland Corporation

THIS SUBSCRIPTION AGREEMENT (this “Agreement” or this “Subscription”) is made and entered into as of _______ __, 20__, by and between the undersigned (the “Subscriber,” “Investor,” or “you”) and 1st stREIT OFFICE INC., a Maryland corporation (the “Company” or “we” or “us” or “our”), with reference to the facts set forth below.

WHEREAS, subject to the terms and conditions of this Agreement, the Subscriber wishes to irrevocably subscribe for and purchase (subject to acceptance of such subscription by the Company) certain shares of Common Stock (the “Common Stock”), as set forth in Section 1 and on the signature page hereto, offered pursuant to that certain Offering Circular included on our website at www.streitwise.com as of the date of this Agreement (the “Offering Circular”) of the Company.

NOW, THEREFORE, in order to implement the foregoing and in consideration of the mutual representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.	Subscription for and Purchase of the Common Stock.

1.1           Subject to the express terms and conditions of this Agreement, the Subscriber hereby irrevocably subscribes for and agrees to purchase the Common Stock (the “Purchase”) in the amount of the purchase price (the “Purchase Price”) set forth on the signature page to this Agreement.

1.2           The Subscriber must initially purchase at least 500 shares of Common Stock in this offering. The minimum subscription requirement on additional purchases once the Subscriber has purchased the requisite minimum of 500 shares of Common Stock is $100.

1.3           The offering of Common Stock is described in the Offering Circular, that is available through our online website platform www.streitwise.com (the “Site”), as well as on the SEC’s EDGAR website. Please read this Agreement, the Offering Circular, and the Company’s Amended and Restated Charter (the “Charter”). While they are subject to change, as described below, the Company advises you to print and retain a copy of these documents for your records. By signing electronically below, you agree to the following terms together with the Terms and Conditions and the Terms of Use, consent to the Company’s Privacy Policy, and agree to transact business with us and to receive communications relating to the Common Stock electronically.

1.4           The Company has the right to reject this Subscription in whole or in part for any reason. The Subscriber may not cancel, terminate or revoke this Agreement, which, in the case of an individual, shall survive his death or disability and shall be binding upon the Subscriber, his heirs, trustees, beneficiaries, executors, personal or legal administrators or representatives, successors, transferees and assigns.

1.5           Once you make a funding commitment to purchase Common Stock, it is irrevocable until the Common Stock is issued, the Purchase is rejected by the Company, or the Company otherwise determines not to consummate the transaction.

1.6           The undersigned has received and read a copy of the Company’s Charter and agrees that its execution of this Subscription Agreement constitutes its consent to such Charter, and, that upon acceptance of this Subscription Agreement by the Company, the undersigned will become a member of the Company as a holder of Common Stock. When this Subscription Agreement is countersigned by the Company, the Charter shall be binding upon the undersigned as of the settlement date.

A-1

2.	Purchase of the Common Stock.

2.1           The Subscriber understands that the Purchase Price is payable with the execution and submission of this Agreement, and accordingly, is submitting herewith to the Company the Purchase Price as agreed to by the Company on the Site.

2.2           If the Company returns the Subscriber’s Purchase Price to the Subscriber, the Company will not pay any interest to the Subscriber.

2.3           If this Subscription is accepted by the Company, the Subscriber agrees to comply fully with the terms of this Agreement, the Common Stock and all other applicable documents or instruments of the Company, including the Charter. The Subscriber further agrees to execute any other necessary documents or instruments in connection with this Subscription and the Subscriber’s purchase of the Common Stock.

2.4           In the event that this Subscription is rejected in full or the offering is terminated, payment made by the Subscriber to the Company for the Common Stock will be refunded to the Subscriber without interest and without deduction, and all of the obligations of the Subscriber hereunder shall terminate. To the extent that this Subscription is rejected in part, the Company shall refund to the Subscriber any payment made by the Subscriber to the Company with respect to the rejected portion of this Subscription without interest and without deduction, and all of the obligations of Subscriber hereunder shall remain in full force and effect except for those obligations with respect to the rejected portion of this Subscription, which shall terminate.

3.             Investment Representations and Warranties of the Subscriber. The Subscriber represents and warrants to the Company the following:

3.1           The information that the Subscriber has furnished herein, including (without limitation) the information furnished by the Subscriber upon signing up for the Site regarding whether Subscriber qualifies as (i) an “accredited investor” as that term is defined in Rule 501 under Regulation D promulgated under the Securities Act of 1933, as amended (the “Act”) and/or (ii) a “qualified purchaser” as that term is defined in Regulation A promulgated under the Act, is correct and complete as of the date of this Agreement and will be correct and complete on the date, if any, that the Company accepts this subscription. Further, the Subscriber shall immediately notify the Company of any change in any statement made herein prior to the Subscriber’s receipt of the Company’s acceptance of this Subscription, including, without limitation, Subscriber’s status as an “accredited investor” and/or “qualified purchaser”. The representations and warranties made by the Subscriber may be fully relied upon by the Company and by any investigating party relying on them.

3.2           The Subscriber, if an entity, is, and shall at all times while it holds Common Stock remain, duly organized, validly existing and in good standing under the laws of the state or other jurisdiction of the United States of America of its incorporation or organization, having full power and authority to own its properties and to carry on its business as conducted. The Subscriber, if a natural person, is eighteen (18) years of age or older, competent to enter into a contractual obligation, and a citizen or resident of the United States of America. The principal place of business or principal residence of the Subscriber is as shown on the signature page of this Agreement.

3.3           The Subscriber has the requisite power and authority to deliver this Agreement, perform his, her or its obligations set forth herein, and consummate the transactions contemplated hereby. The Subscriber has duly executed and delivered this Agreement and has obtained the necessary authorization to execute and deliver this Agreement and to perform his, her or its obligations herein and to consummate the transactions contemplated hereby. This Agreement, assuming the due execution and delivery hereof by the Company, is a legal, valid and binding obligation of the Subscriber enforceable against the Subscriber in accordance with its terms.

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3.4           At no time has it been expressly or implicitly represented, guaranteed or warranted to the Subscriber by the Company or any other person that:

(a)           A percentage of profit and/or amount or type of gain or other consideration will be realized as a result of this investment; or

(b)           The past performance or experience on the part of the Company and/or its officers or directors in any way indicates the predictable or probable results of the ownership of the Common Stock or the overall Company venture.

3.5           The Subscriber has received this Agreement, the Offering Circular and the Charter. The Subscriber and/or the Subscriber’s advisors, who are not affiliated with and not compensated directly or indirectly by the Company or an affiliate thereof, have such knowledge and experience in business and financial matters as will enable them to utilize the information which they have received in connection with the Company and its business to evaluate the merits and risks of an investment, to make an informed investment decision and to protect Subscriber’s own interests in connection with the Purchase.

3.6           The Subscriber understands that the Common Stock being purchased is a speculative investment which involves a substantial degree of risk of loss of the Subscriber’s entire investment in the Common Stock, and the Subscriber understands and is fully cognizant of the risk factors related to the purchase of the Common Stock. The Subscriber has read, reviewed and understood the risk factors set forth in the Offering Circular.

3.7           The Subscriber understands that any forecasts or predictions as to the Company’s performance are based on estimates, assumptions and forecasts that the Company believes to be reasonable but that may prove to be materially incorrect, and no assurance is given that actual results will correspond with the results contemplated by the various forecasts.

3.8           The Subscriber is able to bear the economic risk of this investment and, without limiting the generality of the foregoing, is able to hold this investment for an indefinite period of time. The Subscriber has adequate means to provide for the Subscriber’s current needs and personal contingencies and has a sufficient net worth to sustain the loss of the Subscriber’s entire investment in the Company.

3.9           If the Subscriber does not qualify as an “accredited investor,” that the amount of Common Stock being purchased by the Subscriber does not exceed 10% of the greater of the Subscriber’s annual income or net worth (for natural persons), or 10% of the greater of the Subscriber’s annual revenue or net assets at fiscal year end (for non-natural persons).

3.10         The Subscriber has had an opportunity to ask questions of the Company or anyone acting on its behalf and to receive answers concerning the terms of this Agreement and the Common Stock, as well as about the Company and its business generally, and to obtain any additional information that the Company possesses or can acquire without unreasonable effort or expense, that is necessary to verify the accuracy of the information contained in this Agreement. Further, all such questions have been answered to the full satisfaction of the Subscriber.

3.11         The Subscriber agrees to provide any additional documentation the Company may reasonably request, including documentation as may be required by the Company to form a reasonable basis that the Subscriber qualifies as an “accredited investor” as that term is defined in Rule 501 under Regulation D promulgated under the Act, or otherwise as a “qualified purchaser” as that term is defined in Regulation A promulgated under the Act, or as may be required by the securities administrators or regulators of any state, to confirm that the Subscriber meets any applicable minimum financial suitability standards and has satisfied any applicable maximum investment limits.

3.12         The Subscriber understands that no state or federal authority has scrutinized this Agreement or the Common Stock offered pursuant hereto, has made any finding or determination relating to the fairness for investment of the Common Stock, or has recommended or endorsed the Common Stock, and that the Common Stock has not been registered or qualified under the Act or any state securities laws, in reliance upon exemptions from registration thereunder.

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3.13         The Subscriber understands that the Company has not been registered under the Investment Company Act of 1940. In addition, the Subscriber understands that the Company’s manager, SW Manager, LLC, is not registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

3.14         The Subscriber is subscribing for and purchasing the Common Stock without being furnished any offering literature, other than the Offering Circular, the Charter and this Agreement, and such other related documents, agreements or instruments as may be attached to the foregoing documents as exhibits or supplements thereto, or as the Subscriber has otherwise requested from the Company in writing, and without receiving any representations or warranties from the Company or its agents and representatives other than the representations and warranties contained in said documents, and is making this investment decision solely in reliance upon the information contained in said documents and upon any investigation made by the Subscriber or Subscriber’s advisors.

3.15         The Subscriber’s true and correct full legal name, address of residence (or, if an entity, principal place of business), phone number, electronic mail address, United States taxpayer identification number, if any, and other contact information are accurately provided on signature page hereto. The Subscriber is currently a bona fide resident of the state or jurisdiction set forth in the current address provided to the Company. The Subscriber has no present intention of becoming a resident of any other state or jurisdiction.

3.16         The Subscriber is subscribing for and purchasing the Common Stock solely for the Subscriber’s own account, for investment purposes only, and not with a view toward or in connection with resale, distribution (other than to its stockholders or members, if any), subdivision or fractionalization thereof. The Subscriber has no agreement or other arrangement, formal or informal, with any person or entity to sell, transfer or pledge any part of the Common Stock, or which would guarantee the Subscriber any profit, or insure against any loss with respect to the Common Stock, and the Subscriber has no plans to enter into any such agreement or arrangement.

3.17         The Subscriber represents and warrants that the execution and delivery of this Agreement, the consummation of the transactions contemplated thereby and hereby and the performance of the obligations thereunder and hereunder will not conflict with or result in any violation of or default under any provision of any other agreement or instrument to which the Subscriber is a party or any license, permit, franchise, judgment, order, writ or decree, or any statute, rule or regulation, applicable to the Subscriber. The Subscriber confirms that the consummation of the transactions envisioned herein, including, but not limited to, the Subscriber’s Purchase, will not violate any foreign law and that such transactions are lawful in the Subscriber’s country of citizenship and residence.

3.18         The Company’s intent is to comply with all applicable federal, state and local laws designed to combat money laundering and similar illegal activities, including the provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”). Subscriber hereby represents, covenants, and agrees that, to the best of Subscriber’s knowledge based on reasonable investigation:

(a)           None of the Subscriber’s funds tendered for the Purchase Price (whether payable in cash or otherwise) shall be derived from money laundering or similar activities deemed illegal under federal laws and regulations.

(b)          To the extent within the Subscriber’s control, none of the Subscriber’s funds tendered for the Purchase Price will cause the Company or any of its personnel or affiliates to be in violation of federal anti-money laundering laws, including (without limitation) the Bank Secrecy Act (31 U.S.C. 5311 et seq.), the United States Money Laundering Control Act of 1986 or the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, and/or any regulations promulgated thereunder.

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(c)           When requested by the Company, the Subscriber will provide any and all additional information, and the Subscriber understands and agrees that the Company may release confidential information about the Subscriber and, if applicable, any underlying beneficial owner or Related Person1 to U.S. regulators and law enforcement authorities, deemed reasonably necessary to ensure compliance with all applicable laws and regulations concerning money laundering and similar activities. The Company reserves the right to request any information as is necessary to verify the identity of the Subscriber and the source of any payment to the Company. In the event of delay or failure by the Subscriber to produce any information required for verification purposes, the subscription by the Subscriber may be refused.

(d)           Neither the Subscriber, nor any person or entity controlled by, controlling or under common control with the Subscriber, any of the Subscriber’s beneficial owners, any person for whom the Subscriber is acting as agent or nominee in connection with this investment nor, in the case of a Subscriber which is an entity, any Related Person is:

(i)            a Prohibited Investor;

(ii)           a Senior Foreign Political Figure, any member of a Senior Foreign Political Figure’s “immediate family,” which includes the figure’s parents, siblings, spouse, children and in-laws, or any Close Associate of a Senior Foreign Political Figure, or a person or entity resident in, or organized or chartered under, the laws of a Non-Cooperative Jurisdiction;

(iii)          a person or entity resident in, or organized or chartered under, the laws of a jurisdiction that has been designated by the U.S. Secretary of the Treasury under Section 311 or 312 of the PATRIOT Act as warranting special measures due to money laundering concerns; or Bank without a physical presence in any country, but does not include a regulated affiliate; “Foreign Bank” shall mean an organization that (i) is organized under the laws of a foreign country, (ii) engages in the business of banking, (iii) is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or principal banking operations, (iv) receives deposits to a substantial extent in the regular course of its business, and (v) has the power to accept demand deposits, but does not include the U.S. branches or agencies of a foreign bank; “Non-Cooperative Jurisdiction” shall mean any foreign country that has been designated as noncooperative with international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Task Force on Money Laundering, of which the U.S. is a member and with which designation the U.S. representative to the group or organization continues to concur; “Prohibited Investor” shall mean a person or entity whose name appears on (i) the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Office of Foreign Assets Control; (ii) other lists of prohibited persons and entities as may be mandated by applicable law or regulation; or (iii) such other lists of prohibited persons and entities as may be provided to the Company in connection therewith; “Related Person” shall mean, with respect to any entity, any interest holder, director, senior officer, trustee, beneficiary or grantor of such entity; provided that in the case of an entity that is a publicly traded company or a tax qualified pension or retirement plan in which at least 100 employees participate that is maintained by an employer that is organized in the U.S. or is a U.S. government entity, the term “Related Person” shall exclude any interest holder holding less than 5% of any class of securities of such publicly traded company and beneficiaries of such plan; “Senior Foreign Political Figure” shall mean a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a Senior Foreign Political Figure includes any corporation, business or other entity that has been formed by, or for the benefit of, a Senior Foreign Political Figure.

(iv)          a person or entity who gives Subscriber reason to believe that its funds originate from, or will be or have been routed through, an account maintained at a Foreign Shell Bank, an “offshore bank,” or a bank organized or chartered under the laws of a Non-Cooperative Jurisdiction.

(e)           The Subscriber hereby agrees to immediately notify the Company if the Subscriber knows, or has reason to suspect, that any of the representations in this Section 3.18 have become incorrect or if there is any change in the information affecting these representations and covenants.

(f)            The Subscriber agrees that, if at any time it is discovered that any of the foregoing anti-money laundering representations are incorrect, or if otherwise required by applicable laws or regulations, the Company may undertake appropriate actions, and the Subscriber agrees to cooperate with such actions, to ensure compliance with such laws or regulations, including, but not limited to segregation and/or redemption of the Subscriber’s interest in the Common Stock.

1 For purposes of this Section 3.18, the terms “Related Person”, “Prohibited Investor”, “Senior Foreign Political Figure”, “Close Associate”, “Non-Cooperative Jurisdiction” and “Foreign Shell Bank” shall have the meanings described below; “Close Associate of a Senior Foreign Political Figure” shall mean a person who is widely and publicly known internationally to maintain an unusually close relationship with the Senior Foreign Political Figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the Senior Foreign Political Figure; “Foreign Shell Bank” shall mean a Foreign Bank without a presence in any country.

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3.19         The Subscriber represents and warrants that the Subscriber is either:

(a)           Purchasing the Common Stock with funds that constitute the assets one or more of the following:

(i)            an “employee benefit plan” as defined in Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA;

(ii)           an “employee benefit plan” as defined in Section 3(3) of ERISA that is not subject to either Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) (including a governmental plan, non-electing church plan or foreign plan). The Subscriber hereby represents and warrants that (a) its investment in the Company: (i) does not violate and is not otherwise inconsistent with the terms of any legal document constituting or governing the employee benefit plan; (ii) has been duly authorized and approved by all necessary parties; and (iii) is in compliance with all applicable laws, and (b) neither the Company nor any person who manages the assets of the Company will be subject to any laws, rules or regulations applicable to such Subscriber solely as a result of the investment in the Company by such Subscriber;

(iii)          a plan that is subject to Section 4975 of the Code (including an individual retirement account);

(iv)          an entity (including, if applicable, an insurance company general account) whose underlying assets include “plan assets” of one or more “employee benefit plans” that are subject to Title I of ERISA or “plans” that are subject to Section 4975 of the Code by reason of the investment in such entity, directly or indirectly, by such employee benefit plans or plans; or

(v)           an entity that (A) is a group trust within the meaning of Revenue Ruling 81-100, a common or collective trust fund of a bank or an insurance company separate account and (B) is subject to Title I of ERISA, Section 4975 of the Code or both; or

(b)           Not purchasing the Common Stock with funds that constitute the assets of any of the entities or plans described in Section 3.19(a)(i) through 3.19(a)(v) above.

3.20         The Subscriber further represents and warrants that neither Subscriber nor any of its affiliates (a) have discretionary authority or control with respect to the assets of the Company or (b) provide investment advice for a fee (direct or indirect) with respect to the assets of the Company. For this purpose, an “affiliate” includes any person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the person and “control” with respect to a person other than an individual means the power to exercise a controlling influence over the management or policies of such person.

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3.21         The Subscriber confirms that the Subscriber has been advised to consult with the Subscriber’s independent attorney regarding legal matters concerning the Company and to consult with independent tax advisers regarding the tax consequences of investing through the Company. The Subscriber acknowledges that Subscriber understands that any anticipated United States federal or state income tax benefits may not be available and, further, may be adversely affected through adoption of new laws or regulations or amendments to existing laws or regulations. The Subscriber acknowledges and agrees that the Company is providing no warranty or assurance regarding the ultimate availability of any tax benefits to the Subscriber by reason of the Purchase.

4.             Ownership Limitation. The Subscriber acknowledges and agrees that, pursuant to the terms of the Charter, the Subscriber generally cannot own, or be deemed to own by virtue of certain attribution provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and as set forth in the Charter, either more than 9.0% in value or in number of our Common Stock, whichever is more restrictive, or more than 9.0% in value or in number of our shares, whichever is more restrictive. The Charter includes additional restrictions on ownership, including ownership that would result in (i) us being “closely held” within the meaning of Section 856(h) of the Code, (ii) us failing to qualify as a REIT, (iii) causing any of our income that would otherwise qualify as “rents from real property” for purposes of Section 856(d) of the Code to fail to qualify as such, or (iv) our shares being beneficially owned by fewer than 100 persons (as determined under Section 856(a)(5) of the Code). The Subscriber also acknowledges and agrees that, pursuant to the terms of the Charter, the Subscriber’s ownership of our Common Stock cannot cause any other person to violate the foregoing limitations on ownership.

5.             Tax Forms. The Subscriber will also need to complete an IRS Form W-9 or the appropriate Form W-8, which should be returned directly to us via the Site. The Subscriber certifies that the information contained in the executed copy (or copies) of IRS Form W-9 or appropriate IRS Form W-8 (and any accompanying required documentation), as applicable, when submitted to us will be true, correct and complete. The Subscriber shall (i) promptly inform us of any change in such information, and (ii) furnish to us a new properly completed and executed form, certificate or attachment, as applicable, as may be required under the Internal Revenue Service instructions to such forms, the Code or any applicable Treasury Regulations or as may be requested from time to time by us.

6.             No Advisory Relationship. You acknowledge and agree that the purchase and sale of the Common Stock pursuant to this Agreement is an arms-length transaction between you and the Company. In connection with the purchase and sale of the Common Stock, the Company is not acting as your agent or fiduciary. the Company assumes no advisory or fiduciary responsibility in your favor in connection with the Common Stock or the corresponding project investments. the Company has not provided you with any legal, accounting, regulatory or tax advice with respect to the Common Stock, and you have consulted your own respective legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate.

7.             Bankruptcy. In the event that you file or enter bankruptcy, insolvency or other similar proceeding, you agree to use the best efforts possible to avoid the Company being named as a party or otherwise involved in the bankruptcy proceeding. Furthermore, this Agreement should be interpreted so as to prevent, to the maximum extent permitted by applicable law, any bankruptcy trustee, receiver or debtor-in-possession from asserting, requiring or seeking that (i) you be allowed by the Company to return the Common Stock to the Company for a refund or (ii) the Company be mandated or ordered to redeem or withdraw Common Stock held or owned by you.

8.	Miscellaneous Provisions.

8.1           This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland (without regard to the conflicts of laws principles thereof).

8.2           All notices and communications to be given or otherwise made to the Subscriber shall be deemed to be sufficient if sent by electronic mail to such address as set forth for the Subscriber at the records of the Company (or that you submitted to us via the Site). You shall send all notices or other communications required to be given hereunder to the Company via email at equity@streitwise.com (with a copy to be sent concurrently via prepaid certified mail to: 9595 Wilshire Blvd #800, Beverly Hills, CA 90212, Attention: Investor Relations.

Any such notice or communication shall be deemed to have been delivered and received on the first business day following that on which the electronic mail has been sent (assuming that there is no error in delivery). As used in this section, “business day” shall mean any day other than a day on which banking institutions in the State of Maryland are legally closed for business.

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8.3           This Agreement, or the rights, obligations or interests of the Subscriber hereunder, may not be assigned, transferred or delegated without the prior written consent of the Company. Any such assignment, transfer or delegation in violation of this section shall be null and void.

8.4           The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

8.5           Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of each of the parties hereto.

8.6           If one or more provisions of this Agreement are held to be unenforceable under applicable law, rule or regulation, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8.7           In the event that either party hereto shall commence any suit, action or other proceeding to interpret this Agreement, or determine to enforce any right or obligation created hereby, then such party, if it prevails in such action, shall recover its reasonable costs and expenses incurred in connection therewith, including, but not limited to, reasonable attorney’s fees and expenses and costs of appeal, if any.

8.8           This Agreement (including the exhibits and schedules attached hereto) and the documents referred to herein (including without limitation the Common Stock) constitute the entire agreement among the parties and shall constitute the sole documents setting forth terms and conditions of the Subscriber’s contractual relationship with the Company with regard to the matters set forth herein. This Agreement supersedes any and all prior or contemporaneous communications, whether oral, written or electronic, between us.

8.9           This Agreement may be executed in any number of counterparts, or facsimile counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

8.10         The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. The singular number or masculine gender, as used herein, shall be deemed to include the plural number and the feminine or neuter genders whenever the context so requires.

8.11         The parties acknowledge that there are no third party beneficiaries of this Agreement, except for any affiliates of the Company that may be involved in the issuance or servicing of Common Stock on the Site, which the parties expressly agree shall be third party beneficiaries hereof.

9.             Consent to Electronic Delivery. The Subscriber hereby agrees that the Company may deliver all notices, financial statements, valuations, reports, reviews, analyses or other materials, and any and all other documents, information and communications concerning the affairs of the Company and its investments, including, without limitation, information about the investment, required or permitted to be provided to the Subscriber under the Common Stock or hereunder by means e-mail or by posting on an electronic message board or by other means of electronic communication. Because the Company operates principally on the Internet, you will need to consent to transact business with us online and electronically. As part of doing business with us, therefore, we also need you to consent to our giving you certain disclosures electronically, either via the Site or to the email address you provide to us. By entering into this Agreement, you consent to receive electronically all documents, communications, notices, contracts, and agreements arising from or relating in any way to your or our rights, obligations or services under this Agreement (each, a “Disclosure”). The decision to do business with us electronically is yours. This document informs you of your rights concerning Disclosures.

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(a)           Scope of Consent. Your consent to receive Disclosures and transact business electronically, and our agreement to do so, applies to any transactions to which such Disclosures relate.

(b)           Consenting to Do Business Electronically. Before you decide to do business electronically with us, you should consider whether you have the required hardware and software capabilities described below.

(c)           Hardware and Software Requirements. In order to access and retain Disclosures electronically, you must satisfy the following computer hardware and software requirements: access to the Internet; an email account and related software capable of receiving email through the Internet; a web browser which is SSL-compliant and supports secure sessions; and hardware capable of running this software.

(d)           How to Contact Us Regarding Electronic Disclosures. You can contact us via email at equity@streitwise.com. You may also reach us in writing at the following address: 9595 Wilshire Blvd #800, Beverly Hills, CA 90212, Attention: Investor Relations. You agree to keep us informed of any change in your email or home mailing address so that you can continue to receive all Disclosures in a timely fashion. If your registered e-mail address changes, you must notify us of the change by sending an email to equity@streitwise.com. You also agree to update your registered residence address and telephone number on the Site if they change. You will print a copy of this Agreement for your records, and you agree and acknowledge that you can access, receive and retain all Disclosures electronically sent via email or posted on the Site.

10.	Consent to Electronic Delivery of Tax Documents.

(a)           Please read this disclosure about how we will provide certain documents that we are required by the Internal Revenue Service (the “IRS”) to send to you (“Tax Documents”) in connection with your Common Stock. A Tax Document provides important information you need to complete your tax returns. Tax Documents include Form 1099. Occasionally, we are required to send you CORRECTED Tax Documents. Additionally, we may include inserts with your Tax Documents. We are required to send Tax Documents to you in writing, which means in paper form. When you consent to electronic delivery of your Tax Documents, you will be consenting to delivery of Tax Documents, including these corrected Tax Documents and inserts, electronically instead of in paper form.

(b)           Agreement to Receive Tax Documents Electronically. By executing this Agreement on the Site, you are consenting in the affirmative that we may send Tax Documents to you electronically. If you subsequently withdraw consent to receive Tax Documents electronically, a paper copy will be provided. Your consent to receive the Tax Documents electronically continues for every tax year until you withdraw your consent.

(c)           How We Will Notify You That a Tax Document is Available. You will receive an electronic notification via email when your Tax Documents are ready for access on the Site. Your Tax Documents are maintained on the Site through at least October 15 of the applicable tax year, at a minimum, should you ever need to access them again.

(d)           Your Option to Receive Paper Copies. To obtain a paper copy of your Tax Documents, you can print one by visiting the Site. You can also contact us at equity@streitwise.com and request a paper copy.

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(e)           Withdrawal of Consent to Receive Electronic Notices. You can withdraw your consent before the Tax Document is furnished by mailing a letter including your name, mailing address, effective tax year, and indicating your intent to withdraw consent to the electronic delivery of Tax Documents to:

1st stREIT Office Inc.
Attn: Investor Relations
9595 Wilshire Blvd #800
Beverly Hills, CA 90212
equity@streitwise.com
(310) 907-5527

If you withdraw consent to receive Tax Documents electronically, a paper copy will be provided. Your consent to receive the Tax Documents electronically continues for every tax year until you withdraw your consent.

(f)           Termination of Electronic Delivery of Tax Documents. We may terminate your request for electronic delivery of Tax Documents without your withdrawal of consent in writing in the following instances:

•	You don’t have a password for your Company account

•	Your Company account is closed

•	You were removed from the Company account

•	Your role or authority on the Company account changed in a manner that no longer allows you to consent to electronic delivery

•	We received three consecutive email notifications that indicate your email address is no longer valid

•	We cancel the electronic delivery of Tax Documents

(g)           You Must Keep Your E-mail Address Current With Us. You must promptly notify us of a change of your email address. If your mailing address, email address, telephone number or other contact information changes, you may also provide updated information by contacting us at equity@streitwise.com.

(h)           Hardware and Software Requirements. In order to access and retain Tax Documents electronically, you must satisfy the computer hardware and software requirements as set forth above in Section 9(c) of this Agreement. You will also need a printer if you wish to print Tax Documents on paper, and electronic storage if you wish to download and save Tax Documents to your computer.

11.           Limitations on Damages. IN NO EVENT SHALL THE COMPANY BE LIABLE TO THE SUBSCRIBER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. THE FOREGOING SHALL BE INTERPRETED AND HAVE EFFECT TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, RULE OR REGULATION.

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12.	Arbitration.

(a)           Either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a Claim be final and binding arbitration pursuant to this Section 12 (this “Arbitration Provision”). The arbitration shall be conducted in Los Angeles, CA. As used in this Arbitration Provision, “Claim” shall include any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and the Company (or persons claiming through or connected with the Company), on the other hand, relating to or arising out of this Agreement, any Common Stock, the Site, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except to the extent provided otherwise in the last sentence of Section 12(e) below) the validity or enforceability of this Arbitration Provision, any part thereof, or the entire Agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of this Arbitration Provision is to be given the broadest possible interpretation that is enforceable.

(b)          The party initiating arbitration shall do so with the American Arbitration Association (the “AAA”) or JAMS. The arbitration shall be conducted according to, and the location of the arbitration shall be determined in accordance with, the rules and policies of the administrator selected, except to the extent the rules conflict with this Arbitration Provision or any countervailing law. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to countervailing law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply.

(c)           If we elect arbitration, we shall pay all the administrator’s filing costs and administrative fees (other than hearing fees). If you elect arbitration, filing costs and administrative fees (other than hearing fees) shall be paid in accordance with the rules of the administrator selected, or in accordance with countervailing law if contrary to the administrator’s rules. We shall pay the administrator’s hearing fees for one full day of arbitration hearings. Fees for hearings that exceed one day will be paid by the party requesting the hearing, unless the administrator’s rules or applicable law require otherwise, or you request that we pay them and we agree to do so. Each party shall bear the expense of its own attorney’s fees, except as otherwise provided by law. If a statute gives you the right to recover any of these fees, these statutory rights shall apply in the arbitration notwithstanding anything to the contrary herein.

(d)           Within 30 days of a final award by the arbitrator, a party may appeal the award for reconsideration by a three-arbitrator panel selected according to the rules of the arbitrator administrator. In the event of such an appeal, an opposing party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider de novo all aspects of the initial award that are appealed. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrator’s rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (the “FAA”), and may be entered as a judgment in any court of competent jurisdiction.

(e)           We agree not to invoke our right to arbitrate an individual Claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT.

(f)            Unless otherwise provided in this Agreement or consented to in writing by all parties to the arbitration, no party to the arbitration may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. Unless consented to in writing by all parties to the arbitration, an award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any Claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this subsection (e), and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this subsection (e) shall be determined exclusively by a court and not by the administrator or any arbitrator.

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(g)           This Arbitration Provision is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by applicable substantive law, subject to the limitations set forth in this Arbitration Provision. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The arbitrator shall take steps to reasonably protect confidential information.

(h)           This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party hereto or other party; and (iii) any transfer of any loan or Common Stock or any amounts owed on such loans or notes, to any other party. If any portion of this Arbitration Provision other than subsection (e) is deemed invalid or unenforceable, the remaining portions of this Arbitration Provision shall nevertheless remain valid and in force. If arbitration is brought on a class, representative, or collective basis, and the limitations on such proceedings in subsection (e) are finally adjudicated pursuant to the last sentence of subsection (e) to be unenforceable, then no arbitration shall be had. In no event shall any invalidation be deemed to authorize an arbitrator to determine Claims or make awards beyond those authorized in this Arbitration Provision.

(i)            You also acknowledge that the requirement to arbitrate disputes contained in this Section 12 and the waiver of court and jury rights contained in Section 13 are also in our bylaws and that subsequent holders of our Common Stock will also be subject to such provisions.

(j)            BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISION CONTAINED IN THIS AGREEMENT, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

13.           Waiver of Court & Jury Rights. THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT BEFORE A JUDGE, BUT WILL NOT HAVE THAT RIGHT IF ANY PARTY ELECTS ARBITRATION PURSUANT TO THIS ARBITRATION PROVISION. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO LITIGATE SUCH CLAIMS IN A COURT UPON ELECTION OF ARBITRATION BY ANY PARTY. THE PARTIES HERETO WAIVE A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT, THE COMMON STOCK OR ANY OTHER AGREEMENTS RELATED THERETO.

BY AGREEING TO BE SUBJECT TO THE JURY WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

14.           Authority. By executing this Agreement, you expressly acknowledge that you have reviewed this Agreement and the Offering Circular for this particular subscription.

[Signature page to follow]

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IN WITNESS WHEREOF, the Subscriber, or its duly authorized representative(s), hereby acknowledges that it has read and understood the risk factors set forth in the Offering Circular, and has hereby executed and delivered this Agreement, and executed and delivered herewith the Purchase Price, as of the date set forth above.

THE SUBSCRIBER:

Print Name of Subscriber

Description of Entity (if applicable)

Signature of Subscriber

Name of Person Signing on behalf of Subscriber

Title (if applicable)

Address of Subscriber:

Telephone:

Email:

Number of Shares of Common Stock
Purchased:

Purchase
Price:

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agreed and accepted BY:

1st stREIT OFFICE INC.,

By:
Name: Jeffrey Karsh
Title: Chief Executive Officer

1st stREIT Office Inc.
Attn: Investor Relations
9595 Wilshire Blvd #800
Beverly Hills, CA 90212
equity@streitwise.com
(310) 907-5527

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APPENDIX B

DISTRIBUTION REINVESTMENT AND

DIRECT STOCK PURCHASE PLAN

1ST STREIT OFFICE INC.

EFFECTIVE AS OF [__], 2024

1st stREIT Office Inc., a Maryland corporation (the “Company”), has adopted a Distribution Reinvestment and Direct Stock Purchase Plan (the “Plan”), to be administered by the Company, or a third party (the “Administrator”) as agent for participants in the Plan (“Participants”), the terms and conditions of which are set forth below and will be supplemented by further specific instructions on the Company’s or the Administrator’s website, as applicable.

1.	Number of Shares Issuable. The number of shares of the Company’s common stock (“Shares”) authorized for issuance under the Plan shall count towards the $47,915,884 aggregate amount of Shares being offered pursuant to the Company’s latest offering circular (the “Offering Circular”). A Participant shall not be able to acquire Shares under the Plan to the extent such purchase would cause the Company to exceed the offering limit set forth in the Offering Circular.

2.	Participants. “Participants” are holders of Shares who elect to participate in the Plan.

3.	Procedures for Participation Generally. Holders of Shares may become Participants by completing and executing an enrollment form or any other Company-approved authorization form as may be available from the Company or the Administrator. Holders of Shares may also enroll via the Administrator’s website, www.securitize.io.

4.	Procedures for Distribution Reinvestment. This Section 4 applies only to the distribution reinvestment component of the Plan. The Company or the Administrator will apply cash dividends and other distributions (collectively, the “Distributions”) declared and paid in respect of a Participant’s Shares towards the purchase of additional Shares by such Participant. Participation in the Plan shall begin with the next Distribution payable after receipt by the Company or the Administrator of a Participant’s enrollment in the Plan. Shares shall be purchased under the Plan on the date that the Company makes a Distribution. Enrollment in the Plan requires that Distributions on all of such Participant’s Shares are subject to the Plan.

5.	Procedures for Direct Stock Purchases. This Section 5 applies only to the direct stock purchase component of the Plan. A Participant may make direct stock purchases of Shares by contacting the Company or making a one time online bank debit or authorizing recurring automatic deductions via the Administrator’s website, www.securitize.io. The minimum aggregate amount of Shares that a Participant may purchase under the Plan is $500. Cash payments received by the Administrator will be invested as soon as practicable, but, in any event, not later than five business days after they are received by the Administrator. No interest will be paid on cash payments held by the Administrator pending investment. Participants shall make their cash payments by such methods as detailed on the Administrator’s website, which may include payment by one-time bank debit or automatic deduction through an automated clearing house (ACH withdrawal).

6.	General Terms of the Plan.

a.	The Company intends to offer Shares pursuant to the Plan initially at its estimated net asset value (“NAV”). At the end of each fiscal quarter the Company expects that the Sponsor’s internal accountants will calculate its NAV and NAV per Share. The NAV calculation shall reflect the total value of the Company’s assets minus the total value of the Company’s liabilities. Upon the calculation of NAV, Participants shall acquire Shares at a price equal to the NAV per Share, as updated quarterly.

b.	In the event of a subsequent determination that the purchase price for any Shares acquired by a participant under the Plan that participates in the distribution reinvestment component of the Plan represented or will represent a discount in excess of 5% of the fair market value per Share at the time of the Distribution or issuance of Shares pursuant to the Plan, the portion of such Shares issued or to be issued under the Plan representing such excess amount shall be voided, ab initio, and, at the Company’s option, the participation of such Participant in the Plan may be terminated, in which event any current and future Distributions to such former Participant would be paid in cash in lieu of Shares.

c.	Selling commissions shall not be charged on the Shares purchased pursuant to the Plan.

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d.	Participants shall not be charged any fees related to the Plan.

e.	For each Participant in the distribution reinvestment component of the Plan, the Company or the Administrator shall maintain an account which shall reflect, for each period in which Distributions are paid, the Distributions received by the Company or the Administrator on behalf of such Participant. A Participant’s account shall be reduced as purchases of Shares are made on behalf of such Participant under the Plan.

f.	The Company shall promptly reinvest Distributions under the distribution reinvestment component of the Plan following the payment date with respect to such Distributions to the extent that Shares are available for purchase under the Plan. If sufficient Shares are not available, any such funds that have not been invested in Shares within thirty (30) days after receipt by the Company or Administrator and, in any event, by the end of the fiscal quarter in which they are received, will be distributed to Participants.

g.	Participants in the Plan may purchase fractional Shares so that one hundred percent (100%) of the Distributions and optional cash submitted will be used to acquire Shares.

h.	A Participant will not be able to acquire Shares under the Plan to the extent that such purchase would cause the Participant to exceed the ownership limits set forth in the Company’s charter (or the ownership limits set forth in any waiver agreement entered into with a Participant). Specifically, to help ensure that that the Company maintains its status as a REIT, the Company will restrict any Participant from acquiring, directly or indirectly, beneficial or constructive ownership of more than the ownership limits set forth in the Company’s charter; unless the Company’s board of directors has agreed to waive the ownership limitations with respect to a particular Participant, in which case the Company will restrict such Participant from acquiring, directly or indirectly, beneficial or constructive ownership of the Company’s Shares in violation of the ownership limits set forth in such Participant’s waiver agreement.

7.	Reports to Participants. After each account activity (i.e., Distribution reinvestment or optional cash purchase), Participants will receive a statement showing, among other information, the amount invested, the purchase price, the number of Shares purchased and total Shares accumulated, including other Shares registered in such Participant’s name; provided, if the only activity in a Participant’s account is the reinvestment of distributions or regularly scheduled automatic cash purchases, this activity will be confirmed in a statement on at least a quarterly basis. If the Company pays an annual distribution and the only activity in a Participant’s account for a calendar year is the reinvestment of such distribution, such Participant will receive an annual statement. Duplicate statements for open accounts will be available from the Administrator upon request free of charge. However, charges may be assessed for statements for closed accounts. The Administrator may also provide on its website the ability for Participants to view year-to-date transaction activity in such Participant’s Plan account, as well as activity in prior years. Participants will be sent the same communications sent to all other registered holders of Shares together with an Internal Revenue Service (IRS) information return for reporting Distribution income received, if so required.

8.	Taxation of Distributions. The reinvestment of Distributions in the applicable component of the Plan does not relieve Participants of any taxes that may be payable as a result of those Distributions and their reinvestment pursuant to the terms of this Plan.

9.	Voting of Plan Shares. In connection with any matter requiring the vote of the Company’s stockholders, each Participant shall be entitled to vote all Shares acquired by the Participant through the Plan.

10.	Termination by Participant. A Participant may terminate participation in the distribution reinvestment component of the Plan at any time by delivering to the Company or Administrator an Internet, telephonic or written notice. To be effective for any Distribution, such notice must be received by the Company at least thirty (30) business days prior to the last day of the period to which the Distribution relates. Following termination, all future Distributions will be paid to such Participant in cash. Any transfer of Shares by a Participant shall terminate participation in the Plan with respect to the transferred Shares.

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Additionally, in the event that a Participant requests that the Company redemption all of the Participant’s Shares, and such request is granted, the Participant shall be deemed to have given sufficient written notice that such Participant is terminating his or her participation in the distribution reinvestment component of the Plan, and is electing to receive all future Distributions in cash.

11.	Amendment or Termination of the Plan by the Company. The Company may amend or terminate the Plan for any reason upon ten days’ notice to the Participants. The Company may provide notice by including such information in a separate mailing (including via electronic mail) to Participants.

12.	Participation by Limited Partners of 1st stREIT Office Operating Partnership LP. For purposes of the Plan, “stockholders” shall be deemed to include the limited partners of 1st stREIT Office Operating Partnership LP (the “Partnership”), “Participants” shall be deemed to include limited partners of the Partnership that elect to participate in the Plan, and “Distribution,” when used with respect to a limited partner of the Partnership, shall mean cash distributions on limited partnership interests held by such limited partner.

13.	Liability of the Company. Neither the Company, the Sponsor, the Manager, any of their respective affiliates nor the Administrator shall be liable for any act done in good faith, or for any good faith omission to act, in connection with administering the Plan. The Company, the Sponsor, the Manager, their respective affiliates and the Administrator shall not have any responsibility or liability as to the value of the Shares or any change in the value of the Shares acquired for the Participant’s account.

14.	Governing Law. The Plan shall be governed by the laws of the State of Maryland.

15.	Current Administrator. You may contact the current Administrator, Securitize, Inc. as follows:

Email address: investorsupport@securitize.io

In writing:	Securitize, Inc.
100 Pine Street, Suite 1250
San Francisco, CA 94111

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1st stREIT Office Inc.

Sponsored by Tryperion Holdings, LLC

UP TO $47,915,884 IN SHARES OF COMMON STOCK

OFFERING CIRCULAR

_________

You should rely only on the information contained in this offering circular. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this offering circular. If any such information or statements are given or made, you should not rely upon such information or representation. This offering circular does not constitute an offer to sell any securities other than those to which this offering circular relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This offering circular speaks as of the date set forth above. You should not assume that the delivery of this offering circular or that any sale made pursuant to this offering circular implies that the information contained in this offering circular will remain fully accurate and correct as of any time subsequent to the date of this offering circular.

February 8, 2024